
13001635

HealthSouth 2012 Annual Report

A Higher Level of Care®

HEALTHSOUTH®

Key Operational Highlights


FIM® Gain
FIM® Gain measures functional improvement (based on an 18 point assessment) from admission to discharge(1)
36
34
32
30
28
26
24
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
HealthSouth
UDS Average(2)
The greater the FIM® Gain, the greater the patient's level of independence.

(1) FIM® instrument is a trademark of Uniform Data System for Medical Rehabilitation, a division of UB Foundation Activities, Inc.

(2) The UDS average is the risk adjusted average of a patient mix pulled from the UDS nation (including HealthSouth) that is similar to the HealthSouth actual patient mix. Cases are placed into CMGs by admitting impairment code, functional status at admission, and sometimes age.


Same-Store Discharges
HealthSouth vs. Industry
5.0%
2.0%
1.9%
-0.5%
1.7%
-2.2%
3.0%
-0.5%
1Q12 vs. 1Q11
2Q12 vs. 2Q11
3Q12 vs. 3Q11
4Q12 vs. 4Q11

UDS Industry Sites

HLS Same-Store - Includes consolidated HealthSouth inpatient rehabilitation hospitals classified as same store during that time period.

The same-store comparison is calculated based on hospitals open throughout both the full current periods and throughout the full prior periods presented. These comparisons include the results of market consolidation transactions in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.


Total Debt
(billions)
6.7x Leverage Ratio
$2.04
$1.81
$1.66
$1.51
$1.25
$1.25
2.5x
YE2007
YE 2008
YE2009
YE2010
YE2011
YE2012

The leverage ratio referenced above is defined as the ratio of consolidated total debt to Adjusted EBITDA for the trailing four quarters.


Adjusted Free Cash Flow
(millions)
$268
$243
$181
$155
$9
2007
2008
2009
2010
2011
2012
($79)

Adjusted EBITDA and adjusted free cash flow are not measurements determined in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Adjusted EBITDA and adjusted free cash flow are discussed in more detail, including reconciliations to corresponding GAAP financial measures, in Appendix A to our Definitive Proxy Statement on Schedule 14A which is part of the Annual Report accompanying these key operational highlights.

HEALTHSOUTH®

Dear Valued Stockholder:

The board of directors and management of HealthSouth are pleased to report the results of another year of solid execution of the Company's business plan:

- ✓ Our focus on providing high-quality inpatient rehabilitative care allowed us to treat 123,854 patients, an increase of 4.6% compared to 2011. This growth is especially significant since data from the Uniform Data System for Medical Rehabilitation (the "UDSMR"), a data gathering and analysis organization representing approximately 70% of the country's inpatient rehabilitation providers, indicates that discharges for all non-HealthSouth UDSMR-reporting entities declined by 1.1% in 2012. We believe our success is directly related to our focus on clinical programs and technology investments that are specifically designed to meet the needs of patients requiring inpatient rehabilitative care. We are very proud of the fact that 86 of our hospitals have earned Disease-Specific Care Certification in Stroke Rehabilitation from The Joint Commission ("TJC"). This is even more impressive when one considers that HealthSouth accounts for approximately 80% of all TJC Disease-Specific Care Certifications in Stroke Rehabilitation nationwide.
- ✓ We also added to our portfolio of hospitals despite the challenging economic and political environment. Our de novo strategy – building new hospitals in new markets – resulted in the completion of a 40-bed hospital in Ocala, Florida; the continued construction of two hospitals, a 40-bed hospital in Littleton, Colorado, and a 34-bed joint venture hospital with Martin Health System in Stuart, Florida; and the receipt of approved certificates of need for hospitals in Orlando, Florida and Newnan, Georgia. We also grew through acquisitions. We purchased a 34-bed inpatient rehabilitation unit in San Antonio, Texas, which we consolidated into our existing Rehabilitation Institute of San Antonio, and entered into a letter of intent to purchase the 58-bed Walton Rehabilitation Hospital in Augusta, Georgia.
- ✓ Our information technology team successfully implemented our electronic clinical information system, which we refer to as "ACE-IT" (Advancing Clinical Excellence through Information Technology), at 13 additional hospitals. Starting in 2013, we expect to implement this system in approximately 20 hospitals each year. This new technology allows our clinical teams and physicians to collaborate quickly and easily in providing coordinated care within our hospitals. Longer term, ACE-IT will permit our hospitals to share clinical information on health exchanges and directly with other providers, thereby enhancing patients' comprehensive coordinated care across all providers.
- ✓ We continued to strengthen and improve our balance sheet and financial flexibility in 2012 by amending and extending our revolving credit facility and issuing $275 million of new 5.75% senior notes maturing in 2024. Proceeds from the new notes offering were utilized to replenish our liquidity and to reduce shorter maturity, higher coupon debt.
- ✓ Finally, we again generated significant adjusted free cash flow even after increasing our maintenance capital expenditures to cover hospital refurbishment projects and the implementation of our electronic clinical information system. We utilized this free cash flow to support growth in our core business through bed additions, new hospitals, and acquisitions, as well as to repurchase approximately $46.5 million of our convertible perpetual preferred stock.

While 2012 was a very successful year from an operational and financial perspective, these successes could not have been achieved without the hard work and dedication of the Company's 22,700 employees. The board of directors and management are enormously grateful for their efforts and proud of their accomplishments.

Sincerely,

Jon F. Hanson
Chairman
Board of Directors

Jay Grinney
President
Chief Executive Officer

HEALTHSOUTH®

April 2, 2013

Dear Fellow Stockholder:

I am pleased to invite you to attend our 2013 Annual Meeting of Stockholders of HealthSouth Corporation, to be held on Thursday, May 2, 2013, at 11:00 a.m., central time, at our corporate headquarters at 3660 Grandview Parkway, Birmingham, Alabama.

We will review our 2012 performance, discuss our outlook for 2013, and respond to any questions you may have. We will also consider the items of business described in the Notice of Annual Meeting of Stockholders and Internet Availability of Proxy Materials and in the Proxy Statement accompanying this letter. The Proxy Statement contains important information about the matters to be voted on and the process for voting, along with information about HealthSouth, its management and its directors.

Every stockholder's vote is important to us. Even if you plan to attend the annual meeting in person, *please promptly vote* by submitting your proxy by phone, by internet or by mail. The "Commonly Asked Questions" section of the Proxy Statement and the enclosed proxy card contain detailed instructions for submitting your proxy. If you plan to attend the annual meeting in person, you must provide proof of share ownership, such as an account statement, and a form of personal identification in order to be admitted to the meeting.

On behalf of the directors, management and employees of HealthSouth, thank you for your continued support of and ownership in our company.

Sincerely,

Jon F. Hanson
Chairman of the Board of Directors

HEALTHSOUTH CORPORATION

Notice of Annual Meeting of Stockholders and Internet Availability of Proxy Materials

TIME	11:00 a.m., central time, on Thursday, May 2, 2013
PLACE	HEALTHSOUTH CORPORATION Corporate Headquarters 3660 Grandview Parkway, Suite 200 Birmingham, Alabama 35243 Directions to the annual meeting are available by calling Investor Relations at 1-205-968-6400
ITEMS OF BUSINESS	(1) To elect eleven directors to the board of directors to serve until our 2014 Annual Meeting of Stockholders. • **The board of directors recommends a vote FOR each nominee.** (2) To ratify the appointment by HealthSouth's Audit Committee of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm. • **The board of directors recommends a vote FOR ratification.** (3) To approve, on an advisory basis, the compensation of the named executive officers as disclosed in the HealthSouth Corporation Definitive Proxy Statement for the 2013 Annual Meeting. • **The board of directors recommends a vote FOR the approval of the compensation of our named executive officers.** (4) To transact such other business as may properly come before the annual meeting and any adjournment or postponement.
RECORD DATE	You can vote if you are a holder of record of HealthSouth common or preferred stock on March 4, 2013.
PROXY VOTING	Your vote is important. Please vote in one of these ways: (1) Via internet: Go to http://www.proxyvote.com and follow the instructions. You will need to enter the control number printed on your proxy card; (2) By telephone: Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy card; (3) In writing: Complete, sign, date and promptly return your proxy card in the enclosed envelope; or (4) Submit a ballot in person at the annual meeting of stockholders.

Important Notice Regarding the Availability of Proxy Materials For the Stockholder Meeting to be Held on May 2, 2013

HealthSouth's Proxy Statement on Schedule 14A, form of proxy card, and 2012 Annual Report (including the 2012 Annual Report on Form 10-K) are available at http://www.proxyvote.com after entering the control number printed on your proxy card.

Birmingham, Alabama
April 2, 2013

John P. Whittington
Corporate Secretary

PROXY

HEALTHSOUTH CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

Page

HEALTHSOUTH CORPORATION
PROXY STATEMENT

Received SEC

APR 02 2013

Washington DC 20549

INTRODUCTION

The annual meeting of stockholders of HealthSouth Corporation, a Delaware corporation ("HealthSouth," or also "we," "us," "our," or the "Company"), will be held on May 2, 2013, beginning at 11:00 a.m., central time, at our principal executive offices located at 3660 Grandview Parkway, Birmingham, Alabama 35243. We encourage all of our stockholders to vote at the annual meeting, and we hope the information contained in this document will help you decide how you wish to vote at the annual meeting.

COMMONLY ASKED QUESTIONS

Why did I receive these proxy materials?

We are furnishing this proxy statement in connection with the solicitation by our board of directors of proxies to be voted at our 2013 annual meeting and at any adjournment or postponement. At our annual meeting, stockholders will act upon the following proposals:

- to elect eleven directors to the board of directors to serve until our 2014 annual meeting of stockholders;
- to ratify the appointment by the Audit Committee of our board of directors of PricewaterhouseCoopers LLP as our independent registered public accounting firm;
- to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this proxy statement for the 2013 annual meeting; and
- to transact such other business as may properly come before the 2013 annual meeting of stockholders and any adjournment or postponement.

These proxy solicitation materials are being sent to our stockholders on or about April 2, 2013.

What do I need to attend the meeting?

Attendance at the 2013 annual meeting of stockholders is limited to stockholders. Registration will begin at 10:00 a.m. central time and each stockholder will be asked to present a valid form of personal identification. Cameras, recording devices and other electronic devices will not be permitted at the meeting. Additional rules of conduct regarding the meeting will be provided at the meeting.

Who is entitled to vote at the meeting?

The board of directors has determined that those stockholders who are recorded in our record books as owning shares of our common stock or preferred stock as of the close of business on March 4, 2013, are entitled to receive notice of and to vote at the annual meeting of stockholders. As of the record date, there were 96,288,404 shares of our common stock issued and outstanding and 353,355 shares of our 6.50% Series A Convertible Perpetual Preferred Stock issued and outstanding. Your shares may be (1) held directly in your name as the stockholder of record or (2) held for you as the beneficial owner through a stockbroker, bank or other nominee, or both. Our common stock and our preferred stock are our only classes of outstanding voting securities. Each share of common stock and preferred stock is entitled to one vote on each matter properly brought before the annual meeting. Our common stock and preferred stock vote together as a class.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank, or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares will constitute broker non-votes. The effect of broker non-votes is more specifically described in "What vote is required to approve each item?" below.

How can I vote my shares in person at the meeting?

Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. Submitting your proxy by telephone, by internet or by mail will in no way limit your right to vote at the annual meeting if you later decide to attend in person.

Shares held beneficially in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Owners of shares held in street name that expect to attend and vote at the meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary proxy.

Even if you currently plan to attend the annual meeting, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, or nominee.

Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee. The internet and telephone voting procedures established for our stockholders of record are designed to authenticate your identity, to allow you to give your voting instructions, and to confirm those instructions have been properly recorded. Internet and telephone voting for stockholders of record will be available 24 hours a day, and will close at 11:59 p.m. eastern time on May 1, 2013. The availability of internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions you receive.

- BY INTERNET – If you have internet access, you may submit your proxy from any location in the world by following the "internet" instructions on the proxy card. Please have your proxy card in hand when accessing the website.

- BY TELEPHONE – If you live in the United States, Puerto Rico, or Canada, you may submit your proxy by following the "telephone" instructions on the proxy card. Please have your proxy card in hand when you call.

- BY MAIL – You may do this by marking, signing, and dating your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee and mailing it in the accompanying enclosed, pre-addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you do not have the pre-addressed envelope available, please mail your completed proxy card to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you cast your vote in any of the ways set forth above, your shares will be voted in accordance with your voting instructions unless you validly revoke your proxy. We do not currently anticipate that any other matters will be presented for action at the annual meeting. If any other matters are properly presented for action, the persons named on your proxy will vote your shares on these other matters in their discretion, under the discretionary authority you have granted to them in your proxy.

Can I access the proxy statement and annual report on the internet?

Yes. This proxy statement, the form of proxy card and our Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K") are available at http://www.proxyvote.com. If you are a stockholder of record and would like to access future Company proxy statements and annual reports electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the internet. If you choose to access future proxy statements and annual reports on the internet, you will receive a proxy card in the mail next year with instructions containing the internet address for those materials. Your choice will remain in effect until you advise us otherwise. If you have internet access, we hope you make this choice. Receiving future annual reports and proxy statements via the internet will be simpler for you, will save the Company money and is friendlier to the environment.

A copy of our 2012 Form 10-K and the proxy materials are also available without charge from the "Investors" section of our website at http://investor.healthsouth.com. **The 2012 Form 10-K and the proxy materials are also available in print to stockholders without charge and upon request, addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Corporate Secretary.**

Rules adopted by the Securities and Exchange Commission permit the Company to provide stockholders with proxy materials electronically instead of in paper form, even if they have not made an election to receive the material electronically. If we decide to take advantage of this electronic delivery alternative in the future, stockholders will receive a Notice of Internet Availability of Proxy Materials with instructions on how to access the materials on the internet.

Can I change my vote after I submit my proxy?

Yes. Even after you have submitted your proxy, you may change your vote at any time prior to the close of voting at the annual meeting by:

- filing with our corporate secretary at 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243 a signed, original written notice of revocation dated later than the proxy you submitted;
- submitting a duly executed proxy bearing a later date;
- voting by telephone or internet on a later date; or
- attending the annual meeting and voting in person.

In order to revoke your proxy, we must receive an original notice of revocation of your proxy at the address in the first bullet above sent by U.S. mail or overnight courier. You may not revoke your proxy by any other means. If you grant a proxy, you are not prevented from attending the annual meeting and voting in person. However, your attendance at the annual meeting will not by itself revoke a proxy you have previously granted; you must vote in person at the annual meeting to revoke your proxy.

If your shares are held by a broker, bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank, or nominee.

All shares that have been properly voted and not revoked will be voted at the annual meeting.

What is "householding" and how does it affect me?

In accordance with notices previously sent to stockholders, we are delivering one annual report that includes a proxy statement in a single envelope addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding". Under this procedure, stockholders of record who have the same address and last name receive only one copy of proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE ANNUAL REPORT OR PROXY STATEMENT PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting our corporate secretary at 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, or by calling 1-205-967-7116.

If you are a beneficial stockholder and you choose not to have the aforementioned disclosure documents sent to a single household address as described above, you must "opt-out" by writing to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-800-542-1061, and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded until we notify you otherwise. If you own shares in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker.

Is there a list of stockholders entitled to vote at the meeting?

A complete list of stockholders entitled to vote at the meeting will be open for examination by our stockholders for any purpose germane to the meeting, during regular business hours at the meeting place, for ten days prior to the meeting.

What constitutes a quorum to transact business at the meeting?

Before any business may be transacted at the annual meeting, a quorum must be present. The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of all of our capital stock outstanding and entitled to vote on the record date will constitute a quorum. At the close of business on the record date, 96,288,404 shares of our common stock and 353,355 shares of our preferred stock were issued and outstanding. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the annual meeting for purposes of a quorum.

What is the recommendation of the board of directors?

Our board of directors unanimously recommends a vote:

- **"FOR" the election of each of our eleven nominees to the board of directors;**
- **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm; and**
- **"FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.**

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote in accordance with their judgment on such matter.

What vote is required to approve each item?

The vote requirements for the proposals are as follows:

- Each nominee for director named in Proposal One will be elected if the votes for the nominee exceed 50% of the number of votes cast with respect to such nominee. Votes cast with respect to a nominee will include votes to withhold authority but will exclude abstentions and broker non-votes.

- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm will be approved if the votes cast for the proposal exceed those cast against the proposal. Broker non-votes will not be counted as votes cast for or against the proposal.

Please note that "say-on-pay," Proposal Three, is only advisory in nature and has no binding effect on the Company or our board of directors. Our board of directors will consider Proposal Three approved if the votes cast in favor of that proposal exceed the votes cast against it. Broker non-votes will not be counted as votes cast for or against the proposal.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "nondiscretionary" matter including a director election, an equity compensation plan, a matter relating to executive compensation, certain corporate governance changes, or any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will occur at the annual meeting if your shares are deemed to be present at the annual meeting, either because you attend the annual meeting or because you have properly completed and returned a proxy, but you do not vote on any proposal or other matter which is required to be voted on by our stockholders at the annual meeting. You should consult your broker if you have questions about this.

The affirmative vote of at least a majority of our issued and outstanding shares present, in person or by proxy, and entitled to vote at the annual meeting will be required to approve any stockholder proposal validly presented at a meeting of stockholders. Under applicable Delaware law, in determining whether any stockholder proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against any stockholder proposal, but broker non-votes will be ignored. There are no dissenters' rights of appraisal in connection with any stockholder vote to be taken at the annual meeting.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares of common stock and preferred stock are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish the voting results in a Current Report on Form 8-K to be filed with the SEC no later than four business days following the end of the annual meeting. If preliminary results are reported initially, we will update the filing when final, certified results are available.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc., acting as the inspector of election, will tabulate and certify the votes.

Who will pay for the cost of this proxy solicitation?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials or vote over the internet, however, you are responsible for internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians, and other fiduciaries who hold shares of our stock in street name, to forward these proxy solicitation materials to the beneficial owners of those shares and we will reimburse the reasonable out-of-pocket expenses they incur in doing so.

Who should I contact if I have questions?

If you are a holder of our preferred stock or hold our common stock through a brokerage account and you have any questions or need assistance in voting your shares, you should contact the broker or bank where you hold the account.

If you are a registered holder of our common stock and you have any questions or need assistance in voting your shares, please call our Investor Relations department at 1-205-969-6175.

As an additional resource, the SEC website has a variety of information about the proxy voting process at www.sec.gov/spotlight/proxymatters.shtml.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT WILL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

Proposal 1 – Election of Directors

Director Nominees

Our board of directors currently consists of eleven members. On January 25, 2013, our board unanimously approved an increase in the number of directors to eleven and, upon the recommendation of its Nominating/Corporate Governance Committee, unanimously approved the appointment of Ms. Leslye G. Katz and Ms. Joan E. Herman as directors to fill the vacant seats, effective on that date. Based on the recommendation of the Nominating/Corporate Governance Committee, the board proposes that each of the eleven nominees listed below be elected at the annual meeting as members of our board of directors, to serve until our 2014 annual meeting of stockholders.

Each director nominee named in Proposal One will be elected if the votes for that nominee exceed 50% of the number of votes cast with respect to that nominee. Votes cast with respect to a nominee will include votes to withhold authority but will exclude abstentions and broker non-votes. If a nominee becomes unable or unwilling to accept the nomination or election, the persons designated as proxies will be entitled to vote for any other person designated as a substitute nominee by our board of directors. We have no reason to believe that any of the following nominees will be unable to serve. Below we have provided information relating to each of the director nominees proposed for election by our board of directors, including a brief description of why he or she was nominated.

Name	Age	Current Roles	Date Became Director
John W. Chidsey *	50	Director; Member of Audit Committee (Chairman)	10/2/2007
Donald L. Correll *	62	Director; Member of Audit Committee and Finance Committee (Chairman)	6/29/2005
Yvonne M. Curl *	58	Director; Member of Compensation Committee and Compliance/Quality of Care Committee (Chairman)	11/18/2004
Charles M. Elson *	53	Director; Member of Finance Committee and Nominating/Corporate Governance Committee	9/9/2004
Jay Grinney	62	Director; President and Chief Executive Officer	5/10/2004
Jon F. Hanson *	76	Director; Chairman of the Board of Directors; Member of Audit Committee, Finance Committee and Nominating/Corporate Governance Committee	9/17/2002
Joan E. Herman *	59	Director	1/25/2013
Leo I. Higdon, Jr. *	66	Director; Member of Compensation Committee and Compliance/Quality of Care Committee	8/17/2004
Leslye G. Katz *	58	Director	1/25/2013
John E. Maupin, Jr. *	66	Director; Member of Nominating/Corporate Governance Committee (Chairman) and Compliance/Quality of Care Committee	8/17/2004
L. Edward Shaw, Jr. *	68	Director; Member of Compensation Committee (Chairman)	6/29/2005

*Denotes independent director.

There are no arrangements or understandings known to us between any of the nominees listed above and any other person pursuant to which that person was or is to be selected as a director or nominee, other than any arrangements or understandings with directors or officers of HealthSouth acting solely in their capacities as such.

John W. Chidsey

From the time of the October 2010 sale of Burger King Holdings, Inc. to 3G Capital until April 18, 2011, Mr. Chidsey served as co-chairman of the board of directors of Burger King Holdings, Inc. Prior to the sale, he served as chief executive officer and a member of its board from April 2006, including as chairman of the board from July 2008. From September 2005 until April 2006, he served as president and chief financial officer. He served as president, North America, from June 2004 to September 2005, and as executive vice president, chief administrative and financial officer from March 2004 until June 2004. Prior to joining Burger King, Mr. Chidsey served as chairman and chief executive officer for two corporate divisions of Cendant Corporation: the Vehicle Services Division that included Avis Rent A Car, Budget Rent A Car Systems, PHH and Wright Express and the

Financial Services Division that included Jackson Hewitt and various membership and insurance companies. Prior to joining Cendant, Mr. Chidsey served as the director of finance of Pepsi-Cola Eastern Europe and the chief financial officer of PepsiCo World Trading Co., Inc. Mr. Chidsey currently serves on the board of directors of Norwegian Cruise Line Holdings Ltd. and on the governing board of the privately held companies, Red Book Connect, LLC and Instawares Holdings, LLC. He also serves on the Board of Trustees for Davidson College in Davidson, North Carolina.

Mr. Chidsey has extensive experience in matters of finance, corporate strategy and senior leadership relevant to large public companies. Mr. Chidsey is a certified public accountant and a member of the Georgia Bar Association. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Donald L. Correll

Mr. Correll served as the president and chief executive officer and a director of American Water Works Company, Inc., the largest and most geographically diversified provider of water services in North America, from April 2006 to August 2010. Between August 2003 and April 2006, Mr. Correll served as president and chief executive officer of Pennichuck Corporation, a publicly traded holding company which, through its subsidiaries, provides public water supply services, certain water related services, and certain real estate activities, including property development and management. From 2001 to 2003, Mr. Correll served as an independent advisor to water service and investment firms on issues relating to marketing, acquisitions, and investments in the water services sector. From 1991 to 2001, Mr. Correll served as chairman, president and chief executive officer of United Water Resources, Inc., a water and wastewater utility company. In 2012, Mr. Correll founded Water Capital Partners, LLC, a firm that identifies, invests in, advises, and manages water and wastewater infrastructure assets and operations. Mr. Correll served as a director of Interchange Financial Services Corporation from 1994 to 2007. He currently serves as a director and audit committee member of New Jersey Resources Corporation. He also serves on the boards of the U.S. Chamber of Commerce and the Northeast Power Coordinating Council, Inc.

Mr. Correll has extensive experience in matters of accounting, finance, corporate strategy and senior leadership relevant to large public companies. He is a certified public accountant and has experience with a major public accounting firm. Mr. Correll qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Yvonne M. Curl

Ms. Curl is a former vice president and chief marketing officer of Avaya, Inc., a global provider of next-generation business collaboration and communications solutions, which position she held from October 2000 through April 2004. Before joining Avaya, Ms. Curl was employed by Xerox Corporation beginning in 1976, where she held a number of middle and senior management positions in sales, marketing and field operations, culminating with her appointment to corporate vice president. Ms. Curl currently serves as a director of Nationwide Mutual Insurance Company. In the past five years, she has also served as director of Charming Shoppes, Inc., a specialty apparel retailer, and Welch Allyn, Inc. (private).

Ms. Curl has proven senior executive experience with broad operational experience in sales, marketing, and general management through her previous roles with large public companies as described above. Having served on several compensation committees on the board of directors of public companies, she has experience in the development and oversight of compensation programs and policies.

Charles M. Elson

Mr. Elson holds the Edgar S. Woolard, Jr. Chair in Corporate Governance and has served as the director of the John L. Weinberg Center for Corporate Governance at the University of Delaware since 2000. Mr. Elson has served on the National Association of Corporate Directors' Commissions on Director Compensation, Executive Compensation and the Role of the Compensation Committee, Director Professionalism, CEO Succession, Audit Committees, Governance Committee, Strategic Planning, Director Evaluation, Risk Governance, Role of Lead Director, and Board Diversity. He was a member of the National Association of Corporate Directors' Best Practices Council on Coping with Fraud and Other Illegal Activity. He served on that organization's Advisory Council. In addition, Mr. Elson serves as vice chairman of the American Bar Association's Committee on Corporate Governance and was a member of the American Bar Association's Committee on Corporate Laws. Mr. Elson has been Of Counsel to the law firm of Holland & Knight LLP from 1995 to the present. In the past five years, he has also served as a director of AutoZone, Inc.

Mr. Elson has extensive knowledge of and experience in matters of corporate governance through his leadership roles with professional organizations dedicated to the topic as described above. Through his other professional roles, Mr. Elson is in a unique position to monitor and counsel on developments in corporate governance.

Jay Grinney

Mr. Grinney was named our president and chief executive officer on May 10, 2004. From June 1990 to May 2004, Mr. Grinney served in a number of senior management positions with HCA, Inc., or its predecessor companies, in particular, serving as president of HCA's Eastern Group from May 1996 to May 2004, president of the Greater Houston Division from October 1993 to April 1996 and as chief operating officer of the Houston Region from November 1992 to September 1993. Before joining HCA, Mr. Grinney held several executive positions during a nine year career at the Methodist Hospital System in Houston, Texas. He currently serves as a director of Energen Corporation, a diversified energy holding company engaged in the development, acquisition, exploration and production of oil, natural gas and natural gas liquids and in the purchase, distribution and sale of natural gas.

Mr. Grinney, as president and chief executive officer of the Company, directs the strategic, financial and operational management of the Company and, in this capacity, provides unique insights into the detailed operations of HealthSouth. He also has the benefit of more than 25 years of experience in the operation and management of large, sophisticated, multi-site, publicly traded healthcare companies.

Jon F. Hanson

Mr. Hanson is the chairman and founder of The Hampshire Companies and has over 50 years of experience in the real estate industry. Mr. Hanson was named non-executive Chairman of the Board of HealthSouth, effective October 1, 2005. From 1994 through 2005, Mr. Hanson served as chairman of the National Football Foundation and College Hall of Fame, Inc. He now serves as chairman emeritus. Mr. Hanson served for 20 years as a director, including two years as the lead director, of Prudential Financial, Inc. He also served for 21 years as a director, and now serves as an honorary director, of the Hackensack University Medical Center. Mr. Hanson currently serves as chairman of the board of Pascack Community Bank and as a director of Yankee Global Enterprises.

Mr. Hanson has extensive experience in corporate strategy and senior leadership of large organizations, including healthcare and financial organizations as described above.

Joan E. Herman

Ms. Herman has served as the president and chief executive officer of Herman & Associates, LLC, a healthcare and management consulting firm, since 2008. From 1998 to 2008, she served in a number of senior management positions, including president and chief executive officer for two corporate divisions, at WellPoint, Inc., a leading managed healthcare company that offers network-based managed care plans. Prior to joining WellPoint, she served in a number of senior positions at Phoenix Life Insurance Company for 16 years, lastly as senior vice president of strategic development. Ms. Herman currently serves on the board of directors for Convergys Corporation, a provider of customer management and business support system solutions, and Qualicorp SA, a publicly traded company in Brazil for which she serves as chair of the audit committee. In the past five years, she has served as a director of MRV Communications, Inc.

Ms. Herman has extensive experience leading large complex businesses, including in the healthcare and insurance industries. With Wellpoint, she gained experience dealing with government reimbursement issues as well as state and federal healthcare and insurance regulators. She has further demonstrated her leadership and character through senior involvement in various community and charity organizations, such as the American Red Cross – Los Angeles region where she serves as vice chair.

Leo I. Higdon, Jr.

Mr. Higdon has served as president of Connecticut College since July 1, 2006. He served as the president of the College of Charleston from October 2001 to June 2006. Between 1997 and 2001, Mr. Higdon served as president of Babson College in Wellesley, Massachusetts. He also served as dean of the Darden Graduate School of Business Administration at the University of Virginia. His financial experience includes 20 year tenure at Salomon Brothers, where he became vice chairman and member of the executive committee, managing the Global Investment Banking Division. Mr. Higdon also serves as the lead independent director of Eaton Vance Corp.

As a result of his 20 years of experience in the financial services industry combined with his strategic management skills gained through various senior executive positions, including in academia, and service on numerous boards of directors, Mr. Higdon has extensive experience with strategic and financial planning and the operations of large public companies.

Leslye G. Katz

From January 2007 to December 2010, Ms. Katz served as senior vice president and chief financial officer of IMS Health, Inc., a provider of information, services, and technology for clients in the pharmaceutical and healthcare industries. Prior to that, she served as vice president and controller for five years. From July 1998 to July 2001, Ms. Katz served as senior vice president and chief financial officer of American Lawyer Media, Inc., a privately-held legal media and publishing company. Prior to joining American Lawyer Media, Ms. Katz held a number of financial management positions with The Dun & Bradstreet Corporation, followed by two years as vice president and treasurer of Cognizant Corporation, a spin-off from D&B. Ms. Katz currently serves as co-chair of the board of directors of My Sisters' Place, a not-for-profit provider of shelter, advocacy, and support services to victims of domestic violence.

Ms. Katz has extensive experience in financial management at companies serving the healthcare and pharmaceutical industries, as well as expertise in mergers and acquisitions, treasury, financial planning and analysis, SEC reporting, investor relations, real estate, and procurement. She has further demonstrated her leadership and character in her service with a community charity.

John E. Maupin, Jr.

Dr. Maupin is president and chief executive officer of the Morehouse School of Medicine located in Atlanta, Georgia, a position he has held since July 2006. Prior to joining Morehouse, Dr. Maupin held several other senior administrative positions including president and chief executive officer of Meharry Medical College from 1994 to 2006, executive vice president and chief operating officer of the Morehouse School of Medicine from 1989 to 1994, chief executive officer of Southside Healthcare, Inc. from 1987 to 1989, and Deputy Commissioner of Health of the Baltimore City Health Department from 1984 to 1987. Dr. Maupin currently serves as a director of LifePoint Hospitals, Inc., VALIC Companies I & II, a group retirement investment fund complex, and Regions Financial Corp. Dr. Maupin also serves on the boards of the Metropolitan Atlanta Chamber of Commerce and the Development Authority of Fulton County.

Dr. Maupin has extensive management and administrative experience with healthcare organizations as described above. He has diverse executive leadership experience in public health, ambulatory care, government relations, and academic medicine. He also has a distinguished record as a health policy expert and advisor, having served on numerous national advisory boards and panels. Additionally, he has demonstrated his leadership and character through involvement, including board roles, in community, healthcare, and scientific advisory organizations as well as through his service as an officer in the U.S. Army Reserve for more than 28 years.

L. Edward Shaw, Jr.

From March 2006 to July 2010, Mr. Shaw served on a part-time basis as a senior managing director of Richard C. Breeden & Co., and affiliated companies engaged in investment management, strategic consulting, and governance matters. He has served as general counsel of both Aetna, Inc. from 1999 to 2003 and The Chase Manhattan Bank from 1983 to 1996, where, in addition to his legal role, his responsibilities included a wide range of strategic planning, risk management, compliance and public policy issues. In 2004, Mr. Shaw was appointed independent counsel to the board of directors of the New York Stock Exchange dealing with regulatory matters. Mr. Shaw also currently serves as a director of Mine Safety Appliances Co. and as a director of Covenant House, the nation's largest privately funded provider of crisis care to children. In the past five years, he has served as a director of H&R Block, Inc.

Mr. Shaw has a wide ranging legal and business background, including senior leadership roles, in the context of large public companies as described above with particular experience in corporate governance, risk management and compliance matters. He also has significant experience in the healthcare industry as a result of his position with Aetna.

Board Recommendation

The board of directors unanimously recommends that you vote "FOR" the election of all eleven director nominees.

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

Appointment of PricewaterhouseCoopers LLP

In accordance with its charter, the Audit Committee selected the firm of PricewaterhouseCoopers LLP to be our independent registered public accounting firm for the 2013 audit period, and with the endorsement of the board of directors, recommends to our stockholders that they ratify that appointment. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP for the next audit period if such appointment is not ratified. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting and will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

The Audit Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit Committee has evaluated PricewaterhouseCoopers LLP's qualifications, performance, and independence, including that of the lead audit partner. The Audit Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, PricewaterhouseCoopers LLP is required to confirm that the provision of such services does not impair their independence. Before selecting PricewaterhouseCoopers LLP, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with PricewaterhouseCoopers LLP in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving PricewaterhouseCoopers LLP and any proceedings by the SEC against the firm. In this respect, the Audit Committee has concluded that the ability of PricewaterhouseCoopers LLP to perform services for HealthSouth is in no way adversely affected by any such investigation or litigation.

Pre-Approval of Principal Accountant Services

The Audit Committee of our board of directors is responsible for the appointment, oversight, and evaluation of our independent registered public accounting firm. In accordance with our Audit Committee's charter, our Audit Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Securities Exchange Act of 1934, as amended. The Audit Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of PricewaterhouseCoopers LLP.

The Audit Committee has established a policy regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit Committee must approve the services to be rendered and fees to be charged by our independent registered public accounting firm. Typically, the Audit Committee approves services up to a specific amount of fees. The Audit Committee must then approve, in advance, any services or fees exceeding those pre-approved levels. The policy also provides for pre-approval of fees not greater than $50,000 in the aggregate in a given year for *de minimis* services. The Audit Committee may delegate general pre-approval authority to a subcommittee of which the chairman of the Audit Committee is a member. All requests or applications for services to be provided by our independent registered public accounting firm must be submitted to specified officers who may determine whether such services are included within the list of pre-approved services. All requests for services that have not been pre-approved must be accompanied by a statement that the request is consistent with the independent registered public accounting firm's independence from HealthSouth.

PROXY

Principal Accountant Fees and Services

With respect to the audits for the years ended December 31, 2012 and 2011, the Audit Committee approved the audit services to be performed by PricewaterhouseCoopers LLP, as well as certain categories and types of audit-related and permitted non-audit services. In 2012 and 2011, all audit, audit-related, and other fees were approved in accordance with SEC pre-approval rules. The following table shows the aggregate fees paid or accrued for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2012 and 2011, with respect to various services provided to us and our subsidiaries.

	For the Year Ended December 31,	
	2012	2011
	(In Millions)	
Audit fees [1]	$ 2.9	$ 3.1
Audit-related fees [2]	0.1	0.4
Total audit and audit-related fees	3.0	3.5
Tax fees	–	–
All other fees [3]	0.4	–
Total fees	$ 3.4	$ 3.5

(1) *Audit Fees* – Represents aggregate fees paid or accrued for professional services rendered for the audit of our consolidated financial statements and internal control over financial reporting for the years ended December 31, 2012 and 2011; fees for professional services rendered for the review of financial statements included in our 2012 and 2011 Form 10-Qs; and fees that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory engagements required by various partnership agreements or state and local laws in the jurisdictions in which we operate or manage hospitals.

(2) *Audit-Related Fees* – The amount for 2012 represents aggregate fees paid or accrued for professional services rendered in connection with our senior notes offering in September 2012. The amount for 2011 represents aggregate fees paid or accrued for professional services rendered in connection with the carveout financial statement audit of our long-term acute care hospitals for the year ended December 31, 2010 and our senior notes offering in March 2011. Approximately $0.3 million of the fees for the carveout audit were reimbursed to us by the purchaser of five of our long-term acute care hospitals.

(3) *All Other Fees* – Represents fees for all other products and services provided by our independent registered public accounting firm that do not fall within the previous categories. More specifically, for the year ended December 31, 2012, these fees represent amounts paid or due to PricewaterhouseCoopers LLP for assisting in the implementation of an automated performance appraisal program.

Board Recommendation

The board of directors and the Audit Committee unanimously recommend that you vote "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as HealthSouth's independent registered public accounting firm for the 2013 audit period.

Proposal 3 – Advisory Vote on Executive Compensation

We seek your advisory vote on our executive compensation programs. The Company asks that you support the compensation of our named executive officers as disclosed under the heading "Executive Compensation," including the "Executive Summary" section, beginning on page 28 and the accompanying tables and related narrative disclosure. This proposal, commonly referred to as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the named executive officers' compensation as required under Section 14A of the Securities Exchange Act. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the philosophy, policies and practices described in this proxy statement.

As described under the heading "Compensation Discussion and Analysis" on page 28, the Company provides annual and long-term compensation programs as well as the other benefit plans, to attract, motivate, and retain the named executive officers, each of whom is critical to the Company's success, and to create a remuneration and incentive program that aligns the interests of the named executive officers with those of stockholders. The board of directors believes the program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing the named executive officers to dedicate themselves fully to value creation for our stockholders. At the 2012 annual meeting, 98.8% of stockholders voting on the say-on-pay proposal approved our executive compensation on an advisory basis.

You are encouraged to read the information detailed under the heading "Executive Compensation" beginning on page 28 for additional details about the Company's executive compensation programs.

The board of directors strongly endorses the Company's executive compensation program and recommends that the stockholders vote in favor of the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the HealthSouth Corporation Definitive Proxy Statement for the 2013 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table and the other related tables and disclosure."

This say-on-pay vote is advisory, and therefore not binding on the Company, the compensation committee or the board of directors. The board of directors and its compensation committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider stockholders' concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns. The board of directors has elected to hold the say-on-pay advisory vote annually until further notice. The next advisory vote is expected to be in connection with the 2014 annual meeting of stockholders.

Board Recommendation

The board of directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

Corporate Governance

Corporate Governance Guidelines

The board of directors has adopted Corporate Governance Guidelines, which provide, among other things, that each member of our board of directors will:

- dedicate sufficient time, energy, and attention to ensure the diligent performance of his or her duties;
- comply with the duties and responsibilities set forth in the Corporate Governance Guidelines and in our Bylaws;
- comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations; and
- adhere to our Standards of Business Conduct, including the policies on conflicts of interest.

Our Nominating/Corporate Governance Committee oversees and periodically reviews the Guidelines, and recommends any proposed changes to the board of directors for approval.

Code of Ethics

We have adopted Standards of Business Conduct, our "code of ethics," that applies to all employees, directors and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The purpose of the code of ethics is to:

- promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us; to promote compliance with all applicable rules and regulations that apply to us and our officers and directors;
- promote the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
- promote accountability for adherence to the code.

We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for officers and directors on our website promptly following the date of such amendment or waiver. Upon written request to our corporate secretary, we will also provide a copy of the code of ethics free of charge.

Corporate Website

We maintain a "Corporate Governance" section on our website where you can find copies of our principal governance documents, including our code of ethics. Our "Corporate Governance" section is located at http://investor.healthsouth.com and includes the following documents, among others:

- Charter of the Company
- Bylaws of the Company
- Charter of the Audit Committee
- Charter of the Compensation Committee
- Charter of the Compliance/Quality of Care Committee
- Charter of the Finance Committee
- Charter of the Nominating/Corporate Governance Committee
- Standards of Business Conduct
- Corporate Governance Guidelines

Board Policy on Majority Voting for Directors

A director nominee will be elected if the votes "for" that person exceed 50% of the votes cast, including "withhold authority" votes but excluding "abstention" votes and broker non-votes, in the election with respect to that person. In addition, we have adopted a policy whereby any incumbent director nominee who receives a greater number of "withhold authority" votes than votes "for" his or her election will tender his or her resignation for consideration by the Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee will recommend to the board of directors whether to accept or reject the offer of resignation.

Role of the Board in Oversight of the Company's Risks

We maintain a comprehensive enterprise risk management program designed to identify potential events and conditions that may affect the Company and to manage risks to avoid materially adverse effects on the Company. Our management, including an executive risk committee, is responsible for the design and implementation of the enterprise risk management program. The Audit Committee of the board of directors, pursuant to its charter, is responsible for reviewing and evaluating our policies and procedures relating to risk assessment and management. The full board of directors monitors the enterprise risk management program by way of regular reports from our senior executives on management's risk assessments and risk status as well as our risk response and mitigation activities. The full board of directors also monitors the Company's strategic risks by way of regular reports. Individual committees monitor, by way of regular reports, the risks that relate to the responsibilities of that committee.

The Compensation Committee reviews and considers our compensation policies and programs in light of the board of directors' risk assessment and management responsibilities on an annual basis. In 2012, our human resources department in consultation with Mercer LLC prepared and presented to the Compensation Committee a risk assessment report that addressed the incentive compensation structure, plans, and processes at all levels of the Company. The assessment included a review of pay mix (fixed v. variable and short v. long-term), performance metrics, target setting, performance measurement practices, pay determination, mitigation practices such as the Compensation Recoupment Policy, and overall governance and administration of pay programs. After reviewing this report and making inquiries of management, the Compensation Committee determined we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on us.

Communications to Directors

Stockholders and other parties interested in communicating directly to the board of directors, any committee, or any non-employee director may do so by writing to the address listed below:

HEALTHSOUTH CORPORATION
BOARD OF DIRECTORS
3660 GRANDVIEW PARKWAY, SUITE 200
BIRMINGHAM, ALABAMA 35243
ATTENTION: [Addressee*]

*** Including the name of the specific addressee(s) will allow us to direct the communication to the intended recipient.**

All communications received as set forth in this paragraph will be opened by the office of our general counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the board of directors or any group or committee of directors, the general counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Board Structure and Director Nominations

Board Structure and Meetings

Our business, property, and affairs are managed under the direction of our board of directors. Our Corporate Governance Guidelines provide for a non-executive chairman of the board to set the agenda for, and preside over, board meetings, coordinate the work of the committees of our board of directors and perform other duties delegated to the chairman by our board of directors. The non-executive chairman also presides over independent sessions generally held at each board meeting. The board of directors adopted this structure to promote decision-making and governance independent of that of our management and to better perform the board's monitoring and evaluation functions. Members of our board of directors are kept informed of our business through discussions with our chief executive officer and other officers, by reviewing materials provided to them, by visiting our offices, and by participating in meetings of the board of directors and its committees.

The board of directors met six times during 2012. Each incumbent member of the board of directors attended 75% or more of the meetings of the board of directors and of the committees on which he or she served that were held during the period for which he or she was a director or committee member, respectively. In addition, it is our policy that directors are expected to attend the annual meeting of stockholders. The members of the board of directors generally hold a meeting the same day and location as the annual meeting of stockholders. All members of our board of directors attended the annual meeting in 2012.

Criteria for Board Members

In evaluating the suitability of individual candidates and nominees, the Nominating/Corporate Governance Committee and the board of directors consider relevant factors, including, but not limited to: a general understanding of marketing, finance, corporate strategy and other elements relevant to the operation of a large publicly-traded company in today's business environment, senior leadership experience, an understanding of our business, educational and professional background, and character. The Nominating/Corporate Governance Committee also considers the following attributes or qualities in evaluating the suitability of candidates and nominees to our board of directors:

- *Integrity*: Candidates should demonstrate high ethical standards and integrity in their personal and professional dealings.
- *Accountability*: Candidates should be willing to be accountable for their decisions as directors.
- *Judgment*: Candidates should possess the ability to provide wise and thoughtful counsel on a broad range of issues.
- *Responsibility*: Candidates should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. Directors must be able to comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations.
- *High Performance Standards*: Candidates should have a history of achievements which reflects high standards for themselves and others.
- *Commitment and Enthusiasm*: Candidates should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. Directors should be free from conflicts of interest and be able to devote sufficient time to satisfy their board responsibilities.
- *Financial Literacy*: Candidates should be able to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating the financial performance of the Company.
- *Courage*: Candidates should possess the courage to express views openly, even in the face of opposition.

Although there is no formal policy on diversity of nominees, both the board of directors and the Nominating/Corporate Governance Committee believe that diversity of skills, perspectives and experiences as represented on the board as a whole, in addition to the primary factors, attributes or qualities discussed above, promotes improved monitoring and evaluation of management on behalf of the stockholders and produces more creative thinking and solutions. The Nominating/Corporate Governance Committee considers, but does not choose solely based on, the distinctive skills, perspectives and experiences that candidates diverse in gender, ethnic background, geographic origin and professional experience offer.

Our Corporate Governance Guidelines provide for the retirement of directors from our board after reaching age 75. Our chairman of the board, Mr. Hanson, turned 75 in December 2011. In recognition of Mr. Hanson's significant experience and the contributions he has made and continues to make to the leadership of the Company, the board asked, and Mr. Hanson agreed, that he stand for re-election last year and this year and serve until the 2014 annual meeting if re-elected. Mr. Hanson and the board agreed that he would retire at that time.

Director Nomination Process

The Nominating/Corporate Governance Committee of the board of directors developed a policy regarding director nominations. The policy describes the process by which candidates for possible inclusion in the Company's slate of director nominees are selected.

Internal Process for Identifying Candidates

The Nominating/Corporate Governance Committee has two primary methods for identifying director nominees (other than those proposed by stockholders, as discussed below). First, on a periodic basis, the committee solicits ideas for possible candidates from members of the board of directors, senior level executives, and individuals personally known to the members of the board. Second, the committee may from time to time use its authority under its charter to retain, at the Company's expense, one or more search firms to identify candidates (and to approve such firms' fees and other retention terms).

Proposals for Director Nominees by Stockholders

The Nominating/Corporate Governance Committee will consider written proposals from stockholders for director nominees. In considering candidates submitted by stockholders, the Nominating/Corporate Governance Committee will take into consideration the needs of the board of directors and the qualifications of the candidate. In accordance with our Bylaws, any such nominations must be received by the Nominating/Corporate Governance Committee, c/o the corporate secretary, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a nomination, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. The Nominating/Corporate Governance Committee received no nominee recommendations from stockholders for the 2013 annual meeting. Stockholder nominations for our 2014 annual meeting of stockholders must be received at our principal executive offices on or after January 1, 2014 and not later than January 31, 2014.

Stockholder nominations must include the information set forth in Section 3.4 of our Bylaws. This information must include, among other things, the following:

(1) the name, age, business address and residence address of each nominee;

(2) the principal occupation or employment of each nominee;

(3) the class or series and number of shares of our capital stock owned beneficially or of record by each nominee or his or her affiliates or associates and information regarding derivative and other forms of direct and indirect ownership in our securities;

(4) a statement that each nominee, if elected, intends to tender, promptly following election or re-election, an irrevocable resignation effective upon failure to receive the required vote for re-election at the next meeting in accordance with the Corporate Governance Guidelines;

(5) any other information relating to each nominee and the stockholder giving the notice that would be required to be disclosed in a proxy statement;

(6) the name and record address of the stockholder giving the notice;

(7) the class or series and number of shares of our capital stock owned beneficially or of record by the stockholder giving the notice;

(8) a description of all arrangements or understandings between the stockholder giving the notice and each nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made; and

(9) a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to nominate the persons named in its notice.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. A stockholder providing notice of a nomination must update and supplement the notice so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a nomination for the board of directors should read the entirety of the requirements in Section 3.4 of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

Our Bylaws provide for reimbursement of certain reasonable expenses incurred by a stockholder or a group of stockholders in connection with a proxy solicitation campaign for the election of one nominee to the board of directors. This reimbursement right is subject to certain conditions including the board of director's determination that reimbursement is consistent with its fiduciary duties. Following the annual meeting, we will reimburse certain expenses that a nominating stockholder, or group of nominating stockholders, has incurred in connection with nominating a candidate for election to our board of directors if certain conditions set out in Section 3.4(c) of our Bylaws are met. If those conditions are met and the proponent's nominee is elected, we will reimburse the actual costs of printing and mailing the proxy materials and the fees and expenses of one law firm for reviewing the proxy materials and one proxy solicitor for conducting the related proxy solicitation. If those conditions are met and the proponent's nominee is not elected but receives 40% or more of all votes cast, we will reimburse the proportion of those qualified expenses equal to the proportion of votes that the nominee received in favor of his or her election to the total votes cast. In all cases, reimbursement will only be made if the nominating stockholders are liable for such expenses regardless of the outcome of the election of directors or receipt of reimbursement from us and no party to which such amounts are payable is an affiliate or associate of any of the nominating stockholders. In no event may the amount paid to a nominating stockholder exceed the amount of corresponding expenses incurred by us in soliciting proxies in connection with the election of directors. Further, we will not reimburse expenses in the event that our board of directors determines that any such reimbursement is not in our best interests, would result in a breach of our board's fiduciary duties, would render us insolvent or cause us to breach a material obligation. For additional detail, please read Section 3.4(c) of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

Evaluation of Candidates

The Nominating/Corporate Governance Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria. If, after the committee's initial evaluation, a candidate meets the criteria for membership, the chair of the Nominating/Corporate Governance Committee will interview the candidate and communicate the chair's evaluation to the other members of the committee, the chairman of the board and the chief executive officer. Later reviews will be conducted by other members of the committee and senior management. Ultimately, background and reference checks will be conducted and the committee will meet to finalize its list of recommended candidates for the board's consideration. The candidates recommended for the board's consideration will be those individuals that will create a board of directors that is, as a whole, strong in its collective knowledge of, and diverse in skills and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets.

Director Independence

Review of Director Independence

On February 15, 2013, the board of directors undertook its review of the independence of the nominees as independent directors based on our Corporate Governance Guidelines. The board of directors assessed whether any transactions or relationships exist currently or during the past three years existed between any director or any member of his or her immediate family and the Company and its subsidiaries, affiliates, or our independent registered public accounting firm. The board examined whether there were any transactions or relationships between any director or any member of his or her immediate family and members of the senior management of the Company or their affiliates. The board further considered whether there were any charitable contributions to not-for-profit organizations for which our directors or immediate family members serve as executive officers. In connection with this determination, on an annual basis, each director and executive officer is required to complete a questionnaire which requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. There were no such transactions or contributions in 2012.

Determination of Director Independence

Based on its review, the board of directors affirmatively determined that each of John W. Chidsey, Donald L. Correll, Yvonne M. Curl, Charles M. Elson, Jon F. Hanson, Joan E. Herman, Leo I. Higdon, Jr., Leslye G. Katz, John E. Maupin, Jr. and L. Edward Shaw, Jr. is an independent director in accordance with our Corporate

Governance Guidelines. Mr. Blechschmidt, who served on the board until May 2012, was found to be independent as well. Mr. Grinney, who is our chief executive officer, was not deemed to be independent. Each of our directors other than Mr. Grinney also satisfies the definition of independence contained in Rule 303A.02 of the listing standards for the New York Stock Exchange. As a result of that determination:

- each member of the Audit Committee, the Compensation Committee, and the Nominating/Corporate Governance Committee was an independent director under our Corporate Governance Guidelines and otherwise meets the qualifications for membership on such committee imposed by the NYSE and other applicable laws and regulations;
- each member of the Audit Committee had accounting or related financial management expertise and was financially literate, and otherwise meets the audit committee membership requirements imposed by the NYSE, our Corporate Governance Guidelines, and other applicable laws and regulations; and that each of Mr. Chidsey and Mr. Correll qualify as an "audit committee financial expert" within the meaning of SEC regulations; and
- each member of the Compliance/Quality of Care Committee and the Finance Committee was an independent director under our Corporate Governance Guidelines.

In addition, there are no arrangements or understandings known to us between any of the directors nominated for election to the board of directors and any other person pursuant to which a director was or is to be elected as a director or nominee, other than any arrangements or understandings with directors or officers of the Company acting solely in their capacities as such. None of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Standards of Director Independence

Under the listing standards adopted by the NYSE, a director will be considered "independent" and found to have no material relationship with the Company if during the prior three years:

- the director has not been an employee of the Company or any of its subsidiaries, and no immediate family member of the director has been an executive officer of the Company;
- neither the director nor an immediate family member of the director has received more than $120,000 in a twelve-month period during the last three years in direct compensation from the Company other than director and committee fees and pension or other forms of direct compensation for prior service (provided such compensation is not contingent in any way on future service);
- neither the director nor an immediate family member of the director has been affiliated with or employed by a present or former internal or external auditor of the Company;
- neither the director nor an immediate family member of the director has been employed as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee; and
- the director has not been an executive officer or employee, and no immediate family member of the director has been an executive officer, of a company that makes payments to or receives payments from the Company for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues.

PROXY

Committees of the Board of Directors

Committee Memberships and Meetings

Our board of directors has the following five standing committees, each of which is governed by a charter and reports its actions and recommendations to the board of directors: Audit Committee, Compensation Committee, Compliance/Quality of Care Committee, Finance Committee, and Nominating/Corporate Governance Committee. The following table shows the number of meetings and the membership of each board committee as of December 31, 2012.(1)

	Audit Committee	Compensation Committee	Compliance/ Quality of Care Committee	Finance Committee	Nominating/ Corporate Governance Committee
Number of Meetings in 2012:	5	6	4	6	7
John W. Chidsey	Chair				
Donald L. Correll	X			Chair	
Yvonne M. Curl		X	Chair		
Charles M. Elson				X	X
Jon F. Hanson	X			X	X
Leo I. Higdon, Jr.		X	X		
John E. Maupin, Jr.			X		Chair
L. Edward Shaw, Jr.		Chair			

(1) Ms. Herman and Ms. Katz were appointed January 25, 2013, and no committee assignments were made at that time.

Audit Committee

We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee's purpose, per the terms of its charter, is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders, particularly with respect to the oversight of the accounting, auditing, financial reporting, and internal control and compliance practices of the Company. The specific responsibilities of the Audit Committee are, among others, to:

- assist the board of directors in the oversight of the integrity of our financial statements and compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, and the performance of our internal audit function and our independent auditor;
- appoint, compensate, replace, retain, and oversee the work of our independent auditor;
- at least annually, review a report by our independent auditor regarding its internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years, and relationships between the independent auditor and the Company;
- review and evaluate our quarterly financial statements and annual audited financial statements with management and our independent auditor, including management's assessment of and the independent auditor's opinion regarding the effectiveness of the Company's internal control over financial reporting prior to the filing of those financial statements with the SEC;
- discuss earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies with management;
- discuss policies with respect to risk assessment and risk management;
- set clear hiring policies for employees or former employees of our independent auditor; and
- appoint and oversee the activities of our Inspector General who has the responsibility to identify violations of Company policy and law relating to accounting or public financial reporting, to review the Inspector General's periodic reports and to set compensation for the Inspector General and its staff.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and performs all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Compensation Committee

The Compensation Committee's purpose and objectives are to oversee our compensation and employee benefit objectives, plans and policies and to review and recommend to the independent members of the board of directors the individual compensation of our executive officers in order to attract and retain high-quality personnel to better ensure our long-term success and the creation of long-term stockholder value. The specific responsibilities of the Compensation Committee are, among others, to:

- review and approve our compensation programs and policies, including our benefit plans, incentive compensation plans and equity-based plans; amend or recommend that the board of directors amend such programs, policies, goals or objectives; and act as (or designate) an administrator for such plans as may be required;
- review and recommend to the board of directors corporate goals and objectives relevant to the compensation of the chief executive officer and evaluate the performance of the chief executive officer in light of those goals and objectives;
- review and approve corporate goals and objectives relevant to the compensation of the other executive officers and evaluate the performance of those executive officers in light of those goals and objectives;
- determine and approve, together with the other independent directors, the base compensation level and incentive compensation level for the chief executive officer;
- determine and approve the base compensation levels and incentive compensation levels for the other executive officers;
- review and discuss with management the Company's Compensation Discussion and Analysis, and recommend inclusion thereof in our annual report or proxy statement;
- review and approve (or recommend to the board of directors in the case of the chief executive officer) employment arrangements, severance arrangements and termination arrangements and change in control arrangements to be made with any executive officer of the Company; and
- review and recommend to the board of directors fees and retainers for non-employee members of the board and non-employee members and chairpersons of committees of the board.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. The Compensation Committee has the sole authority to set the compensation for, and to terminate the services of, its advisors. As discussed in further detail in the table on page 34, the Compensation Committee engaged the independent compensation consultant, Frederic W. Cook & Co., Inc., to assist it in its review and evaluation of executive compensation practices. The Compensation Committee has reviewed the independence of Frederic W. Cook & Co. and of each individual employee of the firm with whom it works. Frederic W. Cook & Co. does not perform other services for the Company, and the total fees paid to Frederic W. Cook & Co. during fiscal 2012 did not exceed $120,000. The Compensation Committee has determined Frederic W. Cook & Co. has no conflict of interest in providing advisory services.

Compliance/Quality of Care Committee

The Compliance/Quality of Care Committee's function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance activities and to ensure we deliver quality care to our patients. The committee is primarily responsible for overseeing, monitoring, and evaluating our compliance with all of its regulatory obligations other than tax and securities law-related obligations and reviewing the quality of services provided to patients at our facilities. The primary objectives and responsibilities of the Compliance/Quality of Care Committee are to:

- ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;

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- appoint and oversee the activities of a chief compliance officer with responsibility for developing and implementing our regulatory compliance program, which is subject to our annual review, and approve, and perform, or have performed, an annual evaluation of the performance of the chief compliance officer and the compliance office;
- review and approve annually the quality program description and the performance of the chief medical officer and the quality of care program;
- monitor the Company's compliance with any corporate integrity agreement or similar undertaking, with the U.S. Department of Health and Human Services Office of Inspector General, or any other government agency;
- review periodic reports from the compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and
- review periodic reports from the chief medical officer regarding the Company's efforts to advance patient safety and the quality of our medical and rehabilitative care.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Finance Committee

The purpose and objectives of the Finance Committee are to assist our board of directors in the oversight of the use and development of our financial resources, including our financial structure, investment policies and objectives, and other matters of a financial and investment nature. The specific responsibilities of the Finance Committee are to review, evaluate, and make recommendations to the board of directors regarding the Company's:

- capital structure and proposed changes thereto, including significant new issuances, purchases, or redemptions of our securities;
- plans for allocation and disbursement of capital expenditures;
- credit rating, activities with credit rating agencies, and key financial ratios;
- long-term financial strategy and financial needs;
- unusual or significant commitments or contingent liabilities; and
- plans to manage insurance and asset risk.

In addition to its other responsibilities, the committee oversees our major activities with respect to mergers, acquisitions and divestitures. The committee also reviews and evaluates, at least annually, the performance of the committee and its members. In connection with its duties, the committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Nominating/Corporate Governance Committee

The purposes and objectives of the Nominating/Corporate Governance Committee are to assist our board of directors in fulfilling its duties and responsibilities to us and our stockholders, and its specific responsibilities include, among others, to:

- assist the board of directors in determining the appropriate characteristics, skills and experience for the individual members of the board of directors and the board of directors as a whole and create a process to allow the committee to identify and evaluate individuals qualified to become board members;
- make recommendations to the board regarding the composition of each standing committee of the board, to monitor the functioning of the committees of the board and make recommendations for any

changes, review annually committee assignments and the policy with respect to rotation of committee memberships and/or chairpersonships, and report any recommendations to the board;

- review the suitability for each board member's continued service as a director when his or her term expires, and recommend whether or not the director should be re-nominated;
- assist the board in considering whether a transaction between a board member and the Company presents an inappropriate conflict of interest and/or impairs the independence of any board member;
- recommend nominees for board membership to be submitted for stockholder vote at each annual meeting of stockholders, and to recommend to the board candidates to fill vacancies on the board and newly-created positions on the board; and
- develop and recommend to the board Corporate Governance Guidelines applicable to the Company that are consistent with applicable laws and listing standards and to periodically review those guidelines and to recommend to the board such changes as the committee deems necessary or advisable.

In connection with its duties, the committee reviews and evaluates, at least annually, the performance of the committee and its members, may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives. In connection with its duties, the committee may obtain the advice and assistance of outside advisors, including consultants and legal and accounting advisors, and perform all acts reasonably necessary to fulfill its responsibilities and achieve its objectives.

Compensation of Directors

In 2012, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Edward A. Blechschmidt	32,459	100,012	–	132,471
John W. Chidsey	115,000	100,012	–	215,012
Donald L. Correll	105,000	100,012	–	205,012
Yvonne M. Curl	105,000	100,012	–	205,012
Charles M. Elson	95,000	100,012	–	195,012
Jon F. Hanson	195,000	100,012	–	295,012
Leo I. Higdon, Jr.	95,000	100,012	–	195,012
John E. Maupin, Jr.	105,000	100,012	–	205,012
L. Edward Shaw, Jr.	110,000	100,012	–	210,012

(1) The amounts reflected in this column are the retainer and chairperson fees earned for service as a director for 2012, regardless of when such fees are paid. Messrs. Hanson, Blechschmidt, Chidsey, and Maupin elected to defer 50%, 25%, 100%, and 25%, respectively, of their fees earned in 2012 under the Directors' Deferred Stock Investment Plan. Mr. Blechschmidt left the board of directors on May 3, 2012.

(2) Each non-employee director received an award of restricted stock units with a grant date fair value, computed in accordance with Accounting Standards Codification 718, *Compensation – Stock Compensation*, of $100,012 (4,767 units). These awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until six months following the date the director ends his or her service on the board. As of December 31, 2012, each director held the following aggregate restricted stock and RSU awards: Mr. Hanson – 38,386, Mr. Chidsey – 35,595, Mr. Correll – 38,386, Ms. Curl – 38,386, Mr. Elson – 38,386, Mr. Higdon – 38,386, Dr. Maupin – 38,386, and Mr. Shaw – 38,386. Mr. Blechschmidt left the board of directors on May 3, 2012.

(3) The aggregate number of option awards outstanding at year end was as follows: Mr. Hanson (5,000). Other than Mr. Grinney, whose option awards are disclosed under the table entitled "Outstanding Equity Awards at December 31, 2012," no other directors had option awards outstanding at year end.

Our non-employee directors receive an annual cash retainer of $95,000. In addition to the cash retainer, the following table sets forth the chairperson fees paid to compensate for the enhanced responsibilities and time commitment associated with the positions.

Chair Position	Fees Earned or Paid in Cash ($)
Chairman of the Board	**$100,000**
Audit Committee	$20,000
Compensation Committee	**$15,000**
Compliance/Quality of Care Committee	$10,000
Finance Committee	**$10,000**
Nominating/Corp. Governance Committee	$10,000

Our non-employee directors may elect to defer all or part of their cash fees under our Directors' Deferred Stock Investment Plan. Elections are made prior to the beginning of the applicable year, and directors can only withdraw their participation effective at the beginning of the next year. Under the plan, amounts deferred by non-employee directors are promptly invested in our common stock by the plan trustee at the market price at the time of the payment of the fees. Any dividends paid on our common stock are deemed to be invested in our common stock. Fees deferred under the plan are held in a "rabbi trust" by the plan trustee, and accordingly, the plan is treated as unfunded for federal tax purposes. Accounts in the plan are distributed in the form of our common stock upon termination from board service for any reason. In all cases, distributions generally will commence at least six months after the event triggering the distribution. As of December 31, 2012, the number of shares held in the plan for those participating were: Mr. Hanson's 27,977 shares, Dr. Maupin's 1,212 shares, Mr. Chidsey's 28,879 shares, and Mr. Shaw's 13,263 shares.

In addition, under our 2008 Equity Incentive Plan, each non-employee member of the board of directors received a grant of restricted stock units valued at approximately $100,000 in 2012, which units were granted at the time annual equity awards were granted to our executives. On February 15, 2013, the board approved an award of stock units valued at approximately $115,000 for 2013. In the event dividends are paid on our common stock, the directors will receive the equivalent in restricted stock units based on the number of restricted stock units held and the value of the stock on the record date.

In furtherance of the goal to align the interests of our management with those of our stockholders, we have equity ownership guidelines for senior management and members of the board of directors. Each non-employee director should own equity equal in value to at least $300,000 within five years of appointment or election to the board. As of February 15, 2013, all of our non-employee directors have satisfied the guidelines, except Ms. Herman and Ms. Katz who were appointed in January 2013 and have five years to reach the recommended ownership level. In addition, the restricted stock units granted annually will be settled in shares of our common stock six months following the date such director ceases serving on our board of directors.

Mr. Grinney, who is the only director that is also an employee, receives no additional compensation for serving on the board.

Indemnification and Exculpation

We indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

- for any breach of the director's duty of loyalty to us or our stockholders;
- for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
- under Section 174 of the Delaware law (regarding unlawful payment of dividends); or
- for any transaction from which the director derives an improper personal benefit.

We believe these provisions are necessary to attract and retain qualified people who will be free from undue concern about personal liability in connection with their service to us.

AUDIT COMMITTEE REPORT

The board of directors has the ultimate authority for effective corporate governance, including the role of oversight of the management of the Company. The Audit Committee's purpose is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders by overseeing the accounting and financial reporting processes, the qualifications and selection of the independent registered public accounting firm engaged by the Company, and the performance of the Company's Inspector General, internal auditors and independent registered public accounting firm. The Audit Committee members' functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm.

In its oversight role, the Audit Committee relies on the expertise, knowledge and assurances of management, the internal auditors, and the independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements, and for the public reporting process. PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements, for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in the United States, and for expressing its own opinion on the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. In this context, the Audit Committee:

- reviewed and discussed with management and PricewaterhouseCoopers LLP the fair and complete presentation of the Company's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the year ended December 31, 2012, and PricewaterhouseCoopers LLP's audit of the Company's internal control over financial reporting);
- discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (the "PCAOB") in Rule 3200T; and
- received the written disclosures and the letter from PricewaterhouseCoopers LLP required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence) and discussed with PricewaterhouseCoopers LLP its independence from the Company and its management.

The Audit Committee also discussed with the Company's internal auditors and PricewaterhouseCoopers LLP the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors, and PricewaterhouseCoopers LLP the significant accounting policies applied by the Company in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors, and PricewaterhouseCoopers LLP.

The Audit Committee was kept apprised of the progress of management's assessment of the Company's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit Committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements for the year ended December 31, 2012, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the SEC. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2013.

Audit Committee
John W. Chidsey (Chairman)
Donald L. Correll
Jon F. Hanson

Scope of Authority

The Compensation Committee acts on behalf of the board of directors to establish the compensation of executive officers of the Company and provides oversight of the Company's compensation philosophy for senior management. The Compensation Committee reviews and recommends to the board of directors for final approval the compensation of non-employee directors of the Company. The committee also acts as the oversight committee and administrator with respect to the Company's equity compensation, bonus and other compensation plans covering executive officers and other senior management. In overseeing those plans, the committee may delegate authority for day-to-day administration and interpretation of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers of the Company. However, the committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers. The Committee may also delegate other responsibilities to a subcommittee comprised of no fewer than two members of the Committee, provided that it may not delegate any power or authority required by any applicable law or listing standard to be exercised by the Committee as a whole.

Compensation Committee Interlocks and Insider Participation

None of the current members of our Compensation Committee is an officer or employee of the Company. None of our current executive officers serves or has served as a member of the board of directors or compensation committee of any other company that had one or more executive officers serving as a member of our board of directors or Compensation Committee.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based upon such review and discussions, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Compensation Committee
L. Edward Shaw, Jr. (Chairman)
Yvonne M. Curl
Leo I. Higdon, Jr.

Compensation Discussion and Analysis

In this section we present the key components of our executive compensation program. This section of the proxy examines why we reward our executives in the manner we do and how these philosophies guided the individual reward decisions for our named executive officers, or "NEOs." Our 2012 compensation decisions were directed by our board of directors and its Compensation Committee, which we refer to as the "Committee" in this section only. For the fiscal year ended December 31, 2012, our NEOs were:

- Jay Grinney, President and Chief Executive Officer
- Douglas E. Coltharp, Executive Vice President and Chief Financial Officer
- Mark J. Tarr, Executive Vice President and Chief Operating Officer
- John P. Whittington, Executive Vice President, General Counsel and Corporate Secretary
- Cheryl B. Levy, Chief Human Resources Officer

EXECUTIVE SUMMARY

Business Overview

HealthSouth is the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated and discharged, revenues, or number of hospitals. While our national network of inpatient hospitals stretches across 27 states and Puerto Rico, our inpatient hospitals are concentrated in the eastern half of the United States and Texas.

Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of patients we serve experience significant physical and cognitive disabilities due to medical conditions that are generally nondiscretionary in nature and require rehabilitative healthcare services in an inpatient setting. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers monitor each patient's progress and provide oversight and documentation of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to a higher level of care and superior outcomes.

We believe we differentiate ourselves from our competitors based on our broad platform of clinical expertise, the quality of our clinical outcomes, the application of rehabilitative technology, and the sustainability of best practices. For additional information regarding our business, please refer to Item 1, *Business*, in our Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K").

2012 Business Highlights and Recent Track Record

In 2012, we again successfully executed on our business strategy:

- ✓ Total patient discharges grew 4.6% and same-store discharges grew 2.9%.
- ✓ Our functional outcomes for patients continued to outpace the industry average.
- ✓ Not only did our hospitals treat more patients and enhance outcomes, they did so in a highly cost-effective manner — achieving incremental efficiencies evidenced by the decrease in *Total operating expenses* as a percentage of *Net operating revenues*.
- ✓ We continued our development efforts through construction of de novo hospitals and acquisitions of existing rehabilitation operations.
- ✓ We increased the licensed bed count by 95 beds in our existing hospitals.

Our success in 2012 built upon our success in recent years. Since the successful turnaround and repositioning of the Company in 2007, we have achieved a consistent track record of performance.

✓ Our same-store patient discharge volume growth has consistently outpaced competitors'.



6.5%
5.0%
3.3%
2.9%
1.8%
1.0%
1.4%
1.9%
-1.4%
0.0%
2008
2009
2010
2011
2012
HLS Same Store (1)
UDS Industry Sites (2)

(1) Includes consolidated HealthSouth inpatient rehabilitation hospitals classified as same store during that time period.

(2) Data provided by Uniform Data System for Medical Rehabilitation, a division of UB Foundation Activities, Inc., a data gathering and analysis organization for the rehabilitation industry; represents ~70% of industry, including HealthSouth sites.

✓ The functional improvement of our patients has outpaced that of patients across the industry.



FIM® Gain
FIM® Gain measures functional improvement (based on an 18 point assessment) from admission to discharge(1)
35
33
31
29
27
25
2008
2009
2010
2011
2012
LOS Efficiency
FIM® Gain divided by length of stay
3.25
3
2.75
2.5
2.25
2
HealthSouth
UDS Average(2)

(1) FIM® instrument is a trademark of Uniform Data System for Medical Rehabilitation, a division of UB Foundation Activities, Inc.

(2) The UDS average is the risk-adjusted average of a patient mix pulled from the UDS nation (including HealthSouth) that is similar to the HealthSouth actual patient mix. Cases are placed into CMGs by admitting impairment code, functional status at admission, and sometimes age.

✓ We have posted strong growth rates across key operational metrics.



Revenue
'07-'12 CAGR = 6.1%
$1,608
$1,701
$1,785
$1,878
$2,027
$2,162
2007
2008
2009
2010
2011
2012
Discharge Volume
'07-'12 CAGR = 5.1%
96,700
103,356
109,106
112,514
118,354
123,854
Adjusted EBITDA(1)
'07-'12 CAGR = 10.5%
$307
$323
$364
$410
$466
$506
Net Cash Provided by Operating Activities(2)
'07-'12 CAGR = 12.3%
$231
$227
$406
$331
$343
$412

(1) Reconciliation to GAAP provided in Appendix A to this proxy statement.

(2) 2009 includes ~$74 million in net cash proceeds from the settlement of derivative claims against UBS Securities.

✓ We have successfully managed through Medicare payment cuts and an economic recession.



Adjusted EBITDA ($ in millions)
Discharges
RECESSION
$130
$120
$110
$100
$90
$80
$70
$60
$50
32,000
31,500
31,000
30,500
30,000
29,500
29,000
28,500
28,000
27,500
27,000
26,500
26,000
25,500
25,000
Q108 Q208 Q308 Q408 Q109 Q209 Q309 Q409 Q110 Q210 Q310 Q410 Q111 Q211 Q311 Q411 Q112 Q212 Q312 Q412
MMSEA (Final Establish-ment of 60% rule)
Medicare Price Rollback & 18 Month Freeze
1st Medicare IRF Price Increase Since 2007
CMS Implements New Coverage Criteria for IRF Admissions
PPACA Signed Into Law
Price Increase: Less PPACA Adjustment

"PPACA" is the Patient Protection and Affordable Care Act.

"MMSEA" is the Medicare, Medicaid and State Children's Health Insurance Program Extension Act of 2007.

Business Impact on Executive Compensation

We develop performance objectives that we believe will, over time, lead to enhanced stockholder value. Over the past several years, we achieved strong results from operations, and these results, as highlighted above, continued in 2012. Although our stock price has been negatively impacted by various deficit reduction proposals being addressed in Washington and the threat of sequestration in 2013, our operating performance has been strong. We also believe our business model positions the Company for the future. Healthcare has always been a highly regulated industry, and the inpatient rehabilitation sector is no exception. Successful healthcare providers are those who provide high-quality, cost-effective care and have the ability to adjust to changes in the regulatory environment. We believe we have the necessary capabilities — scale, infrastructure, and management — to adapt to and succeed in a highly regulated industry, and we have a proven track record of doing so.

We believe the discussions in Washington relating to deficit reduction proposals targeting Medicare payment cuts to inpatient rehabilitation hospitals and the threat of sequestration negatively impacted our total shareholder return in 2012 relative to the S&P Healthcare Services Select Industry Index. Those events, in turn, negatively impacted our final 2011 long-term incentive plan results. This impact is discussed below under "Summary of 2011 PSU Grant Results."

While we have demonstrated industry-leading volume growth and outcomes that have contributed to consistently solid and improving operating results for years, our executive compensation, as reported in the Summary Compensation Table, or "SCT," on page 47 has remained relatively steady and "realizable pay," as defined below, has reflected our linkage between delivered executive compensation and total shareholder return, or "TSR," results.



Key Operating Results vs. CEO Total Direct Compensation
Key Operating Results (Millions)
$600
$500
$400
$300
$200
$100
$0
Compensation (Millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
331
410
343
466
412
506
2010
2011
2012
Net cash provided by operating activities
Adjusted EBITDA
CEO (SCT)
CEO (Realizable Pay)

Adjusted EBITDA is discussed in more detail, including reconciliations to the corresponding GAAP financial measure, in Appendix A to this proxy statement.



CEO Realizable Pay Aligns with TSR
Dollars (Thousands)
$8,000
$7,500
$7,000
$6,500
$6,000
$5,500
$5,000
$4,500
$4,000
% Annual TSR Change
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
$6,635
10.34%
$5,332
$7,689
$5,149
-14.68%
$7,668
19.47%
$6,021
2010
2011
2012
CEO (SCT)
CEO (Realizable Pay)
TSR

For purposes of this discussion, we define "realizable pay" for a given year as:

- Actual base salary; plus
- Actual short-term incentive(s) paid; plus
- Value of stock options where the December 31, 2012 share price exceeds the exercise price; plus
- Value of time-based restricted stock as of December 31, 2012; plus
- Value of performance-based restricted stock as of December 31, 2012 using the target number of shares for grants in the two-year performance period and the attained number of shares in the third-year holding period.

Overview of Executive Compensation Actions in 2012

In February and again in May 2012, the Committee considered the total compensation packages, both in whole and by component, of our NEOs to determine appropriateness in light of our executive compensation philosophy, 2011 accomplishments, and 2012 challenges and took the following actions:

2012 Executive Compensation Actions Summary

Compensation Component	Actions Related to Plans from Prior Years	Actions Related to 2012 Plans
Base Salary	Not applicable.	Approved base increases to Mr. Tarr and Ms. Levy only, to align with respective market medians.
Senior Management Bonus Plan ("SMBP")	Approved 2011 SMBP awards based on performance compared to targets. Awards equaled a weighted average of 176% of target opportunity.	Approved the 2012 SMBP design with the same award opportunity as a percentage of base salary as in 2011 and the same performance metrics: adjusted earnings before interest, tax, depreciation and amortization expenses, or "Adjusted EBITDA," and return on invested capital, or "ROIC."
Long-Term Incentive Plan ("LTIP")	Approved 2010 LTIP awards based on performance compared to targets for the 2010-2011 performance period. Awards equaled an average of 75% of target opportunity.	Approved 2012 LTIP grants consistent with 2011 as a percentage of average base salary for the NEOs, with the exception of a market adjustment increase for Mr. Grinney. Approval included simplification of performance-based restricted stock to just one metric, earnings per share, or "EPS", and the introduction of time-based restricted stock to enhance retention.
Special Equity Grant	Not applicable.	In May, approved one-time grants of time-based restricted stock to Mr. Tarr, Mr. Whittington, Mr. Coltharp, and Ms. Levy.

Response to 2012 Proxy Votes

We believe the 98.8% affirmative vote on our 2012 "say-on-pay" vote signaled to the Committee that our stockholders support our current executive compensation program. In 2012 and 2013, we have made minor changes to our executive compensation program designed to respond to a variety of environmental factors, but throughout this period, we have endeavored to keep a strong emphasis on performance-based compensation.

EXECUTIVE COMPENSATION PHILOSOPHY

HealthSouth's executive compensation philosophy is to:

- create a competitive rewards program for our senior management that aligns management's interests with those of our long-term stockholders;
- correlate compensation with corporate and regional business outcomes by recognizing performance with appropriate levels and forms of awards;
- establish financial and operational goals to sustain strong performance over time;
- place 100% of annual cash incentives and a majority of equity incentive grants at risk by directly linking those incentive payments and grants to the Company's performance; and
- provide limited executive benefits to members of senior management.

We believe this philosophy will enable us to attract, motivate, and retain talented and engaged executives who will enhance long-term stockholder value.

Pay and Performance

Our executive compensation program is designed to provide a strong correlation between pay and performance. Pay refers to the value of an executive's total direct compensation, or "TDC."

Total Direct Compensation = Base Salary + Annual Cash Incentive + Long-Term Equity Incentives

In 2012, excluding the special equity grants described on page 43, all cash incentive target amounts and more than half of the average NEO equity grant value (greater at the senior executive levels of the Company) were dependent on performance measured against certain pre-determined, board-approved objectives. The graphs below reflect: (i) the timeframe (i.e., annual vs. long-term) for our NEOs to realize the value of the various TDC components and (ii) the extent to which our NEOs' 2012 target TDC is performance based.


President and
Chief Executive Officer
Annual
Long Term
14.3%
14.3%
21.4%
35.7%
14.3%
Performance-based at Risk = 71.4%
Executive
Vice Presidents
Annual
Long Term
32.9%
19.7%
14.2%
23.7%
9.5%
Performance-based at Risk = 57.6%
Chief Human
Resources Officer
Annual
Long Term
42.2%
21.0%
18.4%
18.4%
Performance-based at Risk = 39.4%
Base Salary
Annual Incentive
Stock Options
Performance-Based Restricted Stock
Time-Based Restricted Stock

Annually, as a "check up" of pay and performance, Frederic W. Cook & Co. prepares an analysis of the current year TDC for the NEOs and the reported prior year TDC for the NEOs of our peer companies for the "Healthcare Provider Peer Group" (as identified below). This analysis includes our rankings against the peer group for several key financial and operating performance metrics for one- and three-year periods. These metrics are grouped into four categories: "growth," "operating performance," "financial returns," and "total shareholder return." The Committee has not taken any specific action in response to this information but does consider it in assessing whether the Company is paying for performance – both absolute and relative to peers. For 2012, HealthSouth's performance was at or above median for 16 of these metrics while falling below median for just two of these metrics. As part of this same comparison, CEO compensation fell just below the 65th percentile while that of the other NEOs, as a group, fell into the second quartile.

Other Best Practices

To ensure the Company is protecting the interest of its stockholders, our board of directors also adopted the following best practices related to executive compensation:

Risk Mitigation Best Practices

- Both our annual and long-term incentive plans have maximum award features;
- Our annual incentive plan is designed with multiple measures of performance;
- Our compensation recoupment, or "claw-back," policy discussed under "Compensation Recoupment Policy" beginning on page 44 applies to incentive-based compensation; and
- Equity ownership guidelines for our senior executives and directors require our senior executives to retain 50% of their net shares at the time of exercise/lapse until their ownership multiple is met.

Governance Best Practices

- Our insider trading policy prohibits hedging or pledging of our stock, unless approved in advance by a majority of the independent directors on the Nominating/Corporate Governance Committee;
- Supplemental executive benefits or perquisites are limited to a nonqualified 401(k) plan and, in the case of our chief executive officer, supplemental long-term disability coverage;
- The Committee's independent consultant, Frederick W. Cook & Co., is retained directly by the Committee and performs no other work for the Company;
- Independent sessions are scheduled at every regular meeting of our board and the Committee (no members of management are present at these independent sessions); and
- Our change-of-control compensation arrangements, discussed under "Severance Arrangements" beginning on page 45, include a "double trigger" requiring both a change in control and termination of employment to receive benefits and do not allow tax gross-ups.

DETERMINATION OF COMPENSATION

Key Participants	Roles and Responsibilities
Compensation Committee	The Committee oversees our compensation and employee benefit objectives, plans, and policies. The Committee also reviews and approves (or recommends for approval of the independent directors of our board in the case of the chief executive officer) the individual compensation of the executive officers. The Committee is comprised solely of three independent directors. Their responsibilities, as they relate to the compensation of our NEOs, include: • review the Company's compensation programs and policies, including incentive compensation plans and equity-based plans; • review and approve corporate goals and objectives relevant to the compensation of our NEOs, then (i) evaluate their performance and (ii) determine and approve their base compensation levels and incentive compensation based on this evaluation; and, in the case of our chief executive officer, recommend such to the board for approval; and • review personal benefits provided to our NEOs and recommend any changes to the board. The Committee receives support from the chief human resources officer and her staff and also engages its own executive compensation consultant as described below.
Chief Executive Officer	At least annually, the chief executive officer makes recommendations to the Committee regarding our executive compensation plans and, for all other NEOs, proposes adjustments to base salaries, if any, and awards under our annual incentive compensation and long-term equity-based plans. He also provides performance evaluations to the Committee in connection with the individual objectives of the other NEOs. The chief executive officer and chief human resources officer regularly attend meetings of the Committee.
Compensation Consultant	Throughout the year, the Committee relies on Frederic W. Cook & Co., Inc. for external executive compensation support. Frederic W. Cook & Co. is retained by, and works directly for, the Committee and attends meetings of the Committee, as requested by the committee chair, and addresses topics and questions raised by members. Frederic W. Cook & Co. has no decision making authority regarding our executive compensation. The services provided include: • updates and advice to the Committee on the regulatory environment as it relates to executive compensation matters; • advice on trends and best practices in executive compensation and executive compensation plan design; • market data, analysis, evaluation, and advice in support of the Committee's role; and • commentary on our executive compensation disclosures. Management has separately engaged Towers Watson & Co. The scope of that engagement included providing data and analysis on competitive executive and non-executive compensation practices. Towers Watson data related to executive compensation practices was provided to the Committee, subject to review by, and input from, Frederic W. Cook & Co. Mercer (US) Inc. will take over these responsibilities in 2013 and also provide a diagnostic tool and support to our assessment of risk related to our compensation practices. Neither Towers Watson nor Mercer advises the Committee in determining or recommending the amount or form of executive compensation.

Assessment of Competitive Compensation Practices

The Committee does not employ a strict formula in determining executive compensation. A number of factors are considered in determining executive base salaries, annual incentive opportunities, and long-term incentive grants, including:

- the executive's responsibilities,
- the executive's experience,
- the executive's performance,
- aspects of the role that are unique to the Company,

- internal equity within senior management, and
- competitive market data.

To assess our NEOs' target total direct compensation, the Committee reviews competitive data from two sources:

- survey data: compensation survey data provided by Towers Watson, and
- healthcare provider peer group data: Frederic W. Cook & Co., at the direction of the Committee, assembles data for a targeted group of healthcare provider peers.

The survey data provides a significant sample size, includes information for management positions below senior executives, and includes broader healthcare companies and other industries from which we might recruit for executive positions. The healthcare provider peer group provides data for companies similar to us in terms of industry segment, revenue size, and market capitalization. The Committee believes these data sources provide a comprehensive perspective on competitive pay levels and practices.

	Towers Watson Survey Sources	
Mercer IHN – Module 4A	Sullivan Cotter	Integrated HealthCare Strategies
Towers Watson CDB	Towers Watson Top Management	Mercer
Mercer IHN – Module 7		

	Healthcare Provider Peer Group	
Amedisys	Health Management Association	Skilled Healthcare Group
Chemed Corporation	Kindred Healthcare	Sun Healthcare Group
Community Health Systems	LifePoint Hospitals	Tenet Healthcare Corporation
Gentiva Health Services	Select Medical Holdings	Universal Healthcare Services

Note: Select Medical Holdings was added in December 2012. Lincare Holdings was removed from the peer group after they were acquired by The Linde Group. Sun Healthcare Group will be removed for 2013 due to acquisition by Genesis HealthCare.

The Committee reviews competitive data on base salary levels, annual incentives, and long-term incentives, both individually and collectively. In recent years, the Committee attempted to target total direct compensation opportunities for our NEOs between the 50th and 65th percentiles of both the Towers Watson survey data and the healthcare provider peer group data. For purposes of competitive analysis of our chief executive officer's compensation, the Committee places emphasis on the healthcare provider peer group data because other healthcare provider companies provide the most direct comparison. It is important to note the Committee, with input from Frederic W. Cook & Co., recognizes the benchmark data changes from year to year, so the comparison against those benchmarks places emphasis on sustained compensation trends to avoid short-term anomalies. In general, the Committee views compensation 10% above or below the targeted percentile as within a competitive range.

The Committee has considered the appropriate competitive target range to attract and retain the kind of executive talent necessary to successfully achieve our strategic objectives. The Committee's objective is to establish target performance goals that will result in strong performance by the Company. Executives may achieve higher actual compensation for exceptional performance relative to these target performance goals and below-median levels of compensation for performance that is not as strong as expected.

As outlined in his letter of understanding, the board targets Mr. Grinney's compensation opportunity at the 65th percentile of the healthcare provider peer group. As stated previously, the Committee received from Frederic W. Cook & Co. an analysis of peer group data for 2011 that was based on proxies filed during 2012. As we reviewed his target TDC in 2012, it was just below the 65th percentile of the healthcare provider peer group's 2011 target data. The 2012 target TDC for three of our other NEOs fell below the 50th percentile of the competitive market while the target TDC for Mr. Whittington exceeded the 65th percentile, which the Committee believes reflects the breadth of Mr. Whittington's responsibilities. As another test of overall reasonableness, the Committee compared the aggregate target TDC of our five highest compensated individuals to the aggregate amounts from the companies in the healthcare provider peer group, and our aggregate target TDC amount was at approximately the 50th percentile.

Elements of Executive Compensation

Executive Total Rewards at a Glance

Total Reward Component	Purpose	2012 Actions
Base Salary	Provide our executives with a competitive level of regular income.	Limited adjustments to increases to market median for two NEOs.
Annual Incentives	Intended to drive Company and individual performance while focusing on annual objectives.	No change in metrics for 2012.
Long-Term Incentives	Intended to focus executive attention on longer-term strength of the business and align their interests with our stockholders.	EPS metric utilized for 100% of performance-based restricted stock value. Introduced time-based restricted stock. Provided special equity grants to all NEOs except Mr. Grinney.
Health and Welfare Benefits	Provide our executives with programs that promote health and financial security.	No changes.
Perquisites	Very limited.	No changes.
Change in Control and Severance	Provides business continuity and temporary income during periods of transition.	No changes.

The primary elements of our executive compensation program are:

Base Salary + Annual Cash Incentives + Long-Term Equity Incentives

Base Salary

We provide executives and other employees with base salaries to compensate them with regular income at competitive levels for their services. Base salary considerations include the factors listed under "Assessment of Competitive Compensation Practices" above.

Only Mr. Tarr and Ms. Levy received increases in base salary. The increases were intended to bring the salary of each individual to the market median for the Healthcare Provider Peer Group in light of the assessment factors previously discussed. Mr. Grinney, our chief executive officer, has not received a base salary increase since 2007.

2012 Fiscal Year-End Annual Base Salary

Name	Title	Salary
Jay Grinney	President and Chief Executive Officer	$1,000,000
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer	525,000
Mark J. Tarr	Executive Vice President and Chief Operating Officer	600,000
John P. Whittington	Executive Vice President, General Counsel and Secretary	527,000
Cheryl B. Levy	Chief Human Resources Officer	345,000

Annual Incentives

The 2012 Senior Management Bonus Plan, or "SMBP," was designed to incentivize and reward our NEOs and others for annual performance as measured against pre-determined corporate quantitative and individual objectives intended to improve the Company's performance and promote stockholder value.

Plan Objectives and Metrics

For 2012, the corporate quantitative objectives of Adjusted EBITDA[1] and ROIC[2] were continued from 2011. Adjusted EBITDA is a prevalent, industry relevant measure of profitability. We believe ROIC is a measurement of the effective investment of the cash generated by our business and directly corresponds to stockholder value being created. The weightings and payout ranges for our 2012 corporate quantitative objectives are as follows:

2012 SMBP Corporate Objectives

		Award Range			
		Not Eligible	**Threshold**	**Target**	**Maximum**
Objective	**Weight**	**0%**	**50%**	**100%**	**200%**
Adjusted EBITDA	60%	<$466,083,000	$466,083,000	$492,569,000	≥$541,826,000
ROIC	40%	<20.9%	20.9%	22.0%	≥24.1%

To reward exceptional performance, the Committee created an opportunity for the NEOs to receive a maximum payout in the event actual results reach a predetermined level for each objective. Conversely, if attained results are less than threshold for a component of the corporate quantitative objectives, then no payout for that component of corporate quantitative objectives occurs. It is important to note the following:

- performance measures can be achieved independently of each other; and
- as results increase above the threshold, a corresponding percentage of the target cash incentive will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels set forth in the table above.

In addition to corporate quantitative objectives for each NEO, we specify individual, measurable objectives weighted according to importance. The independent members of our board establish Mr. Grinney's individual objectives. Mr. Grinney establishes two to four individual objectives for the other NEOs, subject to review by the Committee. The individual objectives reflect objectives specific to each NEO's position and also corporate objectives. Additionally, if we fail to attain at least achievement of 80% of the target level for the corporate quantitative objective (or objectives if more than one), then no payout for the individual objectives occurs. A formal assessment of each NEO's performance against his or her individual objectives is reviewed and approved by the Committee.

[1] For Senior Management Bonus Plan purposes, Adjusted EBITDA is the same as the measure described in the 2012 Form 10-K, and the results are adjusted further for certain unusual or nonrecurring unbudgeted items. Adjusted EBITDA is discussed in more detail, including reconciliations to corresponding GAAP financial measures, in Appendix A to this proxy statement. The Committee has established in advance the following four categories for unusual or nonrecurring unbudgeted items in order to more accurately represent those matters within the control of management compared to the calculation used in communications with the market: acquisitions and divestitures, changes in capital structure, litigation expenses and settlements, and material legislative changes. For 2012, those items adjusted included: consolidation of St. Vincent hospital and a special bonus paid to employees in lieu of a 2012 merit adjustment in response to federal sequestration legislation.

[2] For Senior Management Bonus Plan purposes, ROIC is defined as adjusted earnings before interest and tax expense divided by average total assets on the balance sheet as of December 31, excluding deferred tax assets and assets from discontinued operations. Adjusted earnings before interest and tax expense is defined as income from continuing operations attributable to HealthSouth common shareholders before interest expense and provision for income tax expense, excluding government, class action and related settlements, professional fees — accounting, tax, and legal, loss on early extinguishment of debt, and loss on impairment of assets. The results are adjusted further for certain unusual or nonrecurring unbudgeted items, the pre-established categories of which are discussed in the preceding note. For 2012, those items adjusted included: consolidation of St. Vincent hospital; impact from unbudgeted debt refinancing transactions; and a special bonus paid to employees in lieu of a 2012 merit adjustment in response to federal sequestration legislation.

Beyond addressing the core company objectives, the following table describes each of Mr. Grinney's individual objectives and completion status for 2012:

Individual Objectives	Completion Status
1. Execute the accelerated de novo strategy.	Completed construction on one hospital, began construction on two additional hospitals, purchased land for the construction of one hospital, received one certificate of need, or "CON," filed for an additional CON, continued defense of four existing CONs.
2. Acquire a minimum of two IRFs (by year end).	Completed the acquisition/consolidation of the operations of two IRFs, agreed to the acquisition of an additional IRF (expected to close by April 1, 2013).
3. Ensure electronic clinical information system is installed at all scheduled hospitals on time and with no disruption to budgeted operations.	ACE IT was installed on schedule at twelve existing hospitals, with no disruption to budgeted operations.
4. Implement reporting capabilities to monitor, trend, and ensure compliance with all externally required quality metrics: IRF-specific Medicare criteria and acute care transfers, or "ACTs," by September 1.	Reporting capabilities were built in existing systems and are being used by the hospitals to collect, submit, monitor, trend, and ensure compliance with all externally required quality metrics. A tool is currently being developed and is dependent on the data collection efforts/tools that began on October 1, 2012. Implemented system to monitor, trend, and ensure compliance with ACTs metrics.
5. Meet or exceed "stretch" goals for patient satisfaction scores and patient evaluation model, or "PEM," scores.	Each individual hospital has a "stretch" goal for patient satisfaction and PEM scores. Corporate achievement is based on the number of hospitals that met or exceeded their "stretch" goals. The corporate patient satisfaction "stretch" goal threshold was not achieved. The corporate PEM score "stretch" goal threshold was achieved.
6. Develop a free cash flow allocation program and secure board approval.	A conceptual framework for the allocation of free cash flow was presented and endorsed by the board of directors.
7. Develop and implement a targeted management/leadership program for nurse managers by August 1st.	A steering committee identified the initial focus of the program: to improve the leadership effectiveness of nurse supervisors. The curriculum has been developed. The pilot program launched on December 4, 2012, with implementation starting in January 2013.
8. Maintain an aggressive diversity agenda: recruitment, development, and training of all employees.	The diverse population in leadership positions remains relatively unchanged. The employee population is more diverse than the national statistics for key clinical positions. High potential employees identified for development for leadership positions. The implementation of the "Aware for Care" campaign is scheduled in conjunction with the 2013 diversity awareness refresher.

The individual objectives for each other NEO were aligned with Mr. Grinney's individual objectives and the Company's quantitative objectives but specifically tailored to the functional responsibilities of that NEO. Accordingly, the ability of each NEO to achieve his or her individual objectives closely mirrored our ability to achieve targeted results for the corporate quantitative objectives. Mr. Grinney attempted to set the individual objectives and target performance levels such that, if an NEO's performance in each of his or her personal objectives met or exceeded the range of reasonable expectations, no less than 75% of the full award for his or her individual objectives would be earned. Results from the individual objectives section cannot exceed 100% of the full award.

Establishing the Target Cash Incentive Opportunity

Under the SMBP, the Committee first approves a target cash incentive opportunity for each NEO, based upon a specific percentage of his or her base salary, as listed in the "Target Cash Incentive Opportunity as a % of Salary" column in the table below. This target cash incentive opportunity is established as a result of the Committee's "Assessment of Competitive Compensation Practices" described above. The Committee then assigns relative weightings (as a percentage of total cash incentive opportunity) to the objectives. The relative weightings of the corporate quantitative objectives and individual objectives take into account the executive's position, with the targets for executives with strategic responsibilities consisting of a higher corporate quantitative objectives weighting.

The table below summarizes the target cash incentive and relative weightings of corporate quantitative and individual objectives for each NEO:

Named Executive Officer	Target Cash Incentive Opportunity as a % of Salary	Weightings		Relative Weighting as a % of Target		
				Quantitative Objectives		
		Corporate Quantitative	Individual	Adj. EBITDA (60%)	ROIC (40%)	Individual Objectives
Jay Grinney	100%	80%	20%	48%	32%	20%
Douglas E. Coltharp	60%	80%	20%	48%	32%	20%
Mark J. Tarr	60%	80%	20%	48%	32%	20%
John P. Whittington	60%	80%	20%	48%	32%	20%
Cheryl B. Levy	50%	70%	30%	42%	28%	30%

Assessing and Rewarding 2012 Achievement of Objectives

After the close of the year, the Committee assesses performance against the corporate quantitative and individual objectives for each NEO to determine a weighted average result, or the percentage of each NEO's target incentive that has been achieved, for each objective. For 2012, results for the corporate quantitative objectives were as follows:

Objective	Target	Actual Result	% of Target Metric Achievement	Weight	Weighted Metric Achievement
Adjusted EBITDA	$492,569,000	$509,292,000	134.0%	60%	80.4%
ROIC	22.0%	23.0%	147.6%	40%	59.0%
Combined				**100%**	**139.4%**

The cash incentive attributable to individual objectives is determined by multiplying the relative weight of each NEO's individual objectives by the target cash incentive amount and then again by the percentage of the individual objectives achieved by that NEO. Individual objective achievement is capped at 100%. The Committee and the other independent members of our board determined Mr. Grinney's individual objectives achievement. The Committee also concurred with Mr. Grinney on the individual objective achievements for the other NEOs.

2012 Individual Objective Achievement

Named Executive Officer	Title	2012
Jay Grinney	President and Chief Executive Officer	91%
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer	90%
Mark J. Tarr	Executive Vice President and Chief Operating Officer	100%
John P. Whittington	Executive Vice President, General Counsel and Secretary	95%
Cheryl B. Levy	Chief Human Resources Officer	90%

The Committee believes the degree of achievement of the quantitative and individual objectives strengthened our position in our industry and promoted the long-term interests of our stockholders, and thus warranted the cash incentive payments listed in the following table. These amounts were paid in February 2013 and are included in the 2012 compensation set out in the Summary Compensation Table on page 47.

2012 Senior Management Bonus Plan Payouts

Named Executive Officer	Corporate Quantitative Objective Portion	Individual Objective Portion	Total Payout
Jay Grinney	$1,115,200	$182,000	$1,297,200
Douglas E. Coltharp	351,288	56,700	407,988
Mark J. Tarr	401,472	72,000	473,472
John P. Whittington	352,626	60,078	412,704
Cheryl B. Levy	168,326	46,575	214,901

Long-Term Incentives

To further align management's interests with those of stockholders, the Committee has structured a significant component of each NEO's total direct compensation in the form of long-term equity awards. We believe such grants promote strategic and operational decisions that align the long-term interests of management and the stockholders and help retain executives. In support of our performance-driven total compensation philosophy, earned equity values are driven by stock price and financial and operational performance.

For 2012, our equity incentive plan provided participants at all officer levels with the opportunity to earn performance-based restricted stock and time-based restricted stock and, in addition, for the chief executive officer and the executive vice presidents, stock options, thereby aligning all levels of management with stockholders and placing a significant portion of their TDC at risk. Time-based restricted stock was introduced in 2012 to enhance retention incentives in response to uncertainty in our industry due to the regulatory environment, including various deficit reduction initiatives.

For 2012, the independent board members increased the total target value of equity grants for Mr. Grinney to bring his target TDC closer to the 65th percentile in accordance with his letter of understanding and to recognize his leadership and strong operating performance. The 2012 value of the long-term incentives grants made to the remaining NEOs as a percentage of their average base salaries remained consistent with 2011.

The following table sets out the 2012 target equity award opportunity levels and the forms of equity compensation for each of our current NEOs as approved by the Committee and the board of directors. The values in this table differ from the values of equity awards reported in the Summary Compensation Table on page 47 because of accounting rule requirements.

2012 Target Equity Award Opportunity and Equity Compensation Mix (by value)

Named Executive Officer	Title	Total Target Equity Award Opportunity	Options as a % of the Award	PSUs as a % of the Award	RSAs as a % of the Award
Jay Grinney	President and Chief Executive Officer	$ 5,000,000	30%	50%	20%
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer	790,647	30%	50%	20%
Mark J. Tarr	Executive Vice President and Chief Operating Officer	790,647	30%	50%	20%
John P. Whittington	Executive Vice President, General Counsel and Secretary	790,647	30%	50%	20%
Cheryl B. Levy	Chief Human Resources Officer	297,357	-	50%	50%

Performance Share Unit Awards in 2012

The Committee determined that, for NEOs, performance-based vesting conditions for a majority of the grant value of restricted stock awards are appropriate because such awards further align executives' goals with the interests of stockholders and promote specific performance objectives while facilitating ownership levels. Under our equity incentive plan, NEOs may be granted performance share units, or "PSUs," which entitle them to receive a pre-determined range of restricted shares upon achievement of specified performance objectives. The recipients of PSU awards will not have voting rights or rights to receive dividends unless and until restricted stock is earned after the measurement period.

For the 2012 grants, the number of restricted shares earned will be determined at the end of a two-year performance period based on the level of achievement of normalized earnings per share[3]. The Committee chose this metric because they believe it is directly aligned with our stockholders' interests. In early 2012, for reasons outlined below, the Committee eliminated the relative total shareholder return metric used for awards in 2010 and 2011, which had been based on the S&P Health Care Services Select Industry Index. If restricted shares are earned at the end of the two-year performance period, the participant must remain employed until the end of the following year at which time the shares fully vest.

PROXY

Outlined in the table below are the performance objective, achievement levels, and corresponding payout multipliers for PSU awards in 2012:

Restricted Stock Achievement Level	2-Year EPS Performance	Payout Multiple (% of Target)
Maximum	$3.90 or greater	200%
Target	$3.12	100%
Threshold	$2.34	50%
Not eligible	Less than $2.34	0%

It is important to note the following:

- Management provides a report to the Committee that sets out the calculations of the actual results and engages an accounting firm to produce a report on the accuracy of the calculation.
- If results attained are less than threshold, then no restricted shares are earned for that performance measure in that performance period.
- As results increase above the threshold, a corresponding percentage of target equity value will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels set forth in the table above. For example, if, at the end of the two-year performance period on December 31, 2013, the normalized earnings per share result is $3.25, then the Company has exceeded the target level (the 50th percentile) by $0.13 and that difference is 16.7% of spread between the maximum level and the target level ($3.90 – $3.12). On a percentage basis, 16.7% of the difference between the maximum and target payment multiples (200%-100%) is 16.7%, so the corresponding payout multiple for total shareholder return objective is 116.7%.

Summary of 2011 PSU Grant Results

The 2011 PSU grants completed their performance period on December 31, 2012. For those grants (as with our 2010 grants), we had two metrics weighted equally: EPS and TSR relative to the S&P Health Care Services Select Industry Index. Our EPS performance was very strong and earned the NEOs a 180.3% share payout under the EPS metric. Our TSR performance compared to the performance of the SPSIHP Index yielded results below the threshold minimum resulting in no payout under the relative TSR metric. We share in our stockholders' disappointment over our total shareholder return during this period which, as noted previously, we believe was significantly influenced by discussions in Washington relating to sequestration and deficit reduction proposals targeting Medicare payment cuts to inpatient rehabilitation hospitals. Our TSR relative to the SPSIHP Index was adversely affected by the inclusion in the index of dissimilar peers who are neither post-acute care providers nor impacted by the same regulatory influences. While we exceeded our EPS performance target, the failure to meet the minimum TSR threshold resulted in share awards for our NEOs below the target level.

[3] For purposes of the Amended and Restated 2008 Equity Incentive Plan, normalized earnings per share is calculated on a weighted-average diluted shares outstanding basis by adjusting net income from continuing operations attributable to HealthSouth for certain unusual or nonrecurring unbudgeted items. The Committee has established the following four categories for unusual or nonrecurring unbudgeted items: acquisitions and divestitures, changes in capital structure, litigation expenses and settlements, and material legislative changes. For the performance period ended December 31, 2012, those items included: divestiture of our long-term care hospitals; consolidation of St. Vincent hospital; impact from unbudgeted debt refinancing transactions; impact from unbudgeted professional fees related to the Ernst & Young arbitration; gains or recoveries from the Richard Scrushy verdict; and a special bonus paid to employees in lieu of a 2012 merit adjustment in response to federal sequestration legislation. The diluted share count is calculated on the same basis as the diluted shares outstanding in our 2012 Form 10-K and includes shares related to the potential conversion of our preferred stock, unvested restricted stock, restricted stock units, and dilutive stock options. The calculation of normalized earnings per share differs from that of earnings per share used in our earnings releases and publicly available financial guidance. We believe the calculation for compensation purposes for 2012 more accurately represents those matters within the control of management compared to the calculation used in communications with the market.

Objective For 2011-2012	Weight	Actual Result	% of Target Metric Achievement	Weighted Metric Achievement
EPS	50%	$2.91	180.3%	90.2%
TSR	50%	24th percentile	0.0%	0.0%
Combined	**100%**			**90.2%**

Named Executive Officer	Target Grant (Shares)	Actual Award (Shares)
Jay Grinney	121,299	109,350
Douglas E. Coltharp	22,212	20,024
Mark J. Tarr	22,212	20,024
John P. Whittington	22,212	20,024
Cheryl B. Levy	12,163	10,964

Time-Based Restricted Stock Awards in 2012

The Committee determined that, for NEOs, in addition to performance-based vesting conditions for a majority of the grant value of restricted stock awards, providing a portion of the 2012 grant value through time-based restricted stock was appropriate because such awards support the goal of retaining our executives during periods of volatile share prices while further facilitating ownership levels. Under our equity incentive plan, NEOs may be granted awards of restricted stock, or "RSAs," which entitle them to receive a pre-determined number of restricted shares upon completion of a specified service period. The recipients of RSA awards have voting rights and rights to receive dividends during the associated service period.

For the 2012 RSA award, one-third of the shares granted vest on the first anniversary of the grant, one-third of the shares vest on the second anniversary of the grant, and the final third vest on the third anniversary.

Stock Option Awards in 2012

We believe stock options remain an appropriate means to align the interests of our most senior executives with our stockholders since they provide an incentive to grow stock price.

Each stock option permits the holder, generally for a period of ten years, to purchase one share of our common stock at the exercise price, which is the closing market price on the date of issuance. Options generally vest ratably in equal annual increments over three years from the grant date. In 2012, the number of options granted equaled 30% of the total target equity award opportunity approved for the related officer divided by the individual option value determined using the Black-Scholes valuation model at the time of grant.

Equity Grant Timing

Our practice is to have the independent members on our board of directors approve, based on recommendations of the Committee, equity grants at the February board meeting in order to allow for time to review and consider our prior year's performance. The number of shares of common stock underlying the PSU, time-based restricted stock, and stock option grants is determined using the average closing price for our common stock over the 20-day trading period preceding the February board meeting at which the awards are approved. The strike price for the stock option grants is set at the closing price on the second trading day after the filing of our Form 10-K, and we issue the stock options the following business day. This timing for the pricing and issuance of stock options allows for the exercise price to reflect a broad dissemination of our financial results from the prior year.

PROXY

Special Equity Grant

On May 3, 2012, the board of directors, with the recommendation of the Committee and at the request of the chief executive officer, approved special one-time equity grants for certain members of senior management, including those NEOs as set forth below:

Named Executive Officer	Shares of Time-Based Restricted Stock
Mark J. Tarr	50,000
Douglas E. Coltharp	25,000
John P. Whittington	5,000
Cheryl B. Levy	5,000

The primary purpose of these grants was to provide an additional incentive for key management to remain with HealthSouth thereby creating senior management continuity in the face of an uncertain healthcare operating environment that presents significant near-term challenges over the next three years. Each grant was determined based on the individual's impact on operations, key functional responsibilities, and/or their unique role with the Company. These grants will, assuming continuing employment, vest in increments of 20%, 20%, and 60% over three years, respectively, on each anniversary date of the grant.

Executive Compensation Program Changes for 2013

Of note, the TDC opportunity for all of our NEOs remained the same for 2013. The Committee, however, did approve several changes for 2013 to accomplish the following:

- provide strong financial and quality performance incentives to motivate operating performance that should over time result in positive shareholder experience;
- structure the long-term incentive program to be more consistent with competitive practice and incorporate retention incentives during a challenging period for our industry; and
- execute our competitive philosophy to be in line with best practices and target total direct compensation opportunities to the competitive market median with select individual levels set above median due to exceptional individual contribution and importance of the role within the Company.

These changes include:

- the addition of company-wide program evaluation model, or "PEM," scores, a quality of care metric that evaluates the functional gains our patients achieve, as a performance metric in our SMBP;
- the movement of the ROIC metric from the SMBP to the LTIP because that metric more effectively measures multi-year performance;
- the re-introduction of a two-year relative TSR metric as part of the performance-based restricted stock award component of our LTIP along with two-year EPS and ROIC objectives, followed by one-year time vesting;
- the adoption of the Healthcare Provider Peer Group (described earlier) as the TSR peer group which was selected by the Committee after careful consideration over other potential peer groups or stock indices, since using the Healthcare Provider Peer Group brings consistency across our executive compensation program and includes a significant number of companies that face similar regulatory and reimbursement issues; and
- Increased the portion of the LTIP grant value allocated to performance-based restricted stock:

Named Executive Officer	Total Target Equity Award Opportunity	Stock Options	Performance-based Restricted Stock	Time-based Restricted Stock
Jay Grinney	$5,000,000	20%	60%	20%
Douglas E. Coltharp	787,515	20%	60%	20%
Mark J. Tarr	900,013	20%	60%	20%
John P. Whittington	790,494	20%	60%	20%
Cheryl B. Levy	345,003	0%	60%	40%

Benefits

In 2012, our NEOs were eligible for the same benefits offered to other employees, including medical and dental coverage. NEOs are also eligible to participate in our qualified 401(k) plan, subject to the limits on contributions imposed by the Internal Revenue Service. In order to allow deferrals above the amounts provided by the IRS, executives and certain other officers are eligible to participate in a nonqualified deferred 401(k) plan that mirrors the current qualified 401(k) plan. Other than the plans referenced here, we did not provide our executives with compensation in the form of a pension plan, nonqualified deferred compensation plan, or a retirement plan. As outlined in his letter of understanding, we provided Mr. Grinney with long-term disability coverage above the level offered broadly to our employees.

Perquisite Practices

We do not have any perquisite plans or policies in place for our executive officers. In general, we do not believe such personal benefit plans are necessary for us to attract and retain executive talent. We do not provide tax payment reimbursements or any other tax payments to any of our executive officers.

The Company pays premiums for group-term life insurance and long-term disability insurance for all employees. From time to time, officers and directors may be allowed, if space permits, to have family members accompany them on business flights on our aircraft, at no material incremental cost to us.

OTHER COMPENSATION POLICIES

Equity Ownership Guidelines for Management

To further align the interests of our management with those of our stockholders, we have adopted equity ownership guidelines for senior management and members of our board of directors.

Covered individuals have five years to reach their ownership level and upon each tax recognition or option exercise event, a covered officer or director should retain at least 50% of the after tax value of the related equity award until ownership levels are achieved. All of our NEOs and non-employee directors have satisfied the guidelines. Mr. Coltharp, who joined us in May 2010, as well as Ms. Herman and Ms. Katz, who both joined our board in January 2013, are not yet required to meet the applicable ownership level. Outlined in the table below are the ownership guidelines:

Position	Required Value of Equity Owned
chief executive officer	5 times annual base salary
executive vice president	3 times annual base salary
other executive officers	1.5 times annual base salary
outside director	$300,000

Compensation Recoupment Policy

Our board of directors has approved and adopted a senior management compensation recoupment policy applicable to awards granted and incentive compensation paid after January 1, 2010. The policy provides that if the board has, in its sole discretion, determined that any fraud, illegal conduct, intentional misconduct, or gross neglect by any officer was a significant contributing factor to our having to restate all or a portion of our financial statements, the board may:

- require reimbursement of any bonus or incentive compensation paid to that officer,
- cause the cancellation of that officer's restricted or deferred stock awards and outstanding stock options, and
- require reimbursement of any gains realized on the exercise of stock options attributable to incentive awards,

if and to the extent (i) the amount of that compensation was calculated based upon the achievement of the financial results that were subsequently reduced due to that restatement and (ii) the amount of the compensation that would have been awarded to that officer had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, if an officer is found to have committed fraud or engaged in intentional misconduct in the performance of his or her duties, as determined by a final, non-appealable judgment of a court of competent jurisdiction, and the board determines the action caused substantial harm to HealthSouth, the board may, in its sole discretion, utilize the remedies described above.

Anti-Hedging Policy

The Company prohibits the following transactions, unless approved in advance by a majority of the Nominating/Corporate Governance Committee of the Company:

- short-term trading of our securities,
- short sales of our securities,
- transactions in publicly-traded derivatives relating to our securities,
- hedging or monetization transactions, such as zero-cost collars and forward sale contracts, and
- pledging of our securities as collateral, including as part of a margin account.

PROXY

Severance Arrangements

Apart from the letter of understanding with Mr. Grinney, it is not our practice to enter into individual employment agreements with our senior executives. To provide our senior executives with competitive levels of security, potential benefits are provided to our senior executives under our change of control and severance plans. The Committee determined the value of benefits were reasonable, appropriate, and competitive with our healthcare provider peer group. As a condition to receipt of any payment or benefits under either plan, participating employees must enter into a nonsolicitation, nondisclosure, nondisparagement and release agreement. As a matter of policy, payments under either plan do not include "gross ups" for federal taxes payable on amounts paid under the plan.

Executive Severance Plan

The goal of the Executive Severance Plan is to help retain qualified, senior officers whose employment with us is subject to termination under circumstances beyond their control. Our NEOs and all senior vice presidents are participants in the plan, which is an exhibit to our 2012 Form 10-K. Under the plan, if a participant's employment is terminated by the participant for good reason or by HealthSouth other than for cause (as defined in the plan), then the participant is entitled to receive a cash severance payment, health benefits, and the other benefits described below. Voluntary retirement is not a payment triggering event. The terms of the plan, including the payment triggering events, were determined by the Committee to be consistent with market data from the Towers Watson's healthcare industry survey group in 2011.

The cash severance payment for participants is the multiple (set forth in the table below) of annual base salary in effect at the time of the event plus any accrued, but unused, paid time off, and accrued, but unpaid, salary. This amount is to be paid in a lump sum within 60 days following the participant's termination date. In addition, except in the event of termination for cause or resignation for lack of good reason, the participants and their dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of time set forth in the following table.

Position	Severance as Multiple of Annual Base Salary	Benefit Plan Continuation Period
chief executive officer	3x	36 months
executive vice presidents	2x	24 months
other executive officers	1x	12 months

Amounts paid under the plan are in lieu of, and not in addition to, any other severance or termination payments under any other plan or agreement with HealthSouth. As a condition to receipt of any payment under the plan, the participant must waive any entitlement to any other severance or termination payment by us, including any severance or termination payment set forth in any employment arrangement with us.

Upon termination of a participant without cause, or his or her resignation for good reason, a prorated portion of any equity award subject to time-based vesting only that is unvested as of the effective date of the termination or resignation will automatically vest. If any restricted stock awards are performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

Change in Control Benefits Plan

The goal of the Change in Control Benefits Plan is to help retain certain qualified senior officers, maintain a stable work environment, and encourage officers to act in the best interest of stockholders if presented with decisions regarding change in control transactions. Our NEOs and other officers are participants in the plan, which is an exhibit to our 2012 Form 10-K. The terms of the plan, including the definition of a change in control event, were determined to be consistent with healthcare industry market data from the Committee's and management's consultants.

Under the Change in Control Benefits Plan, participants are divided into tiers as designated by the Committee. Messrs. Grinney, Coltharp, Whittington, and Tarr are Tier 1 participants; Ms. Levy is a Tier 2 participant. If a change in control occurs as defined in the plan, each outstanding option to purchase common stock held by participants will automatically vest, and, for options granted on or prior to November 4, 2005, the scheduled expiration shall be extended for up to a year. For Tier 1 and 2 participants, all options granted after November 4, 2005 will remain exercisable for three and two years, respectively, following a change in control. Restricted stock that is not performance-based (i.e., time-lapse) will automatically vest upon the occurrence of a change in control. If the restricted stock is performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

If a participant's employment is terminated within 24 months following a change in control or within three months of a potential change in control, either by the participant for good reason (as defined in the Change in Control Benefits Plan) or by HealthSouth without cause, then the participant shall receive a lump sum severance payment. Voluntary retirement is not a payment triggering event. For Tier 1 and 2 participants, the lump sum severance is 2.99 times and two times, respectively, the highest base salary in the prior three years plus an average of actual annual incentives for the prior three years for the participant. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for Tier 1 participants and 24 months for Tier 2 participants.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the tax deductibility of compensation paid to certain highly compensated executive officers in excess of $1 million in the year the compensation otherwise would be deductible by the company. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. The Committee considers the impact of this rule when developing and implementing our executive compensation program in light of the overall compensation philosophy and objectives. The Committee seeks to balance the tax, accounting, EPS, and dilutive impact of executive compensation practices with the need to attract, retain, and motivate highly qualified executives. Although the Committee does design certain components of its executive compensation program to seek full deductibility, the Committee believes the interests of stockholders are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even though such programs may result in certain nondeductible compensation expenses. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Code. Amounts paid under any of our compensation programs, including salaries, bonuses, and grants of options, restricted stock, and other equity-based compensation, may not qualify as performance-based compensation that is excluded from the limitation on deductibility. For example, a portion of our 2012 grants of time-based restricted stock will likely not be deductible as they vest as a result of the $1 million deduction limit. In recent years, the accounting and tax treatment of compensation generally has not been a material factor in determining the amount or type of compensation for our named executive officers. In particular, the tax effects considered by the Committee in recent years have included our minimal cash tax payments as a result of applying our substantial net operating loss carryforwards.

Summary Compensation Table

The table below shows the compensation of our 2012 named executive officers for services in all capacities in 2012, 2011, and 2010, except as otherwise indicated. For a discussion of the various elements of compensation and the related compensation decisions and policies, including the amount of salary and bonus in proportion to total compensation and the material terms of awards reported below, see "Compensation Discussion and Analysis" beginning on page 28. There are no additional material terms, if any, of each NEO's employment arrangement, except as discussed under "Severance Arrangements" and "Letter of Understanding with Jay Grinney" beginning on pages 45 and 51, respectively.

PROXY

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Jay Grinney	2012	1,000,000	3,686,249	1,579,522	1,297,200	104,961	7,667,932
President and	2011	1,000,000	3,493,416	1,459,500	1,588,000	148,119	7,689,035
Chief Executive Officer	2010	1,000,000	2,805,373	1,280,396	1,436,800	112,486	6,635,055
Douglas E. Coltharp[5]	2012	525,000	1,136,833	250,023	407,988	21,221	2,341,065
Executive Vice President and	2011	525,000	639,706	264,842	503,370	8,250	1,941,168
Chief Financial Officer	2010	345,205	100,000	-	304,081	8,293	757,579
Mark J. Tarr	2012	588,220	1,689,583	250,023	473,472	32,722	3,034,020
Executive Vice President	2011	520,968	639,706	264,842	504,334	30,168	1,960,018
and Chief Operating Officer	2010	479,318	623,434	284,547	411,485	7,186	1,805,970
John P. Whittington	2012	527,000	694,633	250,023	412,704	30,969	1,915,329
Executive Vice President,	2011	527,000	639,706	264,842	505,288	37,149	1,973,985
General Counsel and Corporate Secretary	2010	527,000	503,201	229,671	455,581	21,884	1,737,337
Cheryl B. Levy[6]	2012	339,167	424,348	-	214,901	13,461	991,877
Chief Human Resources	2011	-	-	-	-	-	-
Officer	2010	-	-	-	-	-	-

(1) All stock awards for 2010 and 2011, except for Mr. Coltharp's $100,000 award in connection with his hiring in 2010 that is subject to time vesting only, were performance share units, or PSUs, and the corresponding values listed in this column are the grant date fair values computed in accordance with Accounting Standards Codification Topic 718, assuming the most probable outcome of the performance conditions as of the grant dates. The award amounts for 2012 include, along with PSUs, time-based restricted stock grants as part of the 2012 long-term incentive plan grants and, for those NEOs other than Mr. Grinney, a special equity grant made in May 2012 and described further under "Special Equity Grant" on page 43. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the applicable vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 14, *Share-Based Payments*, to the consolidated financial statements in our 2012 Form 10-K.

Values reported for PSU awards reflect the value at target performance. The value of these awards at the varying performance levels for our current NEOs is set forth in the table below.

Name	Year	Threshold Performance Value ($)	Target Performance Value ($)	Maximum Performance Value ($)
Jay Grinney	2012	1,316,516	2,633,032	5,266,064
	2011	1,746,708	3,493,416	6,986,832
	2010	1,402,687	2,805,373	5,610,749
Douglas E. Coltharp	2012	208,604	417,208	834,417
	2011	319,853	639,706	1,279,412
	2010	-	-	-
Mark J. Tarr	2012	208,604	417,208	834,417
	2011	319,853	639,706	1,279,412
	2010	311,718	623,434	1,246,871
John P. Whittington	2012	208,604	417,208	834,417
	2011	319,853	639,706	1,279,412
	2010	251,601	503,201	1,006,405
Cheryl B. Levy	2012	78,444	156,888	313,777
	2011	-	-	-
	2010	-	-	-

(2) The values of option awards listed in this column are the grant date fair values computed in accordance with ASC 718 as of the grant date. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the three-year vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 14, *Share-Based Payments*, to the consolidated financial statements in our 2012 Form 10-K.

(3) For 2012, the amounts shown in this column comprise bonuses paid in 2013 under our 2012 Senior Management Bonus Plan.

(4) For Mr. Grinney, the amount shown in this column for 2012 includes (a) Company paid premiums for long-term disability insurance ($27,321) and (b) Company paid nonqualified 401(k) match ($77,640). For Mr. Coltharp, the amount shown in this column for 2012

includes (a) Company paid qualified 401(k) match ($8,500) and (b) Company paid nonqualified 401(k) match ($12,721). For Mr. Tarr, the amount shown in this column for 2012 includes Company paid nonqualified 401(k) match ($32,722). For Mr. Whittington, the amount shown in this column for 2012 includes (a) Company paid qualified 401(k) match ($8,500) and (b) Company paid nonqualified 401(k) match ($22,469). For Ms. Levy, the amount shown in this column for 2012 includes (a) Company paid qualified 401(k) match ($8,387) and (b) Company paid nonqualified 401(k) match ($5,074).

For SEC purposes, the cost of personal use of the Company aircraft is calculated based on the incremental cost to us. To determine the incremental cost, we calculate the variable costs based on usage which include fuel costs on a per mile basis, plus any direct trip expenses such as on-board catering, landing/ramp fees, crew hotel and meal expenses, and other miscellaneous variable costs. Since Company-owned aircraft are used exclusively for business travel, the calculation method excludes the costs which do not change based on incremental non-business usage, such as pilots' salaries, aircraft leasing expenses and the cost of maintenance not related specifically to trips.

Occasionally, our executives are accompanied by guests on the corporate aircraft for personal reasons when there is available space on a flight being made for business reasons. There is no incremental cost associated with that use of the aircraft, except for a pro rata portion of catering expenses and our portion of employment taxes attributable to the income imputed to that executive for tax purposes, of which there were none in 2012.

(5) Mr. Coltharp assumed his position effective May 6, 2010.

(6) Ms. Levy has served as the principal human resources officer since March 15, 2007. She became a named executive officer for the first time in 2012.

Grants of Plan-Based Awards During 2012

Name	Grant Date	Date of Board Approval of Grant	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Unit[6] (#)	All Other Option Awards: Number of Securities Underlying Options[7] (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold[3] ($)	Target[4] ($)	Maximum[5] ($)	Threshold (#)	Target (#)	Maximum (#)				
Jay Grinney												
Annual Incentive			400,000	1,000,000	1,800,000	-	-	-	-	-	-	-
RSA	2/24/2012	2/23/2012	-	-	-	-	-	-	50,201	-	-	1,053,217
PSU	2/24/2012	2/23/2012	-	-	-	62,751	125,502	251,004	-	-	-	2,633,032
Stock options	2/27/2012	2/23/2012	-	-	-	-	-	-	-	165,089	21.02	1,579,522
Douglas E. Coltharp												
Annual Incentive			126,000	315,000	567,000	-	-	-	-	-	-	-
RSA	2/24/2012	2/23/2012	-	-	-	-	-	-	7,954	-	-	166,875
RSA	5/3/2012	5/3/2012	-	-	-	-	-	-	25,000	-	-	552,750
PSU	2/24/2012	2/23/2012	-	-	-	9,943	19,886	39,772	-	-	-	417,208
Stock options	2/27/2012	2/23/2012	-	-	-	-	-	-	-	26,132	21.02	250,023
Mark J. Tarr												
Annual Incentive			144,000	360,000	648,000	-	-	-	-	-	-	-
RSA	2/24/2012	2/23/2012	-	-	-	-	-	-	7,954	-	-	166,875
RSA	5/3/2012	5/3/2012	-	-	-	-	-	-	50,000	-	-	1,105,500
PSU	2/24/2012	2/23/2012	-	-	-	9,943	19,886	39,772	-	-	-	417,208
Stock options	2/27/2012	2/23/2012	-	-	-	-	-	-	-	26,132	21.02	250,023
John P. Whittington												
Annual Incentive			126,480	316,200	569,160	-	-	-	-	-	-	-
RSA	2/24/2012	2/23/2012	-	-	-	-	-	-	7,954	-	-	166,875
RSA	5/3/2012	5/3/2012	-	-	-	-	-	-	5,000	-	-	110,550
PSU	2/24/2012	2/23/2012	-	-	-	9,943	19,886	39,772	-	-	-	417,208
Stock options	2/27/2012	2/23/2012	-	-	-	-	-	-	-	26,132	21.02	250,023
Cheryl B. Levy												
Annual Incentive			60,375	172,500	293,250	-	-	-	-	-	-	-
RSA	2/24/2012	2/23/2012	-	-	-	-	-	-	7,479	-	-	156,909
RSA	5/3/2012	5/3/2012	-	-	-	-	-	-	5,000	-	-	110,550
PSU	2/24/2012	2/23/2012	-	-	-	3,739	7,478	14,956	-	-	-	156,888

Footnotes found on next page.

(1) The possible payments described in the three columns above are cash amounts provided for by our 2012 Senior Management Bonus Plan as discussed under "Annual Incentives" beginning on page 36. Final payments under the 2012 program were calculated and paid in February 2013 and are reflected in the Summary Compensation Table on page 47 under the heading "Non-Equity Incentive Plan Compensation."

(2) Awards which are designated as PSU above are performance share units granted under our 2008 Equity Incentive Plan that is described on page 58. As described in "Performance Share Unit Awards in 2012" beginning on page 40, these awards vest and shares are earned based upon the level of attainment of performance objectives for the two-year period from January 1, 2012 through December 31, 2013 and a one-year time-vesting requirement ending December 31, 2014. Each of the threshold, target and maximum share numbers reported in the three columns assume the performance objective (normalized earnings per share) is achieved at that respective level. Upon a change in control, the Committee will determine the extent to which the performance goals for PSUs have been met and what awards have been earned. The restricted stock earned at the end of the PSU's performance period is entitled to ordinary dividends, if any are declared and paid. The Compensation Committee will determine whether the restricted stock will be entitled to any extraordinary dividends, if any are declared and paid.

(3) The threshold amounts in this column assume: (i) the Company reached only threshold achievement on each of the quantitative objectives and (ii) none of the individual objectives were achieved, resulting in payment of the minimum quantitative portion of the bonus. Thus, we would apply the NEO's corporate quantitative objectives percentage (which, for Mr. Grinney as an example, would be 80%) to the target bonus dollar amount. Then, following the procedures discussed under "Assessing and Rewarding 2012 Achievement of Objectives" beginning on page 39, we would multiply this amount by 50% (the threshold payout multiple) to arrive at the amount payable for threshold achievement of the quantitative objectives. No amount would be payable from the amount allocated to achievement of individual objectives.

(4) The target payment amounts in this column assume: (i) the Company achieved exactly 100% of each of the quantitative objectives and (ii) all of the individual objectives were achieved. The target amount payable for each NEO is his or her base salary multiplied by this target cash incentive percentage. See table under "Establishing the Target Cash Incentive Opportunity" on page 38.

(5) The maximum payment amounts in this column assume: (i) the Company achieved at or above the maximum achievement level of each of the quantitative objectives and (ii) all of the individual objectives were achieved. Thus, we would apply the NEO's corporate quantitative objectives percentage (which, for Mr. Grinney as an example, would be 80%) to the target bonus dollar amount. Then, following the procedures discussed under "Assessing and Rewarding 2012 Achievement of Objectives" beginning on page 39, we would multiply this amount by 200% (the maximum payout multiple) to arrive at the amount payable for maximum achievement of the quantitative objectives. Then, we would add 100% of the amount allocated to achievement of individual objectives to arrive at the final bonus payout.

(6) Awards which are designated as RSA in the first column of this table are time-vesting restricted stock awards granted under our 2008 Equity Incentive Plan that is described on page 58. For these awards, the number of shares of restricted stock set forth will vest on a pro rata basis over a three-year term, provided that the officer is still employed with the Company; a change in control of the Company will also cause these awards to immediately vest in full. This restricted stock is entitled to ordinary dividends, if any are declared and paid. The Compensation Committee will determine whether the restricted stock will be entitled to any extraordinary dividends, if any are declared and paid.

(7) All stock option grants in 2012 were made under our 2008 Equity Incentive Plan that is described on page 58. These option awards will vest, subject to the officer's continued employment with the Company, in three equal annual installments beginning on the first anniversary of grant; a change in control of the Company will also cause these options to immediately vest in full.

Letter of Understanding with Jay Grinney

Other than the compensation plans and programs described under "Compensation Discussion and Analysis," the Company has only one agreement or arrangement in effect with its officers. On December 2, 2010, we entered into a letter of understanding with Mr. Grinney governing the terms of his employment as president and chief executive officer to replace the agreement that would have expired December 31, 2010. This new agreement expires December 2, 2013 and has terms substantially similar to the prior agreement. Pursuant to his agreement, Mr. Grinney will receive an annual base salary of $1,000,000, subject to annual adjustments as determined by the Committee, and an annual bonus based on both the performance of the Company and his personal performance. He also will be entitled to participate in the ongoing and other long-term awards and programs and participate in and receive benefits under certain insurance, benefit and other plans as may be in effect from time to time on such terms as are offered to our senior executive officers. Such plans include, but are not limited to, paid time off, medical, life insurance, 401(k), disability insurance, and incentive and equity compensation plans. Additionally, this new agreement provides, as did his original agreement, that Mr. Grinney's direct compensation will be targeted at the 65th percentile of the competitive peer group selected by our board of directors.

The letter of understanding also provides that Mr. Grinney's rights upon termination of his employment during the term of the letter of understanding will be governed by the terms of the letter of understanding and the Executive Severance Plan and the Change in Control Benefits Plan, which are described beginning on page 45. Notwithstanding any amendments to the Executive Severance Plan and the Change in Control Benefits Plan, if Mr. Grinney's employment terminates during the term of the letter of understanding, he will be entitled to the payments and benefits provided under the Executive Severance Plan or Change in Control Benefits Plan, as applicable. Upon termination, his outstanding equity awards will be treated in substantially the manner described under "Executive Severance Plan" beginning on page 45. Mr. Grinney's entitlement to payments and benefits under the Executive Severance Plan and Change in Control Benefits Plan is contingent upon his compliance with the post-termination restrictive covenants described below. The letter of understanding also contains (1) noncompetition provisions which are effective throughout the term of Mr. Grinney's employment and for a period of 24 months thereafter unless termination is without cause or as a result of disability or he resigns for good reason or due to a change in control, in which case such provisions shall remain in effect for a period of 12 months, (2) non-interference and nonsolicitation provisions which are effective throughout the term of Mr. Grinney's employment and for a period of 36 months thereafter, and (3) a confidentiality provision with no expiration.

For purposes of Mr. Grinney's letter of understanding, "cause," "good reason" and "change in control" have the meanings as defined in the Executive Severance Plan and the Change in Control Benefits Plan and set forth beginning on page 45.

Potential Payments upon Termination of Employment

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and arrangements to which the named executive officers currently employed with us would be entitled upon termination of employment by us for "cause" or without "cause" or by the executive for "good reason" or "retirement," as those terms are defined below. As previously discussed, our Change in Control Benefits Plan does not provide benefits unless there is an associated termination of employment. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon termination of employment. In the event an NEO breaches or violates the restrictive covenants contained in the awards under our 2008 Equity Incentive Plan or his or her employment agreement, if any, certain of the amounts described below may be subject to forfeiture and/or repayment.

For additional discussion of the material terms and conditions, including payment triggers, see "Severance Arrangements" on page 45 and "Letter of Understanding with Jay Grinney" on page 51. An executive cannot receive termination benefits under more than one of the plans or arrangements identified below. Retirement benefits are governed by the terms of the awards under our 2008 Equity Incentive Plan. Assume triggering events set forth below occur on December 31, 2012. The closing price of our common stock on that day was $21.11.

Name	Lump Sum Payments ($)[1]	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)[2]	Total Termination Benefits ($)
Jay Grinney				
Executive Severance Plan/Letter of Understanding				
Without Cause/For Good Reason	3,000,000	21,141	5,224,073	8,245,214
Disability	-	-	8,341,113	8,341,113
Death	-	-	8,341,113	8,341,113
For Cause	-	-	-	-
Change in Control Benefits Plan	7,034,099	21,141	8,546,448	15,601,688
Retirement	N/A	N/A	N/A	N/A
Douglas E. Coltharp				
Executive Severance Plan				
Without Cause/For Good Reason	1,050,000	23,485	601,480	1,674,965
Disability	-	-	1,572,803	1,572,803
Death	-	-	1,572,803	1,572,803
For Cause	-	-	-	-
Change in Control Benefits Plan	2,776,889	35,228	1,575,155	4,387,272
Retirement	N/A	N/A	N/A	N/A
Mark J. Tarr				
Executive Severance Plan				
Without Cause/For Good Reason	1,200,000	9,182	1,230,638	2,439,820
Disability	-	-	2,582,304	2,582,304
Death	-	-	2,582,304	2,582,304
For Cause	-	-	-	-
Change in Control Benefits Plan	2,392,246	13,773	2,626,985	5,033,004
Retirement	N/A	N/A	N/A	N/A
John P. Whittington				
Executive Severance Plan				
Without Cause/For Good Reason	1,054,000	14,094	929,151	1,997,245
Disability	-	-	1,532,778	1,532,778
Death	-	-	1,532,778	1,532,778
For Cause	-	-	-	-
Change in Control Benefits Plan	2,435,425	21,141	1,569,298	4,025,864
Retirement	-	-	905,719	905,719
Cheryl B. Levy				
Executive Severance Plan				
Without Cause/For Good Reason	345,000	6,916	492,765	844,681
Disability	-	-	874,208	874,208
Death	-	-	874,208	874,208
For Cause	-	-	-	-
Change in Control Benefits Plan	1,151,242	13,832	874,208	2,039,282
Retirement	N/A	N/A	N/A	N/A

(1) The Company automatically reduces payments under the Change in Control Benefits Plan to the extent necessary to prevent such payments being subject to "golden parachute" excise tax under Section 280G and Section 4999 of the Internal Revenue Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made ("best payment method"). The lump sum payments shown reflect the application of this best payment method.

(2) The value of the accelerated vesting of equity awards listed in this column has been determined based on the $21.11 closing price of our common stock on December 31, 2012.

The amounts shown in the preceding table do not include payments and benefits to the extent they are provided on a nondiscriminatory basis to salaried employees generally upon termination of employment. The "Lump Sum Payments" column in the above table includes the estimated payments provided for under the Executive Severance Plan and the Change in Control Benefits Plan, which are described under "Severance Arrangements" beginning on page 45. As explained in "Letter of Understanding with Jay Grinney" on page 51, Mr. Grinney's letter of understanding provides that his rights upon termination of his employment during the term of the letter of understanding will be governed by the terms of the Executive Severance Plan and Change in Control Benefits Plan as well. Mr. Grinney's arrangement contains certain restrictive provisions regarding noncompetition (12- or 24-months depending on the circumstances of the severance), non-interference (36 months), nonsolicitation (36 months), and confidentiality (indefinite) that survive termination. Additionally, the Executive Severance Plan and awards under the 2008 Equity Incentive Plan beginning in 2012 provide that as a condition to receipt of any payment or benefits all participants must enter into a nonsolicitation, noncompete, nondisclosure, nondisparagement and release agreement.

PROXY

Mr. Whittington is the only named executive officer who qualifies for retirement as defined below. However, the potential payments upon retirement for the other NEOs, had they been retirement eligible on December 31, 2012, are outlined in the table below:

Named Executive Officer	Accelerated Vesting of Equity Awards Due to Retirement (Assuming Retirement Eligible) ($)
Jay Grinney	5,040,051
Douglas E. Coltharp	600,827
Mark J. Tarr	1,190,008
Cheryl B. Levy	492,765

Definitions

"*Cause*" means, in general terms:

(i) evidence of fraud or similar offenses affecting the Company;

(ii) indictment for, conviction of, or plea of guilty or no contest to, any felony;

(iii) suspension or debarment from participation in any federal or state health care program;

(iv) an admission of liability, or finding, of a violation of any securities laws, excluding any that are noncriminal;

(v) a formal indication that the person is a target or the subject of any investigation or proceeding for a violation of any securities laws in connection with his employment by the Company, excluding any that are noncriminal; and

(vi) breach of any material provision of any employment agreement or other duties.

"*Change in Control*" means, in general terms:

(i) the acquisition of 25% or more of either the then-outstanding shares of common stock or the combined voting power of the Company's then-outstanding voting securities; or

(ii) the individuals who currently constitute the board of directors, or the "Incumbent Board," cease for any reason to constitute at least a majority of the board (any person becoming a director in the future whose election, or nomination for election, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such person were a member of the Incumbent Board); or

(iii) a consummation of a reorganization, merger, consolidation or share exchange, where persons who were the stockholders of the Company immediately prior to such reorganization, merger, consolidation or share exchange do not own at least 50% of the combined voting power; or

(iv) a liquidation or dissolution of the Company or the sale of all or substantially all of its assets.

"*Good Reason*" means, in general terms:

(i) an assignment of a position that is of a lesser rank and that results in a material adverse change in reporting position, duties or responsibilities or title or elected or appointed offices as in effect immediately prior to the change, or in the case of a Change in Control ceasing to be an executive officer of a company with registered securities;

(ii) a material reduction in such Participant's total direct compensation from that in effect immediately prior to the Change in Control; or

(iii) any change in benefit level under the applicable benefit if such change in status occurs during the period beginning 6 months prior to a Change in Control and ending 24 months after a Change in Control; or

(iv) any change of more than 50 miles in the location of the principal place of employment.

"*Retirement*" means the voluntary termination of employment after attaining (a) age 65 or (b) in the event that person has been employed for 10 or more years on the date of termination, age 60.

Outstanding Equity Awards at December 31, 2012

	Option Awards[1]					Stock Awards			
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date[2]	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Name	Exercisable	Unexercisable							
Jay Grinney									
	200,000	–	–	26.05	5/8/2014	110,073	2,323,641	109,351	2,308,400
	130,000	–	–	26.85	3/23/2015	50,201	1,059,743	251,004	5,298,694
	150,000	–	–	26.55	2/23/2016	–	–	–	–
	130,000	–	–	23.19	3/2/2017	–	–	–	–
	170,540	–	–	16.27	2/28/2018	–	–	–	–
	184,490	–	–	7.85	2/27/2019	–	–	–	–
	58,810	–	–	14.95	9/2/2019	–	–	–	–
	99,988	49,994	–	17.30	2/26/2020	–	–	–	–
	43,170	86,340	–	24.21	2/28/2021	–	–	–	–
	–	165,089	–	21.02	2/27/2022	–	–	–	–
Douglas E. Coltharp									
	7,834	15,667	–	24.21	2/28/2021	1,641	34,642	20,025	422,728
	–	26,132	–	21.02	2/27/2022	7,954	167,909	39,772	839,587
	–	–	–	–	–	25,000	527,750	–	–
Mark J. Tarr									
	11,000	–	–	22.00	3/5/2014	24,462	516,393	20,025	422,728
	11,000	–	–	26.85	3/23/2015	7,954	167,909	39,772	839,587
	7,029	–	–	19.35	11/17/2015	50,000	1,055,500	–	–
	12,000	–	–	26.55	2/23/2016	–	–	–	–
	20,000	–	–	23.19	3/2/2017	–	–	–	–
	45,250	–	–	16.27	2/28/2018	–	–	–	–
	33,100	–	–	7.85	2/27/2019	–	–	–	–
	10,550	–	–	14.95	9/2/2019	–	–	–	–
	22,221	11,110	–	17.30	2/26/2020	–	–	–	–
	7,834	15,667	–	24.21	2/28/2021	–	–	–	–
	–	26,132	–	21.02	2/27/2022	–	–	–	–
John P. Whittington									
	4,333	–	–	25.10	10/19/2016	19,745	416,817	20,025	422,728
	20,000	–	–	23.19	3/2/2017	7,954	167,909	39,772	839,587
	45,250	–	–	16.27	2/28/2018	5,000	105,550	–	–
	33,100	–	–	7.85	2/27/2019	–	–	–	–
	10,550	–	–	14.95	9/2/2019	–	–	–	–
	17,935	8,968	–	17.30	2/26/2020	–	–	–	–
	7,834	15,667	–	24.21	2/28/2021	–	–	–	–
	–	26,132	–	21.02	2/27/2022	–	–	–	–
Cheryl B. Levy									
	11,000	–	–	24.06	3/15/2017	10,491	221,465	10,965	231,471
	–	–	–	–	–	7,479	157,882	14,956	315,721
	–	–	–	–	–	5,000	105,550	–	–

Footnotes found on the next page.

(1) All options shown above, other than options with expiration dates of November 17, 2015 or expiration dates prior to 2014, vest in three equal annual installments beginning on the first anniversary of the grant date. Options with expiration dates of November 17, 2015 were granted under the Company's now-expired Key Executive Incentive Program and vested according to the following schedule: 25% on January 1, 2007, 25% on January 1, 2008, and the remaining 50% on January 1, 2009. Options with expiration dates prior to 2014 vested in four equal annual installments beginning on the first anniversary of the grant date. All per share amounts have been adjusted for the five-for-one reverse stock split that became effective on October 25, 2006.

(2) The expiration date of each option occurs 10 years after the grant date of each option.

(3) The first amount shown in this column are restricted stock awards resulting from the attainment of the related PSU awards' performance objectives during the 2010-2011 performance period, except Mr. Coltharp's share amount representing a one-time award issued in connection with his hiring of time-based restricted stock that vests in three equal annual installments beginning on the first anniversary of the grant date. Mr. Coltharp did not receive PSU awards in 2010, the year of his arrival. The second and third amounts in this column, if applicable, represent the time-based restricted stock granted in 2012 that vests in three equal installments beginning on the first anniversary of the grant date.

(4) The market value reported was calculated by multiplying the closing price of our common stock on December 31, 2012, $21.11, by the number of shares set forth in the preceding column.

(5) The PSU awards shown in this column are contingent upon the level of attainment of performance goals for the two-year period from January 1 of the year in which the grant is made. The determination of whether and to what extent the PSU awards are achieved will be made following the close of the two-year period. The first amount for each officer in this column represents the actual number of shares earned over the 2011-2012 performance period as officially determined by the board of directors in February 2013, which shares shall be restricted until January 2, 2014. The second amount for each officer in this column represents the number of shares to be earned assuming achievement of maximum performance during the 2012-2013 performance period on the normalized earnings per share objective. The actual number of restricted shares earned at the end of the 2012-2013 performance period may differ.

(6) The market value reported was calculated by multiplying the closing price of our common stock on December 31, 2012, $21.11, by the number of shares set forth in the preceding column.

Options Exercised and Stock Vested in 2012

The following table sets forth, as of December 31, 2012, information concerning the exercise of options and the vesting of shares for our named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Jay Grinney	*	*	465,955	**8,256,723**
Douglas E. Coltharp	*	*	1,641	**36,036**
Mark J. Tarr	8,000	50,029	83,815	**1,485,202**
John P. Whittington	*	*	83,815	**1,485,202**
Cheryl B. Levy	*	*	44,516	**788,824**

* Did not exercise any stock options in 2012.

Equity Compensation Plans

The following table sets forth, as of December 31, 2012, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

	Securities to be Issued Upon Exercise	Weighted Average Exercise Price[1]	Securities Available for Future Issuance
Plans Approved by Stockholders	4,352,264[2]	$20.23	7,215,431[3]
Plans Not Approved by Stockholders	1,117,785[4]	22.48	--
Total	5,470,049	21.12	7,215,431

(1) This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

(2) This amount assumes maximum performance by performance-based awards for which the performance has not yet been determined.

(3) This amount represents the number of shares available for future equity grants under the Amended and Restated 2008 Equity Incentive Plan approved by our stockholders in May 2011.

(4) This amount includes (a) 600, 1,010,523, and 7,029 shares issuable upon exercise of stock options outstanding under the 2002 Nonexecutive Stock Option Plan, the 2005 Equity Incentive Plan, and the Key Executive Incentive Program, respectively, and (b) 99,633 restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan.

Key Executive Incentive Program

On November 17, 2005, our board of directors adopted the Key Executive Incentive Program, which was a response to unusual employee retention needs we were experiencing at that particular time and served as a means of ensuring management continuity during the Company's strategic repositioning expected to continue through 2008. The associated equity awards, which were made on November 17, 2005, were one-time special equity grants designed to keep key members of our management team intact and to be an effective deterrent to officers leaving the Company during our transition phase. Some option awards remain outstanding and are fully vested. The options vested 25% in January 2007, 25% in January 2008, and the remaining 50% in January 2009. The outstanding options have an exercise price not less than the fair market value of such shares of common stock on the date of grant and an expiration date that is ten years after the grant date. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2002 Nonexecutive Stock Option Plan

The 2002 Nonexecutive Stock Option Plan, or the "2002 Plan," provided for the grant of nonqualified options to purchase shares of our common stock to our employees who were not directors or executive officers. The 2002 Plan expired in January 2012. The awards outstanding at the time of its termination will continue in effect in accordance with their terms. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, generally were at the discretion of the Compensation Committee of our board of directors. However, no options are exercisable beyond ten years from the date of grant, and granted options generally vest in periods of up to five years depending on the type of award granted. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan, or the "2004 Plan," provided for the grant of common stock, awards of restricted common stock, and the right to receive awards of common stock, which we refer to as "restricted stock units," to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2004 Plan at the time of its termination will continue in effect in accordance with their terms. Awards of restricted stock units were fully vested when awarded and will be settled in shares of common stock on the earlier of the six-month anniversary of the date on which the director ceases to serve on the board of directors or certain change in control events. The restricted stock units generally cannot be transferred. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan, or the "2005 Plan," provided for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, and other stock-based awards to our directors, executives, and other key employees as determined by our board of directors or the Compensation Committee in accordance with the terms of the 2005 Plan and evidenced by an award agreement with each participant. The 2005 Plan expired in November 2008 and was replaced by the 2008 Equity Incentive Plan. Some option awards remain outstanding and are fully vested. Awards granted under the 2005 Plan at the time of its termination will continue in effect in accordance with their terms. The outstanding options have an exercise price not less than the fair market value of such shares of common stock on the date of grant and an expiration date that is ten years after the grant date. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2008 Equity Incentive Plan

Originally approved in May 2008 by our stockholders, the 2008 Equity Incentive Plan, or the "2008 Plan," provided for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, other stock-based awards and cash-settled awards, including our senior management bonus plan awards, to our directors, executives and other key employees as determined by our board of directors or its Compensation Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant. In May 2011, our stockholders approved the amendment and restatement of the 2008 Plan.

The 2008 Plan now has an expiration date of December 31, 2020. Any awards outstanding under the 2008 Plan at the time of its termination will remain in effect in accordance with their terms. The aggregate number of shares of common stock available for issuance in connection with new awards under the 2008 Plan shown above is subject to equitable adjustment upon a change in capitalization of the Company or the occurrence of certain transactions affecting the common stock reserved for issuance under the plan. Any awards under the 2008 Plan must have a purchase price or an exercise price not less than the fair market value of such shares of common stock on the date of grant. Notwithstanding the foregoing, no option may be exercised and no shares of stock may be issuable pursuant to other awards under the 2008 Plan until we comply with our reporting and registration obligations under the federal securities laws, unless an exemption from registration is available with respect to such shares.

Deferred Compensation

Retirement Investment Plan

Effective January 1, 1990, we adopted the HealthSouth Retirement Investment Plan, or the "401(k) Plan," a retirement plan intended to qualify under Section 401(k) of the Internal Revenue Code. The 401(k) Plan is open to all of our full-time and part-time employees who are at least 21 years of age. Eligible employees may elect to participate in the 401(k) Plan as of the first day of employment.

Under the 401(k) Plan, participants may elect to defer up to 100% of their annual compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites), subject to nondiscrimination rules under the Code. The deferred amounts may be invested among various investment vehicles, which do not include our common stock, managed by unrelated third parties. We will match a minimum of 50% of the amount deferred by each participant, up to 6% of such participant's total compensation (subject to nondiscrimination rules under the Code), with the matched amount also directed by the participant. Participants are fully vested in their compensation deferrals. Matching contributions become fully vested after the completion of three years of service.

Generally, amounts contributed to the 401(k) Plan will be paid on a termination of employment, although in-service withdrawals may be made upon the occurrence of a hardship or the attainment of age 59.5. Distributions will be made in the form of a lump sum cash payment unless the participant is eligible for and elects a direct rollover to an eligible retirement plan.

Nonqualified Deferred Compensation Plan

We adopted a nonqualified deferred compensation plan, the HealthSouth Corporation Nonqualified 401(k) Plan, or the "NQ Plan," in 2008 in order to allow deferrals above what is limited by the IRS. All of our named executive officers are eligible to participate in the NQ Plan, the provisions of which follow the 401(k) Plan.

Our NEOs and other eligible employees may elect to defer from 1% to 100% of compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) to the NQ Plan. We will make an employer matching contribution to the NQ Plan equal to 50% of the participant's deferral contributions, up to a maximum match of 3% of the participant's total compensation, less any employer matching contributions made on the participant's behalf to the 401(k) Plan. In addition, we may elect to make a discretionary contribution to the NQ Plan with respect to any participant. We did not elect to make any discretionary contributions to the NQ Plan for 2012. All deferral contributions made to the NQ Plan are fully vested when made and are credited to a separate bookkeeping account on behalf of each participant. Employer matching contributions vest once the participant has completed three years of service.

Deferral contributions will generally be distributed, as directed by the participant, upon either a termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed upon termination of service. Distributions may also be elected by a participant in the event of an unforeseen emergency in which case participation in the NQ Plan will be suspended. Distributions will be made in cash in the form of a lump sum payment or annual installments over a two to fifteen year period, as elected by the participant. Any amounts that are payable from the NQ Plan upon a termination of employment are subject to the six month delay applicable to specified employees under section 409A of the Code.

Participants may request, on a daily basis, to have amounts credited to their NQ Plan accounts track the rate of return based on one or more benchmark mutual funds, which are substantially the same funds as those offered under our 401(k) Plan.

The following table sets forth information as of December 31, 2012 with respect to the NQ Plan.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[4]
Jay Grinney	155,280	77,640	73,139 [5]	–	909,921
Douglas E. Coltharp	50,481	12,721	3,263 [6]	–	66,465
Mark J. Tarr	109,074	32,722	9,269 [7]	–	213,183
John P. Whittington	133,329	22,469	110,520 [8]	–	1,128,988
Cheryl B. Levy	10,148	5,074	4,527 [9]	–	56,566

(1) All amounts in this column are included in the 2012 amounts represented as "Salary" and "Non-Equity Incentive Plan Compensation," except $95,280 for Mr. Grinney, $50,433 for Mr. Tarr, and $85,898 for Mr. Whittington included in the 2011 amounts under "Non-Equity Incentive Plan Compensation," in the Summary Compensation Table on page 47.

(2) All amounts in this column are included in the 2012 amounts represented as "All Other Compensation" in the Summary Compensation Table on page 47.

(3) No amounts in this column are included, or are required to be included, in the Summary Compensation Table on page 47.

(4) Other than the amounts reported in this table for 2012, the balances in this column were previously reported as "Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" in our Summary Compensation Tables in previous years, except for the following amounts which represent the aggregate earnings, all of which are non-preferential and not required to be reported in the Summary Compensation Table: $116,589 for Mr. Grinney, $3,263 for Mr. Coltharp, $251,821 for Mr. Whittington, $6,222 for Mr. Tarr, and $7,644 for Ms. Levy.

(5) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under the 401(k) Plan): PIMCO Total Return D, Vanguard Total Bond Market Index, and PIMCO Real Return D.

(6) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under the 401(k) Plan): PIMCO Total Return D, Schwab S&P 500 Index, Europacific Growth 4, PIMCO Real Return D, Stratton Small Cap Value, Vanguard Mid Cap Index I, Columbia Contrarian Core Z, Vanguard Total Bond Market Index, and Fidelity Small Cap Discovery.

(7) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under the 401(k) Plan): American Funds Growth Fund of America R4 and Mainstay Large Cap Growth R1.

(8) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under the 401(k) Plan): Columbia Acorn Z, Europacific Growth R4, Stratton Small Cap Value, PIMCO Real Return D, PIMCO Total Return D, Schwab S&P 500 Index, Eaton Vance Large Cap Value A, Vanguard Equity-Income Investment, and Fidelity Small Cap Discovery.

(9) Represents earnings and (losses) from amounts invested in the following mutual funds (all of which are provided under the 401(k) Plan): PIMCO Total Return D, Schwab S&P 500 Index, Europacific Growth 4, PIMCO Real Return D, Davis NY Venture A, Oakmark Equity & Income I, Eaton Vance Large Cap Val A, Schwab Value Advantage Money Inv, Columbia Contrarian Core Z, Vanguard Equity-Income Inv, American Funds Growth Fund of America R4, Mainstay Large Cap Growth R1, and Vanguard Total Bond Market Index.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

For purposes of this section, an executive officer or a member of the board of directors or any family member of an executive officer or board member is referred to as a "related party." The board of directors considers, in consultation with the Nominating/Corporate Governance Committee, whether a transaction between a related party and the Company presents any inappropriate conflicts of interest or impairs the "independence" of any director, or both. Additionally, the following are prohibited unless expressly approved in advance by the disinterested members of the board of directors:

- transactions between the Company and any related party in which the related party has a material direct or indirect interest;
- employment by the Company of any sibling, spouse or child of an executive officer or a member of the board of directors, other than as expressly allowed under our employment policies; and
- any direct or indirect investment or other economic participation by a related party in any entity not publicly traded in which the Company has any direct or indirect investment or other economic interest.

Each independent director is required to promptly notify the chairman of the board of directors if any actual or potential conflict of interest arises between such member and the Company which may impair such member's independence. If a conflict exists and cannot be resolved, such member is required to submit to the board of directors written notification of such conflict of interest and an offer of resignation from the board of directors and each of the committees on which such member serves. The board of directors need not accept such offer of resignation; however, the submission of such offer of resignation provides the opportunity for the board of directors to review the appropriateness of the continuation of such individual's membership on the board of directors.

Members of the board of directors must recuse themselves from any discussion or decision that affects their personal, business, or professional interest. The non-interested members of the board of directors will consider and resolve any issues involving conflicts of interest of members of the board of directors.

Transactions with Related Persons

Our policies regarding transactions with related persons and other matters constituting potential conflicts of interest are contained in our Corporate Governance Guidelines and our Standards of Business Conduct which can be found on our website at http://investor.healthsouth.com.

Since January 1, 2012, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our voting securities, or an immediate family member of any of the foregoing, had or will have a direct or indirect material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock and 6.50% Series A Convertible Perpetual Preferred Stock as of March 4, 2013 (unless otherwise noted), for (1) each person who is known by us to own beneficially more than 5% of the outstanding shares of either class of our equity securities, (2) each director, (3) each executive officer named in the Summary Compensation Table, and (4) all of our current directors and named executive officers as a group. The address of our directors and executive officers is c/o HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243.

Name	Preferred Shares Beneficially Owned [1]	Common Shares Beneficially Owned [1]	Percent of Class [2]	
Certain Beneficial Owners				
BlackRock, Inc.	-	8,287,093[3]	-	8.7%
The Vanguard Group	-	5,862,001[4]	-	6.1%
T. Rowe Price Associates, Inc.	-	5,716,490[5]	-	5.9%
William Blair & Company, LLC	-	5,307,042[6]	-	5.5%
Management				
John W. Chidsey	-	70,854		*
Douglas E. Coltharp	-	87,126[7]		*
Donald L. Correll	-	46,797		*
Yvonne M. Curl	-	44,534		*
Charles M. Elson	-	50,557		*
Jay Grinney	-	2,265,788[8]		2.4%
Jon F. Hanson	-	99,790[9]		*
Joan E. Herman	-	5,118		*
Leo I. Higdon, Jr.	-	44,967		*
Leslye G. Katz	-	5,118		*
Cheryl B. Levy	-	86,652[10]		*
John E. Maupin, Jr.	-	47,811		*
L. Edward Shaw, Jr.	-	64,629		*
Mark J. Tarr	-	427,867[11]		*
John P. Whittington	-	334,449[12]		*
All current directors and executive officers as a group	-	3,960,152[13]		4.1%

*Less than 1%.

(1) According to the rules adopted by the SEC, a person is a beneficial owner of securities if the person or entity has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, conversion of a security or otherwise. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power, with respect to all shares of stock listed as owned by that person.

(2) The percentage of beneficial ownership is based upon 96,288,404 shares of common stock and 353,355 shares of preferred stock outstanding as of March 4, 2013. Those shares of preferred stock were convertible at the option of the holders into an aggregate of 11,585,415 shares of common stock, provided that, at our election, we may deliver cash in lieu of some or all of the shares otherwise deliverable.

(3) Based on a Schedule 13G/A filed with the SEC on February 1, 2013, BlackRock, Inc. (parent holding company/control person), on behalf of a group including BlackRock Japan Co. Ltd., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Advisors, LLC, BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, BlackRock (Luxembourg) S.A., BlackRock Fund Management Company S.A., and BlackRock International Limited reported that, as of December 31, 2012, the group is the beneficial owner of 8,287,093 shares, with sole voting and investment power for 8,287,093 shares. This holder is located at 40 East 52nd Street, New York, New York 10022.

(4) Based on a Schedule 13G filed with the SEC on February 12, 2013, The Vanguard Group, Inc. (investment adviser) reported, as of December 31, 2012, sole voting for 136,750 shares, sole investment power for 5,729,951 shares, and shared investment power for 132,050 shares. This holder is located at 100 Vanguard Blvd., Malvern, PA 19355.

(5) Based on a Schedule 13G/A filed with the SEC on February 13, 2013, T. Rowe Price Associates, Inc. and an affiliate reported, as of December 31, 2012, voting and investment power as follows: T. Rowe Price Associates, Inc. (investment adviser) – sole voting power for 1,020,870 shares and sole investment power for 5,716,490 shares; and T. Rowe Price Mid-Cap Value Fund, Inc. (investment company) – sole voting power for 4,622,300 shares (such shares are included in the investment adviser's total). For purposes of the reporting requirements under the Exchange Act, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of the securities above; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities. These holders are located at 100 E. Pratt Street, Baltimore, Maryland 21202.

(6) Based on a Schedule 13G filed with the SEC on February 4, 2013, William Blair & Company, LLC (broker or dealer/investment adviser) reported, as of December 31, 2012, sole voting for 5,307,042 shares and sole investment power for 5,307,042 shares. This holder is located at 222 West Adams Street, Chicago, Illinois 60606.

(7) Includes 24,378 shares issuable upon exercise of options.

(8) Includes 1,315,192 shares issuable upon exercise of options.

(9) Includes 12,200 shares held in trust over which Mr. Hanson has investment power but not voting power, and 6,000 shares held by his spouse.

(10) Includes 11,000 shares issuable upon exercise of options.

(11) Includes 230,350 shares issuable upon exercise of options.

(12) Includes 164,514 shares issuable upon exercise of options.

(13) Includes 1,799,434 shares issuable upon exercise of options.

We know of no arrangements, the operation of which may at a subsequent date result in the change of control of HealthSouth.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires our directors, executive officers and, if any, beneficial holders of more than 10% of our common stock to file reports with the SEC regarding their ownership and changes in ownership of our securities. We believe, based on our review of the copies of Forms 3, 4, and 5, and amendments thereto, and written representations of our directors and executive officers, that, during fiscal 2012, our directors and executive officers timely filed all reports that were required to be filed under Section 16(a).

PROXY

EXECUTIVE OFFICERS

The following table lists all of our executive officers. Each of our executive officers will hold office until his successor is elected and qualified, or until his earlier resignation or removal.

Name	Age	Position	Since
Jay Grinney	62	President and Chief Executive Officer; Director	5/10/2004
Douglas E. Coltharp	51	Executive Vice President and Chief Financial Officer	5/6/2010
Mark J. Tarr	51	Executive Vice President and Chief Operating Officer	10/1/2007
John P. Whittington	65	Executive Vice President, General Counsel and Corporate Secretary	10/19/2006
Cheryl B. Levy	54	Chief Human Resources Officer	2/24/2011
Dexanne B. Clohan, M.D.	63	Chief Medical Officer	4/24/2006
Andrew L. Price	46	Chief Accounting Officer	10/22/2009
Edmund M. Fay	46	Senior Vice President and Treasurer	3/1/2008

There are no family relationships or other arrangements or understandings known to us between any of the executive officers listed above and any other person pursuant to which he or she was or is to be selected as an officer, other than any arrangements or understandings with officers of HealthSouth acting solely in their capacities as such.

Executive Officers Who Are Not Also Directors

Douglas E. Coltharp—Executive Vice President and Chief Financial Officer

Mr. Coltharp was named executive vice president and chief financial officer on May 6, 2010. Prior to joining us, Mr. Coltharp served as a partner at Arlington Capital Advisors and Arlington Investment Partners, LLC, a boutique investment banking firm and private equity firm, from May 2007 to May 2010. Prior to that, he served 11 years as executive vice president and chief financial officer for Saks Incorporated and its predecessor organization. Prior to joining Saks in November 1996, Mr. Coltharp spent approximately 10 years with Nations Bank, N.A. and its predecessors in various positions of increasing responsibilities culminating in senior vice president and head of southeast corporate banking. He currently serves as a member of the board of directors of Under Armour, Inc.

Mark J. Tarr—Executive Vice President and Chief Operating Officer

Mr. Tarr was named executive vice president of our operations on October 1, 2007, to which the chief operating officer designation was added on February 24, 2011. Mr. Tarr joined us in 1993, and has held various management positions with us, including serving as president of our inpatient division from 2004 to 2007, as senior vice president with responsibility for all inpatient operations in Texas, Louisiana, Arkansas, Oklahoma, and Kansas from 1997 to 2004, as director of operations of our 80-bed rehabilitation hospital in Nashville, Tennessee from 1994 to 1997, and as chief executive officer/administrator of our 70-bed rehabilitation hospital in Vero Beach, Florida from 1992 to 1994.

John P. Whittington—Executive Vice President, General Counsel and Corporate Secretary

Mr. Whittington was named executive vice president, general counsel and corporate secretary on October 19, 2006, having served as interim general counsel and corporate secretary since July 26, 2006. Prior to joining us, Mr. Whittington was a partner of the law firm Bradley Arant Boult Cummings LLP, which is based in Birmingham, Alabama. He chaired the restructuring and reorganization practice group at Bradley Arant from 1990 to 2005. He served as an adjunct professor at Cumberland School of Law, Samford University, located in Birmingham, Alabama from 1990 to 2006. He has also served as a member of the dean's advisory board at Cumberland School of Law since 2004. He is a member of the Birmingham Bar Association, Alabama State Bar, and American Bar Association. Mr. Whittington currently serves as the lead independent director of Congoleum Corporation (privately held).

Cheryl B. Levy—Chief Human Resources Officer

Ms. Levy has served as principal human resources officer since March 15, 2007. Prior to joining us, Ms. Levy served as the national director, human resources/recruiting, for KPMG LLP, where she advised clients in such diverse areas as recruitment, compensation, benefits, training, development and employee relations from 1999 to 2007. Prior to joining KPMG, she held senior executive human resources positions at several health services companies including Preferred Care Partners Management Group, LP, a large skilled nursing facility company in Texas.

Dexanne B. Clohan—Chief Medical Officer

Dr. Clohan, a board-certified physical medicine and rehabilitation physician, was named chief medical officer on April 24, 2006. From 2002 to 2006, Dr. Clohan served as medical director, national accounts, for Aetna, Inc., and from 1998 to 2002, she served as a medical director for Aetna and its predecessor Prudential Healthcare. In these roles, she represented one of the largest national health insurance companies to practicing physicians and to large employers with responsibilities ranging from quality and accreditation to benefit design consultation. Dr. Clohan's prior experience includes her clinical practice at an inpatient rehabilitation hospital in Southern California and her service in health policy and advocacy positions, including director of congressional affairs for the American Medical Association. She currently serves on the evidence based practice committee of the American Academy of Physical Medicine and Rehabilitation, which has the responsibility for strategic oversight of the Academy's quality efforts. She also co-chairs the quality task force of the American Medical Rehabilitation Providers Association and is active in other professional associations. Dr. Clohan serves on the boards and the executive committees of the Foundation for Physical Medicine and Rehabilitation and the Arthritis Foundation, Southeast Region.

Andrew L. Price—Chief Accounting Officer

Mr. Price was named chief accounting officer in October 2009 and has held various management positions with us since joining HealthSouth in June 2004 including senior vice president of accounting and vice president of operations accounting. Prior to joining us, Mr. Price served as senior vice president and corporate controller of Centennial HealthCare Corp, an Atlanta-based operator of skilled nursing centers and home health agencies, from 1996 to 2004, and as a manager in the Atlanta audit practice of BDO Seidman, LLC. Mr. Price is a certified public accountant and member of the American Institute of Certified Public Accountants.

Edmund M. Fay—Senior Vice President and Treasurer

Mr. Fay joined HealthSouth in 2008 as senior vice president and treasurer. Mr. Fay has more than 16 years of experience in financial services specializing in corporate development, mergers and acquisitions, bank treasury management, fixed income and capital markets products. Prior to joining us, he served in various positions at Regions Financial Corporation, including executive vice president of strategic planning/mergers and acquisitions, senior vice president and senior treasury officer, from 2001 to 2008. Prior to 2001, he also held vice president positions at Wachovia Corporation for asset and liability management and at J.P. Morgan & Company, Inc. for global treasury and capital management.

Other Business

We know of no other matters to be submitted at the annual meeting. By submitting the proxy, the stockholder authorizes the persons named on the proxy to use their discretion in voting on any matter brought before the annual meeting.

Annual Report to Stockholders

A copy of our annual report to stockholders for the fiscal year ended December 31, 2012 is being mailed concurrently with this proxy statement to all stockholders entitled to notice of and to vote at the annual meeting. Our annual report to stockholders is not incorporated into this proxy statement and will not be deemed to be solicitation material. A copy of our 2012 Form 10-K is available without charge from the "Investors" section of our website at http://investor.healthsouth.com. Our 2012 Form 10-K is also available in print to stockholders without charge and upon request, addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: Investor Relations.

Proposals for 2014 Annual Meeting of Stockholders

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2014 annual meeting of stockholders must be received by us no later than the close of business on December 3, 2013, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2014 proxy statement and form of proxy.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we need not submit such a proposal for consideration at the annual meeting if it is considered untimely. In accordance with Section 2.9 of our Bylaws, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after January 1, 2014 and not later than January 31, 2014; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after anniversary date of this year's annual meeting, your proposal, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

All stockholder proposals must be in the form set forth in Section 2.9 of our Bylaws and must be addressed to HealthSouth Corporation, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243, Attention: corporate secretary. Section 2.9 of our Bylaws requires, among other things, that the proposal must set forth:

(1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting that business at the annual meeting;

(2) the name and record address of the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made such person;

(3) the class or series and number of shares of our capital stock which are owned beneficially or of record by that person or persons and any affiliate or associate;

(4) the name of each nominee holder of all shares of our capital stock owned beneficially and the number of such shares of stock held by each nominee holder;

(5) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of that person or persons, or any affiliate or associate, with respect to a security issued by us;

(6) whether and the extent to which any other transaction, agreement, arrangement or understanding has been made by or on behalf of that person or persons, or any affiliate or associate, that would mitigate loss to, or to manage risk or benefit of price changes for, that person or persons, or any affiliate or associate, or increase or decrease the voting power or pecuniary or economic interest of that person or persons, or any affiliate or associate, with respect to a security issued by us;

(7) a description of all agreements, arrangements or understandings between that person or persons, or any affiliate or associate, and any other person or persons (including their names) in connection with the proposal and any material interest of the other person or persons, or any affiliate or associate, in the business being proposed, including any anticipated benefits;

(8) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and

(9) any other information relating to that person or persons that would be required to be disclosed in a proxy statement with respect to the proposed business to be brought by such person before the annual meeting.

A stockholder proposing business for the annual meeting must update and supplement the notice required by Section 2.9 of our Bylaws so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a proposal should read the entirety of the requirements in Section 2.9 of our Bylaws which can be found in the "Corporate Governance" section of our website at http://investor.healthsouth.com.

Reconciliations of Non-GAAP Financial Measures to GAAP Results

To help our readers understand our past financial performance, our future operating results, and our liquidity, we supplement the financial results we provide in accordance with generally accepted accounting principles in the United States of America ("GAAP") with certain non-GAAP financial measures, including Adjusted EBITDA. Our management regularly uses our supplemental non-GAAP financial measures to understand, manage, and evaluate our business and make operating decisions. We believe Adjusted EBITDA is a measure of our ability to service our debt and our ability to make capital expenditures.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources," and Note 8, *Long-term Debt*, to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 Form 10-K"). These covenants are material terms of the credit agreement. Noncompliance with these financial covenants under the credit agreement—its interest coverage ratio and its leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under the credit agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the credit agreement definition of Adjusted EBITDA, referred to as "Adjusted Consolidated EBITDA" there, allows us to add back to consolidated net income interest expense, income taxes, and depreciation and amortization and then add back to consolidated net income (1) all unusual or nonrecurring items reducing consolidated net income (of which only up to $10 million in a year may be cash expenditures), (2) any losses from discontinued operations and closed locations, (3) costs and expenses, including legal fees and expert witness fees incurred with respect to litigation associated with stockholder derivative litigation, including the matters related to Ernst & Young LLP and Richard Scrushy discussed in Note 19, *Contingencies and Other Commitments*, to the consolidated financial statements included in the 2012 Form 10-K, and (4) share-based compensation expense. We also subtract from consolidated net income all unusual or nonrecurring items to the extent increasing consolidated net income.

Under the credit agreement, the Adjusted EBITDA calculation does not include net income attributable to noncontrolling interests and includes (1) gain or loss on disposal of assets, (2) professional fees unrelated to the stockholder derivative litigation, and (3) unusual or nonrecurring cash expenditures in excess of $10 million. These items may not be indicative of our ongoing performance, so the Adjusted EBITDA calculation presented here includes adjustments for them.

However, Adjusted EBITDA is not a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for net income or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in the 2012 Form 10-K.

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,					
	2012	2011	2010	2009	2008	2007
	(In Millions)					
Net income	$ 235.9	$ 254.6	$ 939.8	$ 128.8	$ 281.8	$ 718.7
Income from discontinued operations, net of tax, attributable to HealthSouth	(4.5)	(49.9)	(9.2)	(17.7)	(32.5)	(462.4)
Provision for income tax expense (benefit)	108.6	37.1	(740.8)	(2.9)	(69.1)	(325.6)
Loss on interest rate swaps	-	-	13.3	19.6	55.7	30.4
Interest expense and amortization of debt discounts and fees	94.1	119.4	125.6	125.7	159.3	229.2
Loss on early extinguishment of debt	4.0	38.8	12.3	12.5	5.9	28.2
Professional fees—accounting, tax, and legal	16.1	21.0	17.2	8.8	44.4	51.6
Gain on UBS Settlement	-	-	-	-	(121.3)	-
Government, class action, and related settlements	(3.5)	(12.3)	1.1	36.7	(67.2)	(2.8)
Depreciation and amortization	82.5	78.8	73.1	67.6	78.9	71.3
Stock-based compensation expense	24.1	20.3	16.4	13.4	11.7	10.6
Net income attributable to noncontrolling interests	(50.9)	(45.9)	(40.8)	(34.0)	(29.4)	(65.3)
Gain on consolidation of St. Vincent Rehabilitation Hospital	(4.9)	-	-	-	-	-
Other, including noncash loss on disposal or impairment of assets [(1)]	4.4	4.3	1.6	5.2	4.4	22.8
Adjusted EBITDA	$ 505.9	$ 466.2	$ 409.6	$ 363.7	$ 322.6	$ 306.7

(1) 2007 includes a $15.1 million impairment charge related to the Digital Hospital, an incomplete 13-story building located on the property we sold to Daniel Corporation in March 2008.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,					
	2012	2011	2010	2009	2008	2007
	(In Millions)					
Net cash provided by operating activities	$ 411.5	$ 342.7	$ 331.0	$ 406.1	$ 227.2	$ 230.6
Provision for doubtful accounts	(27.0)	(21.0)	(16.4)	(30.7)	(23.0)	(28.5)
Professional fees—accounting, tax, and legal	16.1	21.0	17.2	8.8	44.4	51.6
Interest expense and amortization of debt discounts and fees	94.1	119.4	125.6	125.7	159.3	229.2
UBS Settlement proceeds, gross	-	-	-	(100.0)	-	-
Equity in net income of nonconsolidated affiliates	12.7	12.0	10.1	4.6	10.6	10.3
Net income attributable to noncontrolling interests in continuing operations	(50.9)	(47.0)	(40.9)	(33.3)	(29.8)	(31.1)
Amortization of debt discounts and fees	(3.7)	(4.2)	(6.3)	(6.6)	(6.5)	(7.8)
Distributions from nonconsolidated affiliates	(11.0)	(13.0)	(8.1)	(8.6)	(10.9)	(5.3)
Current portion of income tax expense (benefit)	5.9	0.6	2.9	(7.0)	(72.8)	(330.4)
Change in assets and liabilities	60.7	49.9	2.8	(2.1)	50.6	5.5
Net premium paid on bond issuance/redemption	1.9	22.8	-	-	-	-
Change in government, class action, and related settlements liability	(2.6)	(8.5)	2.9	11.2	7.4	171.4
Cash provided by operating activities of discontinued operations	(2.0)	(9.1)	(13.2)	(5.7)	(32.5)	(3.3)
Other, including realized losses (gains) on sales of investments	0.2	0.6	2.0	1.3	(1.4)	14.5
Adjusted EBITDA	$ 505.9	$ 466.2	$ 409.6	$ 363.7	$ 322.6	$ 306.7

For the year ended December 31, 2012, net cash used in investing activities was $178.8 million and resulted primarily from capital expenditures. Net cash used in financing activities during the year ended December 31, 2012 was $130.0 million and resulted primarily from distributions paid to noncontrolling interests of consolidated affiliates, repurchases of 46,645 shares of the Company's convertible perpetual preferred stock, dividends paid on the Company's convertible perpetual preferred stock, and net principal payments on debt offset by capital contributions from consolidated affiliates.

For the year ended December 31, 2011, net cash used in investing activities was $24.6 million and resulted primarily from capital expenditures, net settlement payments related to interest rate swaps, and purchases of restricted investments offset by proceeds from the sale of five long-term acute care hospitals in August 2011. Net cash used in financing activities during the year ended December 31, 2011 was $336.3 million and resulted primarily from net debt payments, including the optional redemption of the Company's 10.75% Senior Notes due 2016, distributions paid to noncontrolling interests of consolidated affiliates, and dividends paid on the Company's convertible perpetual preferred stock.

For the year ended December 31, 2010, net cash used in investing activities was $125.9 million and resulted primarily from capital expenditures, net settlement payments related to interest rate swaps, acquisitions of businesses, and net purchases of restricted investments offset by a decrease in restricted cash and proceeds from the sale of our hospital in Baton Rouge. Net cash used in financing activities during the year ended December 31, 2010 was $237.5 million and resulted primarily from net debt payments, distributions paid to noncontrolling interests of consolidated affiliates, dividends paid on the Company's convertible perpetual preferred stock, and debt amendment and issuance costs.

For the year ended December 31, 2009, net cash used in investing activities was $133.0 million and resulted primarily from capital expenditures and net settlement payments related to interest rate swaps. Net cash used in financing activities during the year ended December 31, 2009 was $224.3 million and resulted primarily from net debt payments, distributions paid to noncontrolling interests of consolidated affiliates, dividends paid on the Company's convertible perpetual preferred stock, and debt amendment and issuance costs.

For the year ended December 31, 2008, net cash used in investing activities was $40.0 million and resulted primarily from capital expenditures, including expenditures associated with development activities, and net settlement payments related to an interest rate swap offset by proceeds from asset disposals, including our corporate campus. Net cash used in financing activities during the year ended December 31, 2008 was $176.0 million and resulted primarily from net debt payments made during the period, as well as distributions paid to noncontrolling interests of consolidated affiliates and dividends paid on the Company's perpetual preferred stock, offset by proceeds from the issuance of common stock.

For the year ended December 31, 2007, net cash provided by investing activities was $1,184.5 million and resulted primarily from the proceeds from the divestitures of the Company's surgery centers, outpatient, and diagnostic divisions. Net cash used in financing activities during the year ended December 31, 2007 was $1,436.6 million and resulted primarily from net debt payments primarily using the net proceeds from the divestitures discussed above.

PROXY

We also use adjusted free cash flow as an analytical indicator to assess our performance. Management believes the presentation of adjusted free cash flow provides investors an efficient means by which they can evaluate our capacity to reduce debt and pursue development activities. This measure is not a defined measure of financial performance under GAAP and should not be considered as an alternative to net cash provided by operating activities. Our definition of adjusted free cash flow is limited and does not represent residual cash flows available for discretionary spending. Because this measure is not determined in accordance with GAAP and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. See the consolidated statements of cash flows included in the 2012 Form 10-K for the GAAP measures of cash flows from operating, investing, and financing activities.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted Free Cash Flow

	For the Year Ended December 31,					
	2012	2011	2010	2009	2008	2007
	(In Millions)					
Net cash provided by operating activities	$ 411.5	$ 342.7	$ 331.0	$ 406.1	$ 227.2	$ 230.6
Impact of discontinued operations	(2.0)	(9.1)	(13.2)	(5.7)	(32.5)	(3.3)
Net cash provided by operating activities of continuing operations	409.5	333.6	317.8	400.4	194.7	227.3
Capital expenditures for maintenance	(83.0)	(50.8)	(37.9)	(33.2)	(41.5)	(22.4)
Net settlements on interest rate swaps	-	(10.9)	(44.7)	(42.2)	(20.7)	0.1
Dividends paid on convertible perpetual preferred stock	(24.6)	(26.0)	(26.0)	(26.0)	(26.0)	(26.0)
Distributions paid to noncontrolling interests of consolidated affiliates	(49.3)	(44.2)	(34.4)	(32.6)	(33.4)	(23.4)
Nonrecurring items:						
UBS Settlement proceeds, less fees to derivative plaintiffs' attorneys	-	-	-	(73.8)	-	-
Net premium paid on bond issuance/redemption	1.9	22.8	-	-	-	-
Cash paid for professional fees — accounting, tax, and legal	16.1	21.0	17.2	15.3	18.2	51.6
Cash paid for government, class action, and related settlements	(2.6)	5.7	2.9	11.2	7.4	171.4
Income tax refunds related to prior periods	-	(7.9)	(13.5)	(63.7)	(89.4)	(457.7)
Adjusted free cash flow	$ 268.0	$ 243.3	$ 181.4	$ 155.4	$ 9.3	$ (79.1)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

Received SEC
APR 02 2013
Washington, DC 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Commission File Number 001-10315

HealthSouth Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	63-0860407
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3660 Grandview Parkway, Suite 200 Birmingham, Alabama	35243
(Address of Principal Executive Offices)	(Zip Code)

(205) 967-7116
(Registrant's telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $2.2 billion. For purposes of the foregoing calculation only, executive officers and directors of the registrant have been deemed to be affiliates. There were 95,488,898 shares of common stock of the registrant outstanding, net of treasury shares, as of February 12, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's 2013 annual meeting of stockholders is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

NOTE TO READERS

As used in this report, the terms "HealthSouth," "we," "us," "our," and the "Company" refer to HealthSouth Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. This drafting style is suggested by the Securities and Exchange Commission and is not meant to imply that HealthSouth Corporation, the publicly traded parent company, owns or operates any specific asset, business, or property. The hospitals, operations, and businesses described in this filing are primarily owned and operated by subsidiaries of the parent company. In addition, we use the term "HealthSouth Corporation" to refer to HealthSouth Corporation alone wherever a distinction between HealthSouth Corporation and its subsidiaries is required or aids in the understanding of this filing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to, among other things, future events, changes to Medicare reimbursement and other healthcare laws and regulations from time to time, our business strategy, our dividend and stock repurchase strategies, our financial plans, our growth plans, our future financial performance, our projected business results, or our projected capital expenditures. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "targets," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties, many of which are beyond our control. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, the following:

- each of the factors discussed in Item 1A, *Risk Factors*;
- uncertainties and factors discussed elsewhere in this Form 10-K, in our other filings from time to time with the SEC, or in materials incorporated therein by reference;
- changes in the regulations of the healthcare industry at either or both of the federal and state levels, including those contemplated now and in the future as part of national healthcare reform and deficit reduction, and related increases in the costs of complying with such changes;
- reductions or delays in, or suspension of, reimbursement for our services by governmental or private payors, including our ability to obtain and retain favorable arrangements with third-party payors;
- increased costs of regulatory compliance and compliance monitoring in the healthcare industry, including the costs of investigating and defending asserted claims, whether meritorious or not;
- our ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and the impact on our labor expenses from potential union activity and staffing recruitment and retention;
- competitive pressures in the healthcare industry and our response to those pressures;
- our ability to successfully complete and integrate de novo developments, acquisitions, investments, and joint ventures consistent with our growth strategy, including the realization of anticipated revenues, cost savings, and productivity improvements arising from the related operations;
- any adverse outcome of various lawsuits, claims, and legal or regulatory proceedings involving us;
- increased costs of defending and insuring against alleged professional liability and other claims and the ability to predict the costs related to such claims;
- potential disruptions or incidents affecting the proper operation, availability, or security of our information systems;
- the price of our common stock as it affects our willingness and ability to repurchase shares under the program discussed further in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources," of this report;
- our ability to attract and retain key management personnel; and
- general conditions in the economy and capital markets.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

PART I

Item 1. Business

Overview of the Company

General

HealthSouth is the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated and discharged, revenues, and number of hospitals. While our national network of inpatient hospitals stretches across 27 states and Puerto Rico, our inpatient hospitals are concentrated in the eastern half of the United States and Texas. The table below provides detail on our hospitals and selected operating data. Additional detail can be found in the table in Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Results of Operations."

	For the Year Ended December 31,		
	2012	**2011**	**2010**
	(Actual Amounts)		
Consolidated data:			
Number of inpatient rehabilitation hospitals [1]	100	99	97
Number of outpatient rehabilitation satellite clinics	24	26	32
Number of hospital-based home health agencies	25	25	25
Number of inpatient rehabilitation units managed by us through management contracts	3	3	4
Discharges	123,854	118,354	112,514
Outpatient visits	880,182	943,439	1,009,397
# of licensed beds [2]	6,656	6,461	6,331
	(In Millions)		
Net operating revenues:			
Net patient revenue - inpatient	$ 2,012.6	$ 1,866.4	$ 1,722.7
Net patient revenue - outpatient and other	149.3	160.5	154.9
Net operating revenues	$ 2,161.9	$ 2,026.9	$ 1,877.6

(1) Including 2, 3, and 3 hospitals as of December 31, 2012, 2011, and 2010, respectively, that operate as joint ventures which we account for using the equity method of accounting.

(2) Excluding 151, 234, and 234 licensed beds as of December 31, 2012, 2011, and 2010, respectively, of hospitals that operate as joint ventures which we account for using the equity method of accounting.

Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of patients we serve experience significant physical and cognitive disabilities due to medical conditions, such as neurological disorders, strokes, hip fractures, head injuries, and spinal cord injuries, that are generally nondiscretionary in nature and require rehabilitative healthcare services in an inpatient setting. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers monitor each patient's progress and provide documentation and oversight of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to a higher level of care and superior outcomes.

HealthSouth Corporation was organized as a Delaware corporation in February 1984. Our principal executive offices are located at 3660 Grandview Parkway, Birmingham, Alabama 35243, and the telephone number of our principal executive offices is (205) 967-7116.

In addition to the discussion here, we encourage you to read Item 1A, *Risk Factors*, Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which highlight additional considerations about HealthSouth.

Competitive Strengths

As the nation's largest owner and operator of inpatient rehabilitation hospitals and with our business focused primarily on those services, we believe we differentiate ourselves from our competitors based on our broad platform of clinical expertise, the quality of our clinical outcomes, the application of rehabilitative technology, and the sustainability of best practices. Our strengths can also be described in the following ways:

- *People.* We believe our 22,700 employees, in particular our highly skilled clinical staff, share a steadfast commitment to providing outstanding rehabilitative care to our patients. We also undertake significant efforts to ensure our clinical and support staff receives the education and training necessary to provide the highest quality rehabilitative care in the most cost-effective manner.

- *Quality.* Our hospitals provide a broad base of clinical experience from which we have developed best practices and protocols. We believe these clinical best practices and protocols help ensure the delivery of consistently high-quality rehabilitative healthcare services across all of our hospitals. We have developed a program called "TeamWorks," which is a series of operations-focused initiatives using identified best practices to reduce inefficiencies and improve performance across a wide spectrum of operational areas. We believe these initiatives have enhanced, and will continue to enhance, patient-employee interactions and coordination of care and communication among the patient, the patient's family, the hospital's treatment team, and payors, which, in turn, improves outcomes and patient satisfaction.

- *Efficiency and Cost Effectiveness.* Our size helps us provide inpatient rehabilitative healthcare services on a cost-effective basis. Specifically, because of our large number of inpatient hospitals, we can utilize proven staffing models and take advantage of certain supply chain efficiencies. In addition, we created and installed a proprietary management reporting system, which aggregates timely data from each of our key business systems into a comprehensive reporting package used by the management teams in our hospitals as well as executive management. This system allows users to analyze data and trends and view reports across the enterprise, region, state, or local levels on an updated basis.

- *Technology.* As a market leader in inpatient rehabilitation, we have devoted substantial effort and expertise to leveraging technology to improve patient care and operating efficiencies. Specific rehabilitative technology, such as our internally-developed therapeutic device called the "AutoAmbulator," utilized in our facilities allows us to effectively treat patients with a wide variety of significant physical disabilities. Our commitment to technology also includes information technology, such as our rehabilitation-specific electronic clinical information system ("CIS") and our internally-developed management reporting system described above. To date, we have installed the CIS in 16 hospitals with another 20 installations scheduled for 2013. We expect to complete installation in our existing hospitals by the end of 2017. We believe the CIS will improve patient care and safety and enhance operational efficiency. Given the increased emphasis on coordination across the patient care spectrum, we also believe the CIS sets the stage for connectivity with referral sources and health information exchanges. Ultimately, we believe the CIS can be a key competitive differentiator and impact patient choice.

Patients and Demographic Trends

Demographic trends, such as population aging, will affect long-term demand for healthcare services. While we treat patients of all ages, most of our patients are persons 65 and older. We believe the demand for inpatient rehabilitative healthcare services will increase as the U.S. population ages and life expectancies increase. The number of Medicare-eligible patients is expected to grow approximately 3% per year for the foreseeable future, creating an attractive market. We believe these market factors align with our strengths in, and focus on, inpatient rehabilitative care. Unlike many of our competitors that may offer inpatient rehabilitation as one of many secondary services, inpatient rehabilitation is our core business.

Strategy

Our 2012 strategy focused on the following priorities:

- continuing to provide high-quality, cost-effective care to patients in our existing markets while seeking incremental efficiencies in our cost structure;

- achieving organic growth at our existing hospitals;

- continuing to expand our services to more patients who require inpatient rehabilitative services by constructing and opportunistically acquiring new hospitals in new markets; and
- continuing to enhance our liquidity and strengthen our balance sheet.

Total discharges grew 4.6% from 2011 to 2012. Our same-store discharges grew 2.9% during 2012 compared to 2011. This growth includes the net expansion of licensed beds in our existing hospitals by 95 beds in 2012. Our quality and outcome measures, as reported through the Uniform Data System for Medical Rehabilitation (the "UDS"), remained well above the average for hospitals included in the UDS database, and they did so while we continued to increase our market share throughout 2012. As discussed in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Results of Operations," not only did our hospitals treat more patients and enhance outcomes, they did so in a highly cost-effective manner. We also achieved incremental efficiencies evidenced by the decrease in *Total operating expenses* as a percentage of *Net operating revenues*.

Our growth efforts continued to yield positive results in 2012. Specifically, we:

- continued development of the following de novo hospitals:

Location	# of Beds	Expected Construction Start Date	Expected Operational Date
Littleton, Colorado (South Denver)	40	Q2 2012	Q2 2013
Stuart, Florida (a joint venture with Martin Health System)	34	Q2 2012	Q2 2013
Greater Orlando, Florida market	50	Q3 2013	Q4 2014
Middletown, Delaware*	34	TBD	TBD
Williamson County, Tennessee*	40	TBD	TBD
Newnan, Georgia*	50	TBD	TBD

* We have been awarded a certificate of need from the state authority, the award of which is under appeal.

- acquired 12 inpatient rehabilitation beds in Andalusia, Alabama from a subsidiary of LifePoint Hospitals in order to add beds at our existing hospital in Dothan, Alabama;
- acquired the 34-bed inpatient rehabilitation unit of CHRISTUS Santa Rosa Hospital - Medical Center. The operations of this unit have been relocated to and consolidated with our existing hospital in San Antonio, Texas;
- entered into a letter of intent to acquire Walton Rehabilitation Hospital, a 58-bed inpatient rehabilitation hospital in Augusta, Georgia. This transaction is expected to close in the first quarter of 2013;
- broke ground on a replacement hospital for HealthSouth Rehabilitation Hospital of Western Massachusetts which is currently leased. We expect to relocate operations from the currently leased hospital to the new facility in December 2013; and
- began accepting patients at our newly built, 40-bed inpatient rehabilitation hospital in Ocala, Florida in December.

We also continued to enhance our liquidity and strengthen our balance sheet in 2012. We improved our overall debt profile in August 2012 by amending our credit agreement. In that amendment, we:

- increased the capacity of the revolving credit facility from $500 million to $600 million and eliminated the former $100 million term loan ($95 million then outstanding);
- reduced the interest rate spread by 50 basis points to an initial interest rate of LIBOR plus 1.75%; and
- extended the maturity date for the revolving credit facility from May 2016 to August 2017.

Then, in September 2012, we completed a registered public offering of $275 million aggregate principal amount of 5.75% Senior Notes due 2024 at a public offering price of 100% of the principal amount, the proceeds of which were used to repay amounts outstanding under our revolving credit facility and redeem 10% of the outstanding principal amount of our existing 7.25% Senior Notes due 2018 and our existing 7.75% Senior Notes due 2022. As a result of these transactions and our continued strong cash flows from operations, our liquidity increased from approximately $376 million as of December 31, 2011 to approximately $693 million as of December 31, 2012. In addition, we repurchased 46,645 shares of our convertible perpetual preferred stock for $46.5 million. We also purchased, in conjunction with our joint venture partner, the land and building previously subject to an operating lease associated with our joint venture hospital in Fayetteville, Arkansas.

We believe our proven track record of producing superior clinical results for a lower average reimbursement payment than other inpatient rehabilitation providers will allow us to adjust to future governmental reimbursement initiatives. We also believe the regulatory and reimbursement risks discussed below which we have historically faced and will likely continue to face may present us with opportunities to grow by acquiring or consolidating the operations of other inpatient rehabilitation providers in our highly fragmented industry. We have invested considerable resources into clinical and management systems and protocols that have allowed us to consistently gain market share, realize better outcomes than our competitors and achieve these results at significantly lower costs. Additionally, we believe continued growth in our Adjusted EBITDA and our strong cash flows from operations will permit us to continue to invest in our core business and in growth opportunities. Our growth strategy in 2013 will again focus on organic growth and development activities.

Additionally, we have been disciplined in creating a capital structure that is flexible with no significant debt maturities prior to 2017. Over the past few years, we have redeemed our most expensive debt and reduced our interest expense. Our balance sheet remains strong. Our leverage ratio is within our target range, we have ample availability under our revolving credit facility, we continue to generate strong cash flows from operations, and we have flexibility with how we choose to invest our cash. In addition to investing in our core business model and growth initiatives, we will continue to consider additional shareholder value-enhancing strategies such as repurchases of our common and preferred stock, common stock dividends, and, if deemed prudent, further reductions to our long-term debt, recognizing that these actions may increase our leverage ratio. On February 15, 2013, our board of directors approved an increase in our existing common stock repurchase authorization from $125 million to $350 million. We intend to pursue a tender offer for our common stock for up to the full amount of this authorization.

For additional discussion of our strategy, business outlook, Adjusted EBITDA, and common stock repurchase authorization, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview" and "Liquidity and Capital Resources."

Employees

As of December 31, 2012, we employed approximately 22,700 individuals, of whom approximately 13,600 were full-time employees. We are subject to various state and federal laws that regulate wages, hours, benefits, and other terms and conditions relating to employment. Except for approximately 60 employees at one inpatient rehabilitation hospital (about 15% of that hospital's workforce), none of our employees are represented by a labor union as of December 31, 2012. Like most healthcare providers, our labor costs are rising faster than the general inflation rate. In some markets, the lack of availability of medical personnel is a significant operating issue facing healthcare providers. To address this challenge, we will continue to focus on maintaining the competitiveness of our compensation and benefit programs and improving our recruiting, retention, and productivity. The shortage of nurses and other medical personnel, including therapists, may, from time to time, require us to increase utilization of more expensive temporary personnel, which we refer to as "contract labor."

Competition

The inpatient rehabilitation industry is highly fragmented, and we have no single, similar direct competitor. Our inpatient rehabilitation hospitals compete primarily with rehabilitation units, many of which are within acute care hospitals, in the markets we serve. For a list of our markets by state, see the table in Item 2, *Properties*. Smaller privately held companies compete with us primarily in select geographic markets in Texas and the West. In addition, there are public companies that own primarily long-term acute care hospitals ("LTCHs") but own or operate a small number of inpatient rehabilitation facilities as well, one of which also manages the operations of inpatient rehabilitation facilities as part of its business model. Other providers of post acute-care services may attempt to become competitors in the future. For example, over the past few years, the number of nursing homes marketing themselves as offering certain rehabilitation services has increased even though nursing homes are not required to offer the same level of care, or be licensed, as hospitals. The primary competitive factors in any given market include the quality of care and service provided, the treatment outcomes achieved, and the presence of physician-owned providers. However, the previously enacted ban on new, or expansion of existing, physician-owned hospitals should limit to some degree that competitive factor going forward. See the "Regulation—Relationships with Physicians and Other Providers" section below for further discussion. Additionally, for a discussion regarding the effects of certificate of need requirements on competition in some states, see the "Regulation—Certificates of Need" section below.

We rely significantly on our ability to attract, develop, and retain nurses, therapists, and other clinical personnel for our hospitals. We compete for these professionals with other healthcare companies, hospitals, and potential clients and partners. In addition, physicians and others have opened inpatient rehabilitation hospitals in direct competition with us, particularly in states in which a certificate of need is not required to build a hospital, which has occasionally made it more difficult and expensive to hire the necessary personnel for our hospitals in those markets.

Regulatory and Reimbursement Challenges

The healthcare industry is currently facing many well-publicized regulatory and reimbursement challenges. It always has been a highly regulated industry, and the inpatient rehabilitation sector is no exception. Successful healthcare providers are those who provide high-quality, cost-effective care and have the ability to adjust to changes in the regulatory environment. We believe we have the necessary capabilities – scale, infrastructure, balance sheet, and management – to adapt to and succeed in a highly regulated industry, and we have a proven track record of doing so.

Reduced Medicare Reimbursement

On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which provided for an automatic 2% reduction of Medicare program payments for all healthcare providers in January 2013. On January 2, 2013, the President signed into law the American Taxpayer Relief Act of 2012, which delayed this reduction until March 2013, at which time the President must issue an executive order implementing it. We currently estimate this automatic reduction, known as "sequestration," will begin impacting *Net operating revenues* in mid-March 2013 and result in a net decrease in our *Net operating revenues* of approximately $28 million in 2013. Additionally, concerns held by federal policymakers about the federal deficit and national debt levels could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, or both. We cannot predict what alternative or additional deficit reduction initiatives or Medicare payment reductions, if any, will ultimately be enacted into law, or the timing or effect any such initiatives or reductions will have on us. If enacted, such initiatives or reductions would likely be challenging for all providers, would likely have the effect of limiting Medicare beneficiaries' access to healthcare services, and could have an adverse impact on our financial position, results of operations, and cash flows.

However, we believe our efficient cost structure and substantial owned real estate coupled with the steps we have taken to reduce our debt and corresponding debt service obligations should allow us to absorb, adjust to, or mitigate any potential initiative or payment reductions more easily than most other inpatient rehabilitation providers. In addition, we decided for the current year to replace the annual merit increase typically provided to nonmanagement employees in October of each year with a one-time, merit-based, year-end bonus paid in the fourth quarter of 2012. We believe this action will enhance our flexibility to address and mitigate the expected impact of sequestration and potential additional Medicare payment reductions in 2013 and beyond. For further discussion of the potential adverse impacts of Medicare reimbursement reductions, see Item 1A, *Risk Factors* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview."

Changes to Our Operating Environment Resulting from Healthcare Reform

On March 23, 2010, President Obama signed the Patient Protection and Affordable Care Act (the "PPACA") into law. On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which amended the PPACA (together, the "2010 Healthcare Reform Laws"). Most notably, the 2010 Healthcare Reform Laws have impacted, or could in the future impact, our business by: (1) reducing annual market basket updates to providers, which are discussed in greater detail below under "Sources of Revenue - Medicare Reimbursement;" (2) the possible combining, or "bundling," of reimbursement for a Medicare beneficiary's episode of care at some point in the future; (3) implementing a voluntary program for accountable care organizations; and (4) creating an Independent Payment Advisory Board.

Many aspects of implementation and interpretation of the 2010 Healthcare Reform Laws are still uncertain. Given the complexity and the number of changes in these laws, we cannot predict their ultimate impact. However, we believe the above provisions are the ones with the greatest potential impact on us. We will continue to evaluate these laws, and, based on our track record, we believe we can adapt to these regulatory changes. Furthermore, we have engaged, and will continue to engage, actively in discussions with key legislators and regulators to attempt to ensure any healthcare laws or regulations adopted or amended promote our goal of high-quality, cost-effective care. For further discussion of the potential adverse impacts of healthcare-related laws and regulations, see Item 1A, *Risk Factors*.

Sources of Revenues

We receive payment for patient care services from the federal government (primarily under the Medicare program), managed care plans and private insurers, and, to a considerably lesser degree, state governments (under their respective Medicaid or similar programs) and directly from patients. Revenues and receivables from Medicare are significant to our operations. In addition, we receive relatively small payments for non-patient care activities from various sources. The following table identifies the sources and relative mix of our revenues for the periods stated:

	For the Year Ended December 31,		
	2012	2011	2010
Medicare	73.4%	72.0%	70.5%
Medicaid	1.2%	1.6%	1.8%
Workers' compensation	1.5%	1.6%	1.6%
Managed care and other discount plans	19.3%	19.8%	21.3%
Other third-party payors	1.8%	2.0%	2.3%
Patients	1.3%	1.2%	1.3%
Other income	1.5%	1.8%	1.2%
Total	100.0%	100.0%	100.0%

Our hospitals offer discounts from established charges to certain group purchasers of healthcare services that are included in "Managed care and other discount plans" in the table above, including private insurance companies, employers, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and other managed care plans. Medicare, through its Medicare Advantage program, offers Medicare-eligible individuals an opportunity to participate in a managed care plan. The Medicare Advantage revenues are also included in "Managed care and other discount plans" in the table above.

Patients are generally not responsible for the difference between established gross charges and amounts reimbursed for such services under Medicare, Medicaid, and other private insurance plans, HMOs, or PPOs but are responsible to the extent of any exclusions, deductibles, copayments, or coinsurance features of their coverage. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payors. The amount of these exclusions, deductibles, copayments, and coinsurance has been increasing each year but is not material to our business or results of operations.

For additional discussion of the risks associated with our concentration of revenues from the federal government, see Item 1A, *Risk Factors.*

Medicare Reimbursement

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons, and persons with end-stage renal disease. Medicare, through statutes and regulations, establishes reimbursement methodologies and rates for various types of healthcare facilities and services, and, from time to time, these methodologies and rates can be modified by the United States Centers for Medicare and Medicaid Services ("CMS"). In some instances, these modifications can have a substantial impact on existing healthcare providers. In accordance with Medicare laws and statutes, CMS makes annual adjustments to Medicare payment rates in many prospective payment systems, including the inpatient rehabilitation facility ("IRF") prospective payment system (the "IRF-PPS") by what is commonly known as a "market basket update." Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent Congressional agency that advises Congress on issues affecting Medicare, makes payment policy recommendations to Congress for a variety of Medicare payment systems including the IRF-PPS. Congress is not obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance Congress will adopt MedPAC's recommendations in a given year.

We cannot predict the adjustments to Medicare payment rates Congress or CMS may make in the future. Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. For example, the 2010 Healthcare Reform Laws require that CMS establish new quality data reporting for IRFs. Effective October 1, 2012, all IRFs are required to submit data on urinary catheter-related infections and pressure ulcers for the IRF Quality Reporting Program. Beginning October 1, 2014, and each subsequent fiscal year thereafter, failure to submit the required quality data will result in a two percentage point reduction to the applicable facility's annual market basket increase factor for payments made for discharges occurring during that fiscal year. Our hospitals began submitting quality data to CMS in October 2012. Additionally, the Budget Control Act of 2011, as amended by the American Taxpayer Relief Act of 2012 on January 2, 2013, and its sequestration provision will result in a reduction of 2% in Medicare payment rates for all healthcare providers upon executive order of the President in March 2013 unless Congress and the President take further action. Any downward adjustment to rates, or another pricing roll-back, for the types of facilities we operate could have a material adverse effect on our business, financial position, results of operations, and cash flows.

CMS has adopted final rules that require healthcare providers to update and supplement diagnosis and procedure codes to the International Classification of Diseases 10th Edition ("ICD-10"), effective October 1, 2014. We are currently modifying our systems to accommodate the adoption of ICD-10. We expect to be in compliance on a timely basis. Although this adoption process will result in system conversion expenses and may result in some disruptions to the billing process and delays in the receipt of some payments, we do not believe there will be a material impact on our business. We will continue to monitor this implementation carefully.

A basic summary of current Medicare reimbursement in our primary service areas follows:

Inpatient Rehabilitation Hospitals. As discussed above, our hospitals receive fixed payment reimbursement amounts per discharge under IRF-PPS based on certain rehabilitation impairment categories established by the United States Department of Health and Human Services ("HHS"). In order to qualify for reimbursement under IRF-PPS, our hospitals must comply with various Medicare rules and regulations including documentation and coverage requirements, or specifications as to what conditions must be met to qualify for reimbursement. These requirements relate to, among other things, preadmission screening, post-admission evaluations, and individual treatment planning that all delineate the role of physicians in ordering and overseeing patient care. With IRF-PPS, our hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Thus, our hospitals benefit from being high-quality, cost-effective providers.

Under IRF-PPS, CMS is required to adjust the payment rates based on a market basket index, known as the rehabilitation, psychiatric, and long-term care hospital market basket. The market basket update is designed to reflect changes over time in the prices of a mix of goods and services provided by rehabilitation hospitals and hospital-based inpatient rehabilitation units. The market basket uses data furnished by the Bureau of Labor Statistics for price proxy purposes, primarily in three categories: Producer Price Indexes, Consumer Price Indexes, and Employment Cost Indexes.

Over the last several years, changes in regulations governing inpatient rehabilitation reimbursement have created challenges for inpatient rehabilitation providers. Many of these changes have resulted in limitations on, and in some cases, reductions in, the levels of payments to healthcare providers. For example, on May 7, 2004, CMS issued a final rule, known as the "75% Rule," stipulating that to qualify as an inpatient rehabilitation hospital under the Medicare program a facility must show that a certain percentage of its patients are treated for at least one of a specified and limited list of medical conditions. Under the 75% Rule, any inpatient rehabilitation hospital that failed to meet its requirements would be subject to prospective reclassification as an acute care hospital, with lower acute care payment rates for rehabilitative services. On December 29, 2007, the Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007 (the "2007 Medicare Act") was signed, setting the compliance threshold at 60% instead of 75% and allowing hospitals to continue using a patient's secondary medical conditions, or "comorbidities," to determine whether a patient qualifies for inpatient rehabilitative care under the rule. The long-term impact of the freeze at the 60% compliance threshold is positive because it allowed patient volumes to stabilize. In another example, the 2007 Medicare Act included an elimination of the IRF-PPS market basket adjustment for the period from April 1, 2008 through September 30, 2009 causing a reduction in the pricing of services eligible for Medicare reimbursement to a pricing level that existed in the third quarter of 2007, or a Medicare pricing "roll-back," which resulted in a decrease in actual reimbursement dollars per discharge despite increases in costs.

On July 29, 2011, CMS released its notice of final rulemaking for the fiscal year 2012 IRF-PPS. This rule was effective for Medicare discharges between October 1, 2011 and September 30, 2012. The pricing changes in this rule included a 2.9% market basket update that was reduced to 2.8% under the requirements of the 2010 Healthcare Reform Laws discussed above, as well as other pricing changes that impacted our hospital-by-hospital base rate for Medicare reimbursement. The 2010 Healthcare Reform Laws also require the market basket update to be reduced by a productivity adjustment on an annual basis. The productivity adjustments equal the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. The productivity adjustment effective October 1, 2011 decreased the market basket update by 1.0%.

On July 25, 2012, CMS released its notice of final rulemaking for the fiscal year 2013 IRF-PPS (the "2013 Rule"). This rule is effective for Medicare discharges between October 1, 2012 and September 30, 2013. The pricing changes in this rule include a 2.7% market basket update that has been reduced by 0.1% to 2.6% under the requirements of the 2010 Healthcare Reform Laws, as well as other pricing changes that impact our hospital-by-hospital base rate for Medicare reimbursement. The productivity adjustment effective October 1, 2012 is a decrease to the market basket update of 0.7%. Based on our analysis which utilizes, among other things, the acuity of our patients over the 12-month period prior to the rule's release and incorporates other adjustments included in the 2013 Rule, we believe our Medicare payment rates will see a net increase of approximately 2.1% beginning October 1, 2012. As discussed above, the effect of sequestration is to reduce that Medicare payment rate by 2.0% beginning in March 2013.

Although reductions or changes in reimbursement from governmental or third-party payors and regulatory changes affecting our business represent one of the most significant challenges to our business, our operations are also affected by coverage rules and determinations. Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable and necessary. Current CMS coverage rules require inpatient rehabilitation services to be ordered by a qualified rehabilitation physician and be coordinated by an interdisciplinary team. The interdisciplinary team must meet weekly to review patient status and make any needed adjustments to the individualized plan of care. Qualified personnel must provide required rehabilitation nursing, physical therapy, occupational therapy, speech-language pathology, social services, psychological services, and prosthetic and orthotic services. CMS has been examining the use of group therapies in many post-acute settings. For individual claims, Medicare contractors make coverage determinations regarding medical necessity which can represent more restrictive interpretations of the CMS coverage rules. We cannot predict how future CMS coverage rule interpretations or any new local coverage determinations will affect us.

Pursuant to legislative directives and authorizations from Congress, CMS developed and instituted various Medicare audit programs under which CMS contracts with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing Medicare contractors. Some contractors are paid a percentage of the overpayments recovered. One type of audit contractor, the Recovery Audit Contractors ("RACs"), began post-payment audit processes in late 2009 for providers in general. The RACs receive claims data directly from Medicare contractors on a monthly or quarterly basis and are authorized to review claims up to three years from the date a claim was paid, beginning with claims filed on or after October 1, 2007. These RAC audits have initially focused on coding errors. CMS is currently expanding the program to medical necessity reviews for inpatient rehabilitation hospitals. The 2010 Healthcare Reform Laws extended the RAC program to Medicare, Parts C and D, and Medicaid.

On August 27, 2012, CMS launched its three-year demonstration project that expands the RAC program to include prepayment review of Medicare fee-for-service claims. Currently, only acute care hospitals are subject to this review project, but CMS could expand it to post-acute providers. This demonstration project will identify specific diagnosis codes for review, and the RAC contractors will review the selected claims to determine if they are proper before payment has been made to the provider. The project covers 11 states, including 8 states in which we operate – Florida, California, Texas, Louisiana, Illinois, Pennsylvania, Ohio, and Missouri. Providers with claims identified for RAC prepayment reviews will have 30 days to respond to requests for additional documentation. If they do not respond timely, the claim will be denied. Providers will receive determinations within 45 days of submitting the relevant documentation.

CMS has also established contractors known as the Zone Program Integrity Contractors ("ZPICs"). These contractors are successors to the Program Safeguard Contractors and conduct audits with a focus on potential fraud and abuse issues. Like the RACs, the ZPICs conduct audits and have the ability to refer matters to the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG") or the United States Department of Justice. Unlike RACs, however, ZPICs do not receive a specific financial incentive based on the amount of the error.

As a matter of course, we undertake significant efforts through training and education to ensure compliance with coding and medical necessity coverage rules. Despite our belief that our coding and assessment of patients is accurate, audits may lead to assertions that we have been underpaid or overpaid by Medicare or submitted improper claims in some instances, require us to incur additional costs to respond to requests for records and defend the validity of payments and claims, and ultimately require us to refund any amounts determined to have been overpaid. We cannot predict when or how these programs will affect us.

Outpatient Services. Our outpatient services are primarily reimbursed under Medicare's physician fee schedule. By statute, the physician fee schedule is subject to annual automatic adjustment by a sustainable growth rate formula that has resulted in reductions in reimbursement rates every year since 2002. However, in each instance, Congress has acted to suspend or postpone the effectiveness of these automatic reimbursement reductions. For example, under the CMS final notice of rulemaking for the physician fee schedule for calendar year 2013, released on November 1, 2012, a statutory reduction of 26.5% would have been implemented. However, the American Taxpayer Relief Act of 2012 provided for an extension of the current Medicare physician fee schedule payment rates from January 1, 2013 through December 31, 2013, further postponing the statutory reduction. If Congress does not again extend relief as it has done since 2002 or permanently modify the sustainable growth rate formula by January 1, 2014, payment levels for outpatient services under the physician fee schedule will be reduced at that point by more than 26%. We currently estimate that a reduction of that size, before taking into account our efforts to mitigate these changes, which would likely include closure of additional outpatient satellite clinics, would result in a net decrease in our *Net operating revenues* of approximately $8 million annually. However, we cannot predict what action, if any, Congress will take on the physician fee schedule and other reimbursement matters affecting our outpatient services or what future rule changes CMS will implement.

Medicaid Reimbursement

Medicaid is a jointly administered and funded federal and state program that provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Many states have experienced shortfalls in their Medicaid budgets and are implementing significant cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures through restricting or eliminating coverage of certain services. Continuing downward pressure on Medicaid payment rates could cause a decline in that portion of our *Net operating revenues*. However, for the year ended December 31, 2012, Medicaid payments represented only 1.2% of our consolidated *Net operating revenues*. Although the 2010 Healthcare Reform Laws contain provisions intended to expand Medicaid coverage, part of which were invalidated by the U.S. Supreme Court, we do not believe the expanded coverage will have a material impact on our consolidated *Net operating revenues* given our current patient mix.

Managed Care and Other Discount Plans

All of our hospitals offer discounts from established charges to certain large group purchasers of healthcare services, including Medicare Advantage, managed care plans, private insurance companies, and third-party administrators. Managed care contracts typically have terms of between one and three years, although we have a number of managed care contracts that automatically renew each year (with pre-defined rate increases) unless a party elects to terminate the contract. While some of our contracts provide for annual rate increases of two to four percent and our average rate increase in 2012 was 3.8%, we cannot provide any assurance we will continue to receive increases. Our managed care staff focuses on establishing and re-negotiating contracts that provide equitable reimbursement for the services provided.

Cost Reports

Because of our participation in Medicare, Medicaid, and certain Blue Cross and Blue Shield plans, we are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs, and expenses associated with the services provided by our inpatient hospitals to Medicare beneficiaries and Medicaid recipients. These annual cost reports are subject to routine audits which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits are used for determining if any under- or over-payments were made to these programs and to set payment levels for future years. Medicare also makes retroactive adjustments to payments for certain low-income patients after comparing subsequently published statistical data from CMS to the cost report data. We cannot predict what retroactive adjustments, if any, will be made, but we do not anticipate such adjustments would have a material impact on our financial position, results of operations, and cash flows.

Regulation

The healthcare industry in general is subject to significant federal, state, and local regulation that affects our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our hospitals, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth.

Our facilities provide the medical, nursing, therapy, and ancillary services required to comply with local, state, and federal regulations, as well as, for most facilities, accreditation standards of The Joint Commission (formerly known as the Joint Commission on Accreditation of Healthcare Organizations) and, for some facilities, the Commission on Accreditation of Rehabilitation Facilities.

We maintain a comprehensive compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. The program is intended to monitor and raise awareness of various regulatory issues among employees and to emphasize the importance of complying with governmental laws and regulations. As part of the compliance program, we provide annual compliance training to our employees and encourage all employees to report any violations to their supervisor, or a toll-free telephone hotline.

Licensure and Certification

Healthcare facility construction and operation are subject to numerous federal, state, and local regulations relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, acquisition and dispensing of pharmaceuticals and controlled substances, infection control, maintenance of adequate records and patient privacy, fire prevention, and compliance with building codes and environmental protection laws. Our hospitals are subject to periodic inspection and other reviews by governmental and non-governmental certification authorities to ensure continued compliance with the various standards necessary for facility licensure. All of our inpatient hospitals are currently required to be licensed.

In addition, hospitals must be certified by CMS to participate in the Medicare program and generally must be certified by Medicaid state agencies to participate in Medicaid programs. Once certified by Medicare, hospitals undergo periodic on-site surveys and revalidations in order to maintain their certification. All of our inpatient hospitals participate in the Medicare program.

Failure to comply with applicable certification requirements may make our hospitals ineligible for Medicare or Medicaid reimbursement. In addition, Medicare or Medicaid may seek retroactive reimbursement from noncompliant facilities or otherwise impose sanctions on noncompliant facilities. Non-governmental payors often have the right to terminate provider contracts if a facility loses its Medicare or Medicaid certification.

The 2010 Healthcare Reform Laws added new screening requirements and associated fees for all Medicare providers. The screening must include a licensure check and may include other procedures such as fingerprinting, criminal background checks, unscheduled and unannounced site visits, database checks, and other screening procedures prescribed by CMS.

We have developed operational systems to oversee compliance with the various standards and requirements of the Medicare program and have established ongoing quality assurance activities; however, given the complex nature of governmental healthcare regulations, there can be no assurance Medicare, Medicaid, or other regulatory authorities will not allege instances of noncompliance. A determination by a regulatory authority that a facility is not in compliance with applicable requirements could also lead to the assessment of fines or other penalties, loss of licensure, and the imposition of requirements that an offending facility takes corrective action.

Certificates of Need

In some states and U.S. territories where we operate, the construction or expansion of facilities, the acquisition of existing facilities, or the introduction of new beds or services may be subject to review by and prior approval of state regulatory bodies under a "certificate of need" or "CON" law. As of December 31, 2012, approximately 49% of our licensed beds are located in states or U.S. territories that have CON laws. CON laws often require a reviewing agency to determine the public need for additional or expanded healthcare facilities and services. These laws generally require approvals for capital expenditures involving inpatient rehabilitation hospitals, if such capital expenditures exceed certain thresholds. In addition, CON laws in some states require us to abide by certain charity care commitments as a condition for approving a certificate of need. Any time a CON is required, we must obtain it before acquiring, opening, reclassifying, or expanding a healthcare facility or starting a new healthcare program.

We potentially face opposition any time we initiate a certificate of need project or seek to acquire an existing facility or CON. This opposition may arise either from competing national or regional companies or from local hospitals or other providers which file competing applications or oppose the proposed CON project. Opposition to our applications may delay or prevent our future addition of beds or hospitals in given markets or increase our costs in seeking those additions. The necessity for these approvals serves as a barrier to entry and has the potential to limit competition, including in markets where we hold a CON and a competitor is seeking an approval. We have generally been successful in obtaining CONs or similar approvals when required, although there can be no assurance we will achieve similar success in the future and the likelihood of success varies by state.

False Claims

The federal False Claims Act prohibits the knowing presentation of a false claim to the United States government and provides for penalties equal to three times the actual amount of any overpayments plus up to $11,000 per claim. In addition, the False Claims Act allows private persons, known as "relators," to file complaints under seal and provides a period of time for the government to investigate such complaints and determine whether to intervene in them and take over the handling of all or part of such complaints. Because we perform thousands of similar procedures a year for which we are reimbursed by Medicare and other federal payors and there is a relatively long statute of limitations, a billing error or cost reporting error could result in significant civil or criminal penalties under the False Claims Act. Many states have also adopted similar laws relating to state government payments for healthcare services. The 2010 Healthcare Reform Laws amended the federal False Claims Act to expand the definition of false claim, to make it easier for the government to initiate and conduct investigations, to enhance the monetary reward to relators where prosecutions are ultimately successful, and to extend the statute of limitations on claims by the government. For additional discussion, see Item 1A, *Risk Factors*, and Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Relationships with Physicians and Other Providers

Anti-Kickback Law. Various state and federal laws regulate relationships between providers of healthcare services, including management or service contracts and investment relationships. Among the most important of these restrictions is a federal law prohibiting the offer, payment, solicitation, or receipt of remuneration by individuals or entities to induce referrals of patients for services reimbursed under the Medicare or Medicaid programs (the "Anti-Kickback Law"). The 2010 Healthcare Reform Laws amended the federal Anti-Kickback Law to provide that proving violations of this law does not require proving actual knowledge or specific intent to commit a violation. Another amendment made it clear that Anti-Kickback Law violations can be the basis for claims under the False Claims Act. These changes and those described above related to the False Claims Act, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. In addition to standard federal criminal and civil sanctions, including imprisonment and penalties of up to $50,000 for each violation plus tripled damages for improper claims, violators of the Anti-Kickback Law may be subject to exclusion from the Medicare and/or Medicaid programs. In 1991, the HHS-OIG issued regulations describing compensation arrangements that are not viewed as illegal remuneration under the Anti-Kickback Law. Those regulations provide for certain safe harbors for identified types of compensation arrangements that, if fully complied with, assure participants in the particular arrangement that the HHS-OIG will not treat that participation as a criminal offense under the Anti-Kickback Law or as the basis for an exclusion from the Medicare and Medicaid programs or the imposition of civil sanctions. Failure to fall within a safe harbor does not constitute a violation of the Anti-Kickback Law, but the HHS-OIG has indicated failure to fall within a safe harbor may subject an arrangement to increased scrutiny. A violation of the Anti-Kickback Law by us or one or more of our partnerships could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.

Some of our rehabilitation hospitals are owned through joint ventures with institutional healthcare providers that may be in a position to make or influence referrals to our hospitals. In addition, we have a number of relationships with physicians and other healthcare providers, including management or service contracts. Some of these investment relationships and contractual relationships may not meet all of the regulatory requirements to fall within the protection offered by a relevant safe harbor. Despite our compliance and monitoring efforts, there can be no assurance violations of the Anti-Kickback Law will not be asserted in the future, nor can there be any assurance that our defense against any such assertion would be successful.

For example, we have entered into agreements to manage our hospitals that are owned by partnerships. Most of these agreements incorporate a percentage-based management fee. Although there is a safe harbor for personal services and management contracts, this safe harbor requires, among other things, the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fee may be based on a percentage of revenues, the fee arrangement may not meet this requirement. However, we believe our management arrangements satisfy the other requirements of the safe harbor for personal services and management contracts and comply with the Anti-Kickback Law.

Physician Self-Referral Law. The federal law commonly known as the "Stark law" and CMS regulations promulgated under the Stark law prohibit physicians from making referrals for "designated health services" including inpatient and outpatient hospital services, physical therapy, occupational therapy, or radiology services, to an entity in which the physician (or an immediate family member) has an investment interest or other financial relationship, subject to certain exceptions. The Stark law also prohibits those entities from filing claims or billing for those referred services. Violators of the Stark law and regulations may be subject to recoupments, civil monetary sanctions (up to $15,000 for each violation and assessments up to three times the amount claimed for each prohibited service) and exclusion from any federal, state, or other governmental healthcare programs. The statute also provides a penalty of up to $100,000 for a circumvention scheme. There are statutory exceptions to the Stark law for many of the customary financial arrangements between physicians and providers, including personal services contracts and leases. However, in order to be afforded protection by a Stark law exception, the financial arrangement must comply with every requirement of the applicable exception.

Under the 2010 Healthcare Reform Laws, the exception to the Stark law that currently permits physicians to refer patients to hospitals in which they have an investment or ownership interest has been dramatically limited by providing that only physician-owned hospitals with a provider agreement in place on December 31, 2010 are exempt from the general ban on self-referral. Existing physician-owned hospitals are prohibited from increasing the physician ownership percentage in the hospital after March 23, 2010. Additionally, physician-owned hospitals are prohibited from increasing the number of licensed beds after March 23, 2010, except when certain market and regulatory approval conditions are met. Currently, we have no hospitals that would be considered physician-owned under this law.

CMS has issued several phases of final regulations implementing the Stark law. While these regulations help clarify the requirements of the exceptions to the Stark law, it is unclear how the government will interpret many of these exceptions for enforcement purposes. Recent changes to the regulations implementing the Stark law further restrict the types of arrangements that facilities and physicians may enter, including additional restrictions on certain leases, percentage compensation arrangements, and agreements under which a hospital purchases services "under arrangements." We may be required to restructure or unwind some of our arrangements because of these changes. Because many of these laws and their implementing regulations are relatively new, we do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. We attempt to structure our relationships to meet an exception to the Stark law, but the regulations implementing the exceptions are detailed and complex. Accordingly, we cannot assure that every relationship complies fully with the Stark law.

Additionally, no assurances can be given that any agency charged with enforcement of the Stark law and regulations might not assert a violation under the Stark law, nor can there be any assurance that our defense against any such assertion would be successful or that new federal or state laws governing physician relationships, or new interpretations of existing laws governing such relationships, might not adversely affect relationships we have established with physicians or result in the imposition of penalties on us or on particular HealthSouth hospitals. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.

HIPAA

The Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," broadened the scope of certain fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. Penalties for violations of HIPAA include civil and criminal monetary penalties.

HIPAA and related HHS regulations contain certain administrative simplification provisions that require the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. HIPAA regulations also regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper, or orally. The regulations provide patients with significant rights related to understanding and controlling how their health information is used or disclosed and require healthcare providers to implement administrative, physical, and technical practices to protect the security of individually identifiable health information that is maintained or transmitted electronically.

With the enactment of the Health Information Technology for Economic and Clinical Health ("HITECH") Act as part of the American Recovery and Reinvestment Act of 2009, the privacy and security requirements of HIPAA have been modified and expanded. The HITECH Act applies certain of the HIPAA privacy and security requirements directly to business associates of covered entities. The modifications to existing HIPAA requirements include: expanded accounting requirements for electronic health records, tighter restrictions on marketing and fundraising, and heightened penalties and enforcement associated with noncompliance. Significantly, the HITECH Act also establishes new mandatory federal requirements for notification of breaches of security involving protected health information. HHS is responsible for enforcing the requirement that covered entities notify any individual whose protected health information has been improperly acquired, accessed, used, or disclosed. In certain cases, notice of a breach is required to be made to HHS and media outlets. The heightened penalties for noncompliance range from $100 to $50,000 for single incidents to $25,000 to $1,500,000 for multiple identical violations. In the event of violations due to willful neglect that are not corrected within 30 days, penalties are not subject to a statutory maximum. Willful neglect includes the failure to conduct a security risk assessment or adequately implement HIPAA compliance policies.

On January 17, 2013, HHS Office for Civil Rights issued a final rule, with a compliance date of September 23, 2013, to implement the HITECH Act and make other modifications to the HIPAA and HITECH regulations. This rule expanded the potential liability for a breach involving protected health information to cover some instances where a subcontractor is responsible for the breaches and that individual or entity was acting within the scope of delegated authority under the related contract or engagement. The final rule generally defines "breach" to mean the acquisition, access, use or disclosure of protected health information in a manner not permitted by the HIPAA privacy standards, which compromises the security or privacy of protected health information. Under the final rule, improper acquisition, access, use, or disclosure is presumed to be a reportable breach, unless the potentially breaching party can demonstrate a low probability that protected health information has been compromised. On the whole, it appears the changes to the breach reporting rules could increase breach reporting in the healthcare industry.

In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. Any actual or perceived violation of privacy-related laws and regulations, including HIPAA and the HITECH Act, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Available Information

Our website address is www.healthsouth.com. We make available through our website the following documents, free of charge: our annual reports (Form 10-K), our quarterly reports (Form 10-Q), our current reports (Form 8-K), and any amendments to those reports promptly after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission. In addition to the information that is available on our website, you may read and copy any materials we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, which includes reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Item 1A. Risk Factors

Our business, operations, and financial position are subject to various risks. Some of these risks are described below, and you should take such risks into account in evaluating HealthSouth or any investment decision involving HealthSouth. This section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of certain material risk factors. More detailed information concerning other risk factors as well as those described below is contained in other sections of this annual report.

Reductions or changes in reimbursement from government or third-party payors and other legislative and regulatory changes affecting our industry could adversely affect our operating results.

We derive a substantial portion of our *Net operating revenues* from the Medicare program. See Item 1, *Business*, "Sources of Revenues," for a table identifying the sources and relative payor mix of our revenues. Historically, Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in pricing roll-backs or freezes or reimbursement reductions.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (the "PPACA") and the Health Care and Education Reconciliation Act of 2010, which amended the PPACA (together, the "2010 Healthcare Reform Laws"). Many provisions within the 2010 Healthcare Reform Laws have impacted or could in the future impact our business, including: (1) reducing annual market basket updates to providers, which include annual productivity adjustment reductions; (2) the possible combining, or "bundling," of reimbursement for a Medicare beneficiary's episode of care at some point in the future; (3) implementing a voluntary program for accountable care organizations ("ACOs"); and (4) creating an Independent Payment Advisory Board.

Most notably for us, these laws include a reduction in annual market basket updates to hospitals. In accordance with Medicare laws and statutes, the United States Centers for Medicare and Medicaid Services ("CMS") makes annual adjustments to Medicare reimbursement rates by what is commonly known as a "market basket update." The reductions in our annual market basket updates continue through 2019 for each CMS fiscal year, which for us begins October 1, as follows:

2013	2014	2015-16	2017-19
0.1%	0.3%	0.2%	0.75%

In addition, the 2010 Healthcare Reform Laws require the market basket update to be reduced by a productivity adjustment on an annual basis. The productivity adjustments equal the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. The productivity adjustment effective from October 1, 2012 to

September 30, 2013 is a decrease to the market basket update of 0.7%. We estimate the adjustment effective October 1, 2013 will be a decrease to the market basket update of approximately 1.0%, but we cannot predict it with certainty.

The 2010 Healthcare Reform Laws also directed the United States Department of Health and Human Services ("HHS") to examine the feasibility of bundling, including conducting a voluntary, multi-year bundling pilot program to test and evaluate alternative payment methodologies. On January 31, 2013, CMS announced the selection of participants in the initial phase of limited-scope, voluntary bundling pilot projects. There will be four project types: acute care only, acute/post-acute, post-acute only, and acute and physician services. In the initial phase, pilot participants along with their provider partners will exchange data with CMS on care patterns and engage in shared learning in how to improve care. The next phase, scheduled to begin in July 2013, will require participants in that phase, pending contract finalization and completion of the standard CMS program integrity reviews, to take on financial risk for episodes of care. Per the announcement, CMS selected as participants a small number of acute care hospitals with which we have relationships. Therefore, we expect to be part of the related bundling projects as a post-acute rehabilitation provider. We will continue to evaluate on a case by case basis the appropriateness of bundling opportunities for our hospitals and patients.

Similarly, the 2010 Healthcare Reform Laws required CMS to start a voluntary program by January 1, 2012 for ACOs, in which hospitals, physicians and other care providers develop entities to pursue the delivery of coordinated healthcare on a more efficient, patient-centered basis. Conceptually, ACOs will receive a portion of any savings generated above a certain threshold from care coordination as long as benchmarks for the quality of care are maintained. In October 2011, CMS issued the final rules establishing the voluntary ACO program. These rules are extremely complex and remain subject to further refinement by CMS. As with bundling, we are currently evaluating on a case by case basis appropriate participation opportunities in the ACO pilots for our hospitals and patients. We have expressed interest in participating in several ACOs but, to date, have not entered into any participation agreements.

Another provision of these laws establishes an Independent Payment Advisory Board that is charged with presenting proposals, beginning in 2014, to Congress to reduce Medicare expenditures upon the occurrence of Medicare expenditures exceeding a certain level. However, due to the market basket reductions that are also part of these laws (as discussed above), certain healthcare providers, including HealthSouth, will not be subject to payment reduction proposals developed by this board and presented to Congress through 2019. While we may not be subject to payment reduction proposals by this board for a period of time, based on the scope of this board's directive to reduce Medicare expenditures and the significance of Medicare as a payor to us, other decisions made by this board may adversely impact our results of operations.

Given the complexity and the number of changes in these laws, we cannot predict their ultimate impact. However, we believe the above provisions are the issues with the greatest potential impact on us.

The 2010 Healthcare Reform Laws include other provisions that could adversely affect us as well. They include the expansion of the federal Anti-Kickback Law and the False Claims Act that, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. Changes include increased resources for enforcement, lowered burden of proof for the government in healthcare fraud matters, expanded definition of claims under the False Claims Act, enhanced penalties, and increased rewards for relators in successful prosecutions. CMS may also suspend payment for claims prospectively if, in its opinion, credible allegations of fraud exist. The initial suspension period may be up to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the HHS Office of Inspector General or the United States Department of Justice (the "DOJ"). Any such suspension would adversely impact our financial position, results of operations, and cash flows.

Further, under the 2010 Healthcare Reform Laws, CMS established new quality data reporting, effective October 1, 2012, for all inpatient rehabilitation facilities ("IRFs"). Beginning October 1, 2014, and each subsequent fiscal year thereafter, failure to submit the required quality data will result in a two percentage point reduction to the applicable facility's annual market basket increase factor for payments made for discharges occurring during that fiscal year. Our hospitals began submitting quality data to CMS in October 2012. For additional discussion of general healthcare regulation, see Item 1, *Business*, "Regulatory and Reimbursement Challenges" and "Regulation."

Some states in which we operate have also undertaken, or are considering, healthcare reform initiatives that address similar issues. While many of the stated goals of the federal and state reform initiatives are consistent with our own goal to provide care that is high-quality and cost-effective, legislation and regulatory proposals may lower reimbursements, increase the cost of compliance, and otherwise adversely affect our business. We cannot predict what healthcare initiatives, if any, will be enacted, implemented or amended, or the effect any future legislation or regulation will have on us.

On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which provided for an automatic 2% reduction of Medicare program payments for all healthcare providers in January 2013. On January 2, 2013, the

President signed into law the American Taxpayer Relief Act of 2012, which delayed this reduction until March 2013, at which time the President must issue an executive order implementing it. We currently estimate this automatic reduction, known as "sequestration," will begin impacting *Net operating revenues* in mid-March 2013 and result in a net decrease in our *Net operating revenues* of approximately $28 million in 2013.

Additionally, concerns held by federal policymakers about the federal deficit and national debt levels, including the statutory cap on the ability to issue debt referred to as the "debt ceiling," could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, or both. We cannot predict what alternative or additional deficit reduction initiatives or Medicare payment reductions, if any, will ultimately be enacted into law, or the timing or effect any such initiatives or reductions will have on us. If enacted, such initiatives or reductions would likely be challenging for all providers, would likely have the effect of limiting Medicare beneficiaries' access to healthcare services, and could have an adverse impact on our financial position, results of operations, and cash flows.

If we are not able to maintain increased case volumes or reduce operating costs to offset any future pricing roll-back, reduction, freeze, or increased costs associated with new regulatory compliance obligations, our operating results could be adversely affected. Our results could be further adversely affected by other changes in laws or regulations governing the Medicare program, as well as possible changes to or expansion of the audit processes conducted by Medicare contractors or Medicare recovery audit contractors. For additional discussion of healthcare reform and other factors affecting reimbursement for our services, see Item 1, *Business*, "Regulatory and Reimbursement Challenges" and "Sources of Revenues—Medicare Reimbursement."

In addition, there are increasing pressures, including as a result of the 2010 Healthcare Reform Laws, from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and nongovernmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Our third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us. We could be adversely affected in some of the markets where we operate if the auditing payor alleges that substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.

Competition for staffing, shortages of qualified personnel, union activity or other factors may increase our labor costs and reduce profitability.

Our operations are dependent on the efforts, abilities, and experience of our medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses, and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified personnel responsible for the daily operations of each of our hospitals. In some markets, the lack of availability of medical personnel is a significant operating issue facing all healthcare providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate.

If our labor costs increase, we may not experience reimbursement rate increases to offset these additional costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased labor costs is limited. In particular, if labor costs rise at an annual rate greater than our net annual market basket update from Medicare, our results of operations and cash flows will be adversely affected. Conversely, decreases in reimbursement revenues, such as with sequestration, may limit our ability to increase compensation or benefits to the extent necessary to retain key employees, in turn increasing our turnover and associated costs. Union activity is another factor that may contribute to increased labor costs. Our failure to recruit and retain qualified medical personnel, or to control our labor costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Compliance with the extensive laws and government regulations applicable to healthcare providers requires substantial time, effort and expense, and if we fail to comply with them, we could suffer penalties or be required to make significant changes to our operations.

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation;
- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);
- coding and billing for services;
- requirements of the 60% compliance threshold under the 2007 Medicare Act;
- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;
- quality of medical care;
- use and maintenance of medical supplies and equipment;
- maintenance and security of patient information and medical records;
- acquisition and dispensing of pharmaceuticals and controlled substances; and
- disposal of medical and hazardous waste.

In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements. For additional discussion of certain important healthcare laws and regulations, see Item 1, *Business*, "Sources of Revenue—Medicare Reimbursement" and "Regulation."

Although we have invested, and will continue to invest, substantial time, effort, and expense in implementing and maintaining internal controls and procedures designed to ensure regulatory compliance, if we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs, which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement. Because Medicare comprises a significant portion of our *Net operating revenues*, it is important for us to remain compliant with the laws and regulations governing the Medicare program and related matters including anti-kickback and anti-fraud requirements. As discussed above in connection with the 2010 Healthcare Reform Laws, the federal government has in the last couple of years made fighting healthcare fraud one of the top law enforcement priorities. In the past few years, the DOJ and HHS as well as federal lawmakers have significantly increased efforts to combat healthcare fraud. In recent years, the DOJ has pursued and recovered a record amount of taxpayer dollars lost to healthcare fraud. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation.

Our hospitals face national, regional, and local competition for patients from other healthcare providers.

We operate in a highly competitive industry. Although we are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated and discharged, revenues, and number of hospitals, in any particular market we may encounter competition from local or national entities with longer operating histories or other competitive advantages. There can be no assurance this competition, or other competition which we may encounter in the future, will not adversely affect our business, financial position, results of operations, or cash flows. In addition, from time to time, there are efforts in states with certificate of need laws to weaken those laws, which could potentially increase competition in those states. Conversely, competition and statutory procedural requirements in some certificate of need states may inhibit our ability to expand our operations.

We may have difficulty completing acquisitions, investments, joint ventures or de novo developments consistent with our growth strategy, or we may make investments or acquisitions or enter into joint ventures that may be unsuccessful and could expose us to unforeseen liabilities.

We selectively pursue strategic acquisitions of, investments in, and joint ventures with rehabilitative healthcare providers and, in the longer term, may do so with other complementary post-acute healthcare operations. We may face limitations on our ability to identify sufficient acquisition targets to meet goals or projections. Acquisitions identified and completed may involve material cash expenditures, debt incurrence, operating losses, amortization of certain intangible assets of acquired companies, issuances of equity securities, and expenses that could affect our business, financial position, results of operations and liquidity. Acquisitions, investments, and joint ventures involve numerous risks, including:

- limitations, including state certificates of need as well as CMS and other regulatory approval requirements, on our ability to complete such acquisitions, particularly those involving not-for-profit providers, on terms, timetables, and valuations reasonable to us;
- limitations in obtaining financing for acquisitions at a cost reasonable to us;
- difficulties integrating acquired operations, personnel, and information systems, and in realizing projected revenues, efficiencies and cost savings, or returns on invested capital;
- entry into markets, businesses or services in which we may have little or no experience;
- diversion of business resources or management's attention from ongoing business operations; and
- exposure to undisclosed or unforeseen liabilities of acquired operations, including liabilities for failure to comply with healthcare laws and anti-trust considerations in specific markets.

In addition to those development activities, we intend to build new, or de novo, inpatient rehabilitation hospitals. The construction of new hospitals involves numerous risks, including the receipt of all zoning and other regulatory approvals, such as a certificate of need where necessary, construction delays and cost over-runs. Once built, new hospitals must undergo the state and Medicare certification process. We may be unable to operate newly constructed hospitals as profitably as expected, and those hospitals may involve significant additional cash expenditures and operating expenses that could, in the aggregate, have an adverse effect on our business, financial position, results of operations, and cash flows.

We are a defendant in various lawsuits, and may be subject to liability under *qui tam* cases, the outcome of which could have a material adverse effect on us.

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. We are a defendant in a number of lawsuits, and the material lawsuits are discussed in Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements. Substantial damages and other remedies assessed against us or settlements agreed to could have a material adverse effect on our business, financial position, results of operations, and cash flows. Additionally, the costs of defending litigation and investigations, even if frivolous or nonmeritorious, could be significant.

We insure a substantial portion of our professional liability, general liability, and workers' compensation liability risks through our captive insurance subsidiary, as discussed further in Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements. Changes in the number of these liability claims and the cost to resolve them impact the reserves for these risks. A variance between our estimated and actual number of claims or average cost per claim could have a material impact, either favorable or unfavorable, on the adequacy of the reserves for these liability risks, which could have an effect on our financial position and results of operations.

The proper function, availability, and security of our information systems is critical to our business.

We are dependent on the proper function, availability and security of our information systems, including our new electronic clinical information system which plays a substantial role in the operations of the hospitals in which it is installed. We undertake substantial measures to protect the safety and security of our information systems and the data maintained within those systems, and we regularly test the adequacy of our security and disaster recovery measures. We have installed privacy protection systems and devices on our network and electronic devices in an attempt to prevent unauthorized access to that data, which includes patient information subject to the protections of the Health Insurance Portability and Accountability Act of 1996 and the Health Information Technology for Economic and Clinical Health Act. For additional discussion of these laws, see Item 1, *Business*, "Regulation." As part of our efforts, we may be required to expend significant capital to protect against the threat of security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data and personally identifiable information stored in our information systems and the introduction of computer malware to our systems. However, there can be no assurance our safety and security measures or our disaster recovery plan will detect and prevent security breaches in a timely manner or otherwise prevent damage or interruption of our systems and operations. We may be vulnerable to losses associated with the improper functioning, security breach or unavailability of our information systems. We may be held liable to our patients and regulators, which could result in fines, litigation, or negative publicity. Failure to maintain proper function, security, and availability of our information systems could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our electronic clinical information system is subject to a licensing, implementation, technology hosting, and support agreement with Cerner Corporation. In June 2011, we entered into an agreement with Cerner to begin a company-wide implementation of this system in 2012. Our inability, or the inability of Cerner, to continue to maintain and upgrade our information systems, software, and hardware could disrupt or reduce the efficiency of our operations. In addition, costs, unexpected problems, and interruptions associated with the implementation or transition to new systems or technology or with adequate support of those systems or technology across multiple hospitals could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Successful execution of our current business plan depends on our key personnel.

The success of our current business plan depends in large part upon the leadership and performance of our executive management team and key employees and our ability to retain and motivate these individuals. We rely upon their ability, expertise, judgment, discretion, integrity and good faith. There can be no assurance that we will retain our key executives and employees or that we can attract or retain other highly qualified individuals in the future. If we lose key personnel, we may be unable to replace them with personnel of comparable experience in, or knowledge of, the healthcare provider industry or our specific post-acute segment. The loss of the services of any of these individuals could prevent us from successfully executing our business plan and could have a material adverse affect on our business and results of operations.

Our leverage or level of indebtedness may have negative consequences for our business, and we may incur additional indebtedness in the future.

Although we have reduced our outstanding long-term debt substantially in recent years, we still had approximately $1.2 billion of long-term debt outstanding (including that portion of long-term debt classified as current and excluding $71.9 million in capital leases) as of December 31, 2012. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. Subject to specified limitations, our credit agreement and the indentures governing our senior notes permit us and our subsidiaries to incur material additional debt. If new debt is added to our current debt levels, the risks described here could intensify.

Our indebtedness could have important consequences, including:

- limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes;
- making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;
- placing us at a competitive disadvantage compared with competing providers that have less debt; and
- exposing us to risks inherent in interest rate fluctuations for outstanding amounts under our credit facility, which could result in higher interest expense in the event of increases in interest rates.

We are subject to contingent liabilities, prevailing economic conditions, and financial, business, and other factors beyond our control. Although we expect to make scheduled interest payments and principal reductions, we cannot assure you changes in our business or other factors will not occur that may have the effect of preventing us from satisfying obligations under our debt instruments. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets we deem necessary to our business. We cannot assure you any of these measures would be possible or any additional financing could be obtained.

The restrictive covenants in our credit agreement and the indentures governing our senior notes could affect our ability to execute aspects of our business plan successfully.

The terms of our credit agreement and the indentures governing our senior notes do, and our future debt instruments may, contain various provisions that limit our ability and the ability of certain of our subsidiaries to, among other things:

- incur or guarantee indebtedness;
- pay dividends on, or redeem or repurchase, our capital stock; or repay, redeem or repurchase our subordinated obligations;
- issue or sell certain types of preferred stock;
- make investments;
- incur obligations that restrict the ability of our subsidiaries to make dividends or other payments to us;
- sell assets;
- engage in transactions with affiliates;
- create certain liens;
- enter into sale/leaseback transactions; and
- merge, consolidate, or transfer all or substantially all of our assets.

These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. For additional discussion of our material debt covenants, see the "Liquidity and Capital Resources" section of Item 7, *Management Discussion and Analysis of Financial Condition and Results of Operations*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

In addition, our credit agreement requires us to maintain specified financial ratios and satisfy certain financial condition tests. See the "Liquidity and Capital Resources" section of Item 7, *Management Discussion and Analysis of Financial Condition and Results of Operations*, and Note 8, *Long-term Debt* to the accompanying consolidated financial statements. Although we remained in compliance with the financial ratios and financial condition tests as of December 31, 2012, we cannot assure you we will continue to do so. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. A severe downturn in earnings or, if we have outstanding borrowings under our credit facility at the time, a rapid increase in interest rates could impair our ability to comply with those financial ratios and financial condition tests and we may need to obtain waivers from the required proportion of the lenders to avoid being in default. If we try to obtain a waiver or other relief from the required lenders, we may not be able to obtain it or such relief might have a material cost to us or be on terms less favorable than those in our existing debt. If a default occurs, the lenders could exercise their rights, including declaring all the funds borrowed (together with accrued and unpaid interest) to be immediately due and payable, terminating their commitments or instituting foreclosure proceedings against our assets, which, in turn, could cause the default and acceleration of the maturity of our other indebtedness. A breach of any other restrictive covenants contained in our credit agreement or the indentures governing our senior notes would also (after giving effect to applicable grace periods, if any) result in an event of default with the same outcome.

As of December 31, 2012, approximately 75% of our consolidated *Property and equipment, net* held by HealthSouth Corporation and its guarantor subsidiaries was pledged to the lenders under our credit agreement. See Note 8, *Long-term Debt*, and Note 21, *Condensed Consolidating Financial Information*, to the accompanying consolidated financial statements, and Item 2, *Properties*.

Uncertainty in the credit markets could adversely affect our ability to carry out our development objectives.

The global and sovereign credit markets experienced significant disruptions in recent years, and economic conditions remained volatile in 2012, resulting in unsettled credit markets. Future market shocks could result in reductions in the availability of certain types of debt financing, including access to revolving lines of credit. Future business needs combined with market conditions at the time may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly. Tight credit markets, such as might result from further turmoil in the sovereign debt markets, would likely make additional financing more expensive and difficult to obtain. The inability to obtain additional financing could have a material adverse effect on our financial condition or our growth opportunities.

As a result of credit market uncertainty, we also face potential exposure to counterparties who may be unable to adequately service our needs, including the ability of the lenders under our credit agreement to provide liquidity when needed. We monitor the financial strength of our depositories, creditors, and insurance carriers using publicly available information, as well as qualitative inputs.

We may not be able to fully utilize our net operating loss carryforwards.

As of December 31, 2012, we had an unused federal net operating loss carryforward ("NOL") of approximately $340 million (approximately $1.0 billion on a gross basis) and state NOLs of approximately $93 million. Such losses expire in various amounts at varying times through 2031. Unless they expire, these NOLs may be used to offset future taxable income and thereby reduce our income taxes otherwise payable. While we believe we will be able to use a substantial portion of these tax benefits before they expire, no such assurances can be provided. For further discussion of our NOLs, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 17, *Income Taxes*, to the accompanying consolidated financial statements.

As of December 31, 2012, we maintained a valuation allowance of approximately $40 million against our deferred tax assets. At the state jurisdiction level, based on the weight of the available evidence including our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods in each applicable tax jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies, we determined it was necessary to maintain a valuation allowance due to uncertainties related to our ability to utilize a portion of the deferred tax assets, primarily related to state NOLs, before they expire. The amount of the valuation allowance has been determined for each tax jurisdiction based on the weight of all available evidence, as described above, including management's estimates of taxable income for each jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable.

If management's expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to increase our valuation allowance, or reverse amounts recorded currently in the valuation allowance, for all or a portion of our deferred tax assets. Similarly, future adjustments to our valuation allowance may be necessary if the timing of future tax deductions is different than currently expected. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

Section 382 of the Internal Revenue Code ("Section 382") imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOLs to reduce its tax liability. An "ownership change" is generally defined as any change in ownership of more than 50% of a corporation's "stock" by its "5-percent shareholders" (as defined in Section 382) over a rolling three-year period based upon each of those shareholder's lowest percentage of stock owned during such period. It is possible that future transactions, not all of which would be within our control, could cause us to undergo an ownership change as defined in Section 382. In that event, we would not be able to use our pre-ownership-change NOLs in excess of the limitation imposed by Section 382. At this time, we do not believe these limitations will affect our ability to use any NOLs before they expire. However, no such assurances can be provided. If we are unable to fully utilize our NOLs to offset taxable income generated in the future, our results of operations and cash flows could be materially and negatively impacted. Additionally, the imposition of an annual limit could result in it taking longer to utilize our NOLs, which would adversely affect the present value of those tax assets.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We maintain our principal executive office at 3660 Grandview Parkway, Birmingham, Alabama. We occupy those office premises under a long-term lease which expires in 2018 and includes options for us, at our discretion, to renew the lease for up to ten years in total beyond that date.

In addition to our principal executive office, as of December 31, 2012, we leased or owned through various consolidated entities 124 business locations to support our operations. Our hospital leases, which represent the largest portion of our rent expense, customarily have initial terms of 10 to 30 years. Most of our leases contain one or more options to extend the lease period for five additional years for each option. Our consolidated entities are generally responsible for property taxes, property and casualty insurance, and routine maintenance expenses, particularly in our leased hospitals. Other than our principal executive offices, no other individual property is materially important.

The following table sets forth information regarding our hospital properties (excluding the two hospitals that have 151 licensed beds and operate as joint ventures which we account for using the equity method of accounting) as of December 31, 2012:

		Number of Hospitals			
State	Licensed Beds	Building and Land Owned	Building Owned and Land Leased	Building and Land Leased	Total
Alabama *	371	1	2	3	6
Arizona	335	1	1	3	5
Arkansas	267	2	1	1	4
California	114	1	—	1	2
Colorado	64	—	—	1	1
Florida *	803	6	1	3	10
Illinois *	55	—	1	—	1
Indiana	80	—	—	1	1
Kansas	242	1	—	2	3
Kentucky *	80	1	1	—	2
Louisiana	47	1	—	—	1
Maine *	100	—	—	1	1
Maryland *	54	1	—	—	1
Massachusetts *	53	—	—	1	1
Missouri*	156	—	2	—	2
Nevada	219	2	—	1	3
New Hampshire *	50	—	1	—	1
New Jersey *	220	1	1	1	3
New Mexico	87	1	—	—	1
Ohio	40	—	—	1	1
Pennsylvania	774	3	—	6	9
Puerto Rico*	72	—	—	2	2
South Carolina *	338	1	4	—	5
Tennessee *	370	3	3	—	6
Texas	1,063	11	2	2	15
Utah	84	1	—	—	1
Virginia *	260	2	1	3	6
West Virginia *	258	1	3	—	4
	6,656	41	24	33	98

* Certificate of need state or U.S. territory

Our obligations under our existing credit agreement are secured by substantially all of (1) the real property owned by us and our subsidiary guarantors as of August 10, 2012, the date of that agreement, and (2) the current and future personal property owned by us and our subsidiary guarantors. We and the subsidiary guarantors entered into mortgages with respect to most of our material real property that we owned as of August 10, 2012 (excluding real property subject to preexisting liens and/or mortgages) to secure our obligations under the credit agreement. For additional information about our credit agreement, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Our principal executive office, hospitals, and other properties are suitable for their respective uses and are, in all material respects, adequate for our present needs. Information regarding the utilization of our licensed beds and other operating statistics can be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 3. Legal Proceedings

Information relating to certain legal proceedings in which we are involved is included in Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, which is incorporated herein by reference.

Item 4. Mine and Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Shares of our common stock trade on the New York Stock Exchange under the ticker symbol "HLS." The following table sets forth the high and low sales prices per share for our common stock as reported on the NYSE from January 1, 2011 through December 31, 2012.

	High	Low
2011		
First Quarter	$ 25.38	$ 20.78
Second Quarter	28.50	23.38
Third Quarter	27.16	14.07
Fourth Quarter	19.55	13.65
2012		
First Quarter	$ 21.53	$ 16.55
Second Quarter	23.35	18.44
Third Quarter	24.99	20.99
Fourth Quarter	24.39	19.85

Holders

As of February 12, 2013, there were 95,488,898 shares of HealthSouth common stock issued and outstanding, net of treasury shares, held by approximately 9,817 holders of record.

Dividends

We have never paid cash dividends on our common stock, but we believe our current financial position would allow us to do so. At this time, we are considering dividends but do not currently have authority to declare any. Any future decisions regarding dividends on our common stock would have to be approved at the discretion of our board of directors based on the considerations it deems appropriate at the time. In addition, the terms of our credit agreement (see Note 8, *Long-term Debt,* to the accompanying consolidated financial statements) restrict us from declaring or paying cash dividends on our common stock unless: (1) we are not in default under our credit agreement and (2) the amount of the dividend, when added to the aggregate amount of prior dividends and other defined "restricted payments" previously made, does not exceed $200 million, which amount is subject to increase by accumulated excess cash flows over time (approximately $185 million as of December 31, 2012).

Our preferred stock generally provides for the payment of cash dividends subject to certain limitations. See Note 11, *Convertible Perpetual Preferred Stock*, to the accompanying consolidated financial statements.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K is provided under Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*, "Equity Compensation Plans," and incorporated here by reference.

Purchases of Equity Securities

The following table summarizes our repurchases of equity securities during the three months ended December 31, 2012:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs[1]
October 1 through October 31, 2012	2,433 [2]	$ 24.00	—	$ 125,000,000
November 1 through November 30, 2012	—	—	—	125,000,000
December 1 through December 31, 2012	1,465 [3]	21.11	—	125,000,000
Total	3,898	22.91	—	

(1) On October 27, 2011, we announced that our board of directors authorized the repurchase of up to $125 million of our common stock. During the three months ended December 31, 2012, there were no repurchases of our common stock under this authorization. On February 15, 2013, our board of directors approved an increase in this common stock repurchase authorization from $125 million to $350 million. We intend to pursue a tender offer for our common stock for up to the full amount of this authorization. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. Repurchases under this authorization, if any, are expected to be funded using cash on hand and availability under our revolving credit facility. For further discussion of this repurchase authorization, see the "Liquidity and Capital Resources – Stock Repurchase Authorization" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this report.

(2) These shares were purchased pursuant to previous elections by one or more members of our board of directors to participate in our Directors' Deferred Stock Investment Plan. This plan is a nonqualified deferral plan allowing nonemployee directors to make advance elections to defer a fixed percentage of their director fees. The plan administrator acquires the shares in the open market which are then held in a rabbi trust. The directors' rights to the shares are nonforfeitable, but the shares are only released to the directors after departure from our board.

(3) These shares were tendered by employees as payment of tax liability incident to the vesting of previously awarded shares of restricted stock.

Company Stock Performance

Set forth below is a line graph comparing the total returns of our common stock, the Standard & Poor's 500 Index ("S&P 500"), and the S&P Health Care Services Select Industry Index ("SPSIHP"), an equal-weighted index of at least 22 companies in healthcare services that are also part of the S&P Total Market Index and subject to float-adjusted market capitalization and liquidity requirements. Our compensation committee has in prior years used the SPSIHP as a benchmark for a portion of the awards under our long-term incentive program. The graph assumes $100 invested on December 31, 2007 in our common stock and each of the indices. We did not pay dividends during that time period.

The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such filing.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of HealthSouth's common stock. Research Data Group, Inc. provided us with the data for the indices presented below. We assume no responsibility for the accuracy of the indices' data, but we are not aware of any reason to doubt its accuracy.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among HealthSouth Corporation, the S&P 500 Index, and the S&P Health Care Services Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
HealthSouth Corp.
S&P 500
S&P Health Care Services

	For the Year Ended December 31,					
	Base Period	Cumulative Total Return				
Company/Index Name	2007	2008	2009	2010	2011	2012
HealthSouth	100.00	52.19	89.38	98.62	84.14	100.52
Standard & Poor's 500 Index	100.00	63.00	79.67	91.67	93.61	108.59
S&P Health Care Services Select Industry Index	100.00	83.11	116.95	126.46	116.65	140.42

Item 6. Selected Financial Data

We derived the selected historical consolidated financial data presented below for the years ended December 31, 2012, 2011, and 2010 from our audited consolidated financial statements and related notes included elsewhere in this filing. We derived the selected historical consolidated financial data presented below for the years ended December 31, 2009 and 2008, as adjusted for discontinued operations and the reclassifications discussed in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements, from our consolidated financial statements and related notes included in our Form 10-K for the year ended December 31, 2009. You should refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations,* and the notes to the accompanying consolidated financial statements for additional information regarding the financial data presented below, including matters that might cause this data not to be indicative of our future financial position or results of operations.

	For the Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In Millions, Except per Share Data)				
Statement of Operations Data:					
Net operating revenues	$ 2,161.9	$ 2,026.9	$ 1,877.6	$ 1,784.9	$ 1,701.2
Operating earnings [1][2]	378.7	351.4	295.9	228.7	371.7
Provision for income tax expense (benefit) [3]	108.6	37.1	(740.8)	(2.9)	(69.1)
Income from continuing operations	231.4	205.8	930.7	110.4	249.7
Income from discontinued operations, net of tax [4]	4.5	48.8	9.1	18.4	32.1
Net income	235.9	254.6	939.8	128.8	281.8
Less: Net income attributable to noncontrolling interests	(50.9)	(45.9)	(40.8)	(34.0)	(29.4)
Net income attributable to HealthSouth	185.0	208.7	899.0	94.8	252.4
Less: Convertible perpetual preferred stock dividends	(23.9)	(26.0)	(26.0)	(26.0)	(26.0)
Less: Repurchase of convertible perpetual preferred stock	(0.8)	—	—	—	—
Net income attributable to HealthSouth common shareholders	$ 160.3	$ 182.7	$ 873.0	$ 68.8	$ 226.4
Weighted average common shares outstanding:					
Basic	94.6	93.3	92.8	88.8	83.0
Diluted	108.1	109.2	108.5	103.3	96.4
Earnings per common share:					
Basic earnings per share attributable to HealthSouth common shareholders:					
Continuing operations	$ 1.65	$ 1.42	$ 9.31	$ 0.58	$ 2.34
Discontinued operations	0.04	0.54	0.10	0.19	0.39
Net income	$ 1.69	$ 1.96	$ 9.41	$ 0.77	$ 2.73
Diluted earnings per share attributable to HealthSouth common shareholders:					
Continuing operations	$ 1.65	$ 1.42	$ 8.20	$ 0.58	$ 2.28
Discontinued operations	0.04	0.54	0.08	0.19	0.34
Net income	$ 1.69	$ 1.96	$ 8.28	$ 0.77	$ 2.62
Amounts attributable to HealthSouth:					
Income from continuing operations	$ 180.5	$ 158.8	$ 889.8	$ 77.1	$ 219.9
Income from discontinued operations, net of tax	4.5	49.9	9.2	17.7	32.5
Net income attributable to HealthSouth	$ 185.0	$ 208.7	$ 899.0	$ 94.8	$ 252.4

(1) We define operating earnings as income from continuing operations attributable to HealthSouth before (1) loss on early extinguishment of debt; (2) interest expense and amortization of debt discounts and fees; (3) other income; (4) loss on interest rate swaps; and (5) income tax expense or benefit.

(2) Operating earnings in 2008 included a $121.3 million gain related to a previously disclosed settlement with UBS Securities.

(3) For information related to our *Provision for income tax expense (benefit)*, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 17, *Income Taxes*, to the accompanying consolidated financial statements. During the fourth quarter of 2010, we determined it is more likely than not a substantial portion of our deferred tax assets will be realized in the future and decreased our valuation allowance by $825.4 million through our *Provision for income tax benefit* in our consolidated statement of operations.

(4) *Income from discontinued operations, net of tax* in 2011 included post-tax gains from the sale of five of our long-term acute care hospitals and a settlement related to a previously disclosed audit of unclaimed property. See Note 16, *Assets and Liabilities in and Results of Discontinued Operations*, to the accompanying consolidated financial statements.

	As of December 31,				
	2012	2011	2010	2009	2008
			(In Millions)		
Balance Sheet Data:					
Working capital (deficit)	$ 335.9	$ 178.4	$ 111.0	$ 34.8	$ (63.5)
Total assets	2,423.8	2,271.2	2,372.1	1,681.5	1,998.2
Long-term debt, including current portion	1,253.5	1,254.7	1,511.3	1,662.5	1,813.2
Convertible perpetual preferred stock	342.2	387.4	387.4	387.4	387.4
HealthSouth shareholders' equity (deficit)	291.6	117.0	(85.2)	(974.0)	(1,169.4)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying consolidated financial statements and related notes. This MD&A is designed to provide the reader with information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our consolidated financial statements. See "Cautionary Statement Regarding Forward-Looking Statements" on page ii of this report for a description of important factors that could cause actual results to differ from expected results. See also Item 1A, *Risk Factors*.

Executive Overview

Our Business

We are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated and discharged, revenues, and number of hospitals. While our national network of inpatient hospitals stretches across 27 states and Puerto Rico, our inpatient hospitals are concentrated in the eastern half of the United States and Texas. As of December 31, 2012, we operated 100 inpatient rehabilitation hospitals (including 2 hospitals that operate as joint ventures which we account for using the equity method of accounting), 24 outpatient rehabilitation satellite clinics (operated by our hospitals), and 25 licensed, hospital-based home health agencies. In addition to HealthSouth hospitals, we manage 3 inpatient rehabilitation units through management contracts.

Our core business is providing inpatient rehabilitative services. Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of patients we serve experience significant physical and cognitive disabilities due to medical conditions, such as neurological disorders, strokes, hip fractures, head injuries, and spinal cord injuries, that are generally nondiscretionary in nature and require rehabilitative healthcare services in an inpatient setting. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers monitor each patient's progress and provide documentation and oversight of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to a higher level of care and superior outcomes.

2012 Overview

Our 2012 strategy focused on the following priorities:

- continuing to provide high-quality, cost-effective care to patients in our existing markets while seeking incremental efficiencies in our cost structure;
- achieving organic growth at our existing hospitals;

- continuing to expand our services to more patients who require inpatient rehabilitative services by constructing and opportunistically acquiring new hospitals in new markets; and

- continuing to enhance our liquidity and strengthen our balance sheet.

During 2012, discharge growth of 4.6% coupled with a 3.0% increase in net patient revenue per discharge generated 7.8% growth in net patient revenue from our hospitals compared to 2011. Discharge growth was comprised of 1.7% growth from new stores and a 2.9% increase in same-store discharges. Our quality and outcome measures, as reported through the Uniform Data System for Medical Rehabilitation (the "UDS"), remained well above the average for hospitals included in the UDS database, and they did so while we continued to increase our market share throughout 2012. As evidenced by the decrease in our *Total operating expenses* as a percentage of *Net operating revenues*, we also achieved incremental efficiencies in our cost structure. See the "Results of Operations" section of this Item.

Our growth efforts also continued to yield positive results in 2012. Specifically, we:

- continued development of the following de novo hospitals:

Location	# of Beds	Expected Construction Start Date	Expected Operational Date
Littleton, Colorado (South Denver)	40	Q2 2012	Q2 2013
Stuart, Florida (a joint venture with Martin Health System)	34	Q2 2012	Q2 2013
Greater Orlando, Florida market	50	Q3 2013	Q4 2014
Middletown, Delaware*	34	TBD	TBD
Williamson County, Tennessee*	40	TBD	TBD
Newnan, Georgia*	50	TBD	TBD

* We have been awarded a certificate of need from the state authority, the award of which is under appeal.

- acquired 12 inpatient rehabilitation beds in Andalusia, Alabama from a subsidiary of LifePoint Hospitals in order to add beds at our existing hospital in Dothan, Alabama;

- acquired the 34-bed inpatient rehabilitation unit of CHRISTUS Santa Rosa Hospital - Medical Center. The operations of this unit have been relocated to and consolidated with our existing hospital in San Antonio, Texas;

- entered into a letter of intent to acquire Walton Rehabilitation Hospital, a 58-bed inpatient rehabilitation hospital in Augusta, Georgia. This transaction is expected to close in the first quarter of 2013;

- broke ground on a replacement hospital for HealthSouth Rehabilitation Hospital of Western Massachusetts which is currently leased. We expect to relocate operations from the currently leased hospital to the new facility in December 2013;

- began accepting patients at our newly built, 40-bed inpatient rehabilitation hospital in Ocala, Florida in December; and

- added 95 beds to existing hospitals.

We also continued to enhance our liquidity and strengthen our balance sheet in 2012. We improved our overall debt profile in August 2012 by amending our credit agreement to increase the capacity, reduce the interest rate spread, and extend the maturity date of our revolving credit facility. Then, in September 2012, we completed a registered public offering of $275 million aggregate principal amount of 5.75% Senior Notes due 2024 at a public offering price of 100% of the principal amount, the proceeds of which were used to repay amounts outstanding under our revolving credit facility and redeem 10% of the outstanding principal amount of our existing 7.25% Senior Notes due 2018 and our existing 7.75% Senior Notes due 2022. As a result of these transactions and our continued strong cash flows from operations, our liquidity increased from approximately $376 million as of December 31, 2011 to approximately $693 million as of December 31, 2012. In addition, we repurchased 46,645 shares of our convertible perpetual preferred stock for $46.5 million. We also purchased, in conjunction with our joint venture partner, the land and building previously subject to an operating lease associated with our joint venture hospital in

Fayetteville, Arkansas. See the "Liquidity and Capital Resources" section of this Item and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Business Outlook

We believe our business outlook remains reasonably positive primarily for two reasons. First, demographic trends, such as population aging, will positively affect long-term demand for healthcare services. While we treat patients of all ages, most of our patients are persons 65 and older (median age of a HealthSouth patient is 72 years) and have conditions such as strokes, hip fractures, and a variety of debilitating neurological conditions that are generally nondiscretionary in nature. We believe the demand for inpatient rehabilitative healthcare services will increase as the U.S. population ages and life expectancies increase. The number of Medicare-eligible patients is expected to grow approximately 3% per year for the foreseeable future, creating an attractive market. We believe these market factors align with our strengths in, and focus on, inpatient rehabilitative care. Unlike many of our competitors that may offer inpatient rehabilitation as one of many secondary services, inpatient rehabilitation is our core business. In addition, we believe we can address the demand for inpatient rehabilitative services in markets where we currently do not have a presence by constructing or acquiring new hospitals.

Second, we are the industry leader in this growing sector. As the nation's largest owner and operator of inpatient rehabilitation hospitals, we believe we differentiate ourselves from our competitors based on our broad platform of clinical expertise, the quality of our clinical outcomes, the application of rehabilitative technology, and the sustainability of best practices. We have invested considerable resources into clinical and management systems and protocols that have allowed us to consistently lower costs. Our commitment to technology also includes the on-going implementation of our rehabilitation-specific electronic clinical information system. We believe this system will improve patient care and safety, enhance operational efficiency, and set the stage for connectivity with referral sources and health information exchanges. Our hospitals also participate in The Joint Commission's Disease-Specific Care Certification Program. Under this program, Joint Commission accredited organizations, like our hospitals, may seek certification for chronic diseases or conditions such as brain injury or stroke rehabilitation by demonstrating compliance with national standards, demonstrating the effective use of evidence-based clinical practice guidelines to manage and optimize patient care, and demonstrating an organized approach to performance measurement and evaluation of clinical outcomes. Obtaining such certifications demonstrates our commitment to excellence in providing disease-specific care. Currently, 86 of our hospitals hold one or more disease-specific certifications.

While we do not anticipate any significant change to the long-term demand for inpatient rehabilitative care or our ability to provide this care on a high-quality, cost-effective basis, we do expect continued uncertainty surrounding the potential for future changes to the Medicare program. Despite this uncertainty, we will continue to maintain our focus on providing high-quality care while seeking incremental efficiencies in our cost structure. Our growth strategy remains focused on organic growth and development activities, and we believe continued growth in our Adjusted EBITDA and our strong cash flows from operations will allow us to invest in these growth opportunities. We also will continue to consider additional shareholder value-enhancing strategies such as repurchases of our common and preferred stock, common stock dividends, and, if deemed prudent, further reductions to our long-term debt, recognizing that some of these actions may increase our leverage ratio. On February 15, 2013, our board of directors approved an increase in our existing common stock repurchase authorization from $125 million to $350 million. We intend to pursue a tender offer for our common stock for up to the full amount of this authorization. See the "Liquidity and Capital Resources — Stock Repurchase Authorization" section of this Item.

Healthcare has always been a highly regulated industry, and we have cautioned our stockholders that future Medicare payment rates could be at risk. While the Medicare reimbursement environment may be challenging, the demand for inpatient rehabilitative services is expected to grow. HealthSouth has a proven track record of adapting to and succeeding in a highly regulated environment, and we believe HealthSouth is well-positioned to continue to succeed and grow in the years to come. We have adopted strategies to better prepare us to absorb reimbursement risks. Further, we believe the regulatory and reimbursement risks discussed throughout this report may present us with opportunities to grow by acquiring or consolidating the operations of other inpatient rehabilitation providers in our highly fragmented industry. We have been disciplined in creating a capital structure that is flexible with no significant debt maturities prior to 2017. Over the past few years, we have redeemed our most expensive debt and reduced our interest expense. We have not acquired companies outside our core business. Rather, we have invested in our core business and created an infrastructure that enables us to provide high-quality care on a cost-effective basis. Our balance sheet remains strong. Our leverage ratio is within our target range, we have ample availability under our revolving credit facility, we continue to generate strong cash flows from operations, and we have flexibility with how we choose to invest our cash. For these and other reasons, we believe we will be able to adapt to any changes in reimbursement and sustain our business model. We also believe we will be in a position to take action should a properly sized and priced acquisition or consolidation opportunity arise.

Key Challenges

The healthcare industry is currently facing many well-publicized regulatory and reimbursement challenges. It always has been a highly regulated industry, and the inpatient rehabilitation sector is no exception. Successful healthcare providers are those who provide high-quality, cost-effective care and have the ability to adjust to changes in the regulatory environment. We believe we have the necessary capabilities — scale, infrastructure, and management — to adapt to and succeed in a highly regulated industry, and we have a proven track record of doing so.

As we continue to execute our business plan, the following are some of the challenges we face:

- Reduced Medicare Reimbursement. Our challenges related to reduced Medicare reimbursement are discussed in Item 1, *Business*, "Regulatory and Reimbursement Challenges," and Item 1A, *Risk Factors*. We currently estimate sequestration will result in a net decrease in our *Net operating revenues* of approximately $28 million in 2013. Additionally, concerns held by federal policymakers about the federal deficit and national debt levels could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, or both. We cannot predict what alternative or additional deficit reduction initiatives or Medicare payment reductions, if any, will ultimately be enacted into law, or the timing or effect any such initiatives or reductions will have on us. If enacted, such initiatives or reductions would likely be challenging for all providers, would likely have the effect of limiting Medicare beneficiaries' access to healthcare services, and could have an adverse impact on our financial position, results of operations, and cash flows. However, we believe our efficient cost structure and substantial owned real estate coupled with the steps we have taken to reduce our debt and corresponding debt service obligations should allow us to absorb, adjust to, or mitigate any potential initiative or payment reductions more easily than most other inpatient rehabilitation providers.

- Changes to Our Operating Environment Resulting from Healthcare Reform. Our challenges related to healthcare reform are discussed in Item 1, *Business*, "Regulatory and Reimbursement Challenges," and "Sources of Revenue — Medicare Reimbursement," and Item 1A, *Risk Factors*. Many provisions within the 2010 Healthcare Reform Laws (as defined in Item 1, *Business*, "Regulatory and Reimbursement Challenges") have impacted, or could in the future impact, our business. Most notably for us are the reductions in our annual market basket updates. In addition, the 2010 Healthcare Reform Laws require the market basket update to be reduced further by a productivity adjustment on an annual basis. The reductions to our market basket update in effect for fiscal year 2013 and our estimates of the reductions for fiscal year 2014 are presented in the table below. The amounts presented exclude the automatic 2% reduction to our rates due to sequestration:

	Fiscal Year 2013 Q4 2012 - Q3 2013	**Fiscal Year 2014 Q4 2013 - Q3 2014**
Market basket update *	2.7%	2.9%
Healthcare reform reduction	10 basis points	30 basis points
Productivity adjustment *	70 basis points	approximately 100 basis points

* Uses the 2013 Rule (as discussed and defined below) for fiscal year 2013 and management's estimates for fiscal year 2014.

On July 25, 2012, the United States Centers for Medicare and Medicaid Services ("CMS") released its notice of final rulemaking for fiscal year 2013 (the "2013 Rule") for IRFs under the prospective payment system ("IRF-PPS"). As shown in the above table, the 2013 Rule is effective for Medicare discharges between October 1, 2012 and September 30, 2013 and includes certain reductions to our market basket update. It also includes other pricing changes that impact our hospital-by-hospital base rate for Medicare reimbursement. Based on our analysis which utilizes, among other things, the acuity of our patients over the 12-month period prior to the rule's release, and which incorporates other adjustments included in the 2013 Rule and the productivity adjustment discussed above, we believe the 2013 Rule will result in a net increase to our Medicare payment rates of approximately 2.1% effective October 1, 2012, before applying the effect of sequestration.

Given the complexity and the number of changes in the 2010 Healthcare Reform Laws, we cannot predict their ultimate impact. We will continue to evaluate these laws, and, based on our track record, we believe we can adapt to these regulatory changes. Further, we have engaged, and will continue to engage, actively in discussions with key legislators and regulators to attempt to ensure any healthcare laws or regulations adopted or amended promote our goal of high-quality, cost-effective care.

- Maintaining Strong Volume Growth. As discussed above, the majority of patients we serve experience significant physical and cognitive disabilities due to medical conditions, such as neurological disorders, strokes, hip fractures, head injuries, and spinal cord injuries, that are generally nondiscretionary in nature and which require rehabilitative healthcare services in an inpatient setting. In addition, because most of our patients are persons 65 and older, our patients generally have insurance coverage through Medicare. However, we do treat some patients with medical conditions that are discretionary in nature. During periods of economic uncertainty, patients may choose to forgo discretionary procedures. We believe this is one of the factors creating weakness in the number of patients admitted to and discharged from acute care hospitals. Because approximately 94% of our patients are referred to us by acute care hospitals, if these patients continue to forgo procedures and acute care providers report soft volumes, it may be more challenging for us to maintain our recent volume growth rates.

- Recruiting and Retaining High-Quality Personnel. Our operations are dependent on the efforts, abilities, and experience of our medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses, and other healthcare professionals. In some markets, the lack of availability of medical personnel is an operating issue facing all healthcare providers. We have maintained a comprehensive compensation and benefits package to attempt to remain competitive in this challenging staffing environment while remaining consistent with our goal of being a high-quality, cost-effective provider of inpatient rehabilitative services.

  Unlike certain other post-acute settings, patients treated in inpatient rehabilitation hospitals require and receive significantly more intensive services because of their acute medical conditions. This includes 24-hour per day, seven days per week supervision by registered nurses. As part of our efforts to continue to provide high-quality inpatient rehabilitative services, our hospitals are utilizing more certified rehabilitation registered nurses ("CRRNs"). We encourage our nursing professionals to seek CRRN certifications via salary incentives and tuition reimbursement programs. While these incentive programs increase our costs, we believe the benefits of increasing the number of CRRNs out-weigh such costs and further differentiate us, in particular our quality of care, from other post-acute providers.

  Recruiting and retaining qualified personnel for our hospitals will remain a high priority for us. See also Item 1A, *Risk Factors*.

- Operating in a Highly Regulated Industry. We are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These rules and regulations have affected, or could in the future affect, our business activities by having an impact on the reimbursement we receive for services provided or the costs of compliance, mandating new documentation standards, requiring licensure or certification of our hospitals, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and limiting our ability to enter new markets or add new beds to existing hospitals. Ensuring continuous compliance with these laws and regulations is an operating requirement for all healthcare providers.

  Reimbursement for our inpatient rehabilitation services is discussed above and in Item 1, *Business*, "Sources of Revenues." Our outpatient services are primarily reimbursed under Medicare's physician fee schedule. By statute, the physician fee schedule is subject to annual automatic adjustment by a sustainable growth rate formula that has resulted in reductions in reimbursement rates every year since 2002. However, in each instance, Congress has acted to suspend or postpone the effectiveness of these automatic reimbursement reductions. See Item 1, *Business*, "Sources of Revenues — Medicare Reimbursement — Outpatient Services."

  We have invested, and will continue to invest, substantial time, effort, and expense in implementing and maintaining internal controls and procedures designed to ensure regulatory compliance, and we are committed to continued adherence to these guidelines. More specifically, because Medicare comprises a significant portion of our *Net operating revenues*, it is important for us to remain compliant with the laws and regulations governing the Medicare program and related matters including anti-kickback and anti-fraud requirements. If we were unable to remain compliant with these regulations, our financial position, results of operations, and cash flows could be materially, adversely impacted.

  See also Item 1, *Business*, "Regulation," and Item 1A, *Risk Factors*.

We are very proud of what we have accomplished in 2012, and we look forward to the year ahead. These key challenges notwithstanding, we have a strong business model, a strong balance sheet, and a proven track record of achieving strong financial and operational results. We are in a position to continue to grow, adapt to external events, and create value for our shareholders in 2013 and beyond.

Results of Operations

Reclassifications

Effective January 1, 2012, we adopted Accounting Standards Update 2011-07, *Healthcare Entities (Topic 954)*, "Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Healthcare Entities," which requires certain healthcare entities to present the provision for doubtful accounts relating to patient service revenue as a deduction from patient service revenue in the statement of operations rather than as an operating expense. All periods presented have been reclassified to conform to this presentation. Our adoption of this standard had no net impact on our financial position, results of operations, or cash flows.

This standard also requires healthcare entities to provide enhanced disclosure about their policies for recognizing revenue and assessing bad debts, as well as qualitative and quantitative information about changes in the allowance for doubtful accounts. See the "Net Operating Revenues" and "Accounts Receivable and Allowance for Doubtful Accounts" sections of Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

During the third quarter of 2012, we negotiated with our partner to amend the joint venture agreement related to St. Vincent Rehabilitation Hospital which resulted in a change in accounting for this hospital from the equity method of accounting to a consolidated entity. The amendment revised certain participatory rights held by our joint venture partner resulting in HealthSouth gaining control of this entity from an accounting perspective. See Note 7, *Investments in and Advances to Nonconsolidated Affiliates,* to the accompanying consolidated financial statements.

Payor Mix

During 2012, 2011, and 2010, we derived consolidated *Net operating revenues* from the following payor sources:

	For the Year Ended December 31,		
	2012	2011	2010
Medicare	73.4%	72.0%	70.5%
Medicaid	1.2%	1.6%	1.8%
Workers' compensation	1.5%	1.6%	1.6%
Managed care and other discount plans	19.3%	19.8%	21.3%
Other third-party payors	1.8%	2.0%	2.3%
Patients	1.3%	1.2%	1.3%
Other income	1.5%	1.8%	1.2%
Total	100.0%	100.0%	100.0%

Our payor mix is weighted heavily towards Medicare. Our hospitals receive Medicare reimbursements under IRF-PPS. Under IRF-PPS, our hospitals receive fixed payment amounts per discharge based on certain rehabilitation impairment categories established by the United States Department of Health and Human Services. Under IRF-PPS, our hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Thus, our hospitals benefit from being high-quality, low-cost providers. For additional information regarding Medicare reimbursement, see the "Sources of Revenues" section of Item 1, *Business*.

During 2009, we experienced an increase in managed Medicare and private fee-for-service plans that are included in the "managed care and other discount plans" category in the above table. As part of the Balanced Budget Act of 1997, Congress created a program of private, managed healthcare coverage for Medicare beneficiaries. This program has been referred to as Medicare Part C, or "Medicare Advantage." The program offers beneficiaries a range of Medicare coverage options by providing a choice between the traditional fee-for-service program (Under Medicare Parts A and B) or enrollment in a health maintenance organization ("HMO"), preferred provider organization ("PPO"), point-of-service plan, provider sponsor organization, or an insurance plan operated in conjunction with a medical savings account. Prior to 2010, private fee-for-service plans were not required to build provider networks, did not have the same quality reporting requirements to CMS as other plans, and were reimbursed by Medicare at a higher rate. In 2010, these requirements and reimbursement rates were revised to be similar to other existing payor plans. As these requirements changed, payors began actively marketing and converting their members from private-fee-for-service plans to one of their existing HMO or PPO plans, where provider networks and reporting requirements were already established, or back to traditional Medicare coverage. This shift of payors from private fee-for-service plans back to traditional Medicare can be seen in the above table.

Our consolidated *Net operating revenues* consist primarily of revenues derived from patient care services. *Net operating revenues* also include other revenues generated from management and administrative fees and other nonpatient care services. These other revenues approximated 1.5%, 1.8%, and 1.2% of consolidated *Net operating revenues* for the years ended December 31, 2012, 2011, and 2010, respectively.

Under IRF-PPS, hospitals are reimbursed on a "per discharge" basis. Thus, the number of patient discharges is a key metric utilized by management to monitor and evaluate our performance. The number of outpatient visits is also tracked in order to measure the volume of outpatient activity each period.

Our Results

From 2010 through 2012, our consolidated results of operations were as follows:

	For the Year Ended December 31,			Percentage Change	
	2012	2011	2010	2012 v. 2011	2011 v. 2010
		(In Millions)			
Net operating revenues	$ 2,161.9	$ 2,026.9	$ 1,877.6	6.7 %	8.0 %
Less: Provision for doubtful accounts	(27.0)	(21.0)	(16.4)	28.6 %	28.0 %
Net operating revenues less provision for doubtful accounts	2,134.9	2,005.9	1,861.2	6.4 %	7.8 %
Operating expenses:					
Salaries and benefits	1,050.2	982.0	921.7	6.9 %	6.5 %
Hospital-related expenses:					
Other operating expenses	303.8	288.3	270.9	5.4 %	6.4 %
Occupancy costs	48.6	48.4	44.9	0.4 %	7.8 %
Supplies	102.4	102.8	99.4	(0.4)%	3.4 %
General and administrative expenses	117.9	110.5	106.2	6.7 %	4.0 %
Depreciation and amortization	82.5	78.8	73.1	4.7 %	7.8 %
Government, class action, and related settlements	(3.5)	(12.3)	1.1	(71.5)%	(1,218.2)%
Professional fees—accounting, tax, and legal	16.1	21.0	17.2	(23.3)%	22.1 %
Total operating expenses	1,718.0	1,619.5	1,534.5	6.1 %	5.5 %
Loss on early extinguishment of debt	4.0	38.8	12.3	(89.7)%	215.4 %
Interest expense and amortization of debt discounts and fees	94.1	119.4	125.6	(21.2)%	(4.9)%
Other income	(8.5)	(2.7)	(4.3)	214.8 %	(37.2)%
Loss on interest rate swaps	—	—	13.3	N/A	(100.0)%
Equity in net income of nonconsolidated affiliates	(12.7)	(12.0)	(10.1)	5.8 %	18.8 %
Income from continuing operations before income tax expense (benefit)	340.0	242.9	189.9	40.0 %	27.9 %
Provision for income tax expense (benefit)	108.6	37.1	(740.8)	192.7 %	(105.0)%
Income from continuing operations	231.4	205.8	930.7	12.4 %	(77.9)%
Income from discontinued operations, net of tax	4.5	48.8	9.1	(90.8)%	436.3 %
Net income	235.9	254.6	939.8	(7.3)%	(72.9)%
Less: Net income attributable to noncontrolling interests	(50.9)	(45.9)	(40.8)	10.9 %	12.5 %
Net income attributable to HealthSouth	$ 185.0	$ 208.7	$ 899.0	(11.4)%	(76.8)%

Provision for Doubtful Accounts and Operating Expenses as a % of Net Operating Revenues

	For the Year Ended December 31,		
	2012	2011	2010
Provision for doubtful accounts	1.2 %	1.0 %	0.9%
Operating expenses:			
Salaries and benefits	48.6 %	48.4 %	49.1%
Hospital-related expenses:			
Other operating expenses	14.1 %	14.2 %	14.4%
Occupancy costs	2.2 %	2.4 %	2.4%
Supplies	4.7 %	5.1 %	5.3%
General and administrative expenses	5.5 %	5.5 %	5.7%
Depreciation and amortization	3.8 %	3.9 %	3.9%
Government, class action, and related settlements	(0.2)%	(0.6)%	0.1%
Professional fees—accounting, tax, and legal	0.7 %	1.0 %	0.9%
Total operating expenses	79.5 %	79.9 %	81.7%

Additional information regarding our operating results for the years ended December 31, 2012, 2011, and 2010 is as follows:

	For the Year Ended December 31,			Percentage Change	
	2012	2011	2010	2012 v. 2011	2011 v. 2010
		(In Millions)			
Net patient revenue - inpatient	$ 2,012.6	$ 1,866.4	$ 1,722.7	7.8 %	8.3 %
Net patient revenue - outpatient & other	149.3	160.5	154.9	(7.0)%	3.6 %
Net operating revenues	$ 2,161.9	$ 2,026.9	$ 1,877.6	6.7 %	8.0 %
		(Actual Amounts)			
Discharges	123,854	118,354	112,514	4.6 %	5.2 %
Net patient revenue per discharge	$ 16,250	$ 15,770	$ 15,311	3.0 %	3.0 %
Outpatient visits	880,182	943,439	1,009,397	(6.7)%	(6.5)%
Average length of stay (days)	13.4	13.5	13.8	(0.7)%	(2.2)%
Occupancy %	68.2%	67.7%	67.0%	0.7 %	1.0 %
# of licensed beds	6,656	6,461	6,331	3.0 %	2.1 %
Full-time equivalents*	15,453	15,089	14,705	2.4 %	2.6 %
Employees per occupied bed	3.42	3.47	3.49	(1.4)%	(0.6)%

* Excludes approximately 400 full-time equivalents in each year who are considered part of corporate overhead with their salaries and benefits included in *General and administrative expenses* in our consolidated statements of operations. Full-time equivalents included in the above table represent HealthSouth employees who participate in or support the operations of our hospitals and exclude an estimate of full-time equivalents related to contract labor.

We actively manage the productive portion of our *Salaries and benefits* utilizing certain metrics, including employees per occupied bed, or "EPOB." This metric is determined by dividing the number of full-time equivalents, including an estimate of full-time equivalents from the utilization of contract labor, by the number of occupied beds during each period. The number of occupied beds is determined by multiplying the number of licensed beds by our occupancy percentage.

In the discussion that follows, we use "same-store" comparisons to explain the changes in certain performance metrics and line items within our financial statements. We calculate same-store comparisons based on hospitals open throughout both the full current period and prior periods presented. These comparisons include the financial results of market consolidation transactions in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.

2012 Compared to 2011

Net Operating Revenues

Net patient revenue from our hospitals was 7.8% higher for the year ended December 31, 2012 than the year ended December 31, 2011. This increase was attributable to a 4.6% increase in patient discharges and a 3.0% increase in net patient revenue per discharge. Discharge growth was comprised of 1.7% growth from new stores and a 2.9% increase in same-store discharges. Discharge growth was enhanced during 2012 compared to 2011 by the additional day in February due to leap year as well as a 60 basis point increase in discharges resulting from the consolidation of St. Vincent Rehabilitation Hospital beginning in the third quarter of 2012, as described above. Net patient revenue per discharge in 2012 benefited from pricing adjustments from Medicare (as discussed in Item 1, *Business*, "Sources of Revenues") and managed care payors, higher average acuity for the patients served, and a higher percentage of Medicare patients (as shown in the above payor mix table).

Outpatient and other revenues include the receipt of state provider taxes. A number of states in which we operate hospitals assess a provider tax to certain healthcare providers. Those tax revenues at the state level are generally matched by federal funds. In order to induce healthcare providers to serve low income patients, many states redistribute a substantial portion of these funds back to the various providers. These redistributions are based on different metrics than those used to assess the tax, and are thus in different amounts and proportions than the initial tax assessment. As a result, some providers receive a net benefit while others experience a net expense. See the discussion of *Other operating expenses* below for information on state provider tax expenses.

While state provider taxes are a regular component of our operating results, during 2011, a new provider tax was implemented in Pennsylvania where we operate nine inpatient hospitals. As a result of the implementation of this new provider tax in Pennsylvania, we recorded approximately $5 million in revenues related to the period from July 1, 2010 through December 31, 2010 when we were notified by Pennsylvania of the specific provider tax refund to be issued to us after Pennsylvania had received approval from CMS on its amended state plan relative to these taxes.

Excluding the state provider tax refunds discussed above, outpatient and other revenues decreased during 2012 compared to 2011 due to the decrease in outpatient volumes, the closure of outpatient satellite clinics in prior periods, and a reduction in home health pricing related to the 2012 Medicare home health rule. Outpatient volumes in the fourth quarter of 2012 were negatively impacted by the implementation of therapy caps to all hospital-based outpatient programs. The Middle Class Tax Relief and Job Creation Act of 2012 applied therapy caps limiting how much Medicare will pay for medically necessary outpatient therapy services per Medicare patient in any one calendar year starting October 1, 2012. When this was implemented in October 2012, many Medicare beneficiaries had already reached their cap limit for 2012 and chose not to receive additional outpatient therapy services since such services would not be covered by Medicare. The decrease in outpatient volumes was slightly offset by an increase in the number of home health visits included in these volume metrics.

Provision for Doubtful Accounts

As disclosed previously, we have experienced denials of certain diagnosis codes by Medicare contractors based on medical necessity. We dispute, or "appeal," most of these denials, and we have historically collected approximately 58% of all amounts denied. The resolution of these disputes can take in excess of one year, and we cannot provide assurance as to the ongoing and future success of these disputes. As such, we make provisions against these receivables in accordance with our accounting policy that necessarily considers historical collection trends of the receivables in this review process as part of our *Provision for doubtful accounts*. Therefore, as we experience increases or decreases in these denials, or if our actual collections of these denials differs from our estimated collections, we may experience volatility in our *Provision for doubtful accounts*. See also Item 1, *Business*, "Sources of Revenues—Medicare Reimbursement," to this report.

The change in the *Provision for doubtful accounts* as a percent of *Net operating revenues* in 2012 compared to 2011 was primarily the result of an increase in Medicare claim denials and a lengthening in the related adjudication process.

Salaries and Benefits

Salaries and benefits are the most significant cost to us and represent an investment in our most important asset: our employees. *Salaries and benefits* include all amounts paid to full- and part-time employees who directly participate in or support the operations of our hospitals, including all related costs of benefits provided to employees. It also includes amounts paid for contract labor.

Salaries and benefits increased in 2012 compared to 2011 primarily due to increased patient volumes, including an increase in the number of full-time equivalents as a result of our 2012 and 2011 development activities and the consolidation of

St. Vincent Rehabilitation Hospital discussed above, an approximate 2% merit increase provided to employees on October 1, 2011, a change in the skills mix of employees at our hospitals, and a one-time, merit-based, year-end bonus paid in the fourth quarter of 2012 to all eligible nonmanagement employees. As part of the standardization of our labor practices across all of our hospitals and as part of our efforts to continue to provide high-quality inpatient rehabilitative services, our hospitals are utilizing more registered nurses and CRRNs, which increases our average cost per full-time equivalent, and fewer licensed practical nurses. These increases were offset by reductions in self-insured workers' compensation costs primarily due to revised actuarial estimates resulting from better-than-expected claims experience in prior years and a reduction in group medical costs due to favorable claim trends.

We did not grant a merit increase to our employees on October 1, 2012. Rather, we replaced merit increases in 2012 with a one-time, merit-based, year-end bonus paid in the fourth quarter of 2012 to all eligible nonmanagement employees. We did this to reward our nonmanagement employees for their performance in 2012 while not carrying the additional costs associated with a merit increase into 2013 and beyond where we face the impact of sequestration and the risk of potential additional Medicare reimbursement reductions. *Salaries and benefits* increased by approximately $10 million in the fourth quarter of 2012 as a result of this special bonus. This bonus was approximately $4.5 million more than would have been included in our fourth quarter 2012 results had we given a 2.25% merit increase to all nonmanagement employees effective October 1, 2012. In addition, because merit increases were foregone in 2012, management has determined the Company will absorb all of the increased costs associated with medical plan benefits to employees in 2013.

Salaries and benefits as a percent of *Net operating revenues* increased in 2012 compared to 2011. This increase was primarily attributable to the higher skills mix of our employees in 2012 compared to 2011, the one-time bonus discussed above, and the ramping up of operations at our newly opened hospital in Ocala, Florida (i.e., costs with no to little revenues) offset by continued improvement in labor productivity, as shown in our EPOB metric above.

Hospital-related Expenses

Other Operating Expenses

Other operating expenses include costs associated with managing and maintaining our hospitals. These expenses include such items as contract services, utilities, non-income related taxes, insurance, professional fees, and repairs and maintenance.

As a percent of *Net operating revenues*, *Other operating expenses* decreased during 2012 compared to 2011 due primarily to our increasing revenue base as well as a decrease in self-insurance costs in 2012. As disclosed previously, we update our actuarial estimates surrounding our self-insurance reserves in June and December of each year. Self-insurance costs associated with professional and general liability risks were less in 2012 than in 2011 due to revised actuarial estimates resulting from better-than-expected claims experience in prior years. See Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements.

Other operating expenses in 2011 included approximately $3 million of expenses associated with the implementation of the new Pennsylvania state provider tax program, as discussed above, offset by a $2.4 million nonrecurring franchise tax recovery. *Other operating expenses* associated with the implementation of our electronic clinical information system were approximately $3 million higher in 2012 than in 2011.

Occupancy costs

Occupancy costs include amounts paid for rent associated with leased hospitals and outpatient rehabilitation satellite clinics, including common area maintenance and similar charges. These costs decreased as a percent of *Net operating revenues* in 2012 compared to 2011 due to our purchase of the land and building previously subject to an operating lease associated with our joint venture hospital in Fayetteville, Arkansas. Occupancy costs are expected to continue to decrease as a percent of *Net operating revenues* going forward.

Supplies

Supplies expense includes all costs associated with supplies used while providing patient care. These costs include pharmaceuticals, food, needles, bandages, and other similar items. *Supplies* expense decreased as a percent of *Net operating revenues* in 2012 compared to 2011 due to our increasing revenue base, our supply chain efforts, and our continual focus on monitoring and actively managing pharmaceutical costs.

General and Administrative Expenses

General and administrative expenses primarily include administrative expenses such as information technology services, corporate accounting, human resources, internal audit and controls, and legal services that are managed from our corporate headquarters in Birmingham, Alabama. These expenses also include all stock-based compensation expenses.

The increase in *General and administrative expenses* during 2012 compared to 2011 primarily resulted from increased expenses associated with stock-based compensation. Our restricted stock awards contain vesting requirements that include a service condition, market condition, performance condition, or a combination thereof. Due to the Company's recent operating performance, our noncash expenses associated with these awards increased in 2012.

Depreciation and Amortization

While our capital expenditures increased during the latter half of 2011 and all of 2012, the majority of these expenditures related to land and construction in progress for our de novo hospitals and capitalized software costs associated with the implementation of our electronic clinical information system at our hospitals. Depreciation on these assets, excluding land which is nondepreciable, does not begin until the applicable assets are placed in service. Therefore, while we expect depreciation and amortization to increase going forward, we did not experience a significant increase in these charges during 2012.

Government, Class Action, and Related Settlements

The gain included in *Government, class action, and related settlements* in 2012 and 2011 resulted from the recovery of assets from Richard Scrushy, as discussed in Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Professional Fees — Accounting, Tax, and Legal

In 2012 and 2011, *Professional fees—accounting, tax, and legal* related primarily to legal and consulting fees for continued litigation and support matters arising from prior reporting and restatement issues. These fees in 2012 and 2011 specifically included $1.4 million and $5.2 million, respectively, related to our obligation to pay 35% of any recovery from Richard Scrushy to the attorneys for the derivative shareholder plaintiffs, as discussed in Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements. These expenses in 2012 also included legal and consulting fees for the pursuit of our remaining income tax benefits, as discussed in Note 17, *Income Taxes*, to the accompanying consolidated financial statements.

See Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements for a description of our continued litigation defense and support matters arising from our prior reporting and restatement issues.

Loss on Early Extinguishment of Debt

The *Loss on early extinguishment of debt* in 2012 resulted from the amendment to our credit agreement in August 2012 and the redemption of 10% of the outstanding principal amount of our existing 7.25% Senior Notes due 2018 and our existing 7.75% Senior Notes due 2022 in October 2012. The *Loss on early extinguishment of debt* in 2011 was the result of our redemption of all of our 10.75% Senior Notes due 2016 in June and September of 2011. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Interest Expense and Amortization of Debt Discounts and Fees

The decrease in *Interest expense and amortization of debt discounts and fees* during 2012 compared to 2011 was due to a decrease in our average borrowings outstanding and a decrease in our average cash interest rate.

During 2011, we reduced total debt by approximately $257 million, including the redemption of our 10.75% Senior Notes due 2016. Our average cash interest rate was 7.2% during 2012 compared to 8.0% for 2011. Our average cash interest rate decreased as a result of the redemption of the 10.75% Senior Notes due 2016 during 2011, which was our most expensive debt, as well as the amendment to our credit agreement in May 2011 which reduced by 100 basis points each of the various applicable interest rates for any outstanding balance on our revolving credit facility. In addition, pricing on our term loan and revolving credit facility declined an additional 25 basis points in the third quarter of 2011 in conformity with our credit agreement's leverage grid. In addition, the August 2012 amendment to our credit agreement lowered the interest rate spread on our revolving credit facility by an additional 50 basis points.

For additional information regarding debt and related interest expense, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Other Income

Other income is primarily comprised of interest income and gains and losses on sales of investments. In 2012, *Other income* included a $4.9 million gain as a result of our consolidation of St. Vincent Rehabilitation Hospital and the remeasurement of our previously held equity interest at fair value. See Note 7, *Investments in and Advances to Nonconsolidated Affiliates*, to the accompanying consolidated financial statements.

Income from Continuing Operations Before Income Tax Expense

Excluding the *Loss on early extinguishment of debt* during 2011, the increase in our pre-tax income from continuing operations in 2012 compared to 2011 resulted from increased *Net operating revenues*, improved operating leverage and labor productivity, and a decrease in interest expense.

Provision for Income Tax Expense

Due to our federal and state net operating loss carryforwards ("NOLs"), we currently estimate our cash income tax expense to be approximately $8 million to $12 million per year due primarily to state income tax expense of subsidiaries which have separate state filing requirements, alternative minimum taxes, and federal income taxes for subsidiaries not included in our federal consolidated income tax return. For the years ended December 31, 2012 and 2011, cash income tax expense was $9.0 million and $9.1 million, respectively.

Our effective income tax rate for 2012 was 31.9%. Our *Provision for income tax expense* in 2012 was less than the federal statutory rate of 35.0% primarily due to: (1) the impact of noncontrolling interests and (2) a decrease in the valuation allowance offset by (3) state income tax expense. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," to the accompanying consolidated financial statements for a discussion of the allocation of income or loss related to pass-through entities, which we refer to as the impact of noncontrolling interests in this discussion.

Our effective income tax rate for 2011 was 15.3%. The *Provision for income tax expense* in 2011 was less than the federal statutory rate primarily due to: (1) an approximate $28 million benefit associated with a current period net reduction in the valuation allowance and (2) an approximate $18 million net benefit associated with settlements with various taxing authorities including the settlement of federal income tax claims with the Internal Revenue Service for tax years 2007 and 2008 offset by (3) approximately $7 million of net expense primarily related to corrections to 2010 deferred tax assets associated with our NOLs and corresponding valuation allowance. See Note 1, *Summary of Significant Accounting Policies*, "Out-of-Period Adjustments," to the accompanying consolidated financial statements.

In certain state jurisdictions, we do not expect to generate sufficient income to use all of the available NOLs prior to their expiration. This determination is based on our evaluation of all available evidence in these jurisdictions including results of operations during the preceding three years, our forecast of future earnings, and prudent tax planning strategies. It is possible we may be required to increase or decrease our valuation allowance at some future time if our forecast of future earnings varies from actual results on a consolidated basis or in the applicable state tax jurisdiction, or if the timing of future tax deductions differs from our expectations.

As part of our continued efforts to maximize our income tax benefits, we requested a pre-filing agreement with the IRS, the primary purpose of which was to consider whether certain amounts related to the restatement of our financial statements for periods prior to 2003 result in net increases to our federal NOL and adjustments to other tax attributes. The pre-filing agreement program permits taxpayers to resolve certain tax issues in advance of filing their corporate income tax returns. During the year ended December 31, 2012, the amount of gross unrecognized tax benefits increased by approximately $74 million based on these developments. Due to the unique nature of our claims and uncertainties around this process, we did not recognize any amounts associated with our request as of December 31, 2012. In July 2012, the IRS granted our request to utilize the pre-filing agreement process. Depending upon the process undertaken by the IRS to audit and settle these matters, the accounting recognition criteria for these positions could be met either in part or in total as the process continues or upon completion of the process. Therefore, as we continue this process with the IRS, it is reasonably possible that over the next twelve-month period we may experience an increase or decrease to our unrecognized tax benefits, our NOLs, other tax attributes, or any combination thereof that could have a material net favorable impact on income tax expense and our effective income tax rate. Due to the aforementioned uncertainties regarding the outcome of this process, it is not possible to determine the range of any impact at this time.

See Note 17, *Income Taxes*, to the accompanying consolidated financial statements and the "Critical Accounting Estimates" section of this Item.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests represents the share of net income or loss allocated to members or partners in our consolidated affiliates. Fluctuations in these amounts are primarily driven by the financial performance of the applicable hospital population each period. Other factors that increased amounts attributable to noncontrolling interests in 2012 over 2011 include bed additions at joint venture hospitals, the consolidation of St. Vincent Rehabilitation Hospital beginning in the third quarter of 2012 (see Note 7, *Investments in and Advances to Nonconsolidated Affiliates*, to the accompanying consolidated financial statements), and the purchase of the land and building previously subject to an operating lease associated with our joint venture hospital in Fayetteville, Arkansas. See the "Liquidity and Capital Resources" section of this Item.

Net income attributable to noncontrolling interests is expected to increase by approximately $5 million in 2013 due to changes at two of our existing hospitals. We have entered into an agreement to convert our 100% owned hospital in Jonesboro, Arkansas into a joint venture with St. Bernards Healthcare. Following the formation of the joint venture, our ownership percentage will be reduced to approximately 56%. This transaction is consistent with our strategy of aligning with high-quality acute care hospitals in key markets. In addition, our share of profits from our joint venture hospital in Memphis, Tennessee will decrease in 2013 from 70% to 50% pursuant to the terms of that partnership agreement entered into in 1993.

2011 Compared to 2010

Net Operating Revenues

Net patient revenue from our hospitals was 8.3% higher for the year ended December 31, 2011 than the year ended December 31, 2010. This increase was attributable to a 5.2% increase in patient discharges and a 3.0% increase in net patient revenue per discharge. Discharge growth included a 3.3% increase in same-store discharges. Net patient revenue per discharge increased primarily due to pricing adjustments from Medicare and managed care payors, a higher percentage of Medicare patients (as shown in the above payor mix table), and a higher percentage of neurological cases which increased the average acuity for the patients we served. On October 1, 2010, we received a 2.5% market basket update that was reduced to 2.25% under the requirements of the 2010 Healthcare Reform Laws.

As discussed above, during 2011, a new provider tax was implemented in Pennsylvania where we operate nine inpatient hospitals. As a result of the implementation of this new provider tax in Pennsylvania, we recorded approximately $5 million in 2011 related to the period from July 1, 2010 through December 31, 2010 when we were notified by Pennsylvania of the specific provider tax refund to be issued to us after Pennsylvania had received approval from CMS on its amended state plan relative to these taxes. Excluding the Pennsylvania provider taxes, outpatient and other revenues would have been relatively flat year over year as the impact of the decrease in outpatient volumes and the closure of outpatient satellite clinics in prior periods was offset by an increase in the number of home health visits included in these volume metrics. Because home health visits receive a higher reimbursement rate per visit, we experienced an improvement in our net outpatient revenue per visit which offset a portion of the decrease in volume during 2011 compared to 2010.

Provision for Doubtful Accounts

The change in the *Provision for doubtful accounts* as a percent of *Net operating revenues* in 2011 was primarily the result of an increase in Medicare claim denials offset by collections in excess of amounts previously reserved for denied claims. In addition, we continued to benefit from the enhancements we implemented in 2010 to our processes around the capture and recovery of Medicare-related bad debts.

Salaries and Benefits

Salaries and benefits increased from 2010 to 2011 primarily due to increased patient volumes, including an increase in the number of full-time equivalents as a result of our 2011 and 2010 development activities, an approximate 2% merit increase provided to employees on October 1, 2010, a change in the skills mix of employees at our hospitals, the training and orienting of new employees as a result of our increased volumes, and rising benefits costs. See the discussion above related to our increased use of registered nurses and CRRNs.

Salaries and benefits as a percent of *Net operating revenues* decreased in 2011 compared to 2010 due to the ramping up of new hospitals in 2010 and our increasing revenue base in 2011, as discussed above.

Hospital-related Expenses

Other Operating Expenses

Other operating expenses in 2011 increased over 2010 primarily as a result of increased patient volumes. *Other operating expenses* in 2011 also included approximately $3 million of expenses associated with the implementation of the new Pennsylvania state provider tax program, as discussed above. Despite the expenses associated with these taxes, *Other operating expenses* as a percent of *Net operating revenues* decreased during 2011 compared to 2010 due primarily to our increasing revenue base.

Occupancy Costs

Occupancy costs increased from 2010 to 2011 primarily as a result of our development activities in 2010.

Supplies

Supplies expense increased in 2011 compared to 2010 as a direct result of our increased volumes in 2011. *Supplies* expense decreased as a percent of *Net operating revenues* in 2011 compared to 2010 due to our increasing revenue base, our supply chain efforts, and our continual focus on monitoring and actively managing pharmaceutical costs.

General and Administrative Expenses

General and administrative expenses as a percent of *Net operating revenues* decreased in 2011 compared to 2010 primarily as a result of disciplined expense management and our increasing revenue base.

Depreciation and Amortization

Depreciation and amortization increased in 2011 compared to 2010 as a result of increased capital expenditures in both years and acquisitions in 2010.

Government, Class Action, and Related Settlements

As discussed above, the gain included in *Government, class action, and related settlements* in 2011 resulted from the recovery of assets from Richard Scrushy, as discussed in Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

During 2010, HealthSouth was relieved of its contractual obligation to continue paying premiums on certain split dollar life insurance policies on the life of Richard Scrushy. The split dollar life insurance policies were owned by trusts established by Richard Scrushy for the benefit of his children. During 2010, the split dollar policies were terminated and their net cash surrender proceeds in the amount of approximately $2 million was divided among HealthSouth, Richard Scrushy's wife, and the Scrushy children's trusts. We recorded a $1.1 million charge as part of *Government, class action, and related settlements* in 2010 associated with this obligation.

Professional Fees—Accounting, Tax, and Legal

In 2011 and 2010, *Professional fees—accounting, tax, and legal* related primarily to legal and consulting fees for continued litigation and support matters arising from prior reporting and restatement issues. See Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements for a description of our continued litigation and support matters arising from our prior reporting and restatement issues.

Loss on Early Extinguishment of Debt

In June and September 2011, we redeemed all of our 10.75% Senior Notes due 2016. During 2010, we completed refinancing transactions in which we issued $275.0 million of 7.25% Senior Notes due 2018, issued $250.0 million of 7.75% Senior Notes due 2022, and replaced our former credit agreement with a new amended and restated credit agreement. The amounts included in *Loss on early extinguishment of debt* in 2011 and 2010 are a result of these transactions. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Interest Expense and Amortization of Debt Discounts and Fees

The decrease in *Interest expense and amortization of debt discounts and fees* from 2010 to 2011 was due primarily to a decrease in our average borrowings offset by an increase in our average interest rate. Lower average borrowings resulted from debt reductions throughout 2010 and 2011, including the redemption in 2011 of our 10.75% Senior Notes due 2016. Our average interest rate increased from 7.4% in 2010 to 8.0% in 2011 as a result of our October 2010 refinancing transactions in which we replaced our variable-rate senior secured term loan with higher fixed-rate unsecured notes, as well as the additional offering of senior notes completed in March 2011.

For additional information regarding debt and related interest expense, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements and the "Liquidity and Capital Resources" section of this Item.

Loss on Interest Rate Swaps

Our *Loss on interest rate swaps* represented amounts recorded related to the fair value adjustments and quarterly settlements recorded for our interest rate swaps that were not designated as hedges. As discussed in Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements, both of our interest rate swaps not designated as hedges expired in March 2011. The last interest rate set date for these swaps was December 10, 2010. At that time, we accrued the final net settlement payments for these swaps. Therefore, we did not record any losses related to these swaps in 2011. The net loss recorded in 2010 represented the change in the market's expectations for interest rates over the remaining term of the swap agreements.

In addition, *Loss on interest rate swaps* also included any ineffectiveness associated with our former two forward-starting interest rate swaps that were designated as hedges. In association with the refinancing transactions discussed in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, in 2010, we terminated our two forward-starting interest rate swaps. Accordingly, during 2010, we reclassified the existing cumulative loss associated with these two swaps, or $4.6 million, from *Accumulated other comprehensive income* to earnings in the line titled *Loss on interest rate swaps*. In addition, we recorded a $2.3 million charge associated with the settlement payment to the counterparties as part of *Loss on interest rate swaps* during 2010. In October 2010, an unwind fee of $6.9 million was paid to the counterparties under these agreements to effect the termination.

During the years ended December 31, 2011 and 2010, we made net cash settlement payments of $10.9 million, and $44.7 million, respectively, to our counterparties.

For additional information regarding these interest rate swaps, see Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements.

Income from Continuing Operations Before Income Tax Expense (Benefit)

The increase in our pre-tax income from continuing operations from 2010 to 2011 resulted from increased *Net operating revenues* and disciplined expense management.

Provision for Income Tax Expense (Benefit)

Our effective income tax rate for 2011 was 15.3%. Our *Provision for Income Tax Expense* in 2011 was less than the federal statutory rate of 35.0% primarily due to: (1) an approximate $28 million benefit associated with a current period net reduction in the valuation allowance and (2) an approximate $18 million net benefit associated with settlements with various taxing authorities including the settlement of federal income tax claims with the IRS for tax years 2007 and 2008 offset by (3) approximately $7 million of net income tax expense primarily related to corrections to deferred tax assets associated with our NOLs and corresponding valuation allowance. See Note 1, *Summary of Significant Accounting Policies*, "Out-of-Period Adjustments," to the accompanying consolidated financial statements.

The *Provision for income tax benefit* in 2010 primarily resulted from a reduction in the valuation allowance. Based on the weight of available evidence including our generation of pre-tax income from continuing operations on a three-year look back basis, our forecast of taxable income in future periods in each applicable tax jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies, we determined, in the fourth quarter of 2010, it is more likely than not a substantial portion of our deferred tax assets will be realized on a federal basis and in certain state jurisdictions in the future and decreased our valuation allowance by $825.4 million. This benefit was offset by settlements related to federal IRS examinations, including reductions in unrecognized tax benefits.

For 2011 and 2010, cash income tax expense was $9.1 million and $10.0 million, respectively.

See Note 17, *Income Taxes*, to the accompanying consolidated financial statements.

Net Income Attributable to Noncontrolling Interests

Amounts attributable to noncontrolling interests increased in 2011 over 2010 due primarily to bed additions at joint venture hospitals.

Impact of Inflation

The impact of inflation on the Company will be primarily in the area of labor costs. The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. While we believe the current economic climate may help to moderate wage increases in the near term, there can be no guarantee we will not experience increases in the cost of labor, as the need for clinical healthcare professionals is expected to grow. In addition, suppliers pass along rising costs to us in the form of higher prices. Our supply chain efforts and our continual focus on monitoring and actively managing pharmaceutical costs has enabled to us to accommodate increased pricing related to supplies and other operating expenses over the past few years. However, we cannot predict our ability to cover future cost increases.

It should be noted that we have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates.

Relationships and Transactions with Related Parties

Related party transactions are not material to our operations, and therefore, are not presented as a separate discussion within this Item.

Results of Discontinued Operations

The operating results of discontinued operations are as follows (in millions):

	For the Year Ended December 31,		
	2012	2011	2010
Net operating revenues	$ 1.0	$ 95.7	$ 123.7
Less: Provision for doubtful accounts	—	(1.5)	(2.4)
Net operating revenues less provision for doubtful accounts	1.0	94.2	121.3
Costs and expenses	0.2	66.3	106.4
Impairments	—	6.8	0.6
Income from discontinued operations	0.8	21.1	14.3
Gain (loss) on disposal of assets/sale of investments of discontinued operations	5.0	65.6	(1.2)
Income tax expense	(1.3)	(37.9)	(4.0)
Income from discontinued operations, net of tax	$ 4.5	$ 48.8	$ 9.1

Our results of discontinued operations primarily included the operations of the following hospitals: five of our LTCHs (sold in August 2011); Houston LTCH (closed in August 2011); and Dallas Medical Center (closed in October 2008). The decrease in net operating revenues and costs and expenses in each period presented were due primarily to the performance and eventual sale or closure of these facilities.

In addition, as discussed in Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, in April 2011, we entered into a definitive settlement and release agreement with the state of Delaware (the "Delaware Settlement") relating to a previously disclosed audit of unclaimed property conducted on behalf of Delaware and two other states by Kelmar Associates, LLC. During 2011, we recorded a $24.8 million gain in connection with this settlement as part of our results of discontinued operations.

The impairment charges presented in the above table for 2011 related to the Houston LTCH that was closed in 2011 and the Dallas Medical Center that was closed in 2008. We determined the fair value of the impaired long-lived assets at the hospitals based on the assets' estimated fair value using valuation techniques that included third-party appraisals and offers from potential buyers. The impairment charge recorded in 2010 also related to the Dallas Medical Center. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals and an offer from a potential buyer.

During 2012, we recognized gains associated with the sale of the real estate associated with Dallas Medical Center and an investment we had in a cancer treatment center that was part of our former diagnostic division. As a result of the transaction to sell five of our LTCHs, we recorded a $65.6 million pre-tax gain as part of our results of discontinued operations in 2011.

Income tax expense recorded as part of our results of discontinued operations in 2011 related primarily to the gain from the sale of five of our LTCHs and the Delaware Settlement.

See also Note 16, *Assets and Liabilities in and Results of Discontinued Operations*, and Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility.

The objectives of our capital structure strategy are to ensure we maintain adequate liquidity and flexibility. Maintaining adequate liquidity includes supporting the execution of our operating and strategic plans and allowing us to weather temporary disruptions in the capital markets and general business environment. Maintaining flexibility in our capital structure includes limiting concentrations of debt maturities in any given year, allowing for debt prepayments without onerous penalties, and ensuring our debt agreements are limited in restrictive terms and maintenance covenants.

In the second quarter of 2012, both Moody's and S&P upgraded our corporate credit rating. As a result of our credit rating upgrades, and consistent with the above objectives, in August 2012, we amended and restated our credit agreement to increase the size of our revolver from $500 million to $600 million, eliminate the former $100 million term loan ($95 million outstanding), extend the revolver maturity from May 2016 to August 2017, and lower the interest rate spread by 50 basis points to an initial rate of LIBOR plus 1.75%. In addition, in September 2012, we completed a registered public offering of $275 million aggregate principal amount of 5.75% Senior Notes due 2024 at a public offering price of 100% of the principal amount, the proceeds of which were used to repay amounts outstanding under our revolving credit facility and redeem 10% of the outstanding principal amount of our existing 7.25% Senior Notes due 2018 and our existing 7.75% Senior Notes due 2022. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

We have been disciplined in creating a capital structure that is flexible with no significant debt maturities prior to 2017. Our balance sheet remains strong. Our leverage ratio is within our target range, we have ample availability under our revolving credit facility, we continue to generate strong cash flows from operations, and we have flexibility with how we choose to invest our cash.

Current Liquidity

As of December 31, 2012, we had $132.8 million in *Cash and cash equivalents*. This amount excludes $49.3 million in *Restricted cash* and $55.8 million of restricted marketable securities ($39.4 million of restricted marketable securities are included in *Other long-term assets* in our consolidated balance sheet). Our restricted assets pertain primarily to obligations associated with our captive insurance company, as well as obligations we have under agreements with joint venture partners. See Note 3, *Cash and Marketable Securities*, to the accompanying consolidated financial statements.

In addition to *Cash and cash equivalents*, as of December 31, 2012, we had approximately $561 million available to us under our revolving credit facility. Our credit agreement governs the majority of our senior secured borrowing capacity and contains a leverage ratio and an interest coverage ratio as financial covenants. Our leverage ratio is defined in our credit agreement as the ratio of consolidated total debt (less up to $75 million of cash on hand) to Adjusted EBITDA for the trailing four quarters. Our interest coverage ratio is defined in our credit agreement as the ratio of Adjusted EBITDA to consolidated interest expense, excluding the amortization of financing fees, for the trailing four quarters. As of December 31, 2012, the maximum leverage ratio requirement per our credit agreement was 4.5x and the minimum interest coverage ratio requirement was 2.5x, and we were in compliance with these covenants.

We do not face near-term refinancing risk, as the amounts outstanding under our credit agreement do not mature until 2017, and none of our bonds are due until 2018 and beyond. See the "Contractual Obligations" section below for information related to our contractual obligations as of December 31, 2012.

We anticipate we will continue to generate strong cash flows from operations that, together with availability under our revolving credit facility, will allow us to continue to invest in growth opportunities and continue to improve our existing core business. We also will continue to consider additional shareholder value-enhancing strategies such as repurchases of our common (see the "Stock Repurchase Authorization" section below) and preferred stock, common stock dividends, and, if deemed prudent, further reductions to our long-term debt, recognizing that these actions may increase our leverage ratio. As discussed in Note 11, *Convertible Perpetual Preferred Stock*, to the accompanying consolidated financial statements, we repurchased 46,645 shares of our preferred stock during 2012.

See Item 1A, *Risk Factors*, for a discussion of risks and uncertainties facing us.

Sources and Uses of Cash

The following table shows the cash flows provided by or used in operating, investing, and financing activities for the years ended December 31, 2012, 2011, and 2010 (in millions):

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Net cash provided by operating activities	$ 411.5	$ 342.7	$ 331.0
Net cash used in investing activities	(178.8)	(24.6)	(125.9)
Net cash used in financing activities	(130.0)	(336.3)	(237.5)
Increase (decrease) in cash and cash equivalents	$ 102.7	$ (18.2)	$ (32.4)

2012 Compared to 2011

Operating activities. The increase in *Net cash provided by operating activities* from 2011 to 2012 primarily resulted from the increase in our *Net operating revenues*, improved operating leverage, and a decrease in interest expense. *Net cash provided by operating activities* for 2011 included $26.9 million related to the premium paid in conjunction with the redemption of our 10.75% Senior Notes and a $16.2 million decrease in the liability associated with refunds due patients and other third-party payors. The decrease in this liability primarily related to a settlement discussed in Note 19, *Contingencies and Other Commitments,* to the accompanying consolidated financial statements.

Investing activities. Cash flows used in investing activities during 2011 included $107.9 million of proceeds from the sale of five of our LTCHs in August 2011. Excluding these proceeds, the increase in *Cash flows used in investing activities* resulted from increased capital expenditures, including capitalized software costs, in 2012 compared to 2011. The increase in our capital expenditures in 2012 primarily resulted from: de novo development activities including land purchases, increased hospital refresh projects, implementation of our electronic clinical information system, and the purchase of the real estate associated with our joint venture hospital in Fayetteville, Arkansas (see also "financing activities" below).

Financing activities. Cash flows used in financing activities during 2012 included the repurchase of 46,645 shares of our convertible perpetual preferred stock, distributions to noncontrolling interests of consolidated affiliates, dividends paid on our preferred stock, and net principal payments on debt offset by capital contributions from consolidated affiliates primarily associated with the purchase of the real estate associated with our joint venture hospital in Fayetteville, Arkansas. *Cash flows used in financing activities* during 2011 included net principal payments on debt, including the redemption of our 10.75% Senior Notes due 2016, distributions to noncontrolling interests of consolidated affiliates, and dividends paid on our preferred stock. Net debt payments, including debt issue costs, were approximately $21 million and $271 million for the years ended December 31, 2012 and 2011, respectively.

2011 Compared to 2010

Operating activities. The increase in *Net cash provided by operating activities* from 2010 to 2011 primarily resulted from the increase in our *Net operating revenues* and effective expense management. As discussed above, *Net cash provided by operating activities* for 2011 included $26.9 million related to the premium paid in conjunction with the redemption of our 10.75% Senior Notes in June and September 2011 and a $16.2 million decrease in the liability associated with refunds due patients and other third-party payors.

Investing activities. Net cash used in investing activities during 2011 included $107.9 million of proceeds from the sale of five of our LTCHs in August 2011, as discussed above and in Note 16, *Assets and Liabilities in and Results of Discontinued Operations*, to the accompanying consolidated financial statements. Excluding these proceeds, the net increase in *Net cash used in investing activities* year over year would have resulted from increased purchases of property and equipment in 2011 offset by the acquisition of two inpatient rehabilitation hospitals and net settlements on interest rate swaps during 2010. Purchases of property and equipment increased in 2011 primarily due to our purchase of leased properties associated with two of our inpatient rehabilitation hospitals.

Financing activities. The increase in *Net cash used in financing activities* during 2011 compared to 2010 resulted from the debt-related transactions discussed in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. Net debt payments, including debt issue costs, were approximately $271 million during 2011 compared to approximately $183 million of net debt payments during 2010.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2012 are as follows (in millions):

	Total	2013	2014-2015	2016-2017	2018 and thereafter
Long-term debt obligations:					
Long-term debt, excluding revolving credit facility and capital lease obligations [(a)]	$ 1,181.6	$ 2.8	$ 4.7	$ 1.4	$ 1,172.7
Revolving credit facility	—	—	—	—	—
Interest on long-term debt [(b)]	722.1	86.2	171.8	171.3	292.8
Capital lease obligations [(c)]	111.4	15.7	22.2	20.0	53.5
Operating lease obligations [(d)(e)]	255.8	40.7	63.9	43.6	107.6
Purchase obligations [(e)(f)]	139.6	27.8	46.6	32.4	32.8
Other long-term liabilities [(g)]	3.4	0.2	0.4	0.4	2.4
Total	$ 2,413.9	$ 173.4	$ 309.6	$ 269.1	$ 1,661.8

(a) Included in long-term debt are amounts owed on our bonds payable and other notes payable. These borrowings are further explained in Note 8, *Long-term Debt,* to the accompanying consolidated financial statements.

(b) Interest on our fixed rate debt is presented using the stated interest rate. Interest expense on our variable rate debt is estimated using the rate in effect as of December 31, 2012. (See Item 7A, *Quantitative and Qualitative Disclosures About Market Risk,* to this report. No variable rate debt was outstanding as of December 31, 2012.) Interest related to capital lease obligations is excluded from this line. Future minimum payments, which are accounted for as interest, related to sale/leaseback transactions involving real estate accounted for as financings are included in this line (see Note 5, *Property and Equipment*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements). Amounts exclude amortization of debt discounts, amortization of loan fees, or fees for lines of credit that would be included in interest expense in our consolidated statements of operations.

(c) Amounts include interest portion of future minimum capital lease payments.

(d) We lease approximately one third of our hospitals as well as other property and equipment under operating leases in the normal course of business. Some of our hospital leases require percentage rentals on patient revenues above specified minimums and contain escalation clauses. The minimum lease payments do not include contingent rental expense. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. For more information, see Note 5, *Property and Equipment,* to the accompanying consolidated financial statements.

(e) Future operating lease obligations and purchase obligations are not recognized in our consolidated balance sheet.

(f) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on HealthSouth and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our purchase obligations primarily relate to software licensing and support.

(g) Because their future cash outflows are uncertain, the following noncurrent liabilities are excluded from the table above: general and professional liability and workers' compensation risks, deferred income taxes, and our estimated liability for unsettled litigation. For more information, see Note 10, *Self-Insured Risks,* Note 17, *Income Taxes,* and

Note 19, *Contingencies and Other Commitments,* to the accompanying consolidated financial statements. Also, at December 31, 2012, we had $78.0 million of total gross unrecognized tax benefits. At this time, we cannot estimate a range of the reasonably possible change that may occur. We continue to actively pursue, through ongoing discussions with taxing authorities, the maximization of our income tax benefits, primarily related to our federal NOL.

Our capital expenditures include costs associated with our hospital refresh program, de novo projects, capacity expansions, technology initiatives, and building and equipment upgrades and purchases. During the year ended December 31, 2012, we made capital expenditures of $159.7 million for property and equipment and capitalized software. Approximately $83 million of the amount spent were considered nondiscretionary expenditures. Capital expenditures in 2012 included the purchase of the real estate associated with our joint venture hospital in Fayetteville, Arkansas for approximately $15 million, half of which was reimbursed to us by our joint venture partner through a capital contribution. In addition, we used $3.1 million for our acquisition activities, as discussed above.

During 2013, we expect to spend approximately $180 million to $220 million for capital expenditures. This range includes the estimated investment to replace our currently leased hospital in Ludlow, Massachusetts, but it excludes all other lease buy-out opportunities, as it is difficult to estimate how these negotiations may proceed with our current landlords. In addition, the 2013 estimated range for capital expenditures is exclusive of acquisitions. The anticipated increase in 2013 over amounts spent for capital expenditures in 2012 is due to increased de novo and capacity expansion projects in 2013. Actual amounts spent will be dependent upon the timing of construction projects. Approximately $80 million to $90 million of this budgeted amount is considered nondiscretionary expenditures.

As discussed elsewhere in this report, we expect to close the transaction to acquire Walton Rehabilitation Hospital in Augusta, Georgia in the first quarter of 2013.

Stock Repurchase Authorization

In October 2011, our board of directors authorized the repurchase of up to $125 million of our common stock. No repurchases were made under this original authorization. On February 15, 2013, our board of directors approved an increase in our existing common stock repurchase authorization from $125 million to $350 million. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. Subject to certain terms and conditions, including a maximum price per share and compliance with federal and state securities and other laws, we intend to pursue a tender offer for our common stock for up to the full amount of this authorization. The specific timing and parameters will be dictated by market conditions. Any such tender offer would be funded with a combination of cash on hand and availability under our $600 million revolving credit facility. Even if successful at the full amount authorized, any such tender offer would result in a modest impact on our leverage ratio, with the resulting ratio remaining within our target range. We believe the contemplated tender offer is consistent with our strategy of deploying financial resources towards long-term, shareholder value-creating opportunities.

Our board of directors also previously granted discretion to management to opportunistically repurchase from time to time, subject to similar conditions, warrants issued pursuant to the warrant agreement, dated as of January 16, 2004, with Wells Fargo Bank Northwest, N.A., as warrant agent, and up to $125 million of our convertible perpetual preferred stock. Likewise, this authority did not require the purchase of a specific number of warrants or shares, had an indefinite term, and was subject to termination at any time by our board of directors. The board of directors' decision to increase the common stock repurchase authorization, as discussed above, on February 15, 2013 replaces this authorization for warrants and preferred stock. See Note 18, *Earnings per Common Share*, to the accompanying consolidated financial statements for additional information regarding these warrants. As discussed in Note 11, *Convertible Perpetual Preferred Stock*, to the accompanying consolidated financial statements, we repurchased 46,645 shares of our preferred stock for $46.5 million during 2012.

Adjusted EBITDA

Management believes Adjusted EBITDA as defined in our credit agreement is a measure of our ability to service our debt and our ability to make capital expenditures. We reconcile Adjusted EBITDA to *Net income* and to *Net cash provided by operating activities*.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. These covenants are material terms of the credit agreement. Noncompliance with these financial covenants under our credit agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our credit agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the credit agreement definition of Adjusted EBITDA, referred to as "Adjusted Consolidated EBITDA" there, allows us to add back to consolidated *Net income* interest expense, income taxes, and depreciation and amortization and then add back to consolidated *Net income* (1) all unusual or nonrecurring items reducing consolidated *Net income* (of which only up to $10 million in a year may be cash expenditures), (2) any losses from discontinued operations and closed locations, (3) costs and expenses, including legal fees and expert witness fees, incurred with respect to litigation associated with stockholder derivative litigation, including the matters related to Ernst & Young LLP and Richard Scrushy discussed in Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements, and (4) share-based compensation expense. We also subtract from consolidated *Net income* all unusual or nonrecurring items to the extent increasing consolidated *Net income*.

Under the credit agreement, the Adjusted EBITDA calculation does not include net income attributable to noncontrolling interests and includes (1) gain or loss on disposal of assets, (2) professional fees unrelated to the stockholder derivative litigation, and (3) unusual or nonrecurring cash expenditures in excess of $10 million. These items may not be indicative of our ongoing performance, so the Adjusted EBITDA calculation presented here includes adjustments for them.

Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for *Net income* or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Our Adjusted EBITDA for the years ended December 31, 2012, 2011, and 2010 was as follows (in millions):

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Net income	$ 235.9	$ 254.6	$ 939.8
Income from discontinued operations, net of tax, attributable to HealthSouth	(4.5)	(49.9)	(9.2)
Provision for income tax expense (benefit)	108.6	37.1	(740.8)
Loss on interest rate swaps	—	—	13.3
Interest expense and amortization of debt discounts and fees	94.1	119.4	125.6
Loss on early extinguishment of debt	4.0	38.8	12.3
Professional fees—accounting, tax, and legal	16.1	21.0	17.2
Government, class action, and related settlements	(3.5)	(12.3)	1.1
Net noncash loss on disposal or impairment of assets	4.4	4.3	1.4
Depreciation and amortization	82.5	78.8	73.1
Stock-based compensation expense	24.1	20.3	16.4
Net income attributable to noncontrolling interests	(50.9)	(45.9)	(40.8)
Gain on consolidation of St. Vincent Rehabilitation Hospital	(4.9)	—	—
Other	—	—	0.2
Adjusted EBITDA	$ 505.9	$ 466.2	$ 409.6

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,		
	2012	2011	2010
Net cash provided by operating activities	$ 411.5	$ 342.7	$ 331.0
Provision for doubtful accounts	(27.0)	(21.0)	(16.4)
Professional fees—accounting, tax, and legal	16.1	21.0	17.2
Interest expense and amortization of debt discounts and fees	94.1	119.4	125.6
Equity in net income of nonconsolidated affiliates	12.7	12.0	10.1
Net income attributable to noncontrolling interests in continuing operations	(50.9)	(47.0)	(40.9)
Amortization of debt discounts and fees	(3.7)	(4.2)	(6.3)
Distributions from nonconsolidated affiliates	(11.0)	(13.0)	(8.1)
Current portion of income tax expense	5.9	0.6	2.9
Change in assets and liabilities	60.7	49.9	2.8
Change in government, class action, and related settlements liability	(2.6)	(8.5)	2.9
Premium received on bond issuance	—	(4.1)	—
Premium paid on bond redemption	1.9	26.9	—
Operating cash provided by discontinued operations	(2.0)	(9.1)	(13.2)
Other	0.2	0.6	2.0
Adjusted EBITDA	$ 505.9	$ 466.2	$ 409.6

The increase in Adjusted EBITDA for each year presented was due primarily to the increase in *Net operating revenues* discussed above, as well as improved operating leverage and labor productivity.

Off-Balance Sheet Arrangements

In accordance with the definition under SEC rules, the following qualify as off-balance sheet arrangements:

- any obligation under certain guarantees or contracts;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity, or market risk support to that entity for such assets;
- any obligation under certain derivative instruments; and
- any obligation under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to the registrant, or engages in leasing, hedging, or research and development services with the registrant.

The following discussion addresses each of the above items for the Company.

Information required regarding guarantees is hereby incorporated by reference from Note 12, *Guarantees*, to the accompanying consolidated financial statements.

As of December 31, 2012, we do not have any retained or contingent interest in assets as defined above.

As of December 31, 2012, we do not hold any derivative financial instruments. See Note 9, *Derivative Instruments*, to the accompanying consolidated financial statements.

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2012, we are not involved in any unconsolidated SPE transactions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements. We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, as they require our most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Revenue Recognition

We recognize net patient service revenue in the reporting period in which we perform the service based on our current billing rates (i.e., gross charges) less actual adjustments and estimated discounts for contractual allowances (principally for patients covered by Medicare, Medicaid, and managed care and other health plans). See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," to the accompanying consolidated financial statements for a complete discussion of our revenue recognition policies.

Our patient accounting system calculates contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Other factors that are considered and could further influence the level of our reserves include the patient's total length of stay for in-house patients, each patient's discharge destination, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional reserves are provided to account for these factors.

Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective.

Allowance for Doubtful Accounts

The collection of outstanding receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. We provide for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. See Note 1, *Summary of Significant Accounting Policies*, "Accounts Receivable and the Allowance for Doubtful Accounts," and Note 4, *Accounts Receivable*, to the accompanying consolidated financial statements for a complete discussion of our policies related to the allowance for doubtful accounts.

Our primary collection risks relate to patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding. Changes in general economic conditions (such as increased unemployment rates or periods of recession), business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable. We estimate our allowance for doubtful accounts based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors so that the remaining receivables, net of allowances, are reflected at their estimated net realizable values.

In addition, we have experienced denials of certain diagnosis codes by Medicare contractors based on medical necessity. We dispute, or "appeal," most of these denials, and we collect approximately 58% of all amounts denied. Because we do not write-off receivables until all collection efforts have been exhausted, we do not write-off receivables related to denied claims while they are in this review process.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. As of December 31, 2012 and 2011, $20.4 million and $12.3 million, or 7.8% and 5.3%, respectively, of our patient accounts receivable represented denials by Medicare contractors that were in the medical necessity review process. During the years ended December 31, 2012, 2011, and 2010, we wrote off $0.2 million, $0.5 million, and $5.8 million, respectively, of previously denied claims while we collected $4.3 million, $1.9 million, and $6.7 million, respectively, of previously denied claims.

The table below shows a summary of our net accounts receivable balances as of December 31, 2012 and 2011. Information on the concentration of total patient accounts receivable by payor class can be found in Note 1, *Summary of Significant Accounting Policies*, "Accounts Receivable and the Allowance for Doubtful Accounts," to the accompanying consolidated financial statements.

	As of December 31,	
	2012	2011
	(In Millions)	
0 - 30 Days	$ 178.9	$ 162.9
31 - 60 Days	19.6	18.3
61 - 90 Days	9.4	9.2
91 - 120 Days	4.6	5.6
120 + Days	18.8	15.1
Patients accounts receivable, net	231.3	211.1
Other accounts receivable	18.0	11.7
Accounts receivable, net	$ 249.3	$ 222.8

FORM 10-K

Self-Insured Risks

We are self-insured for certain losses related to professional liability, general liability, and workers' compensation risks. Although we obtain third-party insurance coverage to limit our exposure to these claims, a substantial portion of our professional liability, general liability, and workers' compensation risks are insured through a wholly owned insurance subsidiary. See Note 10, *Self-Insured Risks*, to the accompanying consolidated financial statements for a more complete discussion of our self-insured risks.

Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. Our reserves and provisions for professional liability, general liability, and workers' compensation risks are based upon actuarially determined estimates calculated by third-party actuaries. The actuaries consider a number of factors, including historical claims experience, exposure data, loss development, and geography. Periodically, we review the assumptions and the valuations provided by third-party actuaries to determine the adequacy of our self-insured liabilities.

The time period to resolve these claims can vary depending upon the jurisdiction and whether the claims are settled or litigated. The estimation of the timing of payments beyond a year can vary significantly.

Due to the considerable variability that is inherent in such estimates, there can be no assurance the ultimate liability will not exceed management's estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Goodwill

Absent any impairment indicators, we evaluate goodwill for impairment as of October 1st of each year. We test goodwill for impairment at the reporting unit level and are required to make certain subjective and complex judgments on a number of matters, including assumptions and estimates used to determine the fair value of our single reporting unit. We assess qualitative factors in our single reporting unit to determine whether it is necessary to perform the first step of the two-step quantitative goodwill impairment test. The quantitative impairment test is required only if we conclude it is more likely than not our reporting unit's fair value is less than its carrying amount.

If, based on our qualitative assessment, we were to believe we must proceed to Step 1, we would determine the fair value of our reporting unit using generally accepted valuation techniques including the income approach and the market approach. We would validate our estimates under the income approach by reconciling the estimated fair value of our reporting unit determined under the income approach to our market capitalization and estimated fair value determined under the market approach. Values from the income approach and market approach would then be evaluated and weighted to arrive at the estimated aggregate fair value of the reporting unit.

The income approach includes the use of our reporting unit's projected operating results and cash flows that are discounted using a weighted-average cost of capital that reflects market participant assumptions. The projected operating results use management's best estimates of economic and market conditions over the forecasted period including assumptions for pricing and volume, operating expenses, and capital expenditures. Other significant estimates and assumptions include cost-saving synergies and tax benefits that would accrue to a market participant under a fair value methodology. The market approach estimates fair value through the use of observable inputs, including the Company's stock price.

See Note 1, *Summary of Significant Accounting Policies*, "Goodwill and Other Intangibles," and Note 6, *Goodwill and Other Intangible Assets*, to the accompanying consolidated financial statements for additional information.

The following events and circumstances are certain of the qualitative factors we consider in evaluating whether it is more likely than not the fair value of our reporting unit is less than its carrying amount:

- Macroeconomic conditions, such as deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets;
- Industry and market considerations and changes in healthcare regulations, including reimbursement and compliance requirements under the Medicare and Medicaid programs;
- Cost factors, such as an increase in labor, supply, or other costs;
- Overall financial performance, such as negative or declining cash flows or a decline in actual or forecasted revenue or earnings;
- Other relevant company-specific events, such as material changes in management or key personnel or outstanding litigation;
- Material events, such as a change in the composition or carrying amount of our reporting unit's net assets, including acquisitions and dispositions; and
- Consideration of the relationship of our market capitalization to our book value, as well as a sustained decrease in our share price.

In the fourth quarter of 2012, we assessed the qualitative factors described above for our reporting unit and concluded it is more likely than not the fair value of our reporting unit is greater than its carrying amount. As a result of this assessment of qualitative factors, we determined it was not necessary to perform the two-step goodwill impairment test on our reporting unit. If actual results are not consistent with our assumptions and estimates, we may be exposed to goodwill impairment charges. However, at this time, we continue to believe our reporting unit is not at risk for any impairment charges.

Income Taxes

We provide for income taxes using the asset and liability method. We also evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," and Note 17, *Income Taxes*, to the accompanying consolidated financial statements for a more complete discussion of income taxes and our policies related to income taxes.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. We are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income we will ultimately generate in the future, as well as other factors. A high degree of judgment is required to determine the extent a valuation allowance should be provided against deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods in each applicable tax jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment. Our forecast of future earnings includes assumptions about patient volumes, payor reimbursement, labor costs, hospital operating expenses, and interest expense. Based on the weight of available evidence, we determine if it is more likely than not our deferred tax assets will be realized in the future.

Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions which are periodically audited by tax authorities. In addition, our effective income tax rate is affected by changes in tax law, the tax jurisdictions in which we operate, and the results of income tax audits.

During the year ended December 31, 2012, we decreased our valuation allowance by $10.5 million. As of December 31, 2012, we had a remaining valuation allowance of $39.8 million which primarily related to state NOLs. At the state jurisdiction level, we determined it was necessary to maintain a valuation allowance due to uncertainties related to our ability to utilize a portion of the deferred tax assets before they expire. The amount of the valuation allowance has been determined for each tax jurisdiction based on the weight of all available evidence, as described above, including management's estimates of taxable income for each jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable.

While management believes the assumptions included in its forecast of future earnings are reasonable and it is more likely than not the net deferred tax asset balance as of December 31, 2012 will be realized, no such assurances can be provided. If management's expectations for future operating results on a consolidated basis or at the state jurisdiction level vary from actual results due to changes in healthcare regulations, general economic conditions, or other factors, we may need to increase our valuation allowance, or reverse amounts recorded currently in the valuation allowance, for all or a portion of our deferred tax assets. Similarly, future adjustments to our valuation allowance may be necessary if the timing of future tax deductions is different than currently expected. Our income tax expense in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

We continue to actively pursue, through ongoing discussions with taxing authorities, the maximization of our income tax benefits, primarily related to our federal NOL. Although management believes its estimates and judgments related to these claims are reasonable, depending on the ultimate resolution of these tax matters, actual amounts recovered could differ from management's estimates, and such differences could be material. See Note 17, *Income Taxes*, to the accompanying consolidated financial statements for a discussion of our participation in the pre-filing agreement process with the IRS.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. See Note 1, *Summary of Significant Accounting Policies*, "Litigation Reserves," and Note 19, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements for additional information.

We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk is to changes in interest rates on our long-term debt. We use sensitivity analysis models to evaluate the impact of interest rate changes on these items.

Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio. A change in interest rates impacts the net fair value of our fixed rate debt but has no impact on interest expense or cash flows. Interest rate changes on variable rate debt impact our interest expense and cash flows, but do not impact the net fair value of the underlying debt instruments. Our fixed and variable rate debt (excluding capital lease obligations and other notes payable) as of December 31, 2012 is shown in the following table (in millions):

	As of December 31, 2012			
	Carrying Amount	% of Total	Estimated Fair Value	% of Total
Fixed rate debt	$ 1,144.8	100.0%	$ 1,233.7	100.0%
Variable rate debt	—	—%	—	—%
Total long-term debt	$ 1,144.8	100.0%	$ 1,233.7	100.0%

As of December 31, 2012, our revolving credit facility is the only piece of our long-term debt that carries a variable interest rate. As discussed in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, in September 2012, we completed a public offering of $275 million aggregate principal amount of 5.75% Senior Notes due 2024. We used $195 million of the net proceeds from this transaction to repay the amounts outstanding under our revolving credit facility. Therefore, as of December 31, 2012, no variable rate debt was outstanding.

A 1% increase in interest rates would result in an approximate $60.5 million decrease in the estimated net fair value of our fixed rate debt, and a 1% decrease in interest rates would result in an approximate $17.1 million increase in its estimated net fair value.

Foreign operations, and the related market risks associated with foreign currencies, are currently, and have been, insignificant to our financial position, results of operations, and cash flows.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements and related notes are filed together with this report. See the index to financial statements on page F-1 for a list of financial statements filed with this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, the COSO framework. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

We expect to file a definitive proxy statement relating to our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") with the United States Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only the information from the 2013 Proxy Statement that specifically addresses disclosure requirements of Items 10-14 below is incorporated by reference.

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is hereby incorporated by reference from our 2013 Proxy Statement under the captions "Items of Business Requiring Your Vote - Proposal 1 -- Election of Directors," "Corporate Governance and Board Structure – Code of Ethics," "Corporate Governance and Board Structure – Proposals for Director Nominees by Stockholders," "Corporate Governance and Board Structure – Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers."

Item 11. Executive Compensation

The information required by Item 11 is hereby incorporated by reference from our 2013 Proxy Statement under the captions "Corporate Governance and Board Structure – Compensation of Directors," "Compensation Committee Matters," and "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plans

The following table sets forth, as of December 31, 2012, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

	Securities to be Issued Upon Exercise	Weighted Average Price[1]	Securities Available for Future Issuance
Plans approved by stockholders	4,352,264 [2]	$ 20.23	7,215,431 [3]
Plans not approved by stockholders	1,117,785 [4]	22.48	—
Total	5,470,049	21.12	7,215,431

(1) This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

(2) This amount assumes maximum performance by performance-based awards for which the performance has not yet been determined.

(3) This amount represents the number of shares available for future equity grants under the Amended and Restated 2008 Equity Incentive Plan approved by our stockholders in May 2011.

(4) This amount includes (a) 600, 1,010,523, and 7,029 shares issuable upon exercise of stock options outstanding under the 2002 Nonexecutive Stock Option Plan, the 2005 Equity Incentive Plan, and the Key Executive Incentive Program, respectively, and (b) 99,633 restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan.

2002 Nonexecutive Stock Option Plan

The 2002 Nonexecutive Stock Option Plan (the "2002 Plan") provided for the grant of nonqualified options to purchase shares of our common stock to our employees who were not directors or executive officers. The 2002 Plan expired in January 2012. The awards outstanding at the time of its termination will continue in effect in accordance with their terms. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, generally were at the discretion of the compensation committee of our board of directors. However, no options are exercisable beyond ten years from the date of grant, and granted options generally vest in periods of up to five years depending on the type of award granted. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan (the "2004 Plan") provided for the grant of common stock, awards of restricted common stock, and the right to receive awards of common stock, which we refer to as "restricted stock units," to our nonemployee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2004 Plan at the time of its termination will continue in effect in accordance with their terms. Awards of restricted stock units were fully vested when awarded and will be settled in shares of common stock on the earlier of the six-month anniversary of the date on which the director ceases to serve on the board of directors or certain change in control events. The restricted stock units generally cannot be transferred. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan (the "2005 Plan") provided for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, and other stock-based awards to our directors, executives, and other key employees as determined by the board of directors or the compensation committee in accordance with the terms of the 2005 Plan and evidenced by an award agreement with each participant. The 2005 Plan expired in November 2008 and was replaced by the 2008 Equity Incentive Plan. Some option awards remain outstanding and are fully vested. Awards granted under the 2005 Plan at the time of its termination will continue in effect in accordance with their terms. The outstanding options have an exercise price not less than the fair market value of such shares of common stock on the date of grant and an expiration date that is ten years after the grant date. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

Key Executive Incentive Program

On November 17, 2005, our board of directors adopted the Key Executive Incentive Program, which was a response to unusual employee retention needs we were experiencing at that particular time and served as a means of ensuring management continuity during the Company's strategic repositioning expected to continue through 2008. The associated equity awards, which were made on November 17, 2005, were one-time special equity grants designed to keep key members of our management team intact and to be an effective deterrent to officers leaving the Company during our transition phase. Some option awards remain outstanding and are fully vested. The options vested 25% in January 2007, 25% in January 2008, and the remaining 50% in January 2009. The outstanding options have an exercise price not less than the fair market value of such shares of common stock on the date of grant and an expiration date that is ten years after the grant date. Awards are generally protected against dilution upon the issuance of stock dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

Security Ownership of Certain Beneficial Owners and Management

The other information required by Item 12 is hereby incorporated by reference from our 2013 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is hereby incorporated by reference from our 2013 Proxy Statement under the captions "Corporate Governance and Board Structure – Director Independence" and "Certain Relationships and Related Transactions."

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from our 2013 Proxy Statement under the caption "Items of Business Requiring Your Vote – Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm – Principal Accountant Fees and Services."

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

See the accompanying index on page F-1 for a list of financial statements filed as part of this report.

Financial Statement Schedules

None.

Exhibits

See Exhibit Index immediately following page F-67 of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHSOUTH CORPORATION

By: /s/ JAY GRINNEY

Jay Grinney
President and Chief Executive Officer

Date: February 19, 2013

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John P. Whittington his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ JAY GRINNEY **Jay Grinney**	President and Chief Executive Officer and Director	February 19, 2013
/s/ DOUGLAS E. COLTHARP **Douglas E. Coltharp**	Executive Vice President and Chief Financial Officer	February 19, 2013
/s/ ANDREW L. PRICE **Andrew L. Price**	Chief Accounting Officer	February 19, 2013
/s/ JON F. HANSON **Jon F. Hanson**	Chairman of the Board of Directors	February 19, 2013
/s/ JOHN W. CHIDSEY **John W. Chidsey**	Director	February 19, 2013
/s/ DONALD L. CORRELL **Donald L. Correll**	Director	February 19, 2013
/s/ YVONNE M. CURL **Yvonne M. Curl**	Director	February 19, 2013
/s/ CHARLES M. ELSON **Charles M. Elson**	Director	February 19, 2013
Joan E. Herman	Director	February 19, 2013
/s/ LEO I. HIGDON, JR. **Leo I. Higdon, Jr.**	Director	February 19, 2013
/s/ LESLYE G. KATZ **Leslye G. Katz**	Director	February 19, 2013
/s/ JOHN E. MAUPIN, JR. **John E. Maupin, Jr.**	Director	February 19, 2013
/s/ L. EDWARD SHAW, JR. **L. Edward Shaw, Jr.**	Director	February 19, 2013

Item 15. Financial Statements

FORM 10-K

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HealthSouth Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of HealthSouth Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Birmingham, Alabama
February 19, 2013

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2012	2011	2010
	(In Millions, Except Per Share Data)		
Net operating revenues	$ **2,161.9**	$ 2,026.9	$ 1,877.6
Less: Provision for doubtful accounts	**(27.0)**	(21.0)	(16.4)
Net operating revenues less provision for doubtful accounts	**2,134.9**	2,005.9	1,861.2
Operating expenses:			
Salaries and benefits	**1,050.2**	982.0	921.7
Other operating expenses	**303.8**	288.3	270.9
General and administrative expenses	**117.9**	110.5	106.2
Supplies	**102.4**	102.8	99.4
Depreciation and amortization	**82.5**	78.8	73.1
Occupancy costs	**48.6**	48.4	44.9
Government, class action, and related settlements	**(3.5)**	(12.3)	1.1
Professional fees—accounting, tax, and legal	**16.1**	21.0	17.2
Total operating expenses	**1,718.0**	1,619.5	1,534.5
Loss on early extinguishment of debt	**4.0**	38.8	12.3
Interest expense and amortization of debt discounts and fees	**94.1**	119.4	125.6
Other income	**(8.5)**	(2.7)	(4.3)
Loss on interest rate swaps	**—**	—	13.3
Equity in net income of nonconsolidated affiliates	**(12.7)**	(12.0)	(10.1)
Income from continuing operations before income tax expense (benefit)	**340.0**	242.9	189.9
Provision for income tax expense (benefit)	**108.6**	37.1	(740.8)
Income from continuing operations	**231.4**	205.8	930.7
Income from discontinued operations, net of tax	**4.5**	48.8	9.1
Net income	**235.9**	254.6	939.8
Less: Net income attributable to noncontrolling interests	**(50.9)**	(45.9)	(40.8)
Net income attributable to HealthSouth	**185.0**	208.7	899.0
Less: Convertible perpetual preferred stock dividends	**(23.9)**	(26.0)	(26.0)
Less: Repurchase of convertible perpetual preferred stock	**(0.8)**	—	—
Net income attributable to HealthSouth common shareholders	$ **160.3**	$ 182.7	$ 873.0
Weighted average common shares outstanding:			
Basic	**94.6**	93.3	92.8
Diluted	**108.1**	109.2	108.5
Earnings per common share:			
Basic earnings per share attributable to HealthSouth common shareholders:			
Continuing operations	$ **1.65**	$ 1.42	$ 9.31
Discontinued operations	**0.04**	0.54	0.10
Net income	$ **1.69**	$ 1.96	$ 9.41
Diluted earnings per share attributable to HealthSouth common shareholders:			
Continuing operations	$ **1.65**	$ 1.42	$ 8.20
Discontinued operations	**0.04**	0.54	0.08
Net income	$ **1.69**	$ 1.96	$ 8.28
Amounts attributable to HealthSouth:			
Income from continuing operations	$ **180.5**	$ 158.8	$ 889.8
Income from discontinued operations, net of tax	**4.5**	49.9	9.2
Net income attributable to HealthSouth	$ **185.0**	$ 208.7	$ 899.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,		
	2012	**2011**	**2010**
		(In Millions)	
COMPREHENSIVE INCOME			
Net income	**$ 235.9**	$ 254.6	$ 939.8
Other comprehensive income (loss), net of tax:			
Net change in unrealized gain (loss) on available-for-sale securities:			
Unrealized net holding gain (loss) arising during the period	**1.6**	(0.7)	0.5
Reclassifications to net income	**—**	—	(1.3)
Net change in unrealized loss on forward-starting interest rate swaps:			
Unrealized net holding loss arising during the period	**—**	—	(4.7)
Reclassifications to net income	**—**	—	4.6
Other comprehensive income (loss) before income taxes	**1.6**	(0.7)	(0.9)
Provision for income tax benefit related to other comprehensive income (loss) items	**—**	—	1.4
Other comprehensive income (loss), net of tax:	**1.6**	(0.7)	0.5
Comprehensive income	**237.5**	253.9	940.3
Comprehensive income attributable to noncontrolling interests	**(50.9)**	(45.9)	(40.8)
Comprehensive income attributable to HealthSouth	**$ 186.6**	$ 208.0	$ 899.5

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Balance Sheets

	As of December 31,	
	2012	2011
	(In Millions, Except Share Data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 132.8	$ 30.1
Restricted cash	49.3	35.3
Accounts receivable, net of allowance for doubtful accounts of $28.7 in 2012; $21.4 in 2011	249.3	222.8
Deferred income tax assets	137.5	127.2
Prepaid expenses and other current assets	67.9	76.2
Total current assets	636.8	491.6
Property and equipment, net	748.0	664.4
Goodwill	437.3	421.7
Intangible assets, net	73.2	57.7
Deferred income tax assets	393.1	507.5
Other long-term assets	135.4	128.3
Total assets	$ 2,423.8	$ 2,271.2
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 13.6	$ 18.9
Accounts payable	45.3	45.4
Accrued payroll	85.7	85.0
Accrued interest payable	25.9	22.5
Other current liabilities	130.4	141.4
Total current liabilities	300.9	313.2
Long-term debt, net of current portion	1,239.9	1,235.8
Self-insured risks	106.5	102.8
Other long-term liabilities	30.2	30.4
	1,677.5	1,682.2
Commitments and contingencies		
Convertible perpetual preferred stock, $.10 par value; 1,500,000 shares authorized; 353,355 shares issued in 2012 and 400,000 shares issued in 2011; liquidation preference of $1,000 per share	342.2	387.4
Shareholders' equity:		
HealthSouth shareholders' equity:		
Common stock, $.01 par value; 200,000,000 shares authorized; issued: 100,919,297 in 2012; 99,735,959 in 2011	1.0	1.0
Capital in excess of par value	2,877.2	2,874.7
Accumulated deficit	(2,424.7)	(2,609.7)
Accumulated other comprehensive income (loss)	1.4	(0.2)
Treasury stock, at cost (5,233,521 shares in 2012 and 4,489,079 shares in 2011)	(163.3)	(148.8)
Total HealthSouth shareholders' equity	291.6	117.0
Noncontrolling interests	112.5	84.6
Total shareholders' equity	404.1	201.6
Total liabilities and shareholders' equity	$ 2,423.8	$ 2,271.2

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity (Deficit)

	HealthSouth Common Shareholders								
	Number of Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests	Total	Comprehensive Income
					(In Millions)				
December 31, 2009	93.3	$ 1.0	$ 2,879.9	$ (3,717.4)	$ —	$ (137.5)	$ 76.4	$ (897.6)	
Comprehensive income:									
Net income	—	—	—	899.0	—	—	40.8	939.8	$ 939.8
Other comprehensive income, net of tax	—	—	—	—	0.5	—	—	0.5	0.5
Comprehensive income									$ 940.3
Dividends declared on convertible perpetual preferred stock	—	—	(26.0)	—	—	—	—	(26.0)	
Stock-based compensation	—	—	16.4	—	—	—	—	16.4	
Distributions declared	—	—	—	—	—	—	(36.6)	(36.6)	
Other	0.1	—	3.2	—	—	(4.3)	2.4	1.3	
December 31, 2010	93.4	1.0	2,873.5	(2,818.4)	0.5	(141.8)	83.0	(2.2)	
Comprehensive income:									
Net income	—	—	—	208.7	—	—	45.9	254.6	$ 254.6
Other comprehensive loss, net of tax	—	—	—	—	(0.7)	—	—	(0.7)	(0.7)
Comprehensive income									$ 253.9
Dividends declared on convertible perpetual preferred stock	—	—	(26.0)	—	—	—	—	(26.0)	
Stock-based compensation	—	—	20.3	—	—	—	—	20.3	
Distributions declared	—	—	—	—	—	—	(40.5)	(40.5)	
Other	1.8	—	6.9	—	—	(7.0)	(3.8)	(3.9)	
December 31, 2011	95.2	1.0	2,874.7	(2,609.7)	(0.2)	(148.8)	84.6	201.6	
Comprehensive income:									
Net income	—	—	—	185.0	—	—	50.9	235.9	$ 235.9
Other comprehensive income, net of tax	—	—	—	—	1.6	—	—	1.6	1.6
Comprehensive income									$ 237.5
Receipt of treasury stock	(0.7)	—	—	—	—	(11.9)	—	(11.9)	
Dividends declared on convertible perpetual preferred stock	—	—	(23.9)	—	—	—	—	(23.9)	
Stock-based compensation	—	—	24.1	—	—	—	—	24.1	
Distributions declared	—	—	—	—	—	—	(45.4)	(45.4)	
Capital contributions from consolidated affiliates	—	—	—	—	—	—	12.4	12.4	
Consolidation of St. Vincent Rehabilitation Hospital	—	—	—	—	—	—	13.9	13.9	
Other	1.2	—	2.3	—	—	(2.6)	(3.9)	(4.2)	
December 31, 2012	95.7	$ 1.0	$ 2,877.2	$ (2,424.7)	$ 1.4	$ (163.3)	$ 112.5	$ 404.1	

The accompanying notes to consolidated financial statements are an integral part of these statements.

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2012	2011	2010
		(In Millions)	
Cash flows from operating activities:			
Net income	$ **235.9**	$ 254.6	$ 939.8
Income from discontinued operations, net of tax	**(4.5)**	(48.8)	(9.1)
Adjustments to reconcile net income to net cash provided by operating activities—			
Provision for doubtful accounts	**27.0**	21.0	16.4
Provision for government, class action, and related settlements	**(3.5)**	(12.3)	1.1
Depreciation and amortization	**82.5**	78.8	73.1
Loss on early extinguishment of debt	**4.0**	38.8	12.3
Loss on interest rate swaps	**—**	—	13.3
Equity in net income of nonconsolidated affiliates	**(12.7)**	(12.0)	(10.1)
Distributions from nonconsolidated affiliates	**11.0**	13.0	8.1
Stock-based compensation	**24.1**	20.3	16.4
Deferred tax expense (benefit)	**102.7**	36.5	(743.7)
Other	**3.0**	7.9	5.9
(Increase) decrease in assets—			
Accounts receivable	**(51.3)**	(37.1)	(21.5)
Prepaid expenses and other assets	**0.6**	(12.5)	(7.9)
(Decrease) increase in liabilities—			
Accounts payable	**(4.4)**	0.8	(0.8)
Accrued payroll	**(11.8)**	3.7	0.1
Accrued interest	**3.4**	1.0	14.7
Refunds due patients and other third-party payors	**2.7**	(16.2)	(3.4)
Other liabilities	**0.1**	10.4	22.9
Premium received on bond issuance	**—**	4.1	—
Premium paid on redemption of bonds	**(1.9)**	(26.9)	—
Termination of forward-starting interest rate swaps designated as cash flow hedges	**—**	—	(6.9)
Government, class action, and related settlements	**2.6**	8.5	(2.9)
Net cash provided by operating activities of discontinued operations	**2.0**	9.1	13.2
Total adjustments	**180.1**	136.9	(599.7)
Net cash provided by operating activities	**411.5**	342.7	331.0

FORM 10-K

(Continued)

HealthSouth Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2012	2011	2010
	(In Millions)		
Cash flows from investing activities:			
Purchases of property and equipment	**(140.8)**	(100.3)	(62.8)
Capitalized software costs	**(18.9)**	(8.8)	(6.5)
Acquisition of businesses, net of cash acquired	**(3.1)**	(4.9)	(34.1)
Proceeds from sale of restricted investments	**0.3**	1.2	10.4
Purchases of restricted investments	**(9.1)**	(8.4)	(26.0)
Net change in restricted cash	**(14.0)**	1.2	31.3
Net settlements on interest rate swaps not designated as hedges	**—**	(10.9)	(44.7)
Other	**(0.9)**	(0.9)	(0.4)
Net cash provided by (used in) investing activities of discontinued operations—			
Proceeds from sale of LTCHs	**—**	107.9	—
Other investing activities of discontinued operations	**7.7**	(0.7)	6.9
Net cash used in investing activities	**(178.8)**	(24.6)	(125.9)
Cash flows from financing activities:			
Principal borrowings on term loan	**—**	100.0	—
Proceeds from bond issuance	**275.0**	120.0	525.0
Principal payments on debt, including pre-payments	**(166.2)**	(504.9)	(751.3)
Borrowings on revolving credit facility	**135.0**	338.0	100.0
Payments on revolving credit facility	**(245.0)**	(306.0)	(22.0)
Principal payments under capital lease obligations	**(12.1)**	(13.2)	(14.9)
Repurchases of convertible perpetual preferred stock	**(46.0)**	—	—
Dividends paid on convertible perpetual preferred stock	**(24.6)**	(26.0)	(26.0)
Debt amendment and issuance costs	**(7.7)**	(4.4)	(19.3)
Distributions paid to noncontrolling interests of consolidated affiliates	**(49.3)**	(44.2)	(34.4)
Contributions from consolidated affiliates	**10.5**	—	4.8
Other	**0.4**	4.4	0.6
Net cash used in financing activities	**(130.0)**	(336.3)	(237.5)
Increase (decrease) in cash and cash equivalents	**102.7**	(18.2)	(32.4)
Cash and cash equivalents at beginning of year	**30.1**	48.3	80.7
Cash and cash equivalents at end of year	**$ 132.8**	$ 30.1	$ 48.3
Supplemental cash flow information:			
Cash (paid) received during the year for —			
Interest	**$ (88.1)**	$ (115.4)	$ (106.1)
Income tax refunds	**2.2**	9.6	15.7
Income tax payments	**(11.8)**	(9.1)	(10.0)

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting Policies:

Organization and Description of Business—

HealthSouth Corporation, incorporated in Delaware in 1984, including its subsidiaries, is the largest owner and operator of inpatient rehabilitation hospitals in the United States. We operate inpatient rehabilitation hospitals and provide specialized rehabilitative treatment on both an inpatient and outpatient basis. References herein to "HealthSouth," the "Company," "we," "our," or "us" refer to HealthSouth Corporation and its subsidiaries unless otherwise stated or indicated by context.

As of December 31, 2012, we operated 100 inpatient rehabilitation hospitals (including 2 hospitals that operate as joint ventures which we account for using the equity method of accounting). We are the sole owner of 71 of these hospitals. We retain 50.0% to 97.5% ownership in the remaining 29 jointly owned hospitals. Our inpatient rehabilitation hospitals are located in 27 states and Puerto Rico, with a concentration of hospitals in the eastern half of the United States and Texas. We also had 24 outpatient rehabilitation satellite clinics operated by our hospitals. We also provide home health services through 25 licensed, hospital-based home health agencies. In addition to HealthSouth hospitals, we manage 3 inpatient rehabilitation units through management contracts.

Reclassifications—

Effective January 1, 2012, we adopted Accounting Standards Update 2011-07, *Healthcare Entities (Topic 954)*, "Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Healthcare Entities," which requires certain healthcare entities to present the provision for doubtful accounts relating to patient service revenue as a deduction from patient service revenue in the statement of operations rather than as an operating expense. All periods presented have been reclassified to conform to this presentation. Our adoption of this standard had no net impact on our financial position, results of operations, or cash flows.

This standard also requires healthcare entities to provide enhanced disclosure about their policies for recognizing revenue and assessing bad debts, as well as qualitative and quantitative information about changes in the allowance for doubtful accounts. See the "Net Operating Revenues" and "Accounts Receivable and Allowance for Doubtful Accounts" sections of this note.

During the third quarter of 2012, we negotiated with our partner to amend the joint venture agreement related to St. Vincent Rehabilitation Hospital which resulted in a change in accounting for this hospital from the equity method of accounting to a consolidated entity. The amendment revised certain participatory rights held by our joint venture partner resulting in HealthSouth gaining control of this entity from an accounting perspective. See Note 7, *Investments in and Advances to Nonconsolidated Affiliates.*

In our consolidated balance sheet as of December 31, 2011, we reclassified $100.6 million of deferred income tax assets from long-term assets to current assets to coincide with the expected utilization in 2012 of certain deferred tax assets arising from net operating loss carryforwards. This revision had no impact on *Total assets*, and we do not believe it is material to our previously issued financial statements. See Note 17, *Income Taxes.*

Out-of-Period Adjustments—

During 2011, we recorded additional income tax expense of approximately $7 million for out-of-period adjustments primarily related to corrections to our 2010 deferred tax assets associated with our net operating losses ("NOLs") and the corresponding valuation allowance. We corrected the errors in our financial statements by increasing our *Provision for income tax expense*, which resulted in a reduction of *Income from continuing operations* and *Net income* for the year ended December 31, 2011. We do not believe the errors or their corrections are material to the consolidated financial statements as of December 31, 2011 or to any prior years' consolidated financial statements. As a result, we have not restated any 2010 amounts. See Note 17, *Income Taxes.*

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Basis of Presentation and Consolidation—

The accompanying consolidated financial statements of HealthSouth and its subsidiaries were prepared in accordance with generally accepted accounting principles in the United States of America and include the assets, liabilities, revenues, and expenses of all wholly owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest.

We use the equity method to account for our investments in entities we do not control, but where we have the ability to exercise significant influence over operating and financial policies. Consolidated *Net income attributable to HealthSouth* includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities compared to a one line presentation of equity method investments.

We use the cost method to account for our investments in entities we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. In accordance with the cost method, these investments are recorded at the lower of cost or fair value, as appropriate.

We also consider the guidance for consolidating variable interest entities.

We eliminate all significant intercompany accounts and transactions from our financial results.

Use of Estimates and Assumptions—

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) allowance for contractual revenue adjustments; (2) allowance for doubtful accounts; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) income tax valuation allowances; (8) uncertain tax positions; (9) fair value of stock options and restricted stock containing a market condition; (10) fair value of interest rate swaps; (11) reserves for self-insured healthcare plans; (12) reserves for professional, workers' compensation, and comprehensive general insurance liability risks; and (13) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.

Risks and Uncertainties—

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation;
- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);
- coding and billing for services;
- requirements of the 60% compliance threshold under The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007;
- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;
- quality of medical care;

- use and maintenance of medical supplies and equipment;
- maintenance and security of patient information and medical records;
- acquisition and dispensing of pharmaceuticals and controlled substances; and
- disposal of medical and hazardous waste.

In the future, changes in these laws and regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement. Because Medicare comprises a significant portion of our *Net operating revenues*, it is important for us to remain compliant with the laws and regulations governing the Medicare program and related matters including anti-kickback and anti-fraud requirements. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operation, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation.

Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in pricing roll-backs or freezes or reimbursement reductions. Because we receive a significant percentage of our revenues from Medicare, such changes in legislation might have a material adverse effect on our financial position, results of operations, and cash flows, if any such changes were to occur.

Pursuant to legislative directives and authorizations from Congress, the United States Centers for Medicare and Medicaid Services ("CMS") developed and instituted various Medicare audit programs. We undertake significant efforts through training and education to ensure compliance with coding and medical necessity coverage rules. Despite our belief that our coding and assessment of patients is accurate, audits may lead to assertions that we have been underpaid or overpaid by Medicare or submitted improper claims in some instances, require us to incur additional costs to respond to requests for records and defend the validity of payments and claims, and ultimately require us to refund any amounts determined to have been overpaid. We cannot predict when or how these programs will affect us.

In addition, there are increasing pressures from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and nongovernmental third-party payors are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Our third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us under our agreements with them. We could be adversely affected in some of the markets where we operate if the auditing payor alleges that substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.

As discussed in Note 19, *Contingencies and Other Commitments*, we are a party to a number of lawsuits. We cannot predict the outcome of litigation filed against us. Substantial damages or other monetary remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Net Operating Revenues—

During the year ended December 31, 2012, 2011, and 2010, we derived consolidated *Net operating revenues* from the following payor sources:

	For the Year Ended December 31,		
	2012	2011	2010
Medicare	73.4%	72.0%	70.5%
Medicaid	1.2%	1.6%	1.8%
Workers' compensation	1.5%	1.6%	1.6%
Managed care and other discount plans	19.3%	19.8%	21.3%
Other third-party payors	1.8%	2.0%	2.3%
Patients	1.3%	1.2%	1.3%
Other income	1.5%	1.8%	1.2%
Total	100.0%	100.0%	100.0%

We recognize net patient service revenues in the reporting period in which we perform the service based on our current billing rates (i.e., gross charges), less actual adjustments and estimated discounts for contractual allowances (principally for patients covered by Medicare, Medicaid, and managed care and other health plans). We record gross service charges in our accounting records on an accrual basis using our established rates for the type of service provided to the patient. We recognize an estimated contractual allowance to reduce gross patient charges to the amount we estimate we will actually realize for the service rendered based upon previously agreed to rates with a payor. Our patient accounting system calculates contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Other factors that are considered and could further influence the level of our reserves include the patient's total length of stay for in-house patients, each patient's discharge destination, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional reserves are provided to account for these factors. Payors include federal and state agencies, including Medicare and Medicaid, managed care health plans, commercial insurance companies, employers, and patients.

Management continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. In addition, laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to HealthSouth under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

CMS has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information an overpayment, fraud, or willful misrepresentation exists. If CMS suspects payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing prior notice to us. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG") or the United States Department of Justice. Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period, or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations, and cash flows.

Cash and Cash Equivalents—

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased. Carrying values of *Cash and cash equivalents* approximate fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and we have not experienced any losses on such deposits.

Marketable Securities—

We record all equity securities with readily determinable fair values and for which we do not exercise significant influence as available-for-sale securities. We carry the available-for-sale securities at fair value and report unrealized holding gains or losses, net of income taxes, in *Accumulated other comprehensive income (loss)*, which is a separate component of shareholders' equity. We recognize realized gains and losses in our consolidated statements of operations using the specific identification method.

Unrealized losses are charged against earnings when a decline in fair value is determined to be other than temporary. Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, the extent to which fair value is less than cost, the financial condition and near term prospects of the issuer, and our ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Accounts Receivable and Allowance for Doubtful Accounts—

We report accounts receivable at estimated net realizable amounts from services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers' compensation programs, employers, and patients. Our accounts receivable are geographically dispersed, but a significant portion of our revenues are concentrated by type of payors. The concentration of net patient service accounts receivable by payor class, as a percentage of total net patient service accounts receivable, is as follows:

	As of December 31,	
	2012	2011
Medicare	62.8%	60.7%
Medicaid	2.1%	2.6%
Workers' compensation	3.0%	3.2%
Managed care and other discount plans	25.8%	26.8%
Other third-party payors	4.3%	4.7%
Patients	2.0%	2.0%
Total	100.0%	100.0%

During the years ended December 31, 2012, 2011, and 2010, approximately 73.4%, 72.0%, and 70.5%, respectively, of our *Net operating revenues* related to patients participating in the Medicare program. While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there are significant credit risks associated with this government agency. Because Medicare traditionally pays claims faster than our other third-party payors, the percentage of our Medicare charges in accounts receivable is less than the percentage of our Medicare revenues. We do not believe there are any other significant concentrations of revenues from any particular payor that would subject us to any significant credit risks in the collection of our accounts receivable.

We provide for accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. Additions to the allowance for doubtful accounts are made by means of the *Provision for doubtful accounts*. We write off uncollectible accounts (after exhausting collection efforts) against the allowance for doubtful accounts. Subsequent recoveries are recorded via the *Provision for doubtful accounts*.

The collection of outstanding receivables from Medicare, managed care payors, other third-party payors, and patients is our primary source of cash and is critical to our operating performance. While it is our policy to verify insurance prior to a patient being admitted, there are various exceptions that can occur. Such exceptions include instances where we are (1) unable to obtain verification because the patient's insurance company was unable to be reached or contacted, (2) a determination is made that a patient may be eligible for benefits under various government programs, such as Medicaid, and it takes several days, weeks, or months before qualification for such benefits is confirmed or denied, and (3) the patient is transferred to our hospital from an acute care hospital without having access to a credit card, cash, or check to pay the applicable patient responsibility amounts (i.e., deductibles and co-payments). Based on our historical collection trends, our primary collection risks relate to patient accounts for which the patient was the primary payor or the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts remain outstanding. Changes in the economy, such as increased unemployment rates or periods of recession, can further exacerbate our ability to collect patient responsibility amounts.

We estimate our allowance for doubtful accounts based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors so that the remaining receivables, net of allowances, are reflected at their estimated net realizable values. Accounts requiring collection efforts are reviewed via system-generated work queues that automatically stage (based on age and size of outstanding balance) accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When we determine all in-house efforts have been exhausted or it is a more prudent use of resources, accounts may be turned over to a collection agency. Accounts are written off after all collection efforts (internal and external) have been exhausted.

We have experienced denials of certain diagnosis codes by Medicare contractors based on medical necessity. We dispute, or "appeal," most of these denials, and we have historically collected approximately 58% of all amounts denied. The resolution of these disputes can take in excess of one year, and we cannot provide assurance as to our ongoing and future success of these disputes. As such, we make provisions against these receivables in accordance with our accounting policy that necessarily considers historical collection trends of the receivables in this review process as part of our *Provision for doubtful accounts*. Because we do not write-off receivables until all collection efforts have been exhausted, we do not write-off receivables related to denied claims while they are in this review process. When the amount collected related to denied claims differs from the net amount previously recorded, these collection differences are recorded in the *Provision for doubtful accounts*. As a result, the timing of these denials by Medicare contractors and their subsequent collection can create volatility in our *Provision for doubtful accounts*.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. Changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable, financial position, results of operations, and cash flows.

Property and Equipment—

We report land, buildings, improvements, and equipment at cost, net of accumulated depreciation and amortization and any asset impairments. We report assets under capital lease obligations at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the lease term, excluding any lease renewals, unless the lease renewals are reasonably assured. Useful lives are generally as follows:

	Years
Buildings	15 to 30
Leasehold improvements	2 to 15
Furniture, fixtures, and equipment	3 to 10
Assets under capital lease obligations:	
Real estate	15 to 20
Equipment	3 to 5

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and betterments that increase the estimated useful life of an asset. We capitalize pre-acquisition costs when they are directly identifiable with a specific property, the costs would be capitalizable if the property were already acquired, and acquisition of the property is probable. We capitalize interest expense on major construction and development projects while in progress.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of operations. However, if the sale, retirement, or disposal involves a discontinued operation, the resulting net amount, less any proceeds, is included in the results of discontinued operations.

We account for operating leases by recognizing escalated rents, including any rent holidays, on a straight-line basis over the term of the lease.

Goodwill and Other Intangible Assets—

We are required to test our goodwill for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. Absent any impairment indicators, we perform our goodwill impairment testing as of October 1st of each year.

We recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its implied fair value. We present a goodwill impairment charge as a separate line item within income from continuing operations in the consolidated statements of operations, unless the goodwill impairment is associated with a discontinued operation. In that case, we include the goodwill impairment charge, on a net-of-tax basis, within the results of discontinued operations.

We assess qualitative factors in our single reporting unit to determine whether it is necessary to perform the first step of the two-step quantitative goodwill impairment test. If, based on this qualitative assessment, we were to believe we must proceed to Step 1, we would determine the fair value of our reporting unit using generally accepted valuation techniques including the income approach and the market approach. The income approach includes the use of our reporting unit's discounted projected operating results and cash flows. This approach includes many assumptions related to pricing and volume, operating expenses, capital expenditures, discount factors, tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. We reconcile the estimated fair value of our reporting unit to our market capitalization. When we dispose of a hospital, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

We amortize the cost of intangible assets with finite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2012, none of our finite useful lived intangible assets has an estimated residual value. We also review these assets for impairment whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. As of December 31, 2012, we do not have any intangible assets with indefinite useful lives. The range of estimated useful lives and the amortization basis for our other intangible assets are generally as follows:

	Estimated Useful Life and Amortization Basis
Certificates of need	13 to 30 years using straight-line basis
Licenses	10 to 20 years using straight-line basis
Noncompete agreements	3 to 18 years using straight-line basis
Tradenames	10 to 20 years using straight-line basis
Internal-use software	3 to 7 years using straight-line basis
Market access assets	20 years using accelerated basis

We capitalize the costs of obtaining or developing internal-use software, including external direct costs of material and services and directly related payroll costs. Amortization begins when the internal-use software is ready for its intended use. Costs incurred during the preliminary project stage and post-implementation stage, as well as maintenance and training costs, are expensed as incurred.

Our market access assets are valued using discounted cash flows under the income approach. The value of the market access assets is attributable to our ability to gain access to and penetrate an acquired facility's historical market patient base. To determine this value, we first develop a debt-free net cash flow forecast under various patient volume scenarios. The debt-free net cash flow is then discounted back to present value using a discount factor, which includes an adjustment for company-specific risk. As noted in the above table, we amortize these assets over 20 years using an accelerated basis that reflects the pattern in which we believe the economic benefits of the market access will be consumed.

Impairment of Long-Lived Assets and Other Intangible Assets—

We assess the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with finite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and we cease depreciation.

Investments in and Advances to Nonconsolidated Affiliates—

Investments in entities we do not control but in which we have the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize our proportionate share of the investees' net income or losses after the date of investment, additional contributions made, dividends or distributions received, and impairment losses resulting from adjustments to net realizable value. We record equity method losses in excess of the carrying amount of an investment when we guarantee obligations or we are otherwise committed to provide further financial support to the affiliate.

We use the cost method to account for equity investments for which the equity securities do not have readily determinable fair values and for which we do not have the ability to exercise significant influence. Under the cost method of accounting, private equity investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, additional investments, or distributions deemed to be a return of capital.

Management periodically assesses the recoverability of our equity method and cost method investments and equity method goodwill for impairment. We consider all available information, including the recoverability of the investment, the earnings and near-term prospects of the affiliate, factors related to the industry, conditions of the affiliate, and our ability, if any, to influence the management of the affiliate. We assess fair value based on valuation methodologies, as appropriate, including discounted cash flows, estimates of sales proceeds, and external appraisals, as appropriate. If an investment or equity method goodwill is considered to be impaired and the decline in value is other than temporary, we record an appropriate write-down.

Common Stock Warrants—

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. We accounted for this extinguishment of debt by separately computing the amounts attributable to the debt and the purchase warrants and giving accounting recognition to each component. We based our allocation to each component on the relative market value of the two components at the time of issuance. The portion allocable to the warrants was accounted for as additional paid-in capital. See Note 18, *Earnings per Common Share.*

Financing Costs—

We amortize financing costs using the effective interest method over the life of the related debt. The related expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

We accrete discounts and amortize premiums using the effective interest method over the life of the related debt, and we report discounts or premiums as a direct deduction from, or addition to, the face amount of the financing. The related income or expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

Fair Value Measurements—

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability.

The basis for these assumptions establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- *Level 1* – Observable inputs such as quoted prices in active markets;
- *Level 2* – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- *Level 3* – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

- *Market approach* – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
- *Cost approach* – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and
- *Income approach* – Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

Our financial instruments consist mainly of cash and cash equivalents, restricted cash, restricted marketable securities, accounts receivable, accounts payable, letters of credit, long-term debt, and interest rate swap agreements. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our long-term debt using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules, call features, and current market rates.

On a recurring basis, we are required to measure our available-for-sale restricted marketable securities and, prior to March 2011, our interest rate swaps at fair value. The fair values of our available-for-sale restricted marketable securities are determined based on quoted market prices in active markets or quoted prices, dealer quotations, or alternative pricing sources supported by observable inputs in markets that are not considered to be active. The fair value of our interest rate swaps was determined using the present value of the fixed leg and floating leg of each swap. The value of the fixed leg was the present value of the known fixed coupon payments discounted at the rates implied by the LIBOR-swap curve adjusted for the credit spreads applicable to the debt of the party in a liability position. This adjustment was meant to capture the price of transferring the liability to a similarly-rated counterparty. The value of the floating leg was the present value of the floating coupon payments which were derived from the forward LIBOR-swap rates and discounted at the same rates as the fixed leg.

On a nonrecurring basis, we are required to measure property and equipment, goodwill, other intangible assets, investments in nonconsolidated affiliates, and assets and liabilities of discontinued operations at fair value. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges or similar adjustments made to the carrying value of the applicable assets. The fair value of our property and equipment is determined using discounted cash flows and significant unobservable inputs, unless there is an offer to purchase such assets, which could be the basis for determining fair value. The fair value of our intangible assets, excluding goodwill, is determined using discounted cash flows and significant unobservable inputs. The fair value of our investments in nonconsolidated affiliates is determined using quoted prices in private markets, discounted cash flows or earnings, or market multiples derived from a set of comparables. The fair value of our assets and liabilities of discontinued operations is determined using discounted cash flows and significant unobservable inputs unless there is an offer to purchase such assets and liabilities, which would be the basis for determining fair value. The fair value of our goodwill is determined using discounted projected operating results and cash flows, which involve significant unobservable inputs. Goodwill is tested for impairment as of October 1st of each year, absent any impairment indicators.

Derivative Instruments—

As of December 31, 2012 and 2011, we did not have any derivative instruments outstanding. Historically, our derivative instruments consisted only of interest rate swaps that were recorded on our balance sheet at fair value. Changes in the fair values of our derivatives were recorded each period in current earnings or in other comprehensive income, depending on their designations as trading or hedging swaps.

For derivative instruments not designated as hedging instruments, all changes in fair value were reported in current period earnings on the line entitled *Loss on interest rate swaps* in our consolidated statements of operations. Net cash settlements on these nondesignated swaps were included in investing activities in our consolidated statements of cash flows.

For derivative instruments designated as cash flow hedges, the effective portion of changes in fair value was deferred as a component of other comprehensive income and reclassified to earnings as part of interest expense in the same period in which the hedged item impacted earnings. The ineffective portion, if any, was reported in earnings as part of *Loss on interest rate swaps*. Net cash settlements on these swaps that were designated as cash flow hedges were included in operating activities in our consolidated statements of cash flows.

We did not have any derivative instruments designated as fair value hedges. For additional information regarding our derivative instruments, see Note 9, *Derivative Instruments*.

Noncontrolling Interests in Consolidated Affiliates—

The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. We record adjustments to noncontrolling interests for the allocable portion of income or loss to which the noncontrolling interests holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interests holders' balance.

Convertible Perpetual Preferred Stock—

Our *Convertible perpetual preferred stock* contains fundamental change provisions that allow the holder to require us to redeem the preferred stock for cash if certain events occur. As redemption under these provisions is not solely within our control, we have classified our *Convertible perpetual preferred stock* as temporary equity.

Because our *Convertible perpetual preferred stock* is indexed to, and potentially settled in, our common stock, we also examined whether the embedded conversion option in our *Convertible perpetual preferred stock* should be bifurcated. Based on our analysis, we determined bifurcation is not necessary.

We use the if-converted method to include our *Convertible perpetual preferred stock* in our computation of diluted earnings per share.

Share-Based Payments—

HealthSouth has shareholder-approved stock-based compensation plans that provide for the granting of stock-based compensation to certain employees and directors. All share-based payments to employees, including grants of employee stock options, are recognized in the financial statements based on their estimated grant-date fair value and amortized on a straight-line basis over the applicable requisite service period.

Litigation Reserves—

We accrue for loss contingencies associated with outstanding litigation for which management has determined it is probable a loss contingency exists and the amount of loss can be reasonably estimated. If the accrued amount associated with a loss contingency is greater than $5.0 million, we also accrue estimated future legal fees associated with the loss contingency. This requires management to estimate the amount of legal fees that will be incurred in the defense of the litigation. These estimates are based on our expectations of the scope, length to complete, and complexity of the claims. In the future, additional adjustments may be recorded as the scope, length, or complexity of outstanding litigation changes.

Advertising Costs—

We expense costs of print, radio, television, and other advertisements as incurred. Advertising expenses, primarily included in *Other operating expenses* within the accompanying consolidated statements of operations, were $5.0 million, $4.3 million, and $4.3 million in each of the years ended December 31, 2012, 2011, and 2010, respectively.

Professional Fees—Accounting, Tax, and Legal—

In 2012, 2011, and 2010, *Professional fees—accounting, tax, and legal* related primarily to legal and consulting fees for continued litigation and support matters arising from prior reporting and restatement issues. These fees in 2012 and 2011 specifically included $1.4 million and $5.2 million related to our obligation to pay 35% of any recovery from Richard Scrushy to the attorneys for the derivative shareholder plaintiffs, as discussed in Note 19, *Contingencies and Other Commitments*. These expenses in 2012 also included legal and consulting fees for the pursuit of our remaining income tax benefits, as discussed in Note 17, *Income Taxes*.

See Note 19, *Contingencies and Other Commitments*, for a description of our continued litigation defense and support matters arising from our prior reporting and restatement issues.

Income Taxes—

We provide for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.

A valuation allowance is required when it is more likely than not some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income in the applicable tax jurisdiction. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences, our forecast of taxable income in future periods by jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment.

We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

We use the with-and-without method to determine when we will recognize excess tax benefits from stock-based compensation. Under this method, we recognize these excess tax benefits only after we fully realize the tax benefits of net operating losses.

HealthSouth and its corporate subsidiaries file a consolidated federal income tax return. Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns. State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability companies, and other pass-through entities we consolidate or account for using the equity method of accounting file separate federal and state income tax returns. We include the allocable portion of each pass-through entity's income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Assets and Liabilities in and Results of Discontinued Operations—

Components of an entity that have been disposed of or are classified as held for sale and have operations and cash flows that can be clearly distinguished from the rest of the entity are reported as discontinued operations. In the period a component of an entity has been disposed of or classified as held for sale, we reclassify the results of operations for current and prior periods into a single caption titled *Income from discontinued operations, net of tax*. In addition, we classify the assets and liabilities of those components as current and noncurrent assets and liabilities within *Prepaid expenses and other current assets*, *Other long-term assets*, *Other current liabilities*, and *Other long-term liabilities* in our consolidated balance sheets. We also classify cash flows related to discontinued operations as one line item within each category of cash flows in our consolidated statements of cash flows.

Earnings per Common Share—

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all potential dilutive common shares that were outstanding during the respective periods, unless their impact would be antidilutive.

Treasury Stock—

Shares of common stock repurchased by us are recorded at cost as treasury stock. When shares are reissued, we use an average cost method to determine cost. The difference between the cost of the shares and the reissuance price is added to or deducted from *Capital in excess of par value*. We account for the retirement of treasury stock as a reduction of retained earnings. However, due to our *Accumulated deficit*, the retirement of treasury stock is currently recorded as a reduction of *Capital in excess of par value*.

Comprehensive Income—

Comprehensive income is comprised of *Net income*, changes in unrealized gains or losses on available-for-sale securities, and the effective portion of changes in the fair value of interest rate swaps that were designated as cash flow hedges and is included in the consolidated statements of comprehensive income.

Recent Accounting Pronouncements—

We do not believe any recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.

2. Business Combinations:

In April 2012, we acquired 12 inpatient rehabilitation beds in Andalusia, Alabama from a subsidiary of LifePoint Hospitals in order to add beds at our existing hospital in Dothan, Alabama. In July 2012, we acquired the 34-bed inpatient rehabilitation unit of CHRISTUS Santa Rosa Hospital - Medical Center. The operations of this unit have been relocated to and consolidated with our existing hospital in San Antonio, Texas. These transactions, either individually or in the aggregate, were not material to our financial position, results of operations, or cash flows. Goodwill did not increase as a result of these transactions. Both acquisitions were funded with available cash.

In November 2011, we completed a transaction to purchase substantially all of the assets of Drake Center's two rehabilitation-focused patient care units located in Cincinnati, Ohio and sublease space for the operation of a 40-bed inpatient rehabilitation hospital that is fully owned and operated by HealthSouth. HealthSouth Rehabilitation Hospital at Drake remained on Drake's campus and began accepting patients in mid-December 2011. This transaction was not material to our financial position, results of operations, or cash flows. As a result of this transaction, goodwill increased by $1.4 million. The acquisition was funded with available cash.

During 2010, we completed three separate transactions to acquire the assets and operations of two inpatient rehabilitation hospitals and the operations of one inpatient rehabilitation unit for total consideration of $43.2 million. Each transaction was individually immaterial to our financial position, results of operations, and cash flows. As a result of these transactions, goodwill increased by $12.6 million during 2010. A brief description of each transaction is as follows:

- On June 1, 2010, we acquired 100% of the assets and operations of Desert Canyon Rehabilitation Hospital ("Desert Canyon"), a 50-bed inpatient rehabilitation hospital located in southwest Las Vegas, Nevada. This acquisition was funded with available cash.

- On September 20, 2010, we acquired 100% of the assets and operations of Sugar Land Rehabilitation Hospital ("Sugar Land"), a 50-bed inpatient rehabilitation hospital located in southwest Houston, Texas. This acquisition was funded with available cash.

- On September 30, 2010, we finalized our acquisition of 100% of the operations of a 30-bed inpatient rehabilitation unit in Ft. Smith, Arkansas ("Ft. Smith"). This acquisition was funded with $1.2 million of available cash at closing, with the remainder being paid over six years. The operations of this unit were relocated to, and consolidated with, HealthSouth Rehabilitation Hospital of Ft. Smith.

These acquisitions were made to enhance our position and ability to provide inpatient rehabilitative services to patients in the respective areas. All of the goodwill resulting from these transactions is deductible for federal income tax purposes. The goodwill reflects our expectations of the synergistic benefits of being able to leverage operational efficiencies with favorable growth opportunities based on positive demographic trends in these markets.

We accounted for these acquisitions under the acquisition method of accounting and reported the results of operations of the acquired hospitals from their respective dates of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition dates. The fair values of identifiable intangible assets were based on valuations using the income approach based on management's estimates of future operating results and cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions. The excess of the fair value of the consideration conveyed over the fair value of the net assets acquired was recorded as goodwill.

The fair value of the assets acquired and liabilities assumed at the acquisition dates for the transactions completed in 2010 were as follows (in millions):

Property and equipment, net	$	17.6
Identifiable intangible assets:		
Noncompete agreements (useful lives range from 16 months to 6 years)		11.4
Tradenames (useful lives are 10 years)		1.2
Licenses (useful lives are 20 years)		0.4
Goodwill		12.6
Total assets acquired		43.2
Total current liabilities assumed		(0.7)
Net assets acquired	$	42.5

The Company's reported *Net operating revenues* and *Net income* for the year ended December 31, 2010 include operating results for Ft. Smith from October 1, 2010 through December 31, 2010, Sugar Land from September 20, 2010 through December 31, 2010, and Desert Canyon from June 1, 2010 through December 31, 2010. The following table summarizes the aggregate results of operations of the above mentioned transactions from their respective dates of acquisition included in our consolidated results of operations and the unaudited pro forma results of operations of the combined entity had the date of the acquisitions been January 1, 2010 (in millions):

	Net Operating Revenues	Net Income Attributable to HealthSouth
Acquired entities only: Actual from acquisition date to December 31, 2010[(a)]	$ 10.1	$ 0.4
Combined entity: Supplemental pro forma from 1/01/2010-12/31/2010 (unaudited)	1,896.1	902.7

(a) The Ft. Smith acquisition discussed above represents a market consolidation transaction, as we relocated the operations of this unit to, and consolidated it with, HealthSouth Rehabilitation Hospital of Ft. Smith. Because it is difficult to determine, with precision, the incremental impact of market consolidation transactions on our results of operations, the results of ongoing operations for Ft. Smith from its acquisition date to December 31, 2010 have been excluded from this line.

Information regarding the net cash paid for all acquisitions during each period presented is as follows (in millions):

	For the Year Ended December 31,		
	2012	2011	2010
Fair value of assets acquired	$ 2.1	$ 0.7	$ 19.2
Goodwill	—	1.4	12.6
Fair value of other liabilities assumed	—	—	(0.7)
Noncompete agreements	1.0	2.8	11.4
Note payable	—	—	(8.4)
Net cash paid for acquisitions	$ 3.1	$ 4.9	$ 34.1

See also Note 7, *Investments in and Advances to Nonconsolidated Affiliates*.

3. Cash and Marketable Securities:

The components of our investments as of December 31, 2012 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 132.8	$ 49.3	$ —	$ 182.1
Equity securities	—	—	55.8	55.8
Total	$ 132.8	$ 49.3	$ 55.8	$ 237.9

The components of our investments as of December 31, 2011 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 30.1	$ 35.3	$ —	$ 65.4
Equity securities	—	—	45.2	45.2
Total	$ 30.1	$ 35.3	$ 45.2	$ 110.6

Restricted Cash—

As of December 31, 2012 and 2011, *Restricted cash* consisted of the following (in millions):

	As of December 31,	
	2012	2011
Affiliate cash	$ 22.5	$ 11.1
Self-insured captive funds	26.0	23.5
Paid-loss deposit funds	0.8	0.7
Total restricted cash	$ 49.3	$ 35.3

Affiliate cash represents cash accounts maintained by joint ventures in which we participate where one or more of our external partners requested, and we agreed, that the joint venture's cash not be commingled with other corporate cash accounts and be used only to fund the operations of those joint ventures. Self-insured captive funds represent cash held at our wholly owned insurance captive, HCS, Ltd., as discussed in Note 10, *Self-Insured Risks*. These funds are committed to pay third-party administrators for claims incurred and are restricted by insurance regulations and requirements. These funds cannot be used for purposes outside HCS without the permission of the Cayman Islands Monetary Authority. Paid loss deposit funds represent cash held by third-party administrators to fund expenses and other payments related to claims.

The classification of restricted cash held by HCS as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2012 and 2011, all restricted cash was current.

Marketable Securities—

Restricted marketable securities at both balance sheet dates represent restricted assets held at HCS. As discussed previously, HCS insures HealthSouth's professional liability, workers' compensation, and other insurance claims. These funds are committed for payment of claims incurred, and the classification of these marketable securities as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2012 and 2011, $39.4 million and $30.2 million, respectively, of restricted marketable securities are included in *Other long-term assets* in our consolidated balance sheets.

A summary of our restricted marketable securities as of December 31, 2012 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 54.4	$ 1.5	$ (0.1)	$ 55.8

A summary of our restricted marketable securities as of December 31, 2011 is as follows (in millions):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 45.2	$ 0.7	$ (0.7)	$ 45.2

Cost in the above tables includes adjustments made to the cost basis of our equity securities for other-than-temporary impairments. During the years ended December 31, 2012, 2011, and 2010, we did not record any impairment charges related to our restricted marketable securities.

Investing information related to our restricted marketable securities is as follows (in millions):

	For the Year Ended December 31,		
	2012	2011	2010
Proceeds from sales of restricted available-for-sale securities	$ —	$ —	$ 5.2
Gross realized gains	$ —	$ —	$ 0.4
Gross realized losses	$ —	$ —	$ (0.1)

Our portfolio of marketable securities is comprised of investments in mutual funds that hold investments in a variety of industries. As discussed in Note 1, *Summary of Significant Accounting Policies*, "Marketable Securities," when our portfolio includes marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, we examine the severity and duration of the impairments in relation to the cost of the individual investments. We also consider the industry in which each investment is held and the near-term prospects for a recovery in each specific industry.

4. Accounts Receivable:

Accounts receivable consists of the following (in millions):

	As of December 31,	
	2012	2011
Patient accounts receivable	$ 260.0	$ 232.5
Less: Allowance for doubtful accounts	(28.7)	(21.4)
Patient accounts receivable, net	231.3	211.1
Other accounts receivable	18.0	11.7
Accounts receivable, net	$ 249.3	$ 222.8

At December 31, 2012 and 2011, our allowance for doubtful accounts represented approximately 11.0% and 9.2%, respectively, of the total patient due accounts receivable balance.

The following is the activity related to our allowance for doubtful accounts (in millions):

For the Year Ended December 31,	Balance at Beginning of Period	Additions and Charges to Expense	Deductions and Accounts Written Off	Balance at End of Period
2012	$ 21.4	$ 27.0	$ (19.7)	$ 28.7
2011	$ 22.7	$ 21.0	$ (22.3)	$ 21.4
2010	$ 30.1	$ 16.4	$ (23.8)	$ 22.7

5. Property and Equipment:

Property and equipment consists of the following (in millions):

	As of December 31,	
	2012	2011
Land	$ 79.6	$ 66.9
Buildings	963.7	901.4
Leasehold improvements	62.3	59.6
Furniture, fixtures, and equipment	324.5	313.0
	1,430.1	1,340.9
Less: Accumulated depreciation and amortization	(728.1)	(686.9)
	702.0	654.0
Construction in progress	46.0	10.4
Property and equipment, net	$ 748.0	$ 664.4

Information related to fully depreciated assets and assets under capital lease obligations is as follows (in millions):

	As of December 31,	
	2012	2011
Fully depreciated assets	$ 219.0	$ 221.9
Assets under capital lease obligations:		
Buildings	$ 169.6	$ 161.5
Equipment	0.2	0.2
	169.8	161.7
Accumulated amortization	(110.3)	(100.3)
Assets under capital lease obligations, net	$ 59.5	$ 61.4

FORM 10-K

The amount of depreciation expense, amortization expense relating to assets under capital lease obligations, interest capitalized, and rent expense under operating leases is as follows (in millions):

	For the Year Ended December 31,		
	2012	2011	2010
Depreciation expense	$ 59.0	$ 52.5	$ 48.1
Amortization expense	$ 10.1	$ 11.1	$ 12.1
Interest capitalized	$ 1.0	$ 0.5	$ 0.4
Rent expense:			
Minimum rent payments	$ 41.2	$ 38.5	$ 39.9
Contingent and other rents	20.6	24.2	18.8
Other	4.5	4.2	4.7
Total rent expense	$ 66.3	$ 66.9	$ 63.4

Leases—

We lease certain land, buildings, and equipment under non-cancelable operating leases generally expiring at various dates through 2025. We also lease certain buildings and equipment under capital leases generally expiring at various dates through 2027. Operating leases generally have 3- to 15-year terms, with one or more renewal options, with terms to be negotiated at the time of renewal. Various facility leases include provisions for rent escalation to recognize increased operating costs or require us to pay certain maintenance and utility costs. Contingent rents are included in rent expense in the year incurred.

Some facilities are subleased to other parties. Rental income from subleases approximated $4.7 million, $4.7 million, and $4.4 million for the years ended December 31, 2012, 2011, and 2010, respectively. Total expected future minimum rentals under these noncancelable subleases approximated $11.9 million as of December 31, 2012.

Certain leases contain annual escalation clauses based on changes in the Consumer Price Index while others have fixed escalation terms. The excess of cumulative rent expense (recognized on a straight-line basis) over cumulative rent payments made on leases with fixed escalation terms is recognized as straight-line rental accrual and is included in *Other long-term liabilities* in the accompanying consolidated balance sheets, as follows (in millions):

	As of December 31,	
	2012	2011
Straight-line rental accrual	$ 7.7	$ 7.8

Future minimum lease payments at December 31, 2012, for those leases having an initial or remaining non-cancelable lease term in excess of one year, are as follows (in millions):

Year Ending December 31,	Operating Leases	Capital Lease Obligations	Total
2013	$ 40.7	$ 15.7	$ 56.4
2014	34.3	11.9	46.2
2015	29.6	10.3	39.9
2016	24.1	10.0	34.1
2017	19.5	10.0	29.5
2018 and thereafter	107.6	53.5	161.1
	$ 255.8	111.4	$ 367.2
Less: Interest portion		(39.5)	
Obligations under capital leases		$ 71.9	

In addition to the above, and as discussed in Note 8, *Long-term Debt*, "Other Notes Payable," we have two sale/leaseback transactions involving real estate accounted for as financings. Future minimum payments, which are accounted for as interest, under these obligations are $2.7 million in each of the next five years and $16.5 million thereafter.

6. Goodwill and Other Intangible Assets:

The following table shows changes in the carrying amount of *Goodwill* for the years ended December 31, 2012, 2011, and 2010 (in millions):

	Amount
Goodwill as of December 31, 2009	$ 407.7
Acquisitions	12.6
Goodwill as of December 31, 2010	420.3
Acquisition	1.4
Goodwill as of December 31, 2011	421.7
Consolidation of joint venture formerly accounted for under the equity method of accounting	15.6
Goodwill as of December 31, 2012	$ 437.3

Goodwill increased in 2010 as a result of our acquisitions of Sugar Land and Desert Canyon. *Goodwill* increased in 2011 as a result of our acquisition of Drake Center's two rehabilitation-focused patient care units. *Goodwill* increased in 2012 as a result of our consolidation of St. Vincent Rehabilitation Hospital and the remeasurement of our previously held equity interest at fair value. See Note 2, *Business Combinations*, and Note 7, *Investments in and Advances to Nonconsolidated Affiliates*.

We performed impairment reviews as of October 1, 2012, 2011, and 2010 and concluded no *Goodwill* impairment existed. As of December 31, 2012, we had no accumulated impairment losses related to *Goodwill*.

The following table provides information regarding our other intangible assets (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
Certificates of need:			
2012	$ 9.9	$ (2.5)	$ 7.4
2011	7.0	(2.3)	4.7
Licenses:			
2012	$ 50.6	$ (42.9)	$ 7.7
2011	50.2	(41.7)	8.5
Noncompete agreements:			
2012	$ 34.3	$ (20.3)	$ 14.0
2011	33.0	(17.1)	15.9
Tradenames:			
2012	$ 16.1	$ (8.6)	$ 7.5
2011	15.0	(8.0)	7.0
Internal-use software:			
2012	$ 84.7	$ (55.0)	$ 29.7
2011	64.8	(51.1)	13.7
Market access assets:			
2012	$ 13.2	$ (6.3)	$ 6.9
2011	13.2	(5.3)	7.9
Total intangible assets:			
2012	$ 208.8	$ (135.6)	$ 73.2
2011	183.2	(125.5)	57.7

Amortization expense for other intangible assets is as follows (in millions):

	For the Year Ended December 31,		
	2012	2011	2010
Amortization expense	$ 13.4	$ 15.2	$ 12.9

Total estimated amortization expense for our other intangible assets for the next five years is as follows (in millions):

Year Ending December 31,	Estimated Amortization Expense
2013	$ 12.1
2014	10.0
2015	8.6
2016	6.8
2017	4.2

7. Investments in and Advances to Nonconsolidated Affiliates:

Investments in and advances to nonconsolidated affiliates as of December 31, 2012 represents our investment in 13 partially owned subsidiaries, of which 9 are general or limited partnerships, limited liability companies, or joint ventures in which HealthSouth or one of its subsidiaries is a general or limited partner, managing member, member, or venturer, as applicable. We do not control these affiliates but have the ability to exercise significant influence over the operating and financial policies of certain of these affiliates. Our ownership percentages in these affiliates range from approximately 1% to 51%. We account for these investments using the cost and equity methods of accounting. Our investments, which are included in *Other long-term assets* in our consolidated balance sheets, consist of the following (in millions):

	As of December 31,	
	2012	2011
Equity method investments:		
Capital contributions	$ 2.8	$ 7.2
Cumulative share of income	93.8	100.0
Cumulative share of distributions	(77.4)	(80.1)
	19.2	27.1
Cost method investments:		
Capital contributions, net of distributions and impairments	1.6	1.9
Total investments in and advances to nonconsolidated affiliates	$ 20.8	$ 29.0

The following summarizes the combined assets, liabilities, and equity and the combined results of operations of our equity method affiliates (on a 100% basis, in millions):

	As of December 31,	
	2012	2011
Assets—		
Current	$ 21.4	$ 17.4
Noncurrent	48.7	73.4
Total assets	$ 70.1	$ 90.8
Liabilities and equity—		
Current liabilities	$ 7.7	$ 8.9
Noncurrent liabilities	1.2	7.0
Partners' capital and shareholders' equity—		
HealthSouth	19.2	27.1
Outside partners	42.0	47.8
Total liabilities and equity	$ 70.1	$ 90.8

Condensed statements of operations (in millions):

	For the Year Ended December 31,		
	2012	2011	2010
Net operating revenues	$ 83.3	$ 87.0	$ 79.8
Operating expenses	(48.1)	(53.1)	(51.6)
Income from continuing operations, net of tax	28.3	26.5	23.0
Net income	28.3	26.5	23.0

During the third quarter of 2012, we negotiated with our partner to amend the joint venture agreement related to St. Vincent Rehabilitation Hospital which resulted in a change in accounting for this hospital from the equity method of accounting to a consolidated entity. The amendment revised certain participatory rights held by our joint venture partner resulting in HealthSouth gaining control of this entity from an accounting perspective. In accordance with the applicable guidance, we accounted for this change in control as a business combination and consolidated this entity using the acquisition method. The consolidation of St. Vincent Rehabilitation Hospital did not have a material impact on our financial position, results of operations, or cash flows. As a result of our consolidation of this hospital and the remeasurement of our previously held equity interest at fair value, goodwill increased by $15.6 million, and we recorded a $4.9 million gain as part of *Other income* during the year ended December 31, 2012. See Note 6, *Goodwill and Other Intangible Assets*, and Note 13, *Fair Value Measurements*.

8. Long-term Debt:

Our long-term debt outstanding consists of the following (in millions):

	As of December 31,	
	2012	2011
Credit Agreement—		
Advances under revolving credit facility	$ —	$ 110.0
Term loan facility	—	97.5
Bonds payable—		
7.25% Senior Notes due 2018	302.9	336.7
8.125% Senior Notes due 2020	286.2	285.8
7.75% Senior Notes due 2022	280.7	312.0
5.75% Senior Notes due 2024	275.0	—
Other bonds payable	—	1.5
Other notes payable	36.8	35.3
Capital lease obligations	71.9	75.9
	1,253.5	1,254.7
Less: Current portion	(13.6)	(18.9)
Long-term debt, net of current portion	$ 1,239.9	$ 1,235.8

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter (in millions):

Year Ending December 31,	Face Amount	Net Amount
2013	$ 13.6	$ 13.6
2014	10.5	10.5
2015	8.0	8.0
2016	8.0	8.0
2017	7.1	7.1
Thereafter	1,207.1	1,206.3
Total	$ 1,254.3	$ 1,253.5

In August 2012, we amended and restated our credit agreement to increase the size of our revolver from $500 million to $600 million, eliminate the former $100 million term loan ($95 million outstanding), extend the revolver maturity from May 2016 to August 2017, and lower the interest rate spread by 50 basis points to an initial rate of LIBOR plus 1.75%. In addition, in September 2012, we completed a registered public offering of $275 million aggregate principal amount of 5.75% Senior Notes due 2024 at a public offering price of 100% of the principal amount, the proceeds of which were used to repay amounts outstanding under our revolving credit facility and redeem 10% of the outstanding principal amount of our existing 7.25% Senior Notes due 2018 and our existing 7.75% Senior Notes due 2022. As a result of these transactions, we recorded a $4.0 million *Loss on early extinguishment of debt* in 2012.

During 2011, we completed refinancing transactions in which we issued an additional $60 million each of our 7.25% Senior Notes due 2018 and 7.75% Senior Notes due 2022 and amended and restated our credit agreement to create, under a pre-existing accordion feature, a $100 million term loan maturing in 2016. Net proceeds from this senior notes offering were approximately $122 million. We used approximately $45 million of these net proceeds to repay a portion of the amounts outstanding under our revolving credit facility. In June 2011, the remainder of the proceeds from this senior notes offering along with the $100 million of proceeds from the new term loan were used to redeem a portion of our 10.75% Senior Notes due 2016, as discussed below. Our 2011 credit agreement amendment also extended the maturity of our revolving credit facility to May 2016 and reduced by 100 basis points the applicable spread on loans. In September 2011, we redeemed the remainder of our 10.75% Senior Notes due 2016, as discussed below. As a result of the redemptions of our 10.75% Senior Notes due 2016, we recorded a $38.8 million *Loss on early extinguishment of debt* in 2011.

In October 2010, we completed refinancing transactions (the "2010 Refinancing Transactions") in which we issued $275.0 million of 7.25% Senior Notes due 2018, issued $250.0 million of 7.75% Senior Notes due 2022, and replaced our former credit agreement with a new amended and restated credit agreement, maturing in 2015, that provided us with a $500.0 million revolving credit facility, including a $260 million letter of credit subfacility. As of December 31, 2010, the interest rate for amounts drawn on the revolving credit facility was LIBOR plus 3.5%.We used the net proceeds from the 2010 Refinancing Transactions, along with $128.6 million of available cash and a $100.0 million draw on our new revolving credit facility, to repay in full and retire all amounts outstanding under our former credit agreement dated March 2006. As a result of the 2010 Refinancing Transactions, we recorded an $11.9 million *Loss on early extinguishment of debt* in 2010. See also Note 9, *Derivative Instruments,* for a discussion of the termination of two forward-starting interest rate swaps in connection with the 2010 Refinancing Transactions.

Senior Secured Credit Agreement—

2012 Credit Agreement

On August 10, 2012, we amended and restated our existing credit agreement, dated May 10, 2011 (the "Credit Agreement"). The Credit Agreement provides for a $600 million revolving credit facility with a $260 million letter of credit subfacility and a swingline loan subfacility all of which mature in August 2017.

Amounts drawn on the revolving credit facility bear interest at a rate per annum of, at our option, (1) LIBOR or (2) the higher of (a) Barclays' Bank PLC's ("Barclays") prime rate and (b) the federal funds rate plus 0.5%, in each case, plus an applicable margin that varies depending upon our leverage ratio. We are also subject to a commitment fee of 0.375% per annum on the daily amount of the unutilized commitments under the revolving credit facility. The initial interest rate on borrowings under the Credit Agreement is LIBOR plus 1.75%.

The Credit Agreement provides that, subject to the satisfaction of certain conditions, we will have the right to increase the amount of the revolving credit facility prior to its maturity by incurring incremental term loans or by increasing the revolving credit facility, or both, in an aggregate amount not to exceed $300 million.

The Credit Agreement contains affirmative and negative covenants and default and acceleration provisions, including a minimum interest coverage ratio and a maximum leverage ratio that change over time. Under one such negative covenant, we are restricted from paying common stock dividends, prepaying certain senior notes, and repurchasing preferred and common equity unless (1) we are not in default under the terms of the Credit Agreement and (2) the amount of such payments, when added to the aggregate amount of prior restricted payments (as defined in the Credit Agreement) does not exceed $200 million, which amount is subject to increase by a portion of excess cash flows each fiscal year.

The Company's obligations under the Credit Agreement are secured by substantially all of (1) the real property owned by the Company and its subsidiary guarantors as of the date of this amendment and (2) the current and future personal property of the Company and its subsidiary guarantors. The Company's obligations are guaranteed by the subsidiary guarantors pursuant to the amended and restated collateral and guarantee agreement (the "Collateral and Guarantee Agreement"), dated as of October 26, 2010, among the Agent, the Company, and its subsidiaries identified therein (collectively, the "Subsidiary Guarantors"). In addition to the Collateral and Guarantee Agreement, we and the Subsidiary Guarantors entered into mortgages with respect to certain of our material real property that we owned as of the date of this amendment (excluding real property subject to preexisting liens and/or mortgages) to secure our obligations under the Credit Agreement.

As of December 31, 2012, no amounts were drawn under the revolving credit facility. If amounts had been drawn as of that date, they would have bore interest at a rate of 2.05%. As of December 31, 2012, $39.5 million were being utilized under the letter of credit subfacility, which were being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes.

2011 Credit Agreement

On May 10, 2011, we amended and restated in its entirety our existing credit agreement, dated October 26, 2010 (the "2011 Credit Agreement"). The 2011 Credit Agreement provided for a $100 million term loan and a $500 million revolving credit facility with a $260 million letter of credit subfacility and a swingline loan subfacility all of which would have matured in May 2016. Quarterly amortization on the term loan began September 30, 2011 at $1.25 million through June 30, 2013, then at $1.875 million through June 30, 2014, and then at $2.5 million through March 31, 2016. In June 2011, the net proceeds from the term loan were used to redeem a portion of the 10.75% Senior Notes due 2016.

The term loan and amounts drawn on the revolving credit facility under the 2011 Credit Agreement bore interest at a rate per annum of, at our option, (1) LIBOR or (2) the higher of (a) Barclays' prime rate and (b) the federal funds rate plus 0.5%, in each case, plus an applicable margin that varied depending upon our leverage ratio. We were also subject to a commitment fee of 0.5% per annum on the daily amount of the unutilized commitments under the revolving credit facility.

The initial interest rate on borrowings under the 2011 Credit Agreement was LIBOR plus 2.5%. Under the terms of the 2011 Credit Agreement, the applicable interest rate for a given interest rate period was adjusted based on the leverage ratio (defined in the 2011 Credit Agreement) as of the end of our most recent fiscal quarter. Accordingly, on August 5, 2011, the spread above the applicable base rate (LIBOR) applicable to both our revolving credit facility and term loan decreased from 2.5% to 2.25% as a result of the leverage ratio calculated under the terms of the 2011 Credit Agreement.

The 2011 Credit Agreement provided that, subject to the satisfaction of certain conditions, we had the right to increase the amount of the revolving credit facility prior to its maturity by incurring incremental term loans or by increasing the revolving credit facility, or both, in an aggregate amount not to exceed $200 million.

All other material terms are the same as the Credit Agreement discussed above. Our obligations under the 2011 Credit Agreement also were secured and guaranteed by us and our subsidiaries.

As of December 31, 2011, $110.0 million were drawn under the revolving credit facility with an interest rate of 2.6%. Amounts drawn as of December 31, 2011 exclude $44.6 million utilized under the letter of credit subfacility, which were being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes.

Bonds Payable—

The Company's 2020 Notes, 2018 Notes, 2022 Notes, and 2024 Notes (collectively, the "Senior Notes") were issued pursuant to an indenture (the "Base Indenture") dated as of December 1, 2009 between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"), as supplemented by the second, third, and fourth supplemental indenture, respectively, relating to the Senior Notes (together with the Base Indenture, the "Indenture"), among us, the Subsidiary Guarantors (as defined in the Indenture), and the Trustee.

Pursuant to the terms of the Indenture, the Senior Notes are jointly and severally guaranteed on a senior, unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our Credit Agreement and other capital markets debt (see Note 21, *Condensed Consolidating Financial Information*). The Senior Notes are senior, unsecured obligations of HealthSouth and rank equally with our other senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

Upon the occurrence of a change in control (as defined in the applicable indenture), each holder of the Senior Notes may require us to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes contain covenants and default and acceleration provisions, that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

Senior Notes Due 2024

On September 11, 2012, we completed a public offering of $275 million aggregate principal amount of 5.75% Senior Notes due 2024 (the "2024 Notes") at a public offering price of 100% of the principal amount. Net proceeds from this offering were approximately $270 million. We used $195 million of the net proceeds to repay the amounts outstanding under our revolving credit facility. Additionally, in October 2012, $64.5 million of the net proceeds were used to redeem a portion of our 7.25% Senior Notes due 2018 and 7.75% Senior Notes due 2022, as discussed and defined below.

The 2024 Notes mature on November 1, 2024 and bear interest at a per annum rate of 5.75%. Due to financing costs, the effective interest rate on the 2024 Notes is 6.0%. Interest is payable semiannually in arrears on May 1 and November 1 of each year.

We may redeem the notes, in whole or in part, at any time on or after November 1, 2017, at the redemption prices set forth below:

Period	Redemption Price*
2017	102.875%
2018	101.917%
2019	100.958%
2020 and thereafter	100.000%

* Expressed in percentage of principal amount

Senior Notes Due 2018 and 2022

On October 7, 2010, we completed a public offering of $525.0 million aggregate principal amount of senior notes, which included $275.0 million of 7.25% Senior Notes due 2018 (the "2018 Notes") at par and $250.0 million of 7.75% Senior Notes due 2022 (the "2022 Notes") at par (collectively, the "2018 and 2022 Senior Notes"). We used the net proceeds from the initial offering of the 2018 and 2022 Senior Notes to repay amounts outstanding under the term loan facility of our former credit agreement dated March 2006.

On March 7, 2011, we completed a public offering of $120 million aggregate principal amount of senior notes, which included an additional $60 million of the 2018 Notes at 103.25% of the principal amount and an additional $60 million of the 2022 Notes at 103.50% of the principal amount. Net proceeds from this offering were approximately $122 million. We used approximately $45 million of the net proceeds to repay a portion of the amounts outstanding under our revolving credit facility. In June 2011, the remainder of the net proceeds were used to redeem a portion of our 10.75% Senior Notes due 2016, as discussed below.

On October 9, 2012, $64.5 million of the net proceeds from our public offering of the 2024 Notes were used to redeem $33.5 million of the outstanding principal amount of our existing 2018 Notes and $31.0 million of the outstanding principal amount of our existing 2022 Notes. The notes were redeemed at a price of 103%, which resulted in an additional cash outlay of $1.9 million from the net proceeds.

2018 Notes

The 2018 Notes mature on October 1, 2018 and bear interest at a per annum rate of 7.25%. Due to financing costs, the effective interest rate on the 2018 Notes is 7.5%. Interest is payable semiannually in arrears on April 1 and October 1 of each year.

We may redeem the notes, in whole or in part, at any time on or after October 1, 2014, at the redemption prices set forth below:

Period	Redemption Price*
2014	103.625%
2015	101.813%
2016 and thereafter	100.000%

* Expressed in percentage of principal amount

Prior to October 1, 2014, during any 12-month period, we may redeem up to 10% of the aggregate principal amount of the 2018 Notes at a redemption price equal to 103% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date.

2022 Notes

The 2022 Notes mature on September 15, 2022 and bear interest at a per annum rate of 7.75%. Due to financing costs, the effective interest rate on the 2022 Notes is 7.9%. Interest is payable semiannually in arrears on March 15 and September 15 of each year.

We may redeem the notes, in whole or in part, at any time on or after September 15, 2015, at the redemption prices set forth below:

Period	Redemption Price*
2015	103.875%
2016	102.583%
2017	101.292%
2018 and thereafter	100.000%

* Expressed in percentage of principal amount

Prior to September 15, 2015, during any 12-month period, we may redeem up to 10% of the aggregate principal amount of the 2022 Notes at a redemption price equal to 103% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Senior Notes Due 2020

In December 2009, we issued $290.0 million of 8.125% Senior Notes due 2020 (the "2020 Notes") at 98.327% of par. We used the net proceeds from this transaction along with cash on hand to tender for and redeem all of our former floating rate senior notes due 2014 outstanding at that time. Due to discounts and financing costs, the effective interest rate on the 2020 Notes is 8.7%. Interest is payable semiannually in arrears on February 15 and August 15 of each year.

We may redeem the notes, in whole or in part, at any time on or after February 15, 2015, at the redemption prices set forth below:

Period	Redemption Price*
2015	104.063%
2016	102.708%
2017	101.354%
2018 and thereafter	100.000%

* Expressed in percentage of principal amount

Senior Notes Due 2016

On June 14, 2006, we completed a private offering of $625.0 million aggregate principal amount of 10.75% senior notes due 2016 (the "2016 Notes") at 98.505% of par. On June 15, 2011, we completed a call of $335.0 million in principal of the 2016 Notes and on September 1, 2011, we completed the redemption of the remaining $165.6 million in principal of the 2016 Notes. As a result of the above redemptions of our 2016 Notes, we recorded a $38.8 million *Loss on early extinguishment of debt* during 2011. The 2016 Notes bore interest at a per annum rate of 10.75%. Due to discounts and financing costs, the effective interest rate on the 2016 Notes was 11.4%.

Other Notes Payable—

We have two 15-year notes payable agreements outstanding, both of which were used to finance real estate projects. The interest rates of these notes are 8.1% and 11.2%. In addition, and as part of the purchase of Ft. Smith discussed in Note 2, *Business Combinations*, we entered into a six-year note payable with the seller of this rehabilitation unit. The interest rate of this note is 7.8%. We also have one note payable agreement, with an interest rate of 6.8%, related to a hospital development project as well as one note payable agreement, with an interest rate of 5.7%, related to computer software.

Capital Lease Obligations—

We engage in a significant number of leasing transactions including real estate and other equipment utilized in operations. Leases meeting certain accounting criteria have been recorded as an asset and liability at the lower of fair value or the net present value of the aggregate future minimum lease payments at the inception of the lease. Interest rates used in computing the net present value of the lease payments generally ranged from 6.4% to 9.0% based on our incremental borrowing rate at the inception of the lease. Our leasing transactions include arrangements for equipment with major equipment finance companies and manufacturers who retain ownership in the equipment during the term of the lease and with a variety of both small and large real estate owners.

9. Derivative Instruments:

Interest Rate Swaps Not Designated as Hedging Instruments—

In March 2006, we entered into an interest rate swap to effectively convert the floating rate of a portion of our credit agreement to a fixed rate in order to limit the variability of interest-related payments caused by changes in LIBOR. Under this interest rate swap agreement, we paid a fixed rate of 5.2% on a notional principal of $984.0 million, while the counterparties to this agreement paid a floating rate based on 3-month LIBOR, which was 0.3% at December 10, 2010, which was the most recent interest rate set date. The expiration date of this swap was March 10, 2011. The fair market value of this swap as of December 31, 2010 was ($12.1) million.

In June 2009, we entered into a receive-fixed swap as a mirror offset to $100.0 million of the $984.0 million interest rate swap discussed above in order to reduce our effective fixed rate to total debt ratio. Under this interest rate swap agreement, we paid a variable rate based on 3-month LIBOR, while the counterparty to this agreement paid a fixed rate of 5.2% on a notional principal of $100.0 million. Net settlements commenced in September 2009 and were made quarterly on the same settlement schedule as the $984.0 million interest rate swap discussed above. The expiration date of this swap was March 10, 2011. Our initial net investment in this swap was $6.4 million. The fair market value of this swap as of December 31, 2010 was $1.2 million.

These interest rate swaps were not designated as hedges. Therefore, changes in the fair value of these interest rate swaps were included in current-period earnings as *Loss on interest rate swaps*.

During the years ended December 31, 2011 and 2010, we made net cash settlement payments of $10.9 million and $44.7 million, respectively, to our counterparties. Net settlement payments on these swaps are included in the line item *Loss on interest rate swaps* in our consolidated statements of operations.

Forward-Starting Interest Rate Swaps Designated as Cash Flow Hedges—

In association with the 2010 Refinancing Transactions discussed in Note 8, *Long-term Debt*, we terminated two forward-starting interest rate swaps which hedged forecasted variable cash flows associated with our former term loan facility. Accordingly, during 2010, we reclassified the existing cumulative loss associated with these two swaps, or $4.6 million, from *Accumulated other comprehensive income* to earnings in the line item titled *Loss on interest rate swaps*. In addition, we recorded a $2.3 million charge associated with the settlement payment to the counterparties as part of *Loss on interest rate swaps* during the year ended December 31, 2010. In October 2010, an unwind fee of $6.9 million was paid to the counterparties under these agreements to effect the termination.

Each swap had a notional value of $100 million and would have required the counterparties to pay us a floating rate based on 3-month LIBOR and had net settlements commencing on June 10, 2011. The first forward-starting interest rate swap, entered into in December 2008, would have required us to pay a fixed rate of 2.6%. The termination date of this swap would have been December 12, 2012. The second forward-starting interest rate swap, entered into in March 2009, would have required us to pay a fixed rate of 2.9%. The termination date of this swap would have been September 12, 2012.

Both forward-starting swaps were designated as cash flow hedges and were accounted for under the policies described in Note 1, *Summary of Significant Accounting Policies*, "Derivative Instruments."

10. Self-Insured Risks:

We insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program ("SIR") underwritten by our consolidated wholly owned offshore captive insurance subsidiary, HCS, Ltd., which we fund via regularly scheduled premium payments. HCS is an independent insurance company licensed by the Cayman Island Monetary Authority. We use HCS to fund part of our first layer of insurance coverage up to $24 million. Risks in excess of specified limits per claim and in excess of our aggregate SIR amount are covered by unrelated commercial carriers.

Reserves for professional liability, general liability, and workers' compensation risks were $148.3 million and $153.3 million at December 31, 2012 and 2011, respectively. The current portion of this reserve, $41.9 million and $50.5 million, at December 31, 2012 and 2011, respectively, is included in *Other current liabilities* in our consolidated balance sheets. Expenses related to retained professional and general liability risks were $15.5 million, $19.9 million, and $27.4 million for the years ended December 31, 2012, 2011, and 2010, respectively, and are classified in *Other operating expenses* in our consolidated statements of operations. Expenses associated with retained workers' compensation risks were $11.3 million, $9.0 million, and $7.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. Of these amounts, $11.1 million, $8.8 million, and $7.3 million, respectively, are classified in *Salaries and benefits* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*. See below for additional information related to estimated ultimate losses recorded in 2012, 2011, and 2010.

We also maintain excess loss contracts with insurers and reinsurers for professional, general liability, and workers' compensation risks. Expenses associated with professional and general liability excess loss contracts were $2.3 million, $2.3 million, and $2.4 million for the years ended December 31, 2012, 2011, and 2010, respectively, and are classified in *Other operating expenses* in our consolidated statements of operations. Expenses associated with workers' compensation excess loss contracts were $3.2 million, $2.7 million, and $3.3 million for the years ended December 31, 2012, 2011, and 2010, respectively. Of these amounts, $3.2 million, $2.6 million, and $3.2 million, respectively, are classified in *Salaries and benefits* in our consolidated statements of operations, with the remainder included in *General and administrative expenses*.

Provisions for these risks are based upon actuarially determined estimates. Loss and loss expense reserves represent the unpaid portion of the estimated ultimate net cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves for unpaid losses and loss expenses are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated ultimate loss amounts are included in current operating results. During 2012, 2011, and 2010, we reduced our estimated ultimate losses relating to prior loss periods by $7.5 million, $4.4 million, and $1.7 million, respectively, due to favorable claim experience and industry-wide loss development trends.

The reserves for these self-insured risks cover approximately 800 individual claims at December 31, 2012 and 2011, and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. During 2012, 2011, and 2010, $24.6 million, $27.0 million, and $30.7 million, respectively, of payments (net of reinsurance recoveries of $2.8 million, $1.4 million, and $1.0 million, respectively) were made for liability claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in reserve estimates, management believes the reserves for losses and loss expenses are adequate; however, there can be no assurance the ultimate liability will not exceed management's estimates.

The obligations covered by excess contracts remain on the balance sheet, as the subsidiary or parent remains liable to the extent the excess carriers do not meet their obligations under the insurance contracts. Amounts receivable under the excess contracts were $29.8 million and $35.3 million at December 31, 2012 and 2011, respectively. Of these amounts, $8.7 million and $16.3 million are included in *Prepaid expenses and other current assets* in our consolidated balance sheets as of December 31, 2012 and 2011, respectively, with the remainder included in *Other long-term assets*.

11. Convertible Perpetual Preferred Stock:

On March 7, 2006, we completed the sale of 400,000 shares of our 6.50% Series A Convertible Perpetual Preferred Stock. The preferred stock has an initial liquidation preference of $1,000 per share of preferred stock, which is contingently subject to accretion. Holders of the preferred stock are entitled to receive, when and if declared by our board of directors, cash dividends at the rate of 6.50% per annum on the accreted liquidation preference per share, payable quarterly in arrears. Dividends on the preferred stock are cumulative. Each holder of preferred stock has one vote for each share held by the holder on all matters voted upon by the holders of our common stock.

The preferred stock is convertible, at the option of the holder, at any time into shares of our common stock at an initial conversion price of $30.50 per share, which is equal to an initial conversion rate of approximately 32.7869 shares of common stock per share of preferred stock, subject to specified adjustments. We may at any time cause the shares of preferred stock to be automatically converted into shares of our common stock at the conversion rate then in effect if the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the notice of forced conversion exceeds 150% of the conversion price of the preferred stock. If we are subject to a fundamental change, as defined in the certificate of designation of the preferred stock, each holder of shares of preferred stock has the right, subject to certain limitations, to require us to purchase with cash any or all of its shares of preferred stock at a purchase price equal to 100% of the accreted liquidation preference, plus any accrued and unpaid dividends to the date of purchase. In addition, if holders of the preferred stock elect to convert shares of preferred stock in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate for such shares of preferred stock. As redemption of the preferred stock is contingent upon the occurrence of a fundamental change, and since we do not deem a fundamental change probable of occurring, accretion of our *Convertible perpetual preferred stock* is not necessary.

In October 2011, our board of directors granted discretion to management to repurchase up to $125 million of our preferred stock. The repurchase authorization did not require the purchase of a specific number of shares, had an indefinite term, and was subject to termination at any time by our board of directors. As discussed in Note 18, *Earnings per Common Share*, on February 15, 2013, our board of directors increased our existing common stock repurchase authorization from $125 million to $350 million. The increased common stock repurchase authorization replaces this authorization for preferred stock.

The following is a summary of the activity related to our *Convertible perpetual preferred stock* from December 31, 2011 to December 31, 2012 (in millions, except share data):

	Number of Shares Outstanding	Amount
Balance as of December 31, 2011	400,000	$ 387.4
Repurchase of preferred stock	(46,645)	(45.2)
Balance as of December 31, 2012	353,355	$ 342.2

During the year ended December 31, 2012, we repurchased 46,645 shares of our preferred stock for total cash consideration of $46.5 million, including fees. No common stock was issued as part of these transactions. The allocation of the purchase price is as follows (in millions):

	For the Year Ended December 31, 2012
Carrying value of shares repurchased	$ 45.2
Cumulative dividends paid as part of purchase price	0.5
Excess paid in transaction	0.8
	$ 46.5

The difference between the fair value of the consideration paid to the holders of the preferred stock, or $46.5 million, and the carrying value of the preferred stock in our balance sheet, or $45.2 million, resulted in a charge of $1.3 million to *Capital in excess of par value* that was treated like a dividend and subtracted from *Net income* to arrive at *Net income attributable to HealthSouth common shareholders* in our consolidated statement of operations for the year ended December 31, 2012. Of this amount, $0.5 million represents cumulative dividends through the date of the repurchase transactions.

In the year ended December 31, 2012, we declared $23.9 million in dividends on our preferred stock. We declared $26.0 million in dividends on our preferred stock in each of the years ended December 31, 2011 and 2010. As of December 31, 2012 and 2011, accrued dividends of $5.7 million and $6.5 million, respectively, were included in *Other current liabilities* on our consolidated balance sheets. These accrued dividends were paid in January 2013 and 2012, respectively.

12. Guarantees:

Primarily in conjunction with the sale of certain facilities, including the sale of our surgery centers, outpatient, and diagnostic divisions during 2007, HealthSouth assigned, or remained as a guarantor on, the leases of certain properties to certain purchasers and, as a condition of the lease, agreed to act as a guarantor of the purchaser's performance on the lease. Should the purchaser fail to pay the obligations due on these leases, the lessor would have contractual recourse against us.

As of December 31, 2012, we were secondarily liable for nine such guarantees. The remaining terms of these guarantees ranged from six months to 51 months. If we were required to perform under all such guarantees, the maximum amount we would be required to pay approximated $10.2 million.

We have not recorded a liability for these guarantees, as we do not believe it is probable we will have to perform under these agreements. If we are required to perform under these guarantees, we could potentially have recourse against the purchaser for recovery of any amounts paid. In addition, the purchasers of our surgery centers, outpatient, and diagnostic divisions have agreed to seek releases from the lessors in favor of HealthSouth with respect to the guarantee obligations associated with these divestitures. To the extent the purchasers of these divisions are unable to obtain releases for HealthSouth, the purchasers remain obligated under the terms of the applicable purchase agreements to indemnify HealthSouth for damages incurred under the guarantee obligations, if any. These guarantees are not secured by any assets under the agreements.

13. Fair Value Measurements:

Our financial assets and liabilities that are measured at fair value on a recurring basis are as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
As of December 31, 2012	**Fair Value**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Valuation Technique [1]**
Prepaid expenses and other current assets:					
Current portion of restricted marketable securities	$ 16.4	$ —	$ 16.4	$ —	M
Other long-term assets:					
Restricted marketable securities	39.4	—	39.4	—	M
As of December 31, 2011					
Prepaid expenses and other current assets:					
Current portion of restricted marketable securities	$ 15.0	$ —	$ 15.0	$ —	M
Other long-term assets:					
Restricted marketable securities	30.2	—	30.2	—	M

(1) The three valuation techniques are: market approach (M), cost approach (C), and income approach (I).

In addition to assets and liabilities recorded at fair value on a recurring basis, we are also required to record assets and liabilities at fair value on a nonrecurring basis. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges or similar adjustments made to the carrying value of the applicable assets.

As a result of our consolidation of St. Vincent Rehabilitation Hospital and the remeasurement of our previously held equity interest at fair value, we recorded a $4.9 million gain as part of *Other income* during the year ended December 31, 2012. We determined the fair value of our previously held equity interest using the income approach. The income approach included the use of the hospital's projected operating results and cash flows discounted using a rate that reflects market participant assumptions for the hospital. The projected operating results use management's best estimates of economic and market conditions over the forecasted period including assumptions for pricing and volume, operating expenses, and capital expenditures. During the years ended December 31, 2011 and 2010, we did not record any gains or losses related to our nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis as part of our continuing operations. See Note 7, *Investments in and Advances to Nonconsolidated Affiliates*.

During the years ended December 31, 2011 and 2010, we recorded impairment charges of $6.8 million and $0.6 million, respectively, as part of our results of discontinued operations. See Note 16, *Assets and Liabilities in and Results of Discontinued Operations*.

As discussed in Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements," the carrying value equals fair value for our financial instruments that are not included in the table below and are classified as current in our consolidated balance sheets. The carrying amounts and estimated fair values for all of our other financial instruments are presented in the following table (in millions):

	As of December 31, 2012		As of December 31, 2011	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt:				
Advances under revolving credit facility	—	—	110.0	110.0
Term loan facility	—	—	97.5	97.5
7.25% Senior Notes due 2018	302.9	328.6	336.7	330.0
8.125% Senior Notes due 2020	286.2	321.5	285.8	290.0
7.75% Senior Notes due 2022	280.7	306.5	312.0	301.1
5.75% Senior Notes due 2024	275.0	277.1	—	—
Other bonds payable	—	—	1.5	1.5
Other notes payable	36.8	36.8	35.3	35.3
Financial commitments:				
Letters of credit	—	39.5	—	44.6

Fair values for our long-term debt and financial commitments are determined using inputs, including quoted prices in nonactive markets, that are observable either directly or indirectly, or *Level 2* inputs within the fair value hierarchy. See Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements."

14. Share-Based Payments:

The Company has awarded employee stock-based compensation in the form of stock options and restricted stock awards under the terms of share-based incentive plans designed to align employee and executive interests to those of its stockholders. All employee stock-based compensation awarded in 2011 and 2010 was issued under the 2008 Equity Incentive Plan. The terms of the 2008 Equity Incentive Plan made available up to 6,000,000 shares of common stock to be granted. In May 2011, our shareholders approved the Amended and Restated 2008 Equity Incentive Plan, which reserves and provides for the grant of up to 9,000,000 shares of common stock. All employee stock-based compensation awarded in 2012 was issued under this plan, and all employee stock-based compensation awarded after 2012 will be issued under this plan. Both incentive plans were approved by our stockholders and provide for the grants of nonqualified stock options or incentive stock options, restricted stock, stock appreciation rights, performance shares or performance share units, dividend equivalents, restricted stock units ("RSUs"), or other stock-based awards.

Stock Options—

Under our share-based incentive plans, officers and employees are given the right to purchase shares of HealthSouth common stock at a fixed grant price determined on the day the options are granted. These plans provide for the granting of both nonqualified stock options and incentive stock options. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, are generally at the discretion of the compensation committee of our board of directors. However, no options are exercisable beyond approximately ten years from the date of grant. Granted options vest over the awards' requisite service periods, which is generally three years.

The fair values of the options granted during the years ended December 31, 2012, 2011, and 2010 have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended December 31,		
	2012	2011	2010
Expected volatility	42.8%	41.5%	44.7%
Risk-free interest rate	1.4%	2.8%	3.1%
Expected life (years)	7.0	6.7	6.7
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our employees and projected post-vesting activity of outstanding options. We calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected life of the options. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option-pricing model. Since we have not historically paid dividends, we do not include a dividend payment as part of our pricing model. We estimate forfeitures through an analysis of actual, historical pre-vesting option forfeiture activity. Under the Black-Scholes option-pricing model, the weighted-average fair value per share of employee stock options granted during the years ended December 31, 2012, 2011, and 2010 was $9.57, $11.27, and $8.54, respectively.

A summary of our stock option activity and related information is as follows:

	Shares (In Thousands)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Life (Years)	Aggregate Intrinsic Value (In Millions)
Outstanding, December 31, 2011	2,439	$ 21.63		
Granted	243	21.02		
Exercised	(26)	18.85		
Forfeitures	—	—		
Expirations	(81)	36.64		
Outstanding, December 31, 2012	2,575	21.12	4.9	$ 5.9
Exercisable, December 31, 2012	2,128	21.07	4.1	5.7

We recognized approximately $2.0 million, $1.7 million, and $2.0 million of compensation expense related to our stock options for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012, there was $2.6 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 21 months. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010 was $0.1 million, $0.8 million, and $0.1 million, respectively.

Restricted Stock-

The restricted stock awards granted in 2012, 2011, and 2010 included service-based awards, performance-based awards (that also included a service requirement), and market condition awards (that also included a service requirement). These awards generally vest over a three-year requisite service period. For awards with a service and/or performance requirement, the fair value of the award is determined by the closing price of our common stock on the grant date. For awards with a market condition, the fair value of the awards is determined using a lattice model. Inputs into the model include the historical price volatility of our common stock, the historical volatility of the common stock of the companies in the defined peer group, and the risk free interest rate. Utilizing these inputs and potential future changes in stock prices, multiple trials are run to determine the fair value.

A summary of our issued restricted stock awards is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2011	1,889	$ 8.23
Granted	1,119	19.30
Vested	(1,897)	8.31
Forfeited	(63)	18.98
Nonvested shares at December 31, 2012	1,048	19.28

The weighted-average grant date fair value of restricted stock granted during the years ended December 31, 2011 and 2010 was $8.23 and $16.37 per share, respectively. We recognized approximately $21.2 million, $17.7 million, and $13.6 million of compensation expense related to our restricted stock awards for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012, there was $24.4 million of unrecognized compensation expense related to unvested restricted stock. This cost is expected to be recognized over a weighted-average period of 21 months. The remaining unrecognized compensation expense for the performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures. The total fair value of shares vested during the years ended December 31, 2012, 2011, and 2010 was $34.0 million, $12.5 million, and $6.6 million, respectively.

Nonemployee Stock-Based Compensation Plans—

During the years ended December 31, 2012, 2011, and 2010, we provided incentives to our nonemployee members of our board of directors through the issuance of RSUs out of our share-based incentive plans. RSUs are fully vested when awarded. During the years ended December 31, 2012, 2011, and 2010, we issued 42,903, 37,332, and 46,827 RSUs, respectively, with a fair value of $20.98, $24.11, and $17.30, respectively, per unit. We recognized approximately $0.9 million, $0.9 million, and $0.8 million, respectively, of compensation expense upon their issuance in 2012, 2011, and 2010. There was no unrecognized compensation related to unvested shares as of December 31, 2012. As of December 31, 2012, 304,297 RSUs were outstanding.

15. Employee Benefit Plans:

Substantially all HealthSouth employees are eligible to enroll in HealthSouth-sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. We are self-insured for these plans. During 2012, 2011, and 2010, costs associated with these plans, net of amounts paid by employees, approximated $67.8 million, $66.8 million, and $59.7 million, respectively.

The HealthSouth Retirement Investment Plan is a qualified 401(k) savings plan. The plan allows eligible employees to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan subject to the normal maximum limits set annually by the Internal Revenue Service. HealthSouth's employer matching contribution is 50% of the first 6% of each participant's elective deferrals. All contributions to the plan are in the form of cash. Employees who are at least

21 years of age are eligible to participate in the plan. Employer contributions vest 100% after three years of service. Participants are always fully vested in their own contributions.

Employer contributions to the HealthSouth Retirement Investment Plan approximated $13.2 million, $12.6 million, and $12.0 million in 2012, 2011, and 2010, respectively. In 2012, 2011, and 2010, approximately $0.8 million, $1.7 million, and $1.6 million, respectively, from the plan's forfeiture account were used to fund the matching contributions in accordance with the terms of the plan.

Senior Management Bonus Program—

We maintain a Senior Management Bonus Program to reward senior management for performance based on a combination of corporate goals or regional goals and individual goals. The corporate and regional goals are approved on an annual basis by our board of directors as part of our routine budgeting and financial planning process. The individual goals, which are weighted according to importance, are determined between each participant and his or her immediate supervisor. The program applies to persons who join the Company in, or are promoted to, senior management positions. In 2013, we expect to pay approximately $11.6 million under the program for the year ended December 31, 2012. In February 2012, we paid $12.8 million under the program for the year ended December 31, 2011. In February 2011, we paid $11.3 million under the program for the year ended December 31, 2010.

16. Assets and Liabilities in and Results of Discontinued Operations:

The operating results of discontinued operations are as follows (in millions):

	For the Year Ended December 31,		
	2012	2011	2010
Net operating revenues	$ 1.0	$ 95.7	$ 123.7
Less: Provision for doubtful accounts	—	(1.5)	(2.4)
Net operating revenues less provision for doubtful accounts	1.0	94.2	121.3
Costs and expenses	0.2	66.3	106.4
Impairments	—	6.8	0.6
Income from discontinued operations	0.8	21.1	14.3
Gain (loss) on disposal of assets/sale of investments of discontinued operations	5.0	65.6	(1.2)
Income tax expense	(1.3)	(37.9)	(4.0)
Income from discontinued operations, net of tax	$ 4.5	$ 48.8	$ 9.1

Our results of discontinued operations primarily include the operations of six long-term acute care hospitals ("LTCHs"). In August 2011, we completed a transaction to sell five LTCHs to certain subsidiaries of LifeCare Holdings, Inc. for an aggregate purchase price of $117.5 million. We closed the sixth LTCH in August 2011 and expect to sell the associated real estate.

As discussed in Note 19, *Contingencies and Other Commitments*, in April 2011, we entered into a definitive settlement and release agreement with the state of Delaware (the "Delaware Settlement") relating to a previously disclosed audit of unclaimed property conducted on behalf of Delaware and two other states by Kelmar Associates, LLC. During the year ended December 31, 2011, we recorded a $24.8 million gain in connection with this settlement as part of our results of discontinued operations.

The impairment charges presented in the above table for 2011 related to the LTCH that was closed in 2011 and the Dallas Medical Center that was closed in 2008. We determined the fair value of the impaired long-lived assets at the hospitals based on the assets' estimated fair value using valuation techniques that included third-party appraisals and offers from potential buyers. The impairment charge recorded in 2010 also related to the Dallas Medical Center. We determined the fair value of the impaired long-lived assets at the hospital primarily based on the assets' estimated fair value using valuation techniques that included third-party appraisals and an offer from a potential buyer.

During 2012, we recognized gains associated with the sale of the real estate associated with Dallas Medical Center and an investment we had in a cancer treatment center that was part of our former diagnostic division. As a result of the transaction discussed above to sell five of our LTCHS, we recorded a $65.6 million pre-tax gain as part of our results of discontinued operations during 2011.

Income tax expense recorded as part of our results of discontinued operations during the year ended December 31, 2011 related primarily to the gain from the sale of five of our LTCHs and the Delaware Settlement.

As discussed in Note 10, *Self-Insured Risks*, we insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program underwritten by HCS. Expenses for retained professional and general liability risks and workers' compensation risks associated with our divested surgery centers, outpatient, and diagnostic divisions and our former LTCHs have been included in our results of discontinued operations.

Assets and liabilities in discontinued operations consist of the following (in millions):

	As of December 31,	
	2012	2011
Total current assets	$ 0.4	$ 4.9
Total long-term assets	$ 5.0	$ 7.3
Total current liabilities	$ 5.2	$ 6.5
Total long-term liabilities	$ 0.6	$ 0.7

As of December 31, 2012, assets and liabilities in discontinued operations primarily relate to the LTCH that was closed in 2011. As of December 31, 2011, assets and liabilities in discontinued operations primarily relate to working capital not included in the sale of five of our LTCHs, the LTCH that was closed in 2011, and the Dallas Medical Center. Current assets and long-term assets in the above table are included in *Prepaid expenses and other current assets* and *Other long-term assets*, respectively, in our consolidated balance sheets. Current liabilities and long-term liabilities in the above table are included in *Other current liabilities* and *Other long-term liabilities*, respectively, in our consolidated balance sheets.

17. Income Taxes:

The significant components of the *Provision for income tax expense (benefit)* related to continuing operations are as follows (in millions):

	For the Year Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 0.7	$ 1.4	$ 1.3
State and local	5.2	(0.8)	1.6
Total current expense	5.9	0.6	2.9
Deferred:			
Federal	104.2	48.2	(682.2)
State and local	(1.5)	(11.7)	(61.5)
Total deferred expense (benefit)	102.7	36.5	(743.7)
Total income tax expense (benefit) related to continuing operations	$ 108.6	$ 37.1	$ (740.8)

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax expense (benefit) on our income from continuing operations, which include federal, state, and other income taxes, is presented below:

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Tax expense at statutory rate	35.0 %	35.0 %	35.0 %
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal tax benefit	3.7 %	3.0 %	4.7 %
Decrease in valuation allowance	(2.8)%	(11.6)%	(431.5)%
Settlement of tax claims	0.3 %	(7.2)%	13.2 %
Noncontrolling interests	(5.1)%	(6.5)%	(8.3)%
Adjustments to net operating loss carryforwards	— %	2.9 %	— %
Interest, net	(0.2)%	(1.6)%	(0.8)%
Other, net	1.0 %	1.3 %	(2.4)%
Income tax expense (benefit)	31.9 %	15.3 %	(390.1)%

The *Provision for income tax expense* in 2012 is less than the federal statutory rate primarily due to: (1) the impact of noncontrolling interests and (2) a decrease in the valuation allowance, as discussed below, offset by (3) state income tax expense. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," for a discussion of the allocation of income or loss related to pass-through entities, which is referred to as the impact of noncontrolling interests in the above table.

The *Provision for income tax expense* in 2011 is less than the federal statutory rate primarily due to: (1) an approximate $28 million benefit associated with a current period net reduction in the valuation allowance and (2) an approximate $18 million net benefit associated with settlements with various taxing authorities including the settlement of federal income tax claims with the Internal Revenue Service for tax years 2007 and 2008 offset by (3) approximately $7 million of net expense primarily related to corrections to 2010 deferred tax assets associated with our NOLs and corresponding valuation allowance. See Note 1, *Summary of Significant Accounting Policies*, "Out-of-Period Adjustments."

The *Provision for income tax benefit* in 2010 primarily resulted from the reduction in the valuation allowance, as discussed below. This benefit was offset by settlements related to federal IRS examinations, including reductions in unrecognized tax benefits, as discussed below.

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available NOLs. The significant components of HealthSouth's deferred tax assets and liabilities are presented in the following table (in millions). See also Note 1, *Summary of Significant Accounting Policies*, "Reclassifications."

	As of December 31,	
	2012	2011
Deferred income tax assets:		
Net operating loss	$ 432.5	$ 540.5
Property, net	40.3	49.8
Insurance reserve	30.7	36.1
Stock-based compensation	26.8	22.7
Allowance for doubtful accounts	14.9	12.7
Alternative minimum tax	11.9	13.4
Carrying value of partnerships	14.7	10.4
Other accruals	18.9	16.1
Capital losses	6.5	4.1
Total deferred income tax assets	597.2	705.8
Less: Valuation allowance	(39.8)	(50.3)
Net deferred income tax assets	557.4	655.5
Deferred income tax liabilities:		
Intangibles	(26.5)	(20.5)
Other	(0.3)	(0.3)
Total deferred income tax liabilities	(26.8)	(20.8)
Net deferred income tax assets	530.6	634.7
Less: Current deferred tax assets	137.5	127.2
Noncurrent deferred tax assets	$ 393.1	$ 507.5

At December 31, 2012, we had an unused federal NOL of $339.7 million (approximately $1.0 billion on a gross basis) and state NOLs of $92.8 million. Such losses expire in various amounts at varying times through 2031. Our reported federal NOL as of December 31, 2012 excludes $8.6 million related to operating loss carryforwards resulting from excess tax benefits related to share-based awards, the tax benefits of which, when recognized, will be accounted for as a credit to additional paid-in-capital when they reduce taxes payable.

For the years ended December 31, 2012, 2011, and 2010, the net decreases in our valuation allowance were $10.5 million, $62.4 million, and $825.4 million, respectively. Substantially all of the decrease in the valuation allowance in 2012 and 2010 and approximately $21 million of the decrease in the valuation allowance during 2011 related primarily to our determination it is more likely than not a substantial portion of our deferred tax assets will be realized in the future. Based on the weight of available evidence including our generation of pre-tax income from continuing operations on a three-year look back basis, our forecast of future earnings, and our ability to sustain a core level of earnings, we determined, in the fourth quarter of 2010, it is more likely than not a substantial portion of our deferred tax assets will be realized on a federal basis and in certain state jurisdictions in the future and decreased our valuation allowance. In addition, approximately $34 million of the decrease in the valuation allowance in 2011 was due to the corrections made to the valuation allowance, as discussed above. Approximately $7 million of the decrease in the valuation allowance in 2011 resulted from our settlement with the IRS for tax years 2007 and 2008 which enabled us to utilize certain capital losses previously offset by a valuation allowance.

As of December 31, 2012, we have a remaining valuation allowance of $39.8 million. This valuation allowance remains recorded due to uncertainties regarding our ability to utilize a portion of our deferred tax assets, primarily related to state NOLs, before they expire. The amount of the valuation allowance has been determined for each tax jurisdiction based on the weight of all available evidence including management's estimates of taxable income for each jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable. It is possible we may be required to increase or decrease our valuation allowance at some future time if our forecast of future earnings varies from actual results on a consolidated basis or in the applicable state tax jurisdictions, or if the timing of future tax deductions differs from our expectations.

Our utilization of NOLs could be subject to limitations under Internal Revenue Code Section 382 ("Section 382") and may be limited in the event of certain cumulative changes in ownership interests of significant shareholders over a three-year period in excess of 50%. Section 382 imposes an annual limitation on the use of these losses to an amount that approximates the value of a company at the time of an ownership change multiplied by the long-term tax exempt rate. At this time, we do not believe these limitations will restrict our ability to use any NOLs before they expire. However, no such assurances can be provided.

As of January 1, 2010, total remaining gross unrecognized tax benefits were $50.9 million, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits was $1.9 million as of January 1, 2010. The amount of unrecognized tax benefits changed during 2010 due to a settlement with the IRS regarding tax positions taken for tax years 2005 through 2007 and the running of the statute of limitations on certain state claims. Total remaining gross unrecognized tax benefits were $12.6 million as of December 31, 2010, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits as of December 31, 2010 was $1.1 million. The amount of unrecognized tax benefits changed during 2011 primarily due to the settlement of federal income tax claims with the IRS for tax years 2007 and 2008 and the lapse of the applicable statute of limitations for certain federal and state claims. Total remaining gross unrecognized tax benefits were $6.0 million as of December 31, 2011, all of which would affect our effective tax rate if recognized. Total accrued interest expense related to unrecognized tax benefits as of December 31, 2011 was $0.1 million, all of which would affect our effective tax rate if recognized. The amount of unrecognized tax benefits changed during 2012 primarily based on ongoing discussions with taxing authorities as part of our continued pursuit of the maximization of our tax benefits, primarily related to our federal NOL, as discussed below. Total remaining gross unrecognized tax benefits were $78.0 million as of December 31, 2012, $76.0 million of which would affect our effective tax rate if recognized.

A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows (in millions):

	Gross Unrecognized Income Tax Benefits	Accrued Interest and Penalties
January 1, 2010	$ 50.9	$ 1.9
Gross amount of increases in unrecognized tax benefits related to prior periods	96.1	0.1
Gross amount of decreases in unrecognized tax benefits related to prior periods	(37.5)	—
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(93.0)	—
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(3.9)	(0.9)
December 31, 2010	12.6	1.1
Gross amount of increases in unrecognized tax benefits related to prior periods	19.8	—
Gross amount of decreases in unrecognized tax benefits related to prior periods	(3.0)	—
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(20.2)	—
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(3.2)	(1.0)
December 31, 2011	6.0	0.1
Gross amount of increases in unrecognized tax benefits related to prior periods	75.8	—
Gross amount of decreases in unrecognized tax benefits related to prior periods	(2.5)	—
Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(0.9)	—
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(0.4)	(0.1)
December 31, 2012	$ 78.0	$ —

Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2012, 2011, and 2010, we recorded $0.7 million, $4.7 million, and $1.7 million of net interest income, respectively, primarily related to amended state income tax returns, as part of our income tax provision. Total net accrued interest income was $0.2 million and $0.1 million as of December 31, 2012 and 2011, respectively.

HealthSouth and its subsidiaries' federal and state income tax returns are periodically examined by various regulatory taxing authorities. In connection with such examinations, we have settled federal income tax examinations with the IRS for all tax years through 2008. We are currently under audit by the IRS for the 2009 and 2010 tax years and by two states for tax years ranging from 2007 through 2011.

For the tax years that remain open under the applicable statutes of limitations, amounts related to these unrecognized tax benefits have been considered by management in its estimate of our potential net recovery of prior years' income taxes. It is reasonably possible a decrease in our unrecognized tax benefits of less than $0.1 million will occur within the next 12 months due to the closing of the applicable statutes of limitations.

In addition, we continue to actively pursue, through ongoing discussions with taxing authorities, the maximization of our income tax benefits, primarily related to our federal NOL. As part of our pursuit of these benefits, we requested a pre-filing agreement with the IRS, the primary purpose of which was to consider whether certain amounts related to the restatement of our financial statements for periods prior to 2003 result in net increases to our federal NOL and adjustments to other tax attributes. The pre-filing agreement program permits taxpayers to resolve certain tax issues in advance of filing their corporate income tax returns. Due to the unique nature of our claims and uncertainties around this process, we did not recognize any amounts associated with our request as of December 31, 2012. In July 2012, the IRS granted our request to utilize the pre-filing agreement process. Depending upon the process undertaken by the IRS to audit and settle these matters, the accounting recognition criteria for these positions could be met either in part or in total as the process continues or upon completion of the process. Therefore, as we continue this process with the IRS, it is reasonably possible that over the next twelve-month period we may experience an increase or decrease to our unrecognized tax benefits, our NOLs, other tax attributes, or any combination thereof that could have a material net favorable impact on income tax expense and our effective income tax rate. Due to the aforementioned uncertainties regarding the outcome of this process, it is not possible to determine the range of any impact at this time.

18. Earnings per Common Share:

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all dilutive potential common shares that were outstanding during the respective periods, unless their impact would be antidilutive. The following table sets forth the computation of basic and diluted earnings per common share (in millions, except per share amounts):

	For the Year Ended December 31,		
	2012	2011	2010
Basic:			
Numerator:			
Income from continuing operations	$ 231.4	$ 205.8	$ 930.7
Less: Net income attributable to noncontrolling interests included in continuing operations	(50.9)	(47.0)	(40.9)
Less: Convertible perpetual preferred stock dividends	(23.9)	(26.0)	(26.0)
Less: Repurchase of convertible perpetual preferred stock	(0.8)	—	—
Income from continuing operations attributable to HealthSouth common shareholders	155.8	132.8	863.8
Income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	4.5	49.9	9.2
Net income attributable to HealthSouth common shareholders	$ 160.3	$ 182.7	$ 873.0
Denominator:			
Basic weighted average common shares outstanding	94.6	93.3	92.8
Basic earnings per share attributable to HealthSouth common shareholders:			
Continuing operations	$ 1.65	$ 1.42	$ 9.31
Discontinued operations	0.04	0.54	0.10
Net income	$ 1.69	$ 1.96	$ 9.41
Diluted:			
Numerator:			
Income from continuing operations	$ 231.4	$ 205.8	$ 930.7
Less: Net income attributable to noncontrolling interests included in continuing operations	(50.9)	(47.0)	(40.9)
Income from continuing operations attributable to HealthSouth common shareholders	180.5	158.8	889.8
Income from discontinued operations, net of tax, attributable to HealthSouth common shareholders	4.5	49.9	9.2
Net income attributable to HealthSouth common shareholders	$ 185.0	$ 208.7	$ 899.0
Denominator:			
Diluted weighted average common shares outstanding	108.1	109.2	108.5
Diluted earnings per share attributable to HealthSouth common shareholders:			
Continuing operations	$ 1.65	$ 1.42	$ 8.20
Discontinued operations	0.04	0.54	0.08
Net income	$ 1.69	$ 1.96	$ 8.28

Diluted earnings per share report the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. These potential shares include dilutive stock options, restricted stock awards, restricted stock units, and convertible perpetual preferred stock. For the years ended December 31, 2012, 2011, and

2010, the number of potential shares approximated 13.5 million, 15.9 million, and 15.7 million, respectively. For the years ended December 31, 2012, 2011, and 2010, approximately 12.0 million, 13.1 million, and 13.1 million of the potential shares, respectively, relate to our *Convertible perpetual preferred stock*. For the years ended December 31, 2012 and 2011, adding back the dividends for the *Convertible perpetual preferred stock* to our *Income from continuing operations attributable to HealthSouth common shareholders* causes a per share increase when calculating diluted earnings per common share resulting in an antidilutive per share amount. Therefore, basic and diluted earnings per common share are the same for the years ended December 31, 2012 and 2011.

Options to purchase approximately 1.8 million shares of common stock were outstanding as of December 31, 2012 and 2011, but were not included in the computation of diluted weighted-average shares because to do so would have been antidilutive.

In October 2011, our board of directors authorized the repurchase of up to $125 million of our common stock. No repurchases were made under this original authorization. On February 15, 2013, our board of directors approved an increase in our existing common stock repurchase authorization from $125 million to $350 million. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors.

In January 2004, we repaid our then-outstanding 3.25% Convertible Debentures using the net proceeds of a loan arranged by Credit Suisse First Boston. In connection with this transaction, we issued warrants to the lender to purchase two million shares of our common stock. Each warrant has a term of ten years from the date of issuance and an exercise price of $32.50 per share. The warrants were not assumed exercised for dilutive shares outstanding because they were antidilutive in the periods presented. In October 2011, our board of directors also granted discretion to management to repurchase these warrants from time to time, subject to similar conditions discussed above for the repurchase of our common stock. However, the board of directors' decision to increase the common stock repurchase authorization, as discussed above, on February 15, 2013 replaces this authorization for warrants.

On September 30, 2009, we issued 5.0 million shares of common stock and 8.2 million common stock warrants in full satisfaction of our obligation to do so under the Consolidated Securities Action settlement. Each warrant has a term of approximately seven years from the date of issuance and an exercise price of $41.40 per share. The warrants were not assumed exercised for dilutive shares outstanding because they were antidilutive in the periods presented.

See Note 11, *Convertible Perpetual Preferred Stock*, for additional information related to repurchases of our preferred stock.

19. Contingencies and Other Commitments:

We operate in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.

Derivative Litigation—

All lawsuits purporting to be derivative complaints on our behalf filed in the Circuit Court of Jefferson County, Alabama since 2002 have been dismissed or consolidated with the first-filed action captioned *Tucker v. Scrushy* and filed August 28, 2002. Derivative lawsuits in other jurisdictions have been stayed as well. The *Tucker* complaint asserted claims on our behalf against, among others, a number of our former officers and directors and Ernst & Young LLP, our former auditor. When originally filed, the primary allegations in the *Tucker* case involved self-dealing by Richard M. Scrushy, our former chairman and chief executive officer, and other insiders through transactions with various entities allegedly controlled by Mr. Scrushy. The complaint was amended four times to add additional defendants and include claims of accounting fraud, improper Medicare billing practices, and additional self-dealing transactions. We and the derivative stockholder plaintiffs have settled claims against some of the defendants. The *Tucker* derivative litigation against Mr. Scrushy and Ernst & Young are discussed in more detail below.

Litigation Against Richard M. Scrushy—

On June 18, 2009, the Circuit Court of Jefferson County, Alabama entered a final judgment in the *Tucker* case on our derivative claims against Mr. Scrushy finding him guilty of fraud and breach of fiduciary duties and ordering him to pay $2.9 billion in damages to us. On January 28, 2011, the Supreme Court of Alabama affirmed the final judgment in its entirety.

We, in coordination with derivative plaintiffs counsel, have actively pursued, and continue to actively pursue, our remedies to collect the final judgment to the fullest extent permitted by law. Our collection efforts are ongoing and have included the seizure of various assets and bank accounts of Mr. Scrushy in accordance with state law governing the enforcement of civil judgments. Additionally, in coordination with derivative plaintiffs' counsel, we filed a lawsuit on July 2, 2009 in the Circuit Court of Jefferson County, Alabama, captioned *Tucker v. Scrushy et al.*, seeking to void certain transfers of assets made by Mr. Scrushy to a number of entities controlled by or related to Mr. Scrushy and/or members of his immediate family. Many of the assets recovered to date from Mr. Scrushy and these related entities have been liquidated. Additional sales of assets will occur in the future, from time to time. For the years ended December 31, 2012 and 2011, we recorded net gains of $3.5 million and $12.3 million, respectively, in *Government, class action, and related settlements* in our consolidated statements of operations in connection with our receipt of cash distributions, after reimbursement of reasonable out-of-pocket expenses incurred by HealthSouth and the attorneys for the derivative stockholder plaintiffs for property maintenance of and fees incurred to locate Mr. Scrushy's assets and after recording a liability for the federal plaintiffs' 25% apportionment of any net recovery from Mr. Scrushy as required in the January 2007 comprehensive settlement of the consolidated securities action brought against us by our stockholders and bondholders. We are obligated to pay 35% of any recovery from Mr. Scrushy along with reasonable out-of-pocket expenses to the attorneys for the derivative stockholder plaintiffs. In connection with those obligations, during 2011, $5.2 million of the amounts previously collected were distributed to attorneys for the derivative stockholder plaintiffs. During 2012, an additional $1.4 million of the amounts collected were distributed to attorneys for the derivative stockholder plaintiffs. We recorded these cash distributions as part of *Professional fees—accounting, tax, and legal* in our consolidated statements of operations for those years.

Litigation By and Against Former Independent Auditor—

In March 2003, claims on behalf of HealthSouth were brought in the *Tucker* derivative litigation against Ernst & Young, alleging that from 1996 through 2002, when Ernst & Young served as our independent auditor, Ernst & Young acted recklessly and with gross negligence in performing its duties, and specifically that Ernst & Young failed to perform reviews and audits of our financial statements with due professional care as required by law and by its contractual agreements with us. The claims further allege Ernst & Young either knew of or, in the exercise of due care, should have discovered and investigated the fraudulent and improper accounting practices being directed by certain officers and employees, and should have reported them to our board of directors and the audit committee. The claims seek compensatory and punitive damages, disgorgement of fees received from us by Ernst & Young, and attorneys' fees and costs. On March 18, 2005, Ernst & Young filed a lawsuit captioned *Ernst & Young LLP v. HealthSouth Corp.* in the Circuit Court of Jefferson County, Alabama. The complaint alleges we provided Ernst & Young with fraudulent management representation letters, financial statements, invoices, bank reconciliations, and journal entries in an effort to conceal accounting fraud. Ernst & Young claims that as a result of our actions, Ernst & Young's reputation has been injured and it has and will incur damages, expenses, and legal fees. On April 1, 2005, we answered Ernst & Young's claims and asserted counterclaims related or identical to those asserted in the *Tucker* action. Upon Ernst & Young's motion, the Alabama state court referred Ernst & Young's claims and our counterclaims to arbitration pursuant to a clause in the engagement agreements between HealthSouth and Ernst & Young. In August 2006, we and the derivative plaintiffs agreed to jointly prosecute the claims against Ernst & Young in arbitration.

The trial phase of the arbitration process began on July 12, 2010 before a three-person arbitration panel selected under rules of the American Arbitration Association (the "AAA"). On December 18, 2012, the AAA panel granted Ernst & Young's motion to dismiss our claims on the grounds that HealthSouth is not permitted to pursue its claims since certain of its former officers and employees committed fraudulent acts. The panel also denied and dismissed Ernst & Young's claims against us. On December 18, 2012, we, together with the stockholder derivative plaintiffs, filed a notice of appeal of the panel's decision in the Circuit Court of Jefferson County, Alabama. On December 28, 2012, we filed a motion to vacate the decision. We assert that the panel's decision is contrary to the Federal Arbitration Act and the duties of a public accounting firm to its corporate clients, and that the arbitrators exceeded their authority by entering an award contrary to Alabama law. The briefing schedule has been set, and the court has scheduled a hearing on the motion to vacate for April 12, 2013. Pursuant to the current schedule, we expect the court to rule on the motion by early May 2013.

We are vigorously pursuing our claims against Ernst & Young. Based on the ruling of the arbitration panel, we do not believe there is a reasonable possibility of a loss that might result from an adverse judgment or a settlement of this case.

General Medicine Action—

On August 16, 2004, General Medicine, P.C. filed a lawsuit against us captioned *General Medicine, P.C. v. HealthSouth Corp.* seeking the recovery of allegedly fraudulent transfers involving assets of Horizon/CMS Healthcare Corporation, a former subsidiary of HealthSouth. The lawsuit is pending in the Circuit Court of Jefferson County, Alabama (the "Alabama Action").

General Medicine's underlying claim against Horizon/CMS originates from a services contract entered into in 1995 between General Medicine and Horizon/CMS whereby General Medicine agreed to provide medical director services to skilled nursing facilities owned by Horizon/CMS for a term of three years. Horizon/CMS terminated the agreement for cause six months after it was executed, and General Medicine then initiated a lawsuit against Horizon/CMS in the United States District Court for the Eastern District of Michigan in 1996 (the "Michigan Action"). General Medicine's complaint in the Michigan Action alleged that Horizon/CMS breached the services contract by wrongfully terminating General Medicine. We acquired Horizon/CMS in 1997 and sold it to Meadowbrook Healthcare, Inc. in 2001 pursuant to a stock purchase agreement. In 2004, Meadowbrook, without the knowledge of HealthSouth, consented to the entry of a final judgment in the Michigan Action in favor of General Medicine against Horizon/CMS for the alleged wrongful termination of the contract with General Medicine in the amount of $376 million, plus interest from the date of the judgment until paid at the rate of 10% per annum (the "Consent Judgment"). The $376 million damages figure was unilaterally selected by General Medicine and was not tested or opposed by Meadowbrook. Additionally, the settlement agreement (the "Settlement") used as the basis for the Consent Judgment provided that Meadowbrook would pay only $300,000 to General Medicine to settle the Michigan Action and that General Medicine would seek to recover the remaining balance of the Consent Judgment solely from us. We were not a party to the Michigan Action, the Settlement negotiated by Meadowbrook, or the Consent Judgment.

The complaint filed by General Medicine against us in the Alabama Action alleges that while Horizon/CMS was our wholly owned subsidiary, General Medicine was an existing creditor of Horizon/CMS by virtue of the breach of contract claim underlying the Settlement. The complaint also alleges we caused Horizon/CMS to transfer its assets to us for less than a reasonably equivalent value or, in the alternative, with the actual intent to defraud creditors of Horizon/CMS, including General Medicine, in violation of the Alabama Uniform Fraudulent Transfer Act. General Medicine further alleges in its amended complaint that we are liable for the Consent Judgment despite not being a party to it because as Horizon/CMS's parent we failed to observe corporate formalities in our operation and ownership of Horizon/CMS, misused our control of Horizon/CMS, stripped assets from Horizon/CMS, and engaged in other conduct which amounted to a fraud on Horizon/CMS's creditors. General Medicine has requested relief including recovery of the unpaid amount of the Consent Judgment, the avoidance of the subject transfers of assets, attachment of the assets transferred to us, appointment of a receiver over the transferred properties, and a monetary judgment for the value of properties transferred.

We have denied liability to General Medicine and asserted counterclaims against General Medicine for fraud, injurious falsehood, tortious interference with business relations, conspiracy, unjust enrichment, abuse of process, and other causes of action. In our counterclaims, we alleged the Consent Judgment is the product of fraud, collusion and bad faith by General Medicine and Meadowbrook and, further, that these parties were guilty of a conspiracy to manufacture a lawsuit against HealthSouth in favor of General Medicine. Consequently, we assert that the Consent Judgment is not evidence of a legitimate debt owed by Horizon/CMS to General Medicine that is collectible from HealthSouth under any theory of liability.

In 2008, after we obtained discovery concerning the circumstances that led to the entry of the Consent Judgment, we filed a motion in the Michigan Action asking the court to set aside the Consent Judgment on grounds that it was the product of fraud on the court and collusion by the parties. On May 21, 2009, the court granted our motion to set aside the Consent Judgment on grounds that it was the product of fraud on the court. On March 9, 2010, General Medicine filed an appeal of the court's decision to the Sixth Circuit Court of Appeals. The parties agreed to a voluntary stay of the Alabama Action pending the outcome of General Medicine's appeal to the Sixth Circuit Court of Appeals. On April 10, 2012, the Sixth Circuit Court of Appeals reversed the lower court's ruling and reinstated the Consent Judgment. Due to the conclusion of the appeal in the Michigan Action, General Medicine requested reactivation of the Alabama Action in the Circuit Court of Jefferson County, Alabama. On October 4, 2012, the Alabama Action was assigned to a judge in the commercial litigation docket. On January 10, 2013, we filed a motion for partial summary judgment seeking a declaration that the Consent Judgment obtained by General

Medicine is not enforceable against us because, among other reasons, it was the result of collusion. The parties have briefed this issue, and the court has scheduled a hearing on the motion for February 20, 2013.

Based on the stage of litigation, review of the current facts and circumstances as we understand them, the nature of the underlying claim, the results of the proceedings to date, and the nature and scope of the defense we continue to mount, we do not believe an adverse judgment or settlement is probable in this matter, and it is also not possible to estimate the amount of loss, if any, or range of possible loss that might result from an adverse judgment or settlement of this case. We intend to vigorously defend ourselves against General Medicine's claims and to vigorously prosecute our counterclaims against General Medicine.

Other Litigation—

We have been named as a defendant in a lawsuit filed March 28, 2003 by several individual stockholders in the Circuit Court of Jefferson County, Alabama, captioned *Nichols v. HealthSouth Corp.* The plaintiffs allege that we, some of our former officers, and our former investment bank engaged in a scheme to overstate and misrepresent our earnings and financial position. The plaintiffs are seeking compensatory and punitive damages. This case was consolidated with the *Tucker* case for discovery and other pretrial purposes and was stayed in the Circuit Court on August 8, 2005. The plaintiffs filed an amended complaint on November 9, 2010 to which we responded with a motion to dismiss filed on December 22, 2010. During a hearing on February 24, 2012, plaintiffs' counsel indicated his intent to dismiss certain claims against us. Instead, on March 9, 2012, the plaintiffs amended their complaint to include additional securities fraud claims against HealthSouth and add several former officers to the lawsuit. On September 12, 2012, the plaintiffs further amended their complaint to request certification as a class action. One of those named officers has repeatedly attempted to remove the case to federal district court, most recently on December 11, 2012. We filed our latest motion to remand the case back to state court on January 10, 2013. At this time, we do not know when the court will rule on the motion to remand. We intend to vigorously defend ourselves in this case. Based on the stage of litigation, review of the current facts and circumstances as we understand them, the nature of the underlying claim, the results of the proceedings to date, and the nature and scope of the defense we continue to mount, we do not believe an adverse judgment or settlement is probable in this matter, and it is also not possible to estimate the amount of loss, if any, or range of possible loss that might result from an adverse judgment or settlement of this case.

We were named as a defendant in a lawsuit filed March 3, 2009 by an individual in the Court of Common Pleas, Richland County, South Carolina, captioned *Sulton v. HealthSouth Corp, et al.* The plaintiff alleged that certain treatment he received at a HealthSouth facility complicated a pre-existing infectious injury. The plaintiff sought recovery for pain and suffering, medical expenses, punitive damages, and other damages. On July 30, 2010, the jury in this case returned a verdict in favor of the plaintiff for $12.3 million in damages. We appealed that verdict, and on May 29, 2012, the Supreme Court of South Carolina granted the parties' joint motion to submit the appeal directly to that court. On November 21, 2012, the supreme court reversed the jury verdict in its entirety and remanded the case to the court of common pleas for retrial. The new trial has not yet been scheduled.

Given the original jury verdict in *Sulton*, we had recorded a liability of $12.3 million in *Other current liabilities* in our consolidated balance sheet as of December 31, 2011 with a corresponding receivable of $7.7 million in *Prepaid expenses and other current assets* for the portion of the claim we expected to be covered through our excess insurance coverages, resulting in a net charge of $4.6 million to *Other operating expenses* in our consolidated statement of operations for the year ended December 31, 2010. The $4.6 million portion of this claim would be a covered claim through our captive insurance subsidiary, HCS, Ltd. We made a $6.0 million payment through HCS, Ltd. to the Richland County clerk as a deposit during the appeal process. The deposit was a restricted asset included in *Prepaid expenses and other current assets* in our consolidated balance sheet as of December 31, 2011. Given the reversal by the supreme court, the deposit has been returned to HCS, and we have decreased the liability and corresponding receivable related to the original jury verdict in our consolidated balance sheet and statement of operations as of and for the year ended December 31, 2012.

We intend to vigorously defend ourselves in this case. We believe the attending nurses acted both responsibly and professionally, and we will continue to support and defend them. There is a reasonable possibility a loss may result from an adverse judgment or settlement of this case. As discussed above, any such loss would be covered through our captive insurance subsidiary. See Note 10, *Self-Insured Risks*.

Other Matters—

The False Claims Act, 18 U.S.C. § 287, allows private citizens, called "relators," to institute civil proceedings alleging violations of the False Claims Act. These *qui tam* cases are generally sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government, and the presiding court. It is possible that *qui tam* lawsuits have been filed against us and that we are unaware of such filings or have been ordered by the presiding court not to discuss or disclose the filing of such lawsuits. We may be subject to liability under one or more undisclosed *qui tam* cases brought pursuant to the False Claims Act.

It is our obligation as a participant in Medicare and other federal healthcare programs to routinely conduct audits and reviews of the accuracy of our billing systems and other regulatory compliance matters. As a result of these reviews, we have made, and will continue to make, disclosures to the HHS-OIG and CMS relating to amounts we suspect represent over-payments from these programs, whether due to inaccurate billing or otherwise. Some of these disclosures have resulted in, or may result in, HealthSouth refunding amounts to Medicare or other federal healthcare programs.

On June 24, 2011, we received a document subpoena addressed to the HealthSouth Hospital of Houston, a LTCH we closed in August 2011, from the Dallas, Texas office of the HHS-OIG. The subpoena is in connection with an investigation of possible false or otherwise improper claims submitted to Medicare and Medicaid and requests documents and materials relating to this closed LTCH's patient admissions, length of stay, and discharge matters. We are cooperating fully with the HHS-OIG in connection with this subpoena and are currently unable to predict the timing or outcome of this investigation. See also Note 16, *Assets and Liabilities in and Results of Discontinued Operations*.

We also face certain financial risks and challenges relating to our 2007 divestiture transactions of our former surgery, outpatient, and diagnostics divisions following their closing. These include indemnification obligations or other claims and assessments, which in the aggregate could have a material adverse effect on our financial position, results of operations, and cash flows.

Delaware Settlement—

On April 4, 2011, we entered into a definitive settlement and release agreement with the state of Delaware relating to a previously disclosed audit of unclaimed property conducted on behalf of Delaware and two other states by Kelmar Associates, LLC. While the terms of the settlement are confidential, the amount paid to Delaware was less than the amount previously accrued in our consolidated balance sheet as of December 31, 2010. Accordingly, we recorded a $25.3 million pre-tax gain in connection with this settlement as part of our results of operations for the year ended December 31, 2011. Of this amount, $24.8 million is included in *Income from discontinued operations, net of tax*, as this gain primarily related to our previously divested divisions. The remainder is included in *Net operating revenues* in our consolidated statement of operations for the year ended December 31, 2011.

Other Commitments—

We are a party to service and other contracts in connection with conducting our business. Minimum amounts due under these agreements are $27.8 million in 2013, $22.3 million in 2014, $24.3 million in 2015, $21.7 million in 2016, $10.7 million in 2017, and $32.8 million thereafter. These contracts primarily relate to software licensing and support.

We also have commitments under severance agreements with former employees. Payments under these agreements approximate $0.2 million in each of the years 2013 through 2017, and $2.4 million thereafter.

20. Quarterly Data (Unaudited):

	2012				
	First	Second	Third	Fourth	Total
	(In Millions, Except Per Share Data)				
Net operating revenues	$ 538.6	$ 533.4	$ 537.0	$ 552.9	$ 2,161.9
Operating earnings[a]	96.1	92.7	94.4	95.5	378.7
Provision for income tax expense	29.1	26.9	28.1	24.5	108.6
Income from continuing operations	57.2	56.4	60.4	57.4	231.4
(Loss) income from discontinued operations, net of tax	(0.4)	3.5	(0.5)	1.9	4.5
Net income	56.8	59.9	59.9	59.3	235.9
Less: Net income attributable to noncontrolling interests	(12.6)	(13.2)	(12.8)	(12.3)	(50.9)
Net income attributable to HealthSouth	$ 44.2	$ 46.7	$ 47.1	$ 47.0	$ 185.0
Earnings per common share:					
Basic earnings per share attributable to HealthSouth common shareholders: [b]					
Continuing operations	$ 0.40	$ 0.39	$ 0.44	$ 0.42	$ 1.65
Discontinued operations	(0.01)	0.04	—	0.02	0.04
Net income	$ 0.39	$ 0.43	$ 0.44	$ 0.44	$ 1.69
Diluted earnings per share attributable to HealthSouth common shareholders:[b][c]					
Continuing operations	$ 0.40	$ 0.39	$ 0.44	$ 0.42	$ 1.65
Discontinued operations	(0.01)	0.04	—	0.02	0.04
Net income	$ 0.39	$ 0.43	$ 0.44	$ 0.44	$ 1.69

(a) We define operating earnings as income from continuing operations attributable to HealthSouth before (1) loss on early extinguishment of debt; (2) interest expense and amortization of debt discounts and fees; (3) other income; and (4) income tax expense.

(b) Per share amounts may not sum due to the weighted average common shares outstanding during each quarter compared to the weighted average common shares outstanding during the entire year.

(c) During the first, second, and fourth quarters of 2012, adding back the dividends for the *Convertible perpetual preferred stock* to our *Income from continuing operations attributable to HealthSouth common shareholders* causes a per share increase when calculating diluted earnings per common share resulting in an antidilutive per share amount. Therefore, basic and diluted earnings per common share are the same for these quarters in 2012. For the third quarter of 2012, basic and diluted earnings per common share amounts are the same due to rounding.

	2011				
	First	Second	Third	Fourth	Total
	(In Millions, Except Per Share Data)				
Net operating revenues	$ 506.0	$ 505.1	$ 497.7	$ 518.1	$ 2,026.9
Operating earnings[a]	89.3	90.9	79.1	92.1	351.4
Provision for income tax (benefit) expense	(7.4)	11.2	18.1	15.2	37.1
Income from continuing operations	74.0	30.7	33.6	67.5	205.8
Income (loss) from discontinued operations, net of tax	17.5	1.6	34.7	(5.0)	48.8
Net income	91.5	32.3	68.3	62.5	254.6
Less: Net income attributable to noncontrolling interests	(11.7)	(10.4)	(11.3)	(12.5)	(45.9)
Net income attributable to HealthSouth	$ 79.8	$ 21.9	$ 57.0	$ 50.0	$ 208.7
Earnings per common share:					
Basic earnings per share attributable to HealthSouth common shareholders:[b]					
Continuing operations	$ 0.60	$ 0.14	$ 0.17	$ 0.52	$ 1.42
Discontinued operations	0.19	0.03	0.37	(0.05)	0.54
Net income	$ 0.79	$ 0.17	$ 0.54	$ 0.47	$ 1.96
Diluted earnings per share attributable to HealthSouth common shareholders:[c]					
Continuing operations	$ 0.57	$ 0.14	$ 0.17	$ 0.50	$ 1.42
Discontinued operations	0.16	0.03	0.37	(0.04)	0.54
Net income	$ 0.73	$ 0.17	$ 0.54	$ 0.46	$ 1.96

(a) We define operating earnings as income from continuing operations attributable to HealthSouth before (1) loss on early extinguishment of debt; (2) interest expense and amortization of debt discounts and fees; (3) other income; and (4) income tax expense or benefit.

(b) Basic per share amounts may not sum due to the weighted average common shares outstanding each quarter compared to the weighted average common shares outstanding during the entire year.

(c) Total diluted earnings per common share will not sum due to antidilution in the quarters ended June 30, 2011 and September 30, 2011.

In 2012, we revised our condensed consolidating statements of cash flows for the three months ended March 31, 2012 and 2011 and the six months ended June 30, 2012 and 2011 as presented in Note 9, *Condensed Consolidating Financial Information*, to the financial statements accompanying our Quarterly Reports on Form 10-Q for the first and second quarters of 2012 to adjust cash flows from operating activities to eliminate equity in earnings from affiliates, which is a noncash activity. The impact of this revision, along with other immaterial classification revisions, was to decrease cash flows from operating activities (and, correspondingly increase cash flows from financing activities) during the applicable periods for HealthSouth Corporation, Guarantor Subsidiaries, and Nonguarantor Subsidiaries, with an offset to Eliminating Entries, as shown in the table below (in millions). This revision is not material to the related financial statements for any prior periods and had no impact on our consolidated statements of cash flows.

	For the Three Months Ended March 31,		For the Six Months Ended June 30,	
	2012	2011	2012	2011
HealthSouth Corporation	$ 68.5	$ 55.5	$ 137.0	$ 113.7
Guarantor Subsidiaries	5.7	3.7	10.8	8.6
Nonguarantor Subsidiaries	7.3	1.0	7.3	2.0

21. Condensed Consolidating Financial Information:

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X, Rule 3-10, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." Each of the subsidiary guarantors is 100% owned by HealthSouth, and all guarantees are full and unconditional and joint and several, subject to certain customary conditions for release. HealthSouth's investments in its consolidated subsidiaries, as well as guarantor subsidiaries' investments in nonguarantor subsidiaries and nonguarantor subsidiaries' investments in guarantor subsidiaries, are presented under the equity method of accounting with the related investment presented within the line item *Intercompany receivable* in the accompanying condensed consolidating balance sheets.

As described in Note 8, *Long-term Debt*, the terms of our credit agreement restrict us from declaring or paying cash dividends on our common stock unless: (1) we are not in default under our credit agreement and (2) the amount of the dividend, when added to the aggregate amount of certain other defined payments made during the same fiscal year, does not exceed certain maximum thresholds. However, as described in Note 11, *Convertible Perpetual Preferred Stock*, our preferred stock generally provides for the payment of cash dividends, subject to certain limitations.

In 2012, we revised our condensed consolidating statements of cash flows for the years ended December 31, 2011 and 2010 to adjust cash flows from operating activities to eliminate equity in earnings from affiliates, which is a noncash activity. The impact of this revision, along with other immaterial classification revisions, was to decrease 2011 and 2010 cash flows from operating activities (and, correspondingly increase cash flows from financing activities) for HealthSouth Corporation, Guarantor Subsidiaries, and Nonguarantor Subsidiaries, with an offset to Eliminating Entries, as shown in the table below (in millions). This revision is not material to the related financial statements for any prior periods and had no impact on our consolidated statements of cash flows.

	For the Year Ended December 31,	
	2011	2010
HealthSouth Corporation	$ 233.4	$ 194.8
Guarantor Subsidiaries	13.2	16.8
Nonguarantor Subsidiaries	4.0	4.0

During 2012, certain wholly owned subsidiaries of HealthSouth made a dividend or distribution of available cash, including intercompany receivable balances, to their parents. These dividends and distributions impacted the *Intercompany receivable* and *HealthSouth shareholders' equity (deficit)* line items in the accompanying condensed consolidating balance sheet as of December 31, 2012 but had no impact on the consolidated financial statements of HealthSouth Corporation. Historically, regular dividends or distributions of available cash, including intercompany receivable balances resulting from HealthSouth's routine sweeps of the cash balances under cash management arrangements at wholly owned subsidiaries, have not been made by HealthSouth's wholly owned subsidiaries to their parents. Going forward, we intend to make such dividends and distributions periodically.

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2012				
	HealthSouth Corporation	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 27.0	$ 1,544.8	$ 649.3	$ (59.2)	$ 2,161.9
Less: Provision for doubtful accounts	(0.6)	(17.7)	(8.7)	—	(27.0)
Net operating revenues less provision for doubtful accounts	26.4	1,527.1	640.6	(59.2)	2,134.9
Operating expenses:					
Salaries and benefits	25.0	730.2	308.6	(13.6)	1,050.2
Other operating expenses	16.9	218.5	97.4	(29.0)	303.8
General and administrative expenses	117.9	—	—	—	117.9
Supplies	0.7	72.7	29.0	—	102.4
Depreciation and amortization	8.8	56.9	16.8	—	82.5
Occupancy costs	4.9	43.7	16.6	(16.6)	48.6
Government, class action, and related settlements	(3.5)	—	—	—	(3.5)
Professional fees—accounting, tax, and legal	16.1	—	—	—	16.1
Total operating expenses	186.8	1,122.0	468.4	(59.2)	1,718.0
Loss on early extinguishment of debt	4.0	—	—	—	4.0
Interest expense and amortization of debt discounts and fees	85.1	7.5	2.6	(1.1)	94.1
Other income	(1.2)	(5.0)	(3.4)	1.1	(8.5)
Equity in net income of nonconsolidated affiliates	(4.3)	(8.4)	—	—	(12.7)
Equity in net income of consolidated affiliates	(258.0)	(21.5)	—	279.5	—
Management fees	(97.1)	75.1	22.0	—	—
Income from continuing operations before income tax (benefit) expense	111.1	357.4	151.0	(279.5)	340.0
Provision for income tax (benefit) expense	(72.6)	142.9	38.3	—	108.6
Income from continuing operations	183.7	214.5	112.7	(279.5)	231.4
Income from discontinued operations, net of tax	1.3	1.3	1.9	—	4.5
Net Income	185.0	215.8	114.6	(279.5)	235.9
Less: Net income attributable to noncontrolling interests	—	—	(50.9)	—	(50.9)
Net income attributable to HealthSouth	$ 185.0	$ 215.8	$ 63.7	$ (279.5)	$ 185.0
Comprehensive income	$ 186.6	$ 215.8	$ 114.6	$ (279.5)	$ 237.5
Comprehensive income attributable to HealthSouth	$ 186.6	$ 215.8	$ 63.7	$ (279.5)	$ 186.6

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2011				
	HealthSouth Corporation	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 22.1	$ 1,448.6	$ 601.4	$ (45.2)	$ 2,026.9
Less: Provision for doubtful accounts	(0.5)	(15.0)	(5.5)	—	(21.0)
Net operating revenues less provision for doubtful accounts	21.6	1,433.6	595.9	(45.2)	2,005.9
Operating expenses:					
Salaries and benefits	23.9	686.1	285.5	(13.5)	982.0
Other operating expenses	16.4	203.3	90.3	(21.7)	288.3
General and administrative expenses	110.5	—	—	—	110.5
Supplies	0.7	73.2	28.9	—	102.8
Depreciation and amortization	9.7	52.3	16.8	—	78.8
Occupancy costs	4.6	36.1	17.7	(10.0)	48.4
Government, class action, and related settlements	(12.3)	—	—	—	(12.3)
Professional fees—accounting, tax, and legal	21.0	—	—	—	21.0
Total operating expenses	174.5	1,051.0	439.2	(45.2)	1,619.5
Loss on early extinguishment of debt	38.8	—	—	—	38.8
Interest expense and amortization of debt discounts and fees	109.5	8.4	2.6	(1.1)	119.4
Other income	(0.2)	(0.1)	(3.5)	1.1	(2.7)
Equity in net income of nonconsolidated affiliates	(3.1)	(8.9)	—	—	(12.0)
Equity in net income of consolidated affiliates	(233.4)	(13.2)	—	246.6	—
Management fees	(93.9)	73.0	20.9	—	—
Income from continuing operations before income tax (benefit) expense	29.4	323.4	136.7	(246.6)	242.9
Provision for income tax (benefit) expense	(160.3)	156.8	40.6	—	37.1
Income from continuing operations	189.7	166.6	96.1	(246.6)	205.8
Income (loss) from discontinued operations, net of tax	19.0	34.3	(4.5)	—	48.8
Net Income	208.7	200.9	91.6	(246.6)	254.6
Less: Net income attributable to noncontrolling interests	—	—	(45.9)	—	(45.9)
Net income attributable to HealthSouth	$ 208.7	$ 200.9	$ 45.7	$ (246.6)	$ 208.7
Comprehensive income	$ 208.0	$ 200.9	$ 91.6	$ (246.6)	$ 253.9
Comprehensive income attributable to HealthSouth	$ 208.0	$ 200.9	$ 45.7	$ (246.6)	$ 208.0

FORM 10-K

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	For the Year Ended December 31, 2010				
	HealthSouth Corporation	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net operating revenues	$ 19.9	$ 1,344.5	$ 552.6	$ (39.4)	$ 1,877.6
Less: Provision for doubtful accounts	(0.4)	(12.1)	(3.9)	—	(16.4)
Net operating revenues less provision for doubtful accounts	19.5	1,332.4	548.7	(39.4)	1,861.2
Operating expenses:					
Salaries and benefits	19.3	646.7	268.1	(12.4)	921.7
Other operating expenses	17.6	185.4	86.1	(18.2)	270.9
General and administrative expenses	106.2	—	—	—	106.2
Supplies	0.6	70.7	28.1	—	99.4
Depreciation and amortization	9.7	48.4	15.0	—	73.1
Occupancy costs	3.1	33.7	16.8	(8.7)	44.9
Government, class action, and related settlements	1.1	—	—	—	1.1
Professional fees—accounting, tax, and legal	17.2	—	—	—	17.2
Total operating expenses	174.8	984.9	414.1	(39.3)	1,534.5
Loss on early extinguishment of debt	12.3	—	—	—	12.3
Interest expense and amortization of debt discounts and fees	116.0	8.8	3.0	(2.2)	125.6
Other income	(1.0)	(0.6)	(4.9)	2.2	(4.3)
Loss on interest rate swaps	13.3	—	—	—	13.3
Equity in net income of nonconsolidated affiliates	(2.3)	(7.8)	—	—	(10.1)
Equity in net income of consolidated affiliates	(194.8)	(16.8)	—	211.6	—
Management fees	(90.4)	70.5	19.9	—	—
(Loss) income from continuing operations before income tax (benefit) expense	(8.4)	293.4	116.6	(211.7)	189.9
Provision for income tax (benefit) expense	(904.8)	134.0	30.0	—	(740.8)
Income from continuing operations	896.4	159.4	86.6	(211.7)	930.7
Income from discontinued operations, net of tax	2.6	5.0	1.4	0.1	9.1
Net Income	899.0	164.4	88.0	(211.6)	939.8
Less: Net income attributable to noncontrolling interests	—	—	(40.8)	—	(40.8)
Net income attributable to HealthSouth	$ 899.0	$ 164.4	$ 47.2	$ (211.6)	$ 899.0
Comprehensive income	$ 899.5	$ 164.4	$ 88.0	$ (211.6)	$ 940.3
Comprehensive income attributable to HealthSouth	$ 899.5	$ 164.4	$ 47.2	$ (211.6)	$ 899.5

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	As of December 31, 2012				
	HealthSouth Corporation	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Assets					
Current assets:					
Cash and cash equivalents	$ 131.3	$ 0.3	$ 1.2	$ —	$ 132.8
Restricted cash	0.8	—	48.5	—	49.3
Accounts receivable, net	2.2	176.8	70.3	—	249.3
Deferred income tax assets	106.5	19.7	11.3	—	137.5
Prepaid expenses and other current assets	29.8	15.1	40.5	(17.5)	67.9
Total current assets	270.6	211.9	171.8	(17.5)	636.8
Property and equipment, net	13.6	549.4	185.0	—	748.0
Goodwill	—	266.1	171.2	—	437.3
Intangible assets, net	18.1	41.5	13.6	—	73.2
Deferred income tax assets	340.7	0.9	51.5	—	393.1
Other long-term assets	69.9	21.3	44.2	—	135.4
Intercompany receivable	1,243.3	—	—	(1,243.3)	—
Total assets	$ 1,956.2	$ 1,091.1	$ 637.3	$ (1,260.8)	$ 2,423.8
Liabilities and Shareholders' Equity (Deficit)					
Current liabilities:					
Current portion of long-term debt	$ 19.2	$ 8.4	$ 3.5	$ (17.5)	$ 13.6
Accounts payable	7.9	27.8	9.6	—	45.3
Accrued payroll	21.0	46.4	18.3	—	85.7
Accrued interest payable	25.6	0.1	0.2	—	25.9
Other current liabilities	63.6	18.1	48.7	—	130.4
Total current liabilities	137.3	100.8	80.3	(17.5)	300.9
Long-term debt, net of current portion	1,147.3	64.2	28.4	—	1,239.9
Self-insured risks	28.1	—	78.4	—	106.5
Other long-term liabilities	9.7	11.2	9.3	—	30.2
Intercompany payable	—	516.9	1,021.4	(1,538.3)	—
	1,322.4	693.1	1,217.8	(1,555.8)	1,677.5
Commitments and contingencies					
Convertible perpetual preferred stock	342.2	—	—	—	342.2
Shareholders' equity (deficit):					
HealthSouth shareholders' equity (deficit)	291.6	398.0	(693.0)	295.0	291.6
Noncontrolling interests	—	—	112.5	—	112.5
Total shareholders' equity (deficit)	291.6	398.0	(580.5)	295.0	404.1
Total liabilities and shareholders' equity (deficit)	$ 1,956.2	$ 1,091.1	$ 637.3	$ (1,260.8)	$ 2,423.8

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	As of December 31, 2011				
	HealthSouth Corporation	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Assets					
Current assets:					
Cash and cash equivalents	$ 26.0	$ 1.3	$ 2.8	$ —	$ 30.1
Restricted cash	0.7	—	34.6	—	35.3
Accounts receivable, net	2.4	154.4	66.0	—	222.8
Deferred income tax assets	111.7	14.9	0.6	—	127.2
Prepaid expenses and other current assets	33.5	16.0	30.7	(4.0)	76.2
Total current assets	174.3	186.6	134.7	(4.0)	491.6
Property and equipment, net	13.6	499.3	151.5	—	664.4
Goodwill	—	266.1	155.6	—	421.7
Intangible assets, net	12.0	37.4	8.3	—	57.7
Deferred income tax assets	431.3	27.4	48.8	—	507.5
Other long-term assets	62.4	32.0	40.1	(6.2)	128.3
Intercompany receivable	1,141.8	605.7	—	(1,747.5)	—
Total assets	$ 1,835.4	$ 1,654.5	$ 539.0	$ (1,757.7)	$ 2,271.2
Liabilities and Shareholders' Equity (Deficit)					
Current liabilities:					
Current portion of long-term debt	$ 10.9	$ 9.6	$ 2.4	$ (4.0)	$ 18.9
Accounts payable	5.1	28.7	11.6	—	45.4
Accrued payroll	29.6	39.8	15.6	—	85.0
Accrued interest payable	22.2	0.1	0.2	—	22.5
Other current liabilities	76.0	16.8	48.6	—	141.4
Total current liabilities	143.8	95.0	78.4	(4.0)	313.2
Long-term debt, net of current portion	1,144.6	73.2	24.2	(6.2)	1,235.8
Self-insured risks	32.8	—	70.0	—	102.8
Other long-term liabilities	9.8	10.9	9.7	—	30.4
Intercompany payable	—	—	1,308.0	(1,308.0)	—
	1,331.0	179.1	1,490.3	(1,318.2)	1,682.2
Commitments and contingencies					
Convertible perpetual preferred stock	387.4	—	—	—	387.4
Shareholders' equity (deficit):					
HealthSouth shareholders' equity (deficit)	117.0	1,475.4	(1,035.9)	(439.5)	117.0
Noncontrolling interests	—	—	84.6	—	84.6
Total shareholders' equity (deficit)	117.0	1,475.4	(951.3)	(439.5)	201.6
Total liabilities and shareholders' equity (deficit)	$ 1,835.4	$ 1,654.5	$ 539.0	$ (1,757.7)	$ 2,271.2

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2012				
	HealthSouth Corporation	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash provided by operating activities	$ 29.5	$ 251.8	$ 130.2	$ —	$ 411.5
Cash flows from investing activities:					
Purchases of property and equipment	(4.9)	(98.3)	(37.6)	—	(140.8)
Capitalized software costs	(8.5)	(7.2)	(3.2)	—	(18.9)
Acquisition of business, net of cash acquired	—	(3.1)	—	—	(3.1)
Proceeds from sale of restricted investments	—	—	0.3	—	0.3
Purchase of restricted investments	—	—	(9.1)	—	(9.1)
Net change in restricted cash	(0.1)	—	(13.9)	—	(14.0)
Other	(0.3)	(0.8)	0.2	—	(0.9)
Net cash provided by investing activities of discontinued operations	—	3.3	4.4	—	7.7
Net cash used in investing activities	(13.8)	(106.1)	(58.9)	—	(178.8)
Cash flows from financing activities:					
Proceeds from bond issuance	275.0	—	—	—	275.0
Principal payments on debt, including pre-payments	(164.9)	(1.3)	—	—	(166.2)
Borrowings on revolving credit facility	135.0	—	—	—	135.0
Payments on revolving credit facility	(245.0)	—	—	—	(245.0)
Principal payments under capital lease obligations	(0.3)	(8.9)	(2.9)	—	(12.1)
Repurchases of convertible perpetual preferred stock	(46.0)	—	—	—	(46.0)
Dividends paid on convertible perpetual preferred stock	(24.6)	—	—	—	(24.6)
Debt amendment and issuance costs	(7.7)	—	—	—	(7.7)
Distributions paid to noncontrolling interests of consolidated affiliates	—	—	(49.3)	—	(49.3)
Contributions from consolidated affiliates	—	—	10.5	—	10.5
Other	7.7	—	(7.3)	—	0.4
Change in intercompany advances	160.4	(136.5)	(23.9)	—	—
Net cash provided by (used in) financing activities	89.6	(146.7)	(72.9)	—	(130.0)
Increase (decrease) in cash and cash equivalents	105.3	(1.0)	(1.6)	—	102.7
Cash and cash equivalents at beginning of year	26.0	1.3	2.8	—	30.1
Cash and cash equivalents at end of year	$ 131.3	$ 0.3	$ 1.2	$ —	$ 132.8

FORM 10-K

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2011				
	HealthSouth Corporation	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash (used in) provided by operating activities	$ (56.8)	$ 272.2	$ 127.3	$ —	$ 342.7
Cash flows from investing activities:					
Purchases of property and equipment	(5.0)	(83.1)	(12.2)	—	(100.3)
Capitalized software costs	(6.6)	(2.0)	(0.2)	—	(8.8)
Acquisition of businesses, net of cash acquired	—	(4.9)	—	—	(4.9)
Proceeds from sale of restricted investments	—	—	1.2	—	1.2
Purchase of restricted investments	—	—	(8.4)	—	(8.4)
Net change in restricted cash	(0.2)	—	1.4	—	1.2
Net settlements on interest rate swaps not designated as hedges	(10.9)	—	—	—	(10.9)
Other	—	(0.9)	—	—	(0.9)
Net cash provided by (used in) investing activities of discontinued operations—					
Proceeds from sale of LTCHs	107.9	—	—	—	107.9
Other investing activities of discontinued operations	—	(0.3)	(0.4)	—	(0.7)
Net cash provided by (used in) investing activities	85.2	(91.2)	(18.6)	—	(24.6)
Cash flows from financing activities:					
Principal borrowings on term loan	100.0	—	—	—	100.0
Proceeds from bond issuance	120.0	—	—	—	120.0
Principal payments on debt, including pre-payments	(507.4)	(1.5)	4.0	—	(504.9)
Borrowings on revolving credit facility	338.0	—	—	—	338.0
Payments on revolving credit facility	(306.0)	—	—	—	(306.0)
Principal payments under capital lease obligations	(0.8)	(10.2)	(2.2)	—	(13.2)
Dividends paid on convertible perpetual preferred stock	(26.0)	—	—	—	(26.0)
Debt amendment and issuance costs	(4.4)	—	—	—	(4.4)
Distributions paid to noncontrolling interests of consolidated affiliates	—	—	(44.2)	—	(44.2)
Other	4.4	—	—	—	4.4
Change in intercompany advances	234.0	(168.1)	(65.9)	—	—
Net cash used in financing activities	(48.2)	(179.8)	(108.3)	—	(336.3)
(Decrease) increase in cash and cash equivalents	(19.8)	1.2	0.4	—	(18.2)
Cash and cash equivalents at beginning of year	45.8	0.1	2.4	—	48.3
Cash and cash equivalents at end of year	$ 26.0	$ 1.3	$ 2.8	$ —	$ 30.1

HealthSouth Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	For the Year Ended December 31, 2010				
	HealthSouth Corporation	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	HealthSouth Consolidated
			(In Millions)		
Net cash provided by operating activities	$ 13.5	$ 203.5	$ 120.8	$ (6.8)	$ 331.0
Cash flows from investing activities:					
Purchases of property and equipment	(2.9)	(39.0)	(20.9)	—	(62.8)
Capitalized software costs	(6.0)	(0.4)	(0.1)	—	(6.5)
Acquisition of business, net of cash acquired	—	(34.1)	—	—	(34.1)
Proceeds from sale of restricted investments	—	—	10.4	—	10.4
Purchase of restricted investments	—	—	(26.0)	—	(26.0)
Net change in restricted cash	1.8	—	29.5	—	31.3
Net settlements on interest rate swaps not designated as hedges	(44.7)	—	—	—	(44.7)
Other	(0.1)	(0.3)	—	—	(0.4)
Net cash provided by (used in) investing activities of discontinued operations	0.4	(0.9)	7.4	—	6.9
Net cash (used in) provided by investing activities	(51.5)	(74.7)	0.3	—	(125.9)
Cash flows from financing activities:					
Proceeds from bond issuance	525.0	—	—	—	525.0
Principal payments on debt, including pre-payments	(755.3)	—	4.0	—	(751.3)
Borrowings on revolving credit facility	100.0	—	—	—	100.0
Payments on revolving credit facility	(22.0)	—	—	—	(22.0)
Principal payments under capital lease obligations	(2.4)	(10.5)	(2.0)	—	(14.9)
Dividends paid on convertible perpetual preferred stock	(26.0)	—	—	—	(26.0)
Debt amendment and issuance costs	(19.3)	—	—	—	(19.3)
Distributions paid to noncontrolling interests of consolidated affiliates	—	—	(34.4)	—	(34.4)
Contributions from consolidated affiliates	—	—	4.8	—	4.8
Other	0.4	—	0.2	—	0.6
Change in intercompany advances	207.3	(120.0)	(94.1)	6.8	—
Net cash provided by (used in) financing activities	7.7	(130.5)	(121.5)	6.8	(237.5)
Decrease in cash and cash equivalents	(30.3)	(1.7)	(0.4)	—	(32.4)
Cash and cash equivalents at beginning of year	76.1	1.8	2.8	—	80.7
Cash and cash equivalents at end of year	$ 45.8	$ 0.1	$ 2.4	$ —	$ 48.3

FORM 10-K

EXHIBIT LIST

No.	Description
2.1.1	Asset Purchase Agreement, dated as of May 17, 2011, among HealthSouth Corporation, Houston Rehabilitation Associates, HealthSouth Specialty Hospital of North Louisiana, LLC, HealthSouth LTAC of Sarasota, Inc., HealthSouth of Pittsburgh, LLC, HealthSouth Sub-Acute Center of Mechanicsburg, LLC, Rehabilitation Hospital of Nevada - Las Vegas, Inc., HealthSouth of Texas, Inc., and Sarasota LTAC Properties, LLC, and LifeCare Hospitals Of Mechanicsburg, LLC, LifeCare Hospital at Tenaya, LLC, LifeCare Hospitals of Houston, LLC, Pittsburgh Specialty Hospital, LLC, LifeCare Hospitals of Sarasota, LLC, LifeCare Specialty Hospital of North Louisiana, LLC (incorporated by reference to Exhibit 2.1 to HealthSouth's Quarterly Report on Form 10-Q filed on August 4, 2011).#
2.1.2	First Amendment to the Asset Purchase Agreement, dated as of July 21, 2011, among HealthSouth Corporation, Houston Rehabilitation Associates, HealthSouth Specialty Hospital of North Louisiana, LLC, HealthSouth LTAC of Sarasota, Inc., HealthSouth of Pittsburgh, LLC, HealthSouth Sub-Acute Center of Mechanicsburg, LLC, Rehabilitation Hospital of Nevada – Las Vegas, Inc., HealthSouth of Texas, Inc., and Sarasota LTAC Properties, LLC, and LifeCare Hospitals of Mechanicsburg, LLC, LifeCare Hospital at Tenaya, LLC, LifeCare Hospitals of Houston, LLC, Pittsburgh Specialty Hospital, LLC, LifeCare Hospitals of Sarasota, LLC, LifeCare Specialty Hospital of North Louisiana, LLC (incorporated by reference to Exhibit 2.1.1 to HealthSouth's Quarterly Report on Form 10-Q filed on August 4, 2011).#
3.1	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998.*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on October 25, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on October 31, 2006).
3.3	Amended and Restated Bylaws of HealthSouth Corporation, effective as of October 30, 2009 (incorporated by reference to Exhibit 3.3 to HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).
3.4	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth's Current Report on Form 8-K filed on March 9, 2006).
4.1.1	Warrant Agreement, dated as of January 16, 2004, between HealthSouth Corporation and Wells Fargo Bank Northwest, N.A., as warrant agent (incorporated by reference to Exhibit 10.2 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).
4.1.2	Registration Rights Agreement, dated as of January 16, 2004, among HealthSouth Corporation and the entities listed on the signature pages thereto as holders of warrants and transfer restricted securities (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2004).
4.2	Warrant Agreement, dated as of September 30, 2009, among HealthSouth Corporation and Computershare Inc. and Computershare Trust Company, N.A., jointly and severally as warrant agent (incorporated by reference to Exhibit 4.1 to HealthSouth's Registration Statement on Form 8-A filed on October 1, 2009).
4.3.1	Indenture, dated as of December 1, 2009, between HealthSouth Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 8.125% Senior Notes due 2020, 7.250% Senior Notes due 2018, 7.750% Senior Notes due 2022, and 5.75% Senior Notes due 2024 (incorporated by reference to Exhibit 4.7.1 to HealthSouth's Annual Report on Form 10-K filed on February 23, 2010).
4.3.2	First Supplemental Indenture, dated December 1, 2009, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 8.125% Senior Notes due 2020 (incorporated by reference to Exhibit 4.7.2 to HealthSouth's Annual Report on Form 10-K filed on February 23, 2010).
4.3.3	Second Supplemental Indenture, dated October 7, 2010, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.250% Senior Notes due 2018 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on October 12, 2010).

4.3.4 Third Supplemental Indenture, dated October 7, 2010, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 7.750% Senior Notes due 2022 (incorporated by reference to Exhibit 4.3 to HealthSouth's Current Report on Form 8-K filed on October 12, 2010).

4.3.5 Fourth Supplemental Indenture, dated September 11, 2012, among HealthSouth Corporation, the Subsidiary Guarantors (as defined therein) and The Bank of Nova Scotia Trust Company of New York, as trustee, relating to HealthSouth's 5.75% Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to HealthSouth's Current Report on Form 8-K filed on September 11, 2012).

10.1 Stipulation of Partial Settlement, dated as of September 26, 2006, by and among HealthSouth Corporation, the stockholder lead plaintiffs named therein, the bondholder lead plaintiff named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.2 Stipulation of Settlement with Certain Individual Defendants dated as of September 25, 2006, by and among HealthSouth Corporation, plaintiffs named therein and the individual settling defendants named therein (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K filed on September 27, 2006).

10.3.1 HealthSouth Corporation Amended and Restated 2004 Director Incentive Plan.** +

10.3.2 Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan).** +

10.4 HealthSouth Corporation Amended and Restated Change in Control Benefits Plan (incorporated by reference to Exhibit 10.11 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.5.1 HealthSouth Corporation 1995 Stock Option Plan, as amended.* +

10.5.2 Form of Non-Qualified Stock Option Agreement (1995 Stock Option Plan).* +

10.6.1 HealthSouth Corporation 2002 Non-Executive Stock Option Plan.* +

10.6.2 Form of Non-Qualified Stock Option Agreement (2002 Non-Executive Stock Option Plan).* +

10.7 Description of the HealthSouth Corporation Senior Management Compensation Recoupment Policy (incorporated by reference to Item 5, "Other Matters," in HealthSouth's Quarterly Report on Form 10-Q filed on November 4, 2009).+

10.8 Description of the HealthSouth Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned "Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation" in HealthSouth's Definitive Proxy Statement on Schedule 14A filed on April 2, 2012).+

10.9 HealthSouth Corporation Nonqualified 401(k) Plan (incorporated by reference to Exhibit 10.11 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2011).+

10.10 HealthSouth Corporation Third Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on December 9, 2011).+

10.11 Letter of Understanding, dated as of December 2, 2010, between HealthSouth Corporation and Jay Grinney (incorporated by reference to Exhibit 10.1 to HealthSouth's Current Report on Form 8-K filed on December 3, 2010).+

10.12.1 HealthSouth Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10 to HealthSouth's Current Report on Form 8-K, filed on November 21, 2005).+

10.12.2 Form of Non-Qualified Stock Option Agreement (2005 Equity Incentive Plan).**+

10.13 Form of Key Executive Incentive Award Agreement.** +

10.14.1 HealthSouth Corporation Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 4(d) to HealthSouth's Registration Statement on Form S-8 filed on August 2, 2011).+

10.14.2 Form of Non-Qualified Stock Option Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.2 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009). +

10.14.3 Form of Restricted Stock Agreement (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.3 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.14.4 Form of Performance Share Unit Award (2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.28.4 to HealthSouth's Annual Report on Form 10-K filed on February 24, 2009).+

10.14.5 Form of Non-Qualified Stock Option Agreement (Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.2 to HealthSouth's Quarterly Report on Form 10-Q filed on August 4, 2011).+

10.14.6 Form of Restricted Stock Agreement (Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.3 to HealthSouth's Quarterly Report on Form 10-Q filed on August 4, 2011).+

10.14.7 Form of Performance Share Unit Award (Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.4 to HealthSouth's Quarterly Report on Form 10-Q filed on August 4, 2011).+

10.14.8 Form of Restricted Stock Unit Award (Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1.5 to HealthSouth's Quarterly Report on Form 10-Q filed on August 4, 2011).+

10.15 HealthSouth Corporation Directors' Deferred Stock Investment Plan.+

10.16 Written description of the annual compensation arrangement for non-employee directors of HealthSouth Corporation (incorporated by reference to the section captioned "Corporate Governance and Board Structure - Compensation of Directors" in HealthSouth's Definitive Proxy Statement on Schedule 14A, filed on April 2, 2012).+

10.17 Form of Indemnity Agreement entered into between HealthSouth Corporation and the directors of HealthSouth.* +

10.18 Lease between LAKD HQ, LLC and HealthSouth Corporation, dated March 31, 2008, for corporate office space (incorporated by reference to Exhibit 10.5 to HealthSouth's Quarterly Report on Form 10-Q filed on May 7, 2008).

10.19 Settlement Agreement and Stipulation regarding Fees, dated as of January 13, 2009 (incorporated by reference to Exhibit 99.3 to HealthSouth's Current Report on Form 8-K filed on January 20, 2009).

10.20.1 Second Amended and Restated Credit Agreement, dated May 10, 2011, among HealthSouth Corporation, Barclays Bank PLC, as administrative agent and collateral agent, Citigroup Global Markets Inc., as syndication agent, Bank of America, N.A., Goldman Sachs Lending Partners LLC, and Morgan Stanley & Co., as co-documentation agents, and various other lenders from time to time (incorporated by reference to Exhibit 10.2 to HealthSouth's Quarterly Report on Form 10-Q filed on August 4, 2011).

10.20.2 Third Amended and Restated Credit Agreement, dated August 10, 2012, among HealthSouth Corporation, Barclays Bank PLC, as administrative agent and collateral agent, Citigroup Global Markets Inc., as syndication agent, Bank of America, N.A., Goldman Sachs Lending Partners LLC, and Morgan Stanley Senior Funding, Inc., as co-documentation agents, and various other lenders from time to time (incorporated by reference to Exhibit 10.1 to HealthSouth's Quarterly Report on Form 10-Q filed on October 26, 2012).

10.20.3 Amended and Restated Collateral and Guarantee Agreement, dated as of October 26, 2010, among HealthSouth Corporation, its subsidiaries identified herein, and Barclays Bank PLC, as collateral agent (incorporated by reference to Exhibit 10.3 to HealthSouth's Current Report on Form 8-K/A filed on November 23, 2010).

12 Computation of Ratios.

21 Subsidiaries of HealthSouth Corporation.

23 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

24 Power of Attorney (included as part of signature page).

31.1 Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Sections of the HealthSouth Corporation Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language), submitted in the following files:

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema Document

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF XBRL Taxonomy Extension Definition Linkbase Document

101.LAB XBRL Taxonomy Extension Label Linkbase Document

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request

* Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on June 27, 2005.

** Incorporated by reference to HealthSouth's Annual Report on Form 10-K filed with the SEC on March 29, 2006.

+ Management contract or compensatory plan or arrangement.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jay Grinney, certify that:

1. I have reviewed this Annual Report on Form 10-K of HealthSouth Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2013

By: /s/ JAY GRINNEY

Name: Jay Grinney

Title: President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Douglas E. Coltharp, certify that:

1. I have reviewed this Annual Report on Form 10-K of HealthSouth Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2013

By: /s/ DOUGLAS E. COLTHARP

Name: Douglas E. Coltharp

Title: Executive Vice President and Chief Financial Officer

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSouth Corporation on Form 10-K for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jay Grinney, President and Chief Executive Officer of HealthSouth Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (the "2002 Act"), that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of HealthSouth Corporation.

Date: February 19, 2013

By: /s/ JAY GRINNEY
Name: Jay Grinney
Title: President and Chief Executive Officer

A signed original of this written statement has been provided to HealthSouth Corporation and will be retained by HealthSouth Corporation and furnished to the Securities and Exchange Commission or its staff upon request. This written statement shall not, except to the extent required by the 2002 Act, be deemed filed by HealthSouth Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that HealthSouth Corporation specifically incorporates it by reference.

Exhibit 32.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HealthSouth Corporation on Form 10-K for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Douglas E. Coltharp, Executive Vice President and Chief Financial Officer of HealthSouth Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (the "2002 Act"), that to the best of my knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of HealthSouth Corporation.

Date: February 19, 2013

By: /s/ DOUGLAS E. COLTHARP

Name: Douglas E. Coltharp

Title: Executive Vice President and Chief Financial Officer

A signed original of this written statement has been provided to HealthSouth Corporation and will be retained by HealthSouth Corporation and furnished to the Securities and Exchange Commission or its staff upon request. This written statement shall not, except to the extent required by the 2002 Act, be deemed filed by HealthSouth Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that HealthSouth Corporation specifically incorporates it by reference.

Board of Directors

JON F. HANSON
Chairman of the Board
HealthSouth Corporation
Chairman and Founder
The Hampshire Companies

JOHN W. CHIDSEY
Former CEO and Chairman of the Board
Burger King Holdings, Inc.
Trustee
Davidson College

DONALD L. CORRELL
Director
New Jersey Resources Corporation

YVONNE M. CURL
Director
Nationwide Mutual Insurance Company

CHARLES M. ELSON
Director
John L. Weinberg Center for Corporate Governance
University of Delaware

JAY GRINNEY
President and Chief Executive Officer
HealthSouth Corporation

JOAN E. HERMAN
President and Chief Executive Officer
Herman & Associates, LLC

LEO I. HIGDON, JR.
President
Connecticut College

LESLYE G. KATZ
Former Senior Vice President and Chief Financial Officer
IMS Health, Inc.

JOHN E. MAUPIN, JR.
President and Chief Executive Officer
Morehouse School of Medicine

L. EDWARD SHAW, JR.
Director
Mine Safety Appliances Co.

Executive Officers

JAY GRINNEY
President and Chief Executive Officer

DOUGLAS E. COLTHARP
Executive Vice President and Chief Financial Officer

MARK J. TARR
Executive Vice President and Chief Operating Officer

JOHN P. WHITTINGTON
Executive Vice President, General Counsel and Corporate Secretary

CHERYL B. LEVY
Chief Human Resources Officer

DEXANNE B. CLOHAN
Chief Medical Officer

ANDREW L. PRICE
Chief Accounting Officer

EDMUND M. FAY
Senior Vice President and Treasurer

Stockholder Information

CORPORATE OFFICES
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243
(205) 967-7116

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
1901 6th Avenue North, Suite 1600
Birmingham, Alabama 35203

TRANSFER AGENT AND REGISTRAR
Written Requests:
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940
By overnight delivery:
Computershare Investor Services
250 Royall Street
Canton, MA 02021
1-877-456-7913 (U.S.)
1-781-575-4686 (non-U.S.)
web.queries@computershare.com

STOCK LISTING
HealthSouth common stock trades on the New York Stock Exchange ("NYSE") under the symbol "HLS."

STOCKHOLDER INFORMATION AND INQUIRIES
Stockholders and investors seeking information concerning stock ownership or HealthSouth generally are invited to contact HealthSouth's Investor Relations by calling (205) 968-6400 or sending an email to feedback@healthsouth.com.

Information concerning HealthSouth can also be obtained through our website at www.healthsouth.com.

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting will be held on May 2, 2013 at 11 a.m., central time, at our corporate headquarters, 3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243.

CERTIFICATIONS
Our chief executive officer and chief financial officer have filed with the Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.



HEALTHSOUTH®

3660 Grandview Parkway, Suite 200
Birmingham, AL 35243

healthsouth.com

©2013 HealthSouth Corporation 587734